As filed with the Securities and Exchange Commission on August 15, 2017

Registration No. 333-217547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GPM Petroleum LP

(Exact name of registrant as specified in its charter)

Delaware	5172	47-3590088
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8565 Magellan Parkway, Suite 400

Richmond, Virginia 23227

(804) 887-1980

(Address, including zip code, and telephone number, Including area code, of registrant’s principal executive offices)

Arie Kotler

8565 Magellan Parkway, Suite 400

Richmond, Virginia 23227

(804) 887-1980

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman Gillian A. Hobson Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Andrew J. Ericksen Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated August 15, 2017

PROSPECTUS

Common Units

Representing Limited Partner Interests

GPM Petroleum LP

This is the initial public offering of our common units representing limited partner interests. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $         and $         per common unit. We expect to grant the underwriters an option to purchase up to         additional common units. We intend to apply to list our common units on the New York Stock Exchange under the symbol “GPMP.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Summary—Emerging Growth Company.”

Investing in our common units involves risks. See “Risk Factors” beginning on page 25.

These risks include the following:

•	GPM is our largest customer, and we are dependent on GPM for a substantial majority of our revenues. Therefore, we are indirectly subject to the business risks of GPM. If GPM changes its business strategy, is unable to satisfy its obligations under the GPM Distribution Contracts, or significantly reduces the volume of motor fuel it purchases under such contracts, our revenues will decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders will be adversely affected.

•	On an as adjusted basis we would not have had a sufficient amount of cash available to pay the full minimum quarterly distribution on all of our common units and subordinated units for the twelve months ended June 30, 2017 and the year ended December 31, 2016.

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders. Furthermore, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate.

•	GPM owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including GPM, have conflicts of interest with us and limited fiduciary duties to us, and they may favor their own interests to the detriment of us and our unitholders.

•	Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of our general partner’s board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

•	There is no existing market for our common units, and a trading market that will provide unitholders with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•	Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to our unitholders would be substantially reduced.

•	Even if unitholders do not receive any cash distributions from us, unitholders will be required to pay taxes on their share of our taxable income.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds to GPM Petroleum LP (before expenses)	$	$

(1)	Excludes a structuring fee in the amount of $ payable to Raymond James & Associates, Inc. Please read “Underwriting.”

The underwriters expect to deliver the common units to purchasers on or about                     , 2017 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

RAYMOND JAMES	WELLS FARGO SECURITIES
RBC CAPITAL MARKETS

Co-Managers

BAIRD	WUNDERLICH	CAPITAL ONE SECURITIES

The date of this prospectus is                     , 2017.

The following map illustrates the geographic location of GPM sites owned and leased as of August 1, 2017:

Nebraska
Iowa
Wisconsin
Michigan
Illinois
Indiana
Ohio
Missouri
Kentucky
Tennessee
W. Virginia
Virginia
North Carolina
South Carolina
Pennsylvania
New York
Massachusetts
Rhode Island
Connecticut
New Jersey
Maryland
Delaware
DC
GPM Convenience Stores
Dealer Sites
Headquarters

i

Until                 , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus. This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Forward-Looking Statements” and “Risk Factors.”

Industry and Market Data

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Statements as to our market position and market estimates are based on independent industry publications, government publications, third-party forecasts, management’s estimates and assumptions about our markets and our internal research. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of GPM and third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

v

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements, before investing in our common units. Unless otherwise indicated, the information presented in this prospectus assumes (1) an initial public offering price of $        per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units. You should read “Risk Factors” for information about important risks that you should consider before buying our common units.

Unless the context otherwise requires, references in this prospectus to “GPM Petroleum LP,” the “partnership,” “we,” “our,” “us” or like terms refer to GPM Petroleum LP, a Delaware limited partnership, and its subsidiary. All references in this prospectus, unless the context otherwise requires, to the terms “Predecessor,” “our predecessor,” “GPM,” “our sponsor,” “we,” “our,” “us” or like terms refer to GPM Investments, LLC and its consolidated subsidiaries, our predecessor for accounting purposes for periods prior to January 1, 2016, which is the owner of our general partner. References in this prospectus to “our general partner” refer to GPM Petroleum GP, LLC, a Delaware limited liability company and the general partner of the partnership.

References in this prospectus to “lessee dealers” refer to third parties that operate sites that we or GPM own or lease and that we or GPM, in turn, lease or sublease to such third parties; “independent dealers” refer to third parties that own their sites or lease their sites from a landlord other than us or GPM; and “sub-wholesalers” and “bulk purchasers” refer to third parties that elect to purchase motor fuels from us, on a wholesale basis, instead of purchasing directly from major integrated oil companies and independent refiners.

GPM Petroleum LP

We are a growth-oriented Delaware limited partnership formed by GPM to engage in the wholesale distribution of motor fuels on a fixed fee per gallon basis to GPM-controlled convenience stores and third parties. We commenced operations on January 12, 2016 (the “Formation Date”). As of June 30, 2017, GPM, the seventh largest convenience store chain in the United States ranked by store count, controlled 895 convenience stores that sell motor fuel, merchandise, food, beverages and other products and services to retail customers in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States. GPM is obligated to purchase all of its motor fuel from us under 10-year wholesale motor fuel distribution agreements (the “GPM Distribution Contracts”). For the six months ended June 30, 2017 and the year ended December 31, 2016, we distributed approximately 406.6 million and 660.8 million gallons of motor fuel, respectively, to GPM-controlled sites and 3.0 million and 6.3 million gallons of motor fuel, respectively, to third-party customers. We believe we are one of the largest independent motor fuel distributors by number of convenience stores in the United States, the largest distributor of Valero-branded motor fuel on the East Coast and the third largest distributor of Valero-branded motor fuel in the United States. In addition, we receive rental income from real estate that we own and lease to third parties.

As described in more detail below in “—Our Relationship with GPM Investments, LLC—Our Agreements with GPM” and “—Formation Transactions and Partnership Structure,” we commenced operations when we entered into our initial fuel distribution contracts in January 2016 and closed a $70.0 million private placement to investment funds managed by OFI SteelPath, Inc. (“SteelPath” and such funds, the “SteelPath Funds”) a leading innovator in developing MLP investment products. SteelPath was first to market with MLP-focused open-end mutual funds, providing investors convenient access to this growing asset class. As of June 30, 2017, SteelPath’s assets under management were approximately $11.6 billion.

Our primary business objective is to make stable quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions. We intend to make minimum quarterly distributions of $         per unit per quarter (or $         per unit on an annualized basis), as further described in “Cash Distribution Policy and Restrictions on Distributions.”

We purchase motor fuel primarily from major integrated oil companies and independent refiners and distribute it to GPM pursuant to the GPM Distribution Contracts. As of June 30, 2017, GPM distributed volumes it purchased from us to:

•	895 convenience stores controlled by GPM;

•	37 sites operated by independent dealers;

•	40 sites owned or leased by GPM and operated by lessee dealers; and

•	50 consignment locations where GPM sells motor fuel to retail customers.

Though we arrange for the transportation of motor fuel to GPM for sale to its controlled convenience stores and consignment locations, we do not physically transport any of the motor fuel. GPM directly arranges for transportation of motor fuel to its independent and lessee dealers.

In addition to the volumes of motor fuel we distribute to GPM, we also distribute motor fuel directly to nine sub-wholesalers and bulk purchasers. Sub-wholesalers, in turn, distribute fuel to convenience stores. Bulk purchasers primarily purchase motor fuel for their own use. For the six months ended June 30, 2017 and the year ended December 31, 2016, we distributed approximately 3.0 million and 6.3 million gallons of motor fuel to sub-wholesalers and bulk purchasers, respectively. GPM is obligated to provide us a right of first offer to purchase fuel distribution contracts for all convenience stores, dealer sites and consignment locations that GPM acquires in the future, as described below in “—Our Relationship with GPM Investments, LLC—Our Agreements with GPM.”

The total amount of motor fuel we sold grew from 284.7 million gallons during 2012 to 667.0 million gallons during 2016, primarily as a result of a series of convenience store acquisitions by GPM. Since December 31, 2012, the number of GPM-controlled convenience stores has grown from 203 to 895, while the amount of motor fuel sold to GPM-controlled convenience stores has increased from 220.8 million gallons during 2012 to 597.1 million gallons during 2016.

(1)	Twelve months ended June 30, 2017.
(2)	Estimated volume of motor fuel sold for the twelve months ending September 30, 2018. Please read “Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions.”

During the six months ended June 30, 2017 and the year ended December 31, 2016, approximately 99.3% and 99.1%, respectively, of our fuel gallons sold were pursuant to the GPM Distribution Contracts. Under the GPM Distribution Contracts, we are the exclusive distributor of motor fuel purchased by GPM’s existing convenience stores, independent and lessee dealers and consignment locations for 10 years at cost plus a fixed fee of 4.5 cents per gallon, as described in more detail below in “—Our Relationship with GPM Investments, LLC—Our Agreements with GPM.”

We believe that we have limited direct exposure to fluctuating commodity prices because we charge GPM the cost of our fuel plus a fixed markup. GPM, in turn, passes these costs along to its retail customers at its controlled convenience stores and consignment locations and to the dealers it supplies.

For the six months ended June 30, 2017, we had gross profit of approximately $18.7 million, net income of approximately $15.1 million and Adjusted EBITDA of approximately $18.3 million. For the year ended December 31, 2016, we had gross profit of approximately $30.4 million, net income of approximately $24.6 million and Adjusted EBITDA of approximately $29.9 million. Sales to GPM pursuant to the GPM Distribution Contracts accounted for approximately 97.9% of our gross profit for each of those periods. Please read “—Non-GAAP Financial Measures” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”).

Our Relationship with GPM Investments, LLC

One of our primary strengths is our relationship with GPM, our predecessor for financial presentation purposes for periods prior to January 1, 2016. GPM, the seventh largest convenience store chain in the United States ranked by store count, controls 895 convenience stores and is the exclusive motor fuel supplier to an additional 133 dealer sites throughout 18 states in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States as of June 30, 2017. GPM entered the motor fuel retail and distribution business with its acquisition of 169 Fas Mart and Shore Stop sites in 2003. Arie Kotler, the founder, Chief Executive Officer and President of GPM and Chairman of the Board of Directors, Chief Executive Officer and President of our general partner, managed this initial acquisition and has also been responsible for GPM’s continued growth through the acquisitions detailed below. Since its formation in 2003, GPM has achieved significant growth through a series of 15 acquisitions of convenience stores and dealer sites that have been successfully integrated into GPM’s existing business. GPM’s significant distribution volumes, together with its industry relationships, led to its negotiation of a 10-year supply agreement with Valero Marketing and Supply (“Valero Marketing”) in 2012, which was amended and extended to March 31, 2026, for over two billion gallons of motor fuel, making GPM the third largest Valero distributor of motor fuels in the United States and the largest on the East Coast. Set forth below is a chart detailing recent acquisitions by GPM.

Acquisition	Date of Acquisition (1)	Number of Convenience Stores Acquired (2)	Gallons of Motor Fuel Sold at Acquisition (in millions)
Virginia Acquisition	August 1, 2013	5	4.5	(3)
Southeast Acquisition (5)	August 6, 2013	258	181.4	(3)
Carolinas Acquisition	February 3, 2015	8	8.0	(4)
Road Ranger Acquisition	March 20, 2015	42	72.8	(4)
Midwest Acquisition (6)	June 3, 2015	126	114.5	(4)
GasMart Acquisition	February 23, 2016	15	7.4	(3)
Fuel USA Acquisition	March 8, 2016	42	50.2	(4)
JiffiStop Acquisition	October 6, 2016	17	23.9	(4)
Admiral Acquisition (7)	November 15, 2016	137	130.0	(4)
Roadrunner Acquisition	April 4, 2017	92	100.0	(3)
Jiffy Stop Acquisition	July 18, 2017	7	8.5	(4)

(1)	Final closing date of the multi-stage acquisition.
(2)	Excludes dealer locations.
(3)	Represents gallons of motor fuel sold during the calendar year prior to the date of the acquisition.
(4)	Represents gallons of motor fuel sold during the twelve-month period ended: Carolinas (7/31/14); Road Ranger (10/25/14); Midwest (3/31/15); Fuel USA (11/30/15); JiffiStop (1/31/16) Admiral (12/31/16) and Jiffy Stop (6/30/16).
(5)	Excludes five convenience stores that do not sell motor fuel.
(6)	Excludes 35 convenience stores that do not sell motor fuel.
(7)	Excludes 33 tobacco stores.

We primarily engage in wholesale distribution of fuel to GPM. GPM operates its convenience store business and its consignment business and the substantial majority of its dealer business. GPM owns our general partner, which controls us, and, following this offering, will continue to own a significant economic interest in us through its direct and indirect ownership of (i)     % of our limited partner interests and (ii) all of our incentive distribution rights, which will entitle GPM to increasing percentages of the cash we distribute in excess of $         per unit per quarter.

Our Agreements with GPM

GPM Distribution Contracts

We have entered into multiple long-term, fee-based fuel distribution agreements with GPM, pursuant to which we distribute motor fuel to GPM-controlled convenience stores and dealer sites at cost, plus a fixed fee of 4.5 cents per gallon, for a period of 10 years from the date of the agreement. In connection with the closing of this offering, the GPM Distribution Contracts will be consolidated and amended and restated to be effective for a period of 10 years from the closing of this offering.

In connection with each of the above referenced acquisitions that GPM consummated subsequent to the Formation Date, we exercised our option to acquire the right to distribute fuel to the acquired sites and, where applicable, acquired the related existing fuel supply agreements. We paid a total of approximately $100.0 million in cash and equity consideration, including the issuance of approximately $16.9 million in Class AQ Units (as defined below) and approximately $72.5 million in Class B Preferred Units (as defined below), to acquire these fuel distribution rights.

Omnibus Agreement

Effective as of the Formation Date, we entered into an omnibus agreement with GPM, pursuant to which, among other things we received (i) a 10-year right of first offer from the Formation Date to purchase the right to distribute fuel to GPM for newly acquired convenience stores at a negotiated rate; and (ii) a 10-year right from the Formation Date to participate in transactions with GPM to acquire any distribution contracts and to negotiate the fuel supply terms for distributing fuel to GPM for any convenience stores, independent or lessee dealers, or consignment locations included in a potential acquisition under consideration by GPM, to the extent we are able to reach an agreement on terms. In addition, our omnibus agreement provides that we are obligated to distribute any volumes for stores that GPM acquires in the future, either at a negotiated rate pursuant to our right of first offer to purchase fuel distribution rights or the alternate fuel sales rate, as described further in “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Formation Transactions—Omnibus Agreement.” In connection with the closing of this offering, the omnibus agreement will be amended and restated to be effective for a period of 10 years from the closing of this offering.

For more information on our agreements with GPM and its subsidiaries, please read “Business—Our Agreements with GPM” and “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Formation Transactions.” For a discussion of risks that could adversely affect our expected long-term contractual cash flow stability, please read “Risk Factors—Risks Inherent in Our Business.”

Our Strengths and Strategies

Competitive Strengths

We believe we have the following competitive strengths:

•	Stable cash flows from long-term fee based wholesale motor fuel distribution contracts. We generate substantially all of our revenue from earning a fixed 4.5 cents per gallon fee on the wholesale distribution of motor fuel to GPM pursuant to 10-year distribution contracts. We believe that our long-term contracts coupled with ongoing demand for motor fuel in the geographic areas in which we operate provide a stable source of cash flow.

•	Established history of acquiring sites and successfully integrating the associated operations. Our management has steadily grown GPM’s business by acquiring convenience store and wholesale motor fuel sites. Since GPM’s formation with its acquisition of 169 Fas Mart and Shore Stop sites in 2003, our senior management team has completed 15 acquisitions encompassing 965 retail and wholesale sites that sell motor fuel. Our strong industry relationships and proven ability to successfully complete complex acquisitions has enabled GPM to acquire assets on what it believes to be attractive terms. Furthermore, GPM has successfully integrated its acquisitions into its existing business by realizing economies of scale through increased purchasing power with refiners and other fuel suppliers. The convenience store industry is fragmented, which we believe presents acquisition opportunities for GPM and us. GPM continues to evaluate a number of acquisition opportunities.

•	Long-term relationships with major integrated oil companies and independent refiners. We have established long-term relationships and supply agreements with companies that are among the largest suppliers of branded motor fuel in North America. For the six months ended June 30, 2017 and the year ended December 31, 2016, approximately 94% and 93%, respectively, of our fuel purchases were branded. Currently, we believe that we are the third largest distributor of Valero-branded motor fuels in the U.S. and the largest on the East Coast. We also distribute BP, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell and Sunoco branded fuels. This diverse mix of major fuel suppliers helps to ensure sufficient fuel supply during market disruptions and to maintain competitive fuel costs.

•	Substantial industry experience. Our management team has extensive experience in the wholesale petroleum and convenience store industry. Chairman, Chief Executive Officer and President Arie Kotler founded GPM in 2003 and has approximately 14 years of industry experience. Chief Financial Officer Don Bassell has over 10 years of service with GPM and has over 30 years of industry experience. Chief Operating Officer Chris Giacobone has approximately 27 years of industry experience.

•	Geographically diverse operations. Since GPM’s formation with its acquisition of 169 Fas Mart and Shore Stop sites in Virginia, Maryland and Delaware, we have expanded into new geographic areas. Our wholesale motor fuels distribution now spans across 18 states: Connecticut, Delaware, Illinois, Indiana, Iowa, Kentucky, Maryland, Michigan, Missouri, Nebraska, New Jersey, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee and Virginia. Our diverse footprint allows us to maintain more stable fuel volumes and fuel margins, compared with more regionally concentrated competition, which may be more materially affected by supply constraints, such as pipeline interruptions, or adverse weather events, such as hurricanes or blizzards.

Business Strategies

Our primary business objectives are to make stable quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions by continuing to execute the following strategies:

•	Expand through GPM acquisitions. We anticipate growing our business by either purchasing the right to provide wholesale motor fuel to convenience stores that may be acquired by GPM or jointly consummating acquisitions with GPM, as well as by directly acquiring wholesale motor fuel businesses with existing dealer operations. Through GPM’s expansion, we plan to further develop our wholesale motor fuel distribution both within our existing area of operations and in new geographic areas. We believe GPM has considerable opportunity to serve as a consolidator in our industry. According to the Association for Convenience and Fuel Retailing (“NACS”), there were 123,807 convenience stores with retail fuel sales in the U.S. as of March 1, 2017. Over 70% of these sites were owned by entities with fewer than 50 total sites. As GPM continues to make acquisitions, we have the right, under the right of first offer contained in the omnibus agreement, to purchase distribution rights to any new locations GPM acquires in the future. If we are unable to come to terms regarding the purchase of those distribution rights, we will be obligated to distribute motor fuel to such sites at the alternate fuel sales rate.

•	Maintain strong relationships with major integrated oil companies and independent refiners. Our relationships with suppliers of branded motor fuels are crucial to the operation of our business. By leveraging our relationships with our suppliers, we have been able to negotiate supply agreements with what we believe to be competitive terms and intend to continue to maintain such relationships in the future.

•	Manage risk by outsourcing delivery of motor fuel, mitigating exposure to environmental liabilities and implementing systems and controls to manage operations. Motor transportation services are not part of our business, and we do not own or lease trucks for the delivery of motor fuel. Instead, we contract with third parties for the delivery of motor fuel. This strategy alleviates capital, labor and liability constraints associated with operating a transportation fleet.

•	Financial flexibility to pursue acquisitions and other expansion opportunities. Post-offering, we expect to have ample liquidity to pursue accretive acquisitions. After the application of the net proceeds we receive from this offering, we expect to have at least $ million available in cash and $ million of borrowing capacity available under our revolving credit facility for either acquisitions or working capital purposes. The credit agreement includes an accordion feature that allows the aggregate commitments under the revolving credit facility to be increased by an additional $110.0 million, subject to certain conditions. We believe that our strong balance sheet and ability to access the debt and equity capital markets will provide us with the financial flexibility to pursue accretive acquisition and expansion opportunities.

Risk Factors

An investment in our common units involves risks. You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common units. If any of these risks were to occur, our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected and you could lose all or part of your investment. For more information regarding the known material risks that could impact our business, please read “Risk Factors.”

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, GPM Petroleum GP, LLC, a wholly owned subsidiary of GPM. Following this offering, GPM will own, directly or indirectly, approximately     % of our outstanding common units, all of our subordinated units and all of our incentive distribution rights. As a result of owning our general partner, GPM has the right to appoint all of the members of the board of directors of our general partner, with at least three of these directors meeting the independence standards established by the New York Stock Exchange (“NYSE”). After the completion of this offering, we expect that our general partner will have seven directors. We expect that two independent directors will be appointed to the board of directors of our general partner prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

Following the consummation of this offering, under the terms of our omnibus agreement we will not be obligated to reimburse GPM for certain general and administrative expenses it would otherwise allocate to us until we generate an aggregate gross profit of at least $55 million for the prior four quarters. Thereafter, we will be obligated to reimburse GPM for general and administrative expenses through a set fee in an amount equal to 2% of our annual gross profit. The cap contained in the omnibus agreement does not apply to incremental general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership. In addition, we will reimburse GPM for third-party costs incurred by GPM and its affiliates in providing general and administrative services. Neither our partnership agreement nor our omnibus agreement will otherwise limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Formation Transactions.”

Summary of Conflicts of Interest and Fiduciary Duties

While our relationship with GPM and its subsidiaries is a significant strength, it is also a source of potential conflicts. Our general partner has a legal duty to manage us in a manner beneficial to us and the holders of our common and subordinated units. However, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to its owner, GPM. Additionally, each of our executive officers and certain of our directors are also officers and directors of GPM. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and GPM and our general partner, on the other hand. For example, our general partner is entitled to make determinations that would affect the amount of cash distributions we make to holders of common and subordinated units, which in turn has an effect on whether our general partner receives incentive cash distributions.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, restrict, eliminate or expand the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement limits the liability of, and defines the fiduciary duties owed by, our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might constitute a breach of fiduciary duty by our general partner or its officers and directors had we not explicitly defined those duties in our partnership agreement. For example, our partnership agreement provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decisions were not adverse to the interests of our partnership and, with respect to criminal conduct, did not act with knowledge that its conduct was unlawful. Our partnership agreement also provides that our general partner, and the officers and directors of our general partner, will not be liable for monetary damages to us for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those persons acted in bad faith, meaning that they believed that the decision was adverse to the partnership, or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal. For more information, please read “Risk Factors—Risks Inherent in an Investment in Us—Our partnership agreement limits the liability and duties of our general partner and restricts the remedies available to us and our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.” By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflict of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law. These provisions of our partnership agreement do not waive or diminish your rights under federal securities laws.

For a more detailed description of the conflicts of interest and the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please read “Certain Relationships and Related Transactions.”

Principal Executive Offices

Our principal executive offices are located at 8565 Magellan Parkway, Suite 400, Richmond, Virginia 23227. Our telephone number is (804) 887-1980. Our website will be located at www.                 .com. We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (“SEC”), pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in March 2015 by GPM to own and operate the wholesale motor fuel distribution business that was historically conducted by GPM, our predecessor, prior to the Formation Transactions. We commenced operations on January 12, 2016.

On January 11, 2016, we entered into a Contribution Agreement with GPM, WOC Southeast Holding Corp., a wholly owned subsidiary of GPM (“WOCSE”), and other parties thereto, pursuant to which (i) GPM contributed to us 100% of the limited partner interest in us and 100% of the outstanding limited liability company interests of GPM Petroleum, LLC, a Delaware limited liability company (“GPM OpCo”), in exchange for 9,943,695 of our convertible Class B preferred units (“Class B Preferred Units”), and (ii) WOCSE contributed certain assets to us, in exchange for 2,141,305 Class B Preferred Units (the “Formation Transactions”). In connection with the Formation Transactions, we closed a $70 million private placement to the SteelPath Funds in exchange for 3,500,000 of our convertible Class A preferred units (“Class A Preferred Units”).

At the closing of the Formation Transactions, the following transactions occurred:

•	GPM contributed six owned convenience store properties to GPM OpCo that GPM OpCo leases to third parties;

•	GPM OpCo entered into exclusive distribution agreements for 10 years with GPM and its subsidiaries pursuant to which GPM and its subsidiaries purchase fuel from us at our cost plus a fixed margin of 4.5 cents per gallon;

•	GPM contributed substantially all of its wholesale motor fuel distribution business to GPM OpCo, including the fuel supply contracts with Valero and other suppliers;

•	GPM contributed to us all of the equity interests in GPM OpCo, and we assumed $7.7 million of GPM’s trade payables, $32.4 million under two term loans with PNC Bank, National Association, which were amended and restated into a single term loan (as amended and restated, the “PNC Term Loan”), and $24.0 million of certain affiliate loans;

•	We issued to our general partner a non-economic general partner interest in us, as well as all of our incentive distribution rights;

•	We issued an aggregate of 12,085,000 Class B Preferred Units to GPM and 3,500,000 Class A Preferred Units to the SteelPath Funds. Please read “—The Offering—Units outstanding after this offering”;

•	We entered into a $110.0 million revolving credit facility, which contains an accordion feature that, subject to certain conditions, provides for an increase of up to $110.0 million;

•	We utilized proceeds from the issuance of the Class A Preferred Units to purchase approximately $31.8 million of U.S. Treasury or other investment grade securities, which were assigned as collateral to secure 98% of the principal amount of the PNC Term Loan, for which a guarantee of collection was provided by GPM; and

•	We entered into the omnibus agreement with GPM, pursuant to which, among other things, we received a 10-year option to participate in acquisition opportunities with and from GPM, as described further in “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

In connection with the Fuel USA Acquisition, we issued 843,750 Class AQ units (“Class AQ Units”), with a value of approximately $16.9 million, to the seller (“Fuel USA”) in exchange for Fuel USA’s contribution to us of its rights to distribute fuel to the convenience stores acquired by GPM. In connection with the Admiral Acquisition, upon Admiral Petroleum Company becoming a subsidiary of GPM, we issued 2,047,500 Class B Preferred Units to Admiral Petroleum Company, in exchange for Admiral Petroleum Company’s contribution to us of its rights to distribute fuel to the convenience stores operated by Admiral Petroleum Company. In connection with the Roadrunner Acquisition, upon Mountain Empire Oil Company becoming a subsidiary of GPM, we issued 1,575,000 Class B Preferred Units to Mountain Empire Oil Company, in exchange for Mountain Empire Oil Company’s contribution to us of its rights to distribute fuel to the convenience stores operated by Mountain Empire Oil Company.

At the closing of this offering, the following transactions will occur:

•	GPM’s Class B Preferred Units will be converted into common units and subordinated units, representing an aggregate % limited partner interest in us;

•	the SteelPath Funds’ Class A Preferred Units will be converted into common units, representing an aggregate % limited partner interest in us;

•	Fuel USA’s Class AQ Units will be converted into common units, representing an aggregate % limited partner interest in us; and

•	We will issue to the public common units representing a % limited partner interest in us ( common units if the underwriters exercise their option to purchase additional common units in full), and we will use the net proceeds from this offering as described under “Use of Proceeds.”

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering.

Public Common Units (3)	%
Interests of GPM:
Common Units (3)	%
Subordinated Units	%
General Partner Interest	0.0%
Interests of SteelPath Funds and Other Investor (2):
Common Units	%

100.0%

(1)	Includes common units held by wholly-owned subsidiaries of GPM.
(2)	Includes common units held by the SteelPath Funds and common units held by Fuel USA.
(3)	common units will be issued to GPM or its wholly-owned subsidiaries, which includes common units issued to GPM or wholly-owned subsidiaries of GPM within 30 days of this offering, assuming the underwriters do not exercise their option to purchase additional common units. However, if the underwriters exercise their option in part or in full, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to GPM or a wholly owned subsidiary of GPM. Please read “—The Offering—Units outstanding after this offering.”

Emerging Growth Company

We are an “emerging growth company” as such term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, we will not be required to:

•	provide an auditor’s attestation report on the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley;

•

provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations in the registration statement of which this prospectus is a part;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•

provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); or

•	obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year in which we have $1.07 billion or more in annual revenues;

•

the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards, but we hereby irrevocably opt out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

The Offering

Common units offered to the public	common units.

                common units if the underwriters exercise their option to purchase up to                 additional common units in full.

Units outstanding after this offering	common units and subordinated units, for a total of limited partner units, regardless of whether or not the underwriters exercise their option to purchase additional common units. Of this amount, common units will be issued to GPM or a wholly owned subsidiary of GPM assuming the underwriters do not exercise their option to purchase additional common units. However, if the underwriters do exercise their option to purchase additional common units, we will (i) issue to the public the number of additional common units purchased by the underwriters pursuant to such exercise and (ii) issue to GPM or a wholly owned subsidiary of GPM, upon the expiration of the option exercise period, all remaining additional common units, if any. Any such additional common units issued to GPM or a wholly owned subsidiary of GPM will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding. In addition, our general partner will own a 0.0% non-economic general partner interest in us.

In addition, these unit numbers exclude common units reserved for issuance under our long-term incentive plan.

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering, based upon the assumed initial public offering price of $ per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, the structuring fee of $ million paid to Raymond James and offering expenses:

•	to make a loan of $78.0 million to GPM in exchange for a 30-year note bearing interest at a fixed annual rate of 8%; and

•	to repay $13.5 million outstanding under our line of credit.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds

would be approximately $         million (based upon the midpoint of the price range set forth on the cover page of this prospectus). The net proceeds received in connection with any exercise of such option will be used to fund a loan to GPM in exchange for a 30-year note bearing interest at a fixed annual rate of 8%.

Cash distributions	Within 45 days after the end of each quarter, beginning with the quarter ending , 2017, we expect to make a minimum quarterly distribution of $ per common unit and subordinated unit ($ per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date, to the extent we have sufficient cash after establishment of reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under “Cash Distribution Policy and Restrictions on Distributions.”

For the first quarter that we are publicly traded, we will pay investors in this offering a prorated distribution covering the period from the completion of this offering through , 2017, based on the actual length of that period. Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, to all unitholders, pro rata, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, our unitholders and the holders of our incentive distribution rights will receive distributions according to the following percentage allocations:

		Marginal Percentage Interest in Distributions
Total Quarterly Distribution Target Amount		Unitholders	General Partner (as holder of IDRs)
above $	up to $	85.0%	15.0%
above $	up to $	75.0%	25.0%
above $		50.0%	50.0%

We refer to these distributions as “incentive distributions.” Please read “How We Make Distributions to Our Partners—Incentive Distribution Rights.”

The amount of cash available during the twelve months ended June 30, 2017 and the year ended December 31, 2016 would have been insufficient to support the full minimum quarterly distribution ($ per unit per quarter, or $ on an annualized basis) on all of our common units and subordinated units. Specifically, the amount of cash available that we generated during the twelve months ended June 30, 2017 and the year ended December 31, 2016 would have been sufficient to support a distribution of $ per common unit per quarter ($ per common unit on an annualized basis), or approximately % of the minimum quarterly distribution, and would have been sufficient to support distributions on % of our subordinated units for that period. Please read “Cash Distribution Policy and Restrictions on Distributions.”

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient cash available to pay the minimum quarterly distribution of $ on all of our common units and subordinated units for each quarter in the twelve months ending September 30, 2018; however, we do not have a legal or contractual obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate, and there is no guarantee that we will make quarterly cash distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	GPM initially will own, directly or indirectly, all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units

The subordination period will end on the first business day after we have earned and paid at least (1) $         (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after                 , 2020 or (2) $         (150% of the

annualized minimum quarterly distribution) on each outstanding common and subordinated unit and the related distributions on the incentive distribution rights for any four-quarter period ending on or after                 , 2018, in each case provided there are no arrearages on our common units at that time.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and thereafter no common units will be entitled to arrearages.

Our general partner’s right to reset the target distribution levels	Our general partner, as the holder of all of our incentive distribution rights, has the right, at any time when there are not subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increase above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units equal to the number of common units that would have entitled their holder to an aggregate quarterly cash distribution for the quarter prior to the reset election equal to the distributions to our general partner on the incentive distribution rights in such prior quarter. Please read “How We Make Distributions to Our Partners—Our General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Furthermore, our partnership agreement restricts our unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on in any matter. Our general partner may not be removed except by a vote of the holders of at least 66  2/3% of the outstanding voting units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, GPM will own an aggregate of     % of our outstanding voting units (or     % of our outstanding voting units, if the underwriters exercise their option to purchase additional common units in full). This will give GPM the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending , 2019, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Directed unit program	At our request, the underwriters have reserved up to 5% of the common units being offered by this prospectus (excluding the common units that may be issued upon the underwriters’ exercise of their option to purchase additional common units) for sale to our directors, officers, employees and certain other persons associated with us at the initial public offering price set forth on the cover page of this prospectus. For further information regarding our directed unit program, please read “Underwriting—Directed Unit Program.”

Exchange listing	We intend to apply to list our common units on the NYSE under the symbol “GPMP.”

Summary Historical Financial and Operating Data

The following table shows summary historical financial and operating data of (i) GPM Investments, LLC, our predecessor for accounting purposes, for periods prior to January 1, 2016, and (ii) GPM Petroleum LP for any period subsequent to December 31, 2015. The summary historical financial data as of and for the year ended December 31, 2016 was derived from the audited historical consolidated financial statements of GPM Petroleum LP appearing elsewhere in this prospectus. The summary historical financial data of our predecessor as of and for the year ended December 31, 2015 are derived from the audited consolidated financial statements of our predecessor appearing elsewhere in this prospectus. The summary historical financial data of GPM Petroleum LP as of and for the six months ended June 30, 2017 and 2016 are derived from the unaudited condensed consolidated financial statements of GPM Petroleum LP appearing elsewhere in this prospectus.

Our predecessor’s results include the entire integrated operations of GPM, including convenience store merchandise revenue and retail fuel revenue. Following the completion of this offering, we will continue to engage in wholesale distribution of fuel to GPM and third parties and lease six convenience store properties to third parties. GPM will continue to operate its convenience store business with its associated merchandise and retail fuel revenue and will retain its consignment business and the substantial majority of its dealer business. For this reason, as well as the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting the Comparability of Our Financial Results,” our results of operations are not comparable to our predecessor’s historical results of operations.

The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “—Our Relationship with GPM Investments, LLC.”

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business as an important supplemental measure of our performance and liquidity. Adjusted EBITDA represents net income before net interest expense, income taxes and depreciation and amortization, as further adjusted to exclude certain operating expenses that are reflected in our net income that we do not believe are indicative of our ongoing core operations, such as the gain or loss on disposal of assets. This measure is not calculated or presented in accordance with GAAP. We explain this measure under “—Non-GAAP Financial Measures” below and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP.

	GPM Petroleum LP						Predecessor
	Six Months Ended June 30,				Year Ended December 31, 2016		Year Ended December 31, 2015
	2017		2016
	(in thousands, except per gallon amounts)
Statement of Operations Data:
Revenues:
Fuel revenue—retail	$—		$—		$—		$1,155,777
Fuel revenue—wholesale	669,354		451,951		1,011,039		137,702
Merchandise revenue	—		—		—		645,328
Other revenue, net (1)	354		261		633		28,821

Total revenues	669,708		452,212		1,011,672		1,967,628
Gross profit:
Fuel gross profit—retail	—		—		—		98,950
Fuel gross profit—wholesale	18,326		13,619		29,774		6,829
Fuel gross profit—other	—		—		—		822
Merchandise gross profit	—		—		—		187,138
Other revenue, net (1)	354		261		633		28,821

Total gross profit	18,680		13,880		30,407		322,560
Operating expenses:
Store operating expense	—		—		—		243,399
Long–term incentive and equity compensation expense	—		—		—		—
General and administrative	408		281		461		31,014
Allocated general and administrative	800		730		1,498		—
Depreciation and amortization	1,559		910		2,349		20,010
Other expenses	—		—		—		3,730

Total operating expenses	2,767		1,921		4,308		298,153
Operating income	15,913		11,959		26,099		24,407
Interest expense, net	818		752		1,470		9,762

Net income before income taxes	15,095		11,207		24,629		14,645
Income tax expense	—		—		—		2,440

Net income	$15,095		$11,207		$24,629		$12,205
Other Financial Data:
Adjusted EBITDA (2)	$18,272		$13,599		$29,946		$48,677
Operating Data:
Fuel gallons sold:
Retail	—		—		—		500,546
Wholesale	409,582		305,141		667,085		67,552

Total fuel gallons sold	409,582		305,141		667,085		568,098

Fuel gross profit, cents per gallon
Retail	—	¢	—	¢	—	¢	19.8	¢
Wholesale	4.5		4.5		4.5		10.1
Fuel gross profit cents per gallon	4.5		4.5		4.5		18.6

	GPM Petroleum LP			Predecessor
	As of June 30,		As of December 31, 2016	As of December 31, 2015
	2017	2016
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,150	$5,151	$7,410	$7,649
Property and equipment, net	2,569	2,645	2,607	152,679
Intangibles, net	24,451	20,374	25,973	7,192
Total assets	103,382	89,073	106,708	407,464
Current and long-term debt, net	44,349	37,462	44,079	89,157
Accrued expenses and other current liabilities	5,418	4,557	5,849	37,127
Total long-term liabilities	44,516	37,624	44,243	137,731
Total liabilities	85,470	68,413	87,265	326,267
Total partners’/members’ equity	17,912	20,660	19,443	81,197

(1)	Other revenue primarily represents revenues derived from providing products and services where GPM acted as an agent and did not take ownership of items sold. Revenue generating activities retained by GPM include primarily lottery net revenues, ATM services, money order services and phone cards while we and GPM each recognize rental income.
(2)	Adjusted EBITDA is defined in “—Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

We define Adjusted EBITDA as net income before net interest expense, income taxes, long-term incentive and equity compensation expense and depreciation and amortization, as further adjusted to exclude certain operating expenses that are reflected in our net income that we do not believe are indicative of our ongoing core operations, such as the gain or loss on disposal of assets. It also includes certain non-cash items.

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities;

•	it facilitates management’s ability to measure the operating performance of our business on a consistent basis by excluding the impact of items not directly resulting from our core operations; and

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures.

Adjusted EBITDA is not calculated or presented in accordance with GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our revolving credit facility and our term loan facility (together, the “credit facilities”);

•	it does not reflect payments made or future requirements for income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements; and

•	because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of net income to Adjusted EBITDA:

	GPM Petroleum LP			Predecessor
	Six Months Ended June 30,		Year Ended December 31, 2016	Year Ended December 31, 2015
	2017	2016
	(in thousands)
Net income	$15,095	$11,207	$24,629	$12,205
Interest expense, net	818	752	1,470	9,762
Tax expense	–	–	–	2,440
Depreciation and amortization	1,559	910	2,349	20,010
Allocated general and administrative expenses	800	730	1,498	–

EBITDA	18,272	13,599	29,946	44,417

Add:
Transaction costs	–	–	–	3,483
Asset impairment	–	–	–	374
Loss on disposal of assets	–	–	–	403

Adjusted EBITDA	$18,272	$13,599	$29,946	$48,677

The following table presents a reconciliation of net cash provided by operating activities to Adjusted EBITDA:

	GPM Petroleum LP			Predecessor
	Six Months Ended June 30,		Year Ended December 31, 2016	Year Ended December 31, 2015
	2017	2016
	(in thousands)
Net cash provided by operating activities	$11,365	$7,110	$25,424	$43,933
Changes in operating assets and liabilities	6,362	6,001	3,585	(10,525)
Non-cash adjustments	(273)	(264)	(533)	(1,193)
Tax expense	–	–	–	2,440
Interest expense, net	818	752	1,470	9,762

EBITDA	18,272	13,599	29,946	44,417

Add:
Transaction costs	–	–	–	3,483
Asset impairment	–	–	–	374
Loss on disposal of assets	–	–	–	403

Adjusted EBITDA	$18,272	$13,599	$29,946	$48,677

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment in us.

Risks Inherent in Our Business

GPM is our largest customer, and we are dependent on GPM for a substantial majority of our revenues. Therefore, we are indirectly subject to the business risks of GPM. If GPM changes its business strategy, is unable to satisfy its obligations under the GPM Distribution Contracts, or significantly reduces the volume of motor fuel it purchases under such contracts, our revenues will decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders will be adversely affected.

For the six months ended June 30, 2017 and the year ended December 31, 2016, GPM accounted for approximately 99.2% and 94.0% of our revenues, 97.9% and 93.8% of our gross profit and 99.3% and 99.1% of our fuel gallons sold, respectively. As we expect to continue to derive the substantial majority of our revenues from GPM for the foreseeable future, we are subject to the risk of nonpayment or nonperformance by GPM under the GPM Distribution Contracts. Furthermore, the GPM Distribution Contracts do not impose any minimum volume obligations on GPM. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Formation Transactions—GPM Distribution Contracts.” If GPM changes its business strategy or significantly reduces the volume of motor fuel it purchases for its convenience stores, for independent and lessee dealers or for consignment locations, our cash flows will be adversely impacted. Any event, whether in our areas of operation or otherwise, that materially and adversely affects GPM’s financial condition, results of operations or cash flows may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the operational and business risks of GPM, some of which are related to the following:

•	competitive pressures from convenience stores, gasoline stations, and non-traditional fuel retailers such as supermarkets, club stores and mass merchants located in GPM’s markets;

•	volatility in prices for motor fuel, which could adversely impact consumer demand for motor fuel;

•	increasing consumer preferences for alternative motor fuels;

•	improvements in fuel efficiency;

•	seasonal trends associated with fuel sales in the convenience store industry, which significantly impact GPM’s fuel revenue;

•	the impact of severe or unfavorable weather conditions on GPM’s facilities, or on consumer behavior, travel and convenience store traffic patterns; and

•	GPM’s ability to acquire and successfully integrate new convenience stores.

Finally, we have no control over GPM, our largest source of revenue and our primary customer. GPM may elect to pursue a business strategy or make decisions that do not favor us and our business. Please read “—Risks Inherent in an Investment in Us—GPM owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including GPM, have conflicts of interest with us and limited fiduciary duties to us and they may favor their own interests to the detriment of us and our unitholders.”

We are exposed to the credit risk of GPM, and any material non-payment or non-performance by GPM, including with respect to the GPM Distribution Contracts and our $78 million note from GPM, could reduce our ability to make distributions to our unitholders.

We are dependent on GPM for the majority of our revenues. In addition, we anticipate using a portion of the proceeds of this offering to make a loan to GPM. Consequently, we are subject to the risk of non-payment or non-performance by GPM, including with respect to the GPM Distribution Contracts and our $78 million note from GPM. Any such non-payment or non-performance could reduce our ability to make distributions to our unitholders.

Furthermore, GPM is subject to its own financial, operating and regulatory risks, which could increase the risk of default on its obligations to us. For example, as further described in Note 3 to GPM’s audited financial statements for the year ended December 31, 2015, in connection with the Midwest Acquisition, a former affiliate of a wholly owned subsidiary, WOC Southeast Holding Corp. (“WOC”), has an obligation to make payments of approximately $290,000 per month until November 1, 2032, to a pension fund from which the former affiliate withdrew several years prior to the Midwest Acquisition. WOC received notice that the former affiliate made its monthly payments through March 2017, was informed that the April 2017 payment was not made and, to our knowledge, no subsequent monthly payments have been made. Additionally in May 2017, the former affiliate filed in Delaware court for Chapter 11 relief under the U.S. Bankruptcy Code. Because the former affiliate has not made the required monthly pension payments when due, subject to notification, the pension fund could require that the entities which were under common control with the former affiliate at the time of withdrawal directly pay the remaining payment obligation, in whole or in part, with such entities being jointly and severally liable. Based on publicly available court filings, the private equity fund that was under common control with the former affiliate as of the pension withdrawal date has filed for declaratory relief claiming it is not liable for any of the amounts owed to the pension fund. The pension fund responded to such filing stating that the private equity fund is liable and made a demand against the private equity fund for the full amount of the pension obligation. The pension fund’s claim is approximately $58.1 million plus interest, liquidated damages equal to the greater of the amount of interest or 20% of the withdrawal liability, attorney’s fees and costs. Based on the terms of the Midwest purchase agreement, the balance of the consideration that was not yet paid to the Midwest Seller, that as of June 30, 2017 was approximately $20.6 million, can be fully offset against any payment if demanded from WOC in connection with the obligation to make payments to the pension fund. The amount and extent of any liability of WOC is uncertain.

Further, we will be subject to the risk of non-payment or late payment of the interest payments and principal of the note. Interest income on the note from GPM will be allocated in accordance with the general profit and loss allocation provisions included in our partnership agreement. Accordingly, any material non-payment or non-performance by GPM could reduce our ability to make distributions to our unitholders.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders. Furthermore, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $         per unit, or $         per unit per year, which will require us to have cash available for distribution of approximately $         million per quarter, or $         million per year, based on (i) the number of common and subordinated units to be outstanding after the completion of this offering and (ii)         phantom units that we expect will be granted in connection with this offering. Please read “Executive Compensation—Long-Term Incentive Plan.” The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on a number of factors, some of which are beyond our control, including, among other things:

•	demand for motor fuel in the markets we serve, including seasonal fluctuations in demand for motor fuel;

•	competition from other companies that sell motor fuel products in our market areas;

•	regulatory action affecting the supply of or demand for motor fuel, our operations, our existing contracts or our operating costs;

•	prevailing economic conditions; and

•	volatility of prices for motor fuel.

In addition, the actual amount of cash we will have available for distribution will depend on other factors including:

•	the level and timing of capital expenditures we make;

•	the cost of acquisitions, if any;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	reimbursements made to our general partner and its affiliates for all direct and indirect expenses they incur on our behalf pursuant to the partnership agreement;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

You should be aware that we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate. There is no guarantee that we will make quarterly cash distributions to our unitholders in any quarter. For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

We would not have had a sufficient amount of cash available to pay the full minimum quarterly distribution on all of our common units and subordinated units for the twelve months ended June 30, 2017 and year ended December 31, 2016.

The amount of cash available during the twelve months ended June 30, 2017 and year ended December 31, 2016 would have been insufficient to support the full minimum quarterly distribution ($             per unit per quarter, or $             on an annualized basis) on all of our common units and subordinated units. Specifically, the amount of cash available that we generated during the twelve months ended June 30, 2017 and year ended December 31, 2016 would have been sufficient to support a distribution of $             per common unit per quarter ($             per common unit on an annualized basis) and $             per common unit per quarter ($             per common unit on an annualized basis) on all of our common units, or approximately             % and            % of the minimum quarterly distribution on all of our common units, respectively, and would not have supported distributions on our subordinated units. For a calculation of our ability to make cash distributions to our unitholders based on our historical as adjusted results, please read “Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.

The forecast of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and cash available for distribution for the twelve months ending September 30, 2018. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not come to fruition, including, but not limited to, the volume of motor fuel that we will sell pursuant to the GPM Distribution Contracts and to sub-wholesalers and bulk purchasers as well as the amount of rental income that we will receive for convenience store properties that we own and lease to third parties.

Our forecast of cash available for distribution has been prepared by management, and no independent registered public accountants have provided an opinion or report on such forecast. The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

The growth of our wholesale business depends in part on GPM’s ability to acquire and profitably operate new convenience stores. If GPM does not acquire additional convenience stores, our growth strategy and ability to increase cash distributions to our unitholders may be adversely affected. Furthermore, GPM is not obligated to sell us wholesale distribution contracts associated with acquired convenience stores.

A significant part of our growth strategy is to increase our wholesale motor fuel distribution volumes and rental income relating to newly acquired convenience stores. GPM may not be able to acquire new convenience stores, and any new convenience stores that GPM acquires may be unprofitable or fail to attract expected volumes of fuel sales. Several factors that could affect GPM’s ability to acquire and profitably operate new convenience stores include:

•	competition in targeted market areas;

•	difficulties in adapting distribution and other operational and management systems to an expanded network of convenience stores;

•	the potential inability to obtain adequate financing to fund its expansion; and

•	difficulties in obtaining governmental and other third-party consents, permits and licenses needed to acquire and operate additional convenience stores.

There is no guarantee GPM will acquire additional convenience stores. If GPM were to determine in the future that growth via the acquisition of additional convenience stores is not attractive, or if we are unable to reach terms with GPM regarding the purchase of the right to distribute fuel to acquired convenience stores, it could adversely impact our ability to grow our motor fuel volumes and our ability to make distributions to our unitholders could be adversely affected.

The substantial majority of our revenues are generated under contracts that must be renegotiated or replaced. If we are unable to successfully renegotiate or replace these contracts, then our results of operations and financial condition could be adversely affected.

For the six months ended June 30, 2017 and the year ended December 31, 2016, GPM accounted for approximately 99.2% and 94.0% of our revenues, 97.9% and 93.8% of our gross profit and 99.3% and 99.1% of our fuel gallons sold, respectively. The GPM Distribution Contracts each have a term of 10 years with respect to sales of motor fuel to GPM who in turn will sell motor fuel to retail customers at its existing convenience stores and to independent and lessee dealers and at consignment locations. However, GPM is under no obligation to renew these volumes under the GPM Distribution Contracts on similar terms or at all, and GPM’s failure to renew the GPM Distribution Contracts would have a material adverse effect on our business, liquidity and results of operations. In addition, GPM’s obligation under the omnibus agreement to purchase from us any motor fuel it sells in the future for its own account will expire 10 years from the closing of this offering.

Also, we receive rental income from six convenience store properties that we own and lease to third parties. Our lessees have no obligation to renew their contracts. Our third-party rental contracts typically have an initial term of 10 years, and, as of June 30, 2017, had an average remaining life of three years.

We may be unable to renegotiate or replace our sub-wholesaler or bulk purchaser contracts or leases when they expire, and the terms of any renegotiated contracts may not be as favorable as the terms of the contracts they replace. Whether these contracts are successfully renegotiated or replaced is frequently subject to factors beyond our control. Such factors include fluctuations in motor fuel prices, counterparty ability to pay for or accept the contracted volumes and a competitive marketplace for the services offered by us. If we cannot successfully renegotiate or replace our sub-wholesaler or bulk purchaser contracts or must renegotiate or replace them on less favorable terms, revenues from these arrangements could decline and our ability to make distributions to our unitholders could be adversely affected.

Our financial condition and results of operations are influenced by changes in the prices of motor fuel, which may adversely impact our volumes, our customers’ financial condition and the availability of trade credit.

Our operating results are influenced by prices for motor fuel, pricing volatility and the market for such products. Crude oil and domestic wholesale motor fuel markets are volatile. General political conditions, acts of war or terrorism and instability in oil producing regions, particularly in the Middle East, Russia, Africa and South America, could significantly impact crude oil supplies and wholesale fuel costs. Significant increases and volatility in wholesale fuel costs could result in significant increases in the retail price of motor fuel products and in lower sales to sub-wholesalers and bulk purchasers. When prices for motor fuel rise, some of our third-party customers may have insufficient credit to purchase motor fuel from us at their historical volumes. In addition, significant and persistent increases in the retail price of motor fuel could diminish consumer demand, which could subsequently diminish the volume of motor fuel we distribute. Furthermore, higher prices for motor fuel may reduce our access to trade credit or cause it to become more expensive.

A significant decrease in demand for motor fuel in the areas we serve would reduce our ability to make distributions to our unitholders.

A significant decrease in demand for motor fuel in the areas that we serve could significantly reduce our revenues and, therefore, reduce our ability to make or increase distributions to our unitholders. Our revenues are dependent on various trends, such as travel, tourism and employment rates in our areas of operation, and these trends can change. The U.S. Energy Information Administration projects transportation energy consumption in the U.S. will remain almost flat through 2050. Furthermore, seasonal fluctuations or regulatory action, including government imposed fuel efficiency standards, may affect demand for motor fuel. Because certain of our operating costs and expenses are fixed and do not vary with the volumes of motor fuel we distribute, our costs and expenses might not decrease ratably or at all should we experience a reduction in our volumes distributed. As a result, we may experience declines in our profit margin if our fuel distribution volumes decrease.

We currently depend on three principal suppliers for the majority of our gross purchases. A failure by a principal supplier to renew our supply agreement, a disruption in supply or an unexpected change in our supplier relationships could have a material adverse effect on our business.

For fiscal 2016, Valero Marketing supplied approximately 31%, Marathon Petroleum Company LP (“Marathon Petroleum”) supplied approximately 24% and BP Products North America Inc. (“BP North America”) supplied approximately 19% of our gross purchases, respectively. Our supply agreement with Valero Marketing expires in March 2026, our supply agreement with Marathon Petroleum expires in July 2018 and our supply agreement with BP North America expires in August 2026. If any of Valero Marketing, Marathon Petroleum or BP North America elects not to renew its contracts with us, we may be unable to replace the volume of motor fuel we currently purchase from it on similar terms or at all. We rely upon our suppliers to timely provide the volumes and types of motor fuels for which they contract with us. We purchase motor fuels from a variety of suppliers under term contracts. In times of extreme market demand or supply disruption, we may be unable to acquire enough fuel to satisfy the fuel demand of our customers. Any disruption in supply or a significant change in our relationship with our principal fuel suppliers could have a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

Increasing consumer preferences for alternative motor fuels, or improvements in fuel efficiency, could adversely impact our business.

Any technological advancements, regulatory changes or changes in consumer preferences causing a significant shift toward alternative motor fuels, or non-fuel dependent means of transportation, could reduce demand for conventional petroleum-based motor fuels. Additionally, a shift toward electric, hydrogen, natural gas or other alternative or non-fuel-powered vehicles could fundamentally change consumers’ spending habits or lead to new forms of fueling destinations or new competitive pressures. Finally, new technologies have been developed and governmental mandates have been implemented to improve fuel efficiency. Any of these outcomes could result in decreased consumer demand for petroleum-based motor fuel, which could have a material adverse effect on our business, financial condition, results of operations and cash available for distribution to our unitholders.

The wholesale motor fuel distribution industry is characterized by intense competition and fragmentation and our failure to effectively compete could result in a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

The market for distribution of wholesale motor fuel is highly competitive and fragmented, which results in narrow margins. While major integrated oil companies have generally divested retail sites and the corresponding wholesale distribution to such sites, such major oil companies could shift from this strategy and decide to distribute their own products in direct competition with us, or large customers could attempt to buy directly from the major oil companies. The occurrence of any of these events could have a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

The motor fuel business is subject to seasonal trends, which may affect our earnings and ability to make distributions.

Our customers typically experience more demand for motor fuel during the late spring and summer months than during the fall and winter. Travel, recreational activities and construction have historically increased in these months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically somewhat higher in the second and third quarters of our fiscal year. As a result, our results from operations may vary from period to period, affecting our earnings and ability to make cash distributions.

Severe weather could adversely affect our business by damaging our suppliers or our customers’ facilities or communications networks.

Severe weather could damage our facilities or communications networks, or those of our suppliers or our customers, as well as interfere with our ability to distribute motor fuel to our customers, our customers’ ability to operate their locations and the demand for motor fuel at our customers’ locations. If warmer temperatures, or other climate changes, lead to changes in extreme weather events, including increased frequency, duration or severity, these weather-related risks could become more pronounced. Any weather-related catastrophe or disruption could have a material adverse effect on our business and results of operations, potentially causing losses beyond the limits of the insurance we currently carry.

Negative events or developments associated with our branded suppliers could have an adverse impact on our revenues.

We believe that the success of our operations is dependent, in part, on the continuing favorable reputation, market value and name recognition associated with the motor fuel brands sold both at GPM-controlled convenience stores and to independent and lessee dealers. An event which adversely affects the value of those brands could have an adverse impact on the volumes of motor fuel we distribute, which in turn could have a material adverse effect on our financial condition and ability to make distributions to our unitholders.

If we cannot otherwise agree with GPM on fuel supply terms for volumes we sell to GPM in the future, then we will be required to supply volumes at a price equal to our fuel cost plus the alternate fuel sales rate, which will be substantially less than the fixed fee of 4.5 cents per gallon we will receive for motor fuel sold pursuant to the GPM Distribution Contracts. Furthermore, if certain of our operating costs increase, we may not realize our anticipated profit margin with regard to motor fuel distributed to GPM at the alternate fuel sales rate.

Our omnibus agreement provides that if we cannot agree with GPM on the terms for purchasing the right to distribute fuel to GPM for GPM’s newly acquired sites not subject to the GPM Distribution Contracts, we are required to distribute motor fuel to GPM’s newly acquired convenience stores, independent or lessee dealers or consignment locations at a price equal to our fuel cost plus the alternate fuel sales rate, which will be substantially less than the fixed fee of 4.5 cents per gallon we receive for motor fuel sold pursuant to the GPM Distribution Contracts. The alternate fuel sales rate is a per gallon fee we will receive equal to our prior year per-gallon motor fuel distribution costs, excluding the cost of the motor fuel, plus 30% of such costs. Our motor fuel distribution costs include direct distribution expenses as well as general and administrative expenses, maintenance capital expenditures, applicable taxes and other miscellaneous costs. Under the omnibus agreement, the alternate fuel sales rate resets annually, but the fixed fee included in the rate for a given year will be based on our motor fuel distribution costs for the immediately preceding year. For a discussion of the alternate fuel sales rate, please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Formation Transactions—Omnibus Agreement.”

Accordingly, even though the alternate fuel sales rate resets annually, we may not realize our anticipated profit margin on motor fuel distributed to GPM at the alternate fuel sales rate. If our operating costs significantly increase in a given year as compared to immediately preceding year operating costs, the profit margin we receive for fuel distributed at the alternate fuel sales rate will be reduced, which will negatively impact our results of operations and cash available for distribution to our unitholders.

If we do not make acquisitions on economically acceptable terms, our future growth may be limited.

Our ability to grow depends substantially on our ability to make acquisitions that result in an increase in cash available for distribution per unit. We intend to expand our dealer distribution network through acquisitions from GPM and third parties, and we anticipate that we may jointly pursue mutually beneficial acquisition opportunities with GPM. However, we may be unable to take advantage of accretive opportunities for any of the following reasons:

•	we or GPM are unable to identify attractive acquisition opportunities or negotiate acceptable terms for acquisitions from third parties or GPM;

•	we are unable to reach an agreement with GPM regarding the terms of jointly pursued acquisitions;

•	we or GPM are unable to raise financing for such acquisitions on economically acceptable terms; or

•	we or GPM are outbid by competitors.

If we are unable to make acquisitions from GPM or third parties, or GPM is unable to make, or ceases making, acquisitions, our future growth and ability to increase distributions to our unitholders will be limited. In addition, if we complete any future acquisitions, our capitalization and results of operations may change significantly. We may complete acquisitions which at the time of completion we believe will be accretive, but which ultimately may not be accretive. If any of these events were to occur, our future growth would be limited.

Any acquisitions we complete are subject to substantial risks that could reduce our ability to make distributions to unitholders.

Even if we do make acquisitions that we believe will increase cash available for distribution per unit, these acquisitions may nevertheless result in a decrease in cash available for distribution per unit. Any acquisition involves potential risks, including, among other things:

•	we may not be able to successfully integrate the businesses we acquire;

•	we may not be able to retain key locations from the acquired businesses;

•	we may fail or be unable to discover some of the liabilities of businesses that we acquire, including environmental liabilities or liabilities resulting from a prior owner’s noncompliance with applicable federal, state or local laws;

•	acquisitions may divert the attention of our senior management from focusing on our core business;

•	we may experience a decrease in our liquidity by using a significant portion of our cash available for distribution or borrowing capacity to finance acquisitions; and

•	we face the risk that our existing financial controls, information systems, management resources and human resources will need to grow to support future growth.

We depend on third-party transportation providers for the transportation of all of our motor fuel. Thus, a change of providers or a significant change in our relationship with these providers could have a material adverse effect on our business.

All of the motor fuel we distribute is transported from terminals to gas stations by third-party carriers pursuant to contractual agreements we entered into with respect to GPM-controlled convenience stores or consignment sites. GPM contracts for fuel delivered to sites operated by independent dealers and lessee dealers. Sub-wholesalers and bulk purchasers arrange for their own transportation. These contractual agreements often include provisions that permit us and GPM or the other third parties to suspend, reduce or terminate its obligations under each agreement if certain events occur. These events include force majeure events that prevent the counter-party from performing some or all of the required services under the applicable agreement. We and GPM and the other third parties have the discretion to make such decisions regarding its continued contractual obligations notwithstanding the fact that those decisions may significantly and adversely affect us. A change in transportation provider, a disruption or cessation in service or a significant change in our relationship with these transportation carriers could have a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

The distribution and storage of motor fuels is subject to environmental protection and operational safety laws and regulations that may expose us and GPM or our other customers to significant costs and liabilities, which could have a material adverse effect on our business.

Our business involves the purchase of motor fuels for wholesale distribution to customers, including GPM and third-party sub-wholesalers and bulk purchasers. GPM’s share of the motor fuels is distributed to GPM-controlled convenience stores, independent and lessee dealers and consignment locations, whereas the third-party sub-wholesalers’ share is generally distributed to convenience stores and the bulk purchasers’ share is generally retained for their own use. We do not physically transport any of the motor fuels. Rather, third-party transporters distribute the motor fuels.

The transportation of motor fuels by third-party transporters as well as the associated storage of such fuels at locations including convenience stores are subject to various federal, state and local environmental laws and regulations, including those relating to ownership and operation of underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to regulated materials, and the health and safety of employees dedicated to these transportation and storage activities. These laws and regulations may impose numerous obligations that are applicable to motor fuels transportation and storage and other related activities, including acquisition of, or applications for, permits, licenses, or other approvals before conducting regulated activities; restrictions on the quality and labeling of the motor fuels that may be sold; restrictions on the types, quantities and concentration of materials that may be released into the environment; requiring capital expenditures to comply with pollution control requirements; and imposition of substantial liabilities for pollution or non-compliance resulting from these activities. Numerous governmental authorities, such as the U.S. Environmental Protection Agency (the “EPA”), and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits, licenses and approvals issued under them, which can often require difficult and costly actions. Failure to comply with these existing laws and regulations or any newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties or other sanctions, the imposition of investigative, remedial or corrective action obligations and the issuance of orders enjoining future operations in particular areas or imposing additional compliance requirements on such operations. Moreover, the trend in environmental regulation is for more restrictions and limitations on activities that may adversely affect the environment, the occurrence of which may result in increased costs of compliance.

Where releases of motor fuels or other substances or wastes have occurred, federal and state laws and regulations require that contamination caused by such releases be assessed and remediated to meet applicable clean-up standards. Certain environmental laws impose strict, joint and several liability for costs required to clean-up and restore sites where motor fuels or other waste products have been disposed or otherwise released. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims for damages or to impose corrective action obligations, could be substantial and could have a material adverse effect on us, GPM or our other customers who transport motor fuels or own or operate convenience stores or other facilities where motor fuels are stored. Moreover, as the owner of six convenience stores leased by third parties, we could also be held liable for the costs and other liabilities of clean-up and restoration of contamination as well as possible third-party claims at those locations, which could have a material adverse effect on us. Additionally, because GPM is our largest customer, we are indirectly subject to the business risks of GPM. While we have no plans to transport or store the motor fuels, if we were ever to conduct activities that resulted in our being legally characterized as a transporter or storer of motor fuels, or if we were ever held under applicable law to have negligently entrusted these transporter or any storage duties to a third party, then we, too, could be subject to some or all of these costs and liabilities, which could have a material adverse effect on our business and results of operations.

For more information on potential risks arising from environmental and occupational safety and health laws and regulations, please see “Business—Environmental and Occupational Safety and Health Matters.”

We are subject to federal, state and local laws and regulations that govern the product quality specifications of the refined petroleum products we purchase, store, transport and sell to our distribution customers.

Various federal, state and local government agencies have the authority to prescribe specific product quality specifications for certain commodities, including refined petroleum products that we distribute. Changes in product quality specifications, such as reduced sulfur content in motor fuels, or other more stringent requirements for motor fuels, could reduce our ability to procure product, require us to incur additional handling costs and require the expenditure of capital. If we are unable to procure product or recover these costs through increased sales, we may not be able to meet our financial obligations. Failure to provide motor fuel satisfying product quality specifications or otherwise to comply with these regulations could result in substantial penalties.

We are not fully insured against all risks incident to our business.

We are not fully insured against all risks incident to our business. We may be unable to obtain or maintain insurance with the coverage that we desire at reasonable rates. As a result of market conditions, the premiums and deductibles for certain of our insurance policies have increased and could continue to do so. Certain insurance coverage could become unavailable or available only for reduced amounts of coverage. For example, if we were to become subject to various litigation claims in the future, including dealer litigation and industry-wide or class-action claims, our defense costs and any resulting awards or settlement amounts may not be fully covered by our insurance policies. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial condition and ability to make distributions to our unitholders.

We rely on our suppliers to provide trade credit terms to adequately fund our ongoing operations.

Our business is impacted by the availability of trade credit to fund fuel purchases. An actual or perceived downgrade in our liquidity or operations (including any credit rating downgrade by a rating agency) could cause our suppliers to seek credit support in the form of additional collateral, limit the extension of trade credit, or otherwise materially modify their payment terms. Any material changes in our payments terms or availability of trade credit provided by our principal suppliers could impact our liquidity, results of operations and cash available for distribution to our unitholders.

Because we depend on our senior management’s experience and knowledge of our industry, we could be adversely affected were we to lose key members of our senior management team.

We are dependent on the expertise and continued efforts of our senior management team. If, for any reason, our senior executives do not continue to be active in our management, our business, financial condition or results of operations could be adversely affected. In addition, we do not maintain key man life insurance on our senior executives and other key employees.

Terrorist attacks and threatened or actual war may adversely affect our business.

Our business is affected by general economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control. Terrorist attacks or threats, whether within the United States or abroad, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions impacting our suppliers or our customers may adversely impact our operations. Specifically, strategic targets such as energy related assets (which could include refineries that produce the motor fuel we purchase or ports in which crude oil is delivered) may be at greater risk of future terrorist attacks than other targets in the United States. These occurrences could have an adverse impact on energy prices, including prices for motor fuels, and an adverse impact on our operations. Any or a combination of these occurrences could have a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

A cyber incident could result in information theft, data corruption, operational disruption and/or financial loss.

Our business has become increasingly dependent on digital technologies to conduct day-to-day operations. Our business associates, including customers and suppliers, are also dependent on digital technology. As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, have also increased. Our technologies, systems, networks, and those of our business associates, may become the target of cyber attacks or information security breaches, which could lead to disruptions in critical systems, unauthorized release of confidential or protected information, corruption of data or other disruptions of our business operations. These events could damage our reputation and lead to financial losses from remedial actions, loss of business or potential liability, which could have a material adverse effect on our financial condition, results of operations or cash flows. Moreover, a security breach could require that we expend significant additional resources to upgrade further the security measures that we employ to guard against cyber attacks.

Our future debt levels may impair our financial condition.

After giving effect to this offering and the related transactions, we will have approximately $         of debt outstanding. Following the completion of this offering, we will have the ability to incur additional debt, including under our revolving credit facility. The level of our future indebtedness could have important consequences to us, including:

•	making it more difficult for us to satisfy our obligations with respect to our credit agreement governing our credit facilities;

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, the execution of our growth strategy and other activities;

•	requiring us to dedicate a substantial portion of our cash flow from operations to pay interest on our debt, which would reduce our cash flow available to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other activities;

•	making us more vulnerable to adverse changes in general economic conditions, our industry and government regulations and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions; and

•	placing us at a competitive disadvantage compared with our competitors that have less debt.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In addition, our ability to service our debt will depend on market interest rates, since we anticipate that the interest rates applicable to our borrowings will fluctuate. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate revenues.

Our credit facilities have substantial restrictions and financial covenants that may restrict our business and financing activities and our ability to pay distributions to our unitholders.

We will be dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations and to allow us to make cash distributions to our unitholders. The operating and financial restrictions and covenants in our credit facilities and any future financing agreements may restrict our ability to finance future operations or capital needs, to engage in or expand our business activities or to pay distributions to our unitholders. For example, our credit facilities restrict our ability to, among other things:

•	incur additional debt or issue guarantees;

•	incur or permit liens to exist on certain property;

•	make certain investments, acquisitions or other restricted payments;

•	modify or terminate certain material contracts; and

•	merge or dispose of all or substantially all of our assets.

In addition, the credit agreements governing our credit facilities contain covenants requiring us to maintain certain financial ratios. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Credit Facilities” for additional information about our credit facilities.

Our future ability to comply with these restrictions and covenants is uncertain and will be affected by the levels of cash flow from our operations and other events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any provisions of our credit facilities that are not cured or waived within the appropriate time periods provided in our credit facilities, a significant portion of our indebtedness may become immediately due and payable, our ability to make distributions to our unitholders will be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments.

If we were unable to repay the accelerated amounts, our lenders could proceed against the collateral granted to them to secure such debt. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, which could result in our insolvency. In the event of our insolvency, the holders of our units could experience a partial or total loss of their investment.

The enactment and implementation of derivatives legislation, and the promulgation of regulations pursuant thereto, could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity-price, interest-rate, and other risks associated with our business and increase the working capital requirement to conduct these hedging activities.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted on July 21, 2010, established federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. The Dodd-Frank Act requires the Commodities Futures Trading Commission (the “CFTC”) and the SEC to promulgate rules and regulations implementing the Dodd-Frank Act. Although the CFTC has finalized certain regulations, others remain to be finalized or implemented, and it is not possible at this time to predict when this will be accomplished.

In October 2011, the CFTC issued regulations to set position limits for certain futures and option contracts in the major energy markets. The initial position limit rule was vacated by the United States District Court for the District of Columbia in September 2012. However, in November 2013, the CFTC proposed new rules that would place limits on positions in certain core futures and equivalent swaps contracts for, or linked to, certain physical commodities, subject to exceptions for certain bona fide hedging transactions. The rules were re-proposed in December 2016. As these new position limit rules are not yet final, the impact of those provisions on us is uncertain at this time.

The CFTC has designated certain interest-rate swaps and credit-default swaps for mandatory clearing, and the associated rules require us, in connection with derivative activities, to comply with clearing and trade-execution requirements or take steps to qualify for an exemption to such requirements. Although we qualify for the end-user exception from the mandatory clearing requirements for swaps entered to hedge our commercial risks, the application of the mandatory clearing and trade-execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that we use for hedging. In addition, for uncleared swaps, the CFTC or federal banking regulators may require end-users to enter into credit support documentation and/or post initial and variation margin in the future, although current rules do not result in requirements for our swap dealer counterparties to collect margin from us for our hedging transactions. Posting of collateral could impact liquidity and reduce cash available to us for capital expenditures, therefore reducing our ability to enter into derivatives to reduce risk and protect cash flows.

Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and gas. Our revenues could be adversely affected if a consequence of the Dodd-Frank Act and implementing regulations is to lower commodity prices.

The full impact of the Dodd-Frank Act and related regulatory requirements upon our business will not be known until all of the regulations are implemented and the market for derivatives contracts has adjusted. The Dodd-Frank Act and any new regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, and reduce our ability to monetize or restructure our existing derivative contracts. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations implementing the Dodd-Frank Act, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures.

Aside from derivatives legislation in the United States, the European Union and other non-U.S. jurisdictions are implementing regulations with respect to the derivatives market. To the extent we transact with counterparties in foreign jurisdictions, we may become subject to such regulations. At this time, the impact of such regulations is not clear.

Any of these consequences could have a material adverse effect on our financial condition and our ability to make cash distributions to our unitholders.

Changes in accounting standards, policies, estimates or procedures may impact our reported financial condition or results of operations.

The accounting standard setters, including the Financial Accounting Standards Board, the SEC and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. In addition, the preparation of consolidated financial statements in conformity with GAAP requires management to make significant estimates that affect the financial statements. Due to the inherent nature of these estimates, no assurance can be given that we will not be required to recognize significant, unexpected losses due to actual results varying materially from management’s estimates. Additional information regarding our critical accounting policies can be found in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”

Risks Inherent in an Investment in Us

GPM owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including GPM, have conflicts of interest with us and limited fiduciary duties to us, and they may favor their own interests to the detriment of us and our unitholders.

Following this offering, GPM will own a     % limited partner interest in us and will continue to own and control our general partner and continue to appoint all of the officers and directors of our general partner. Certain of the officers and directors of our general partner are also officers and/or directors of GPM. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to GPM. Therefore, conflicts of interest may arise between GPM and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•	Neither our partnership agreement nor any other agreement requires GPM to pursue a business strategy that favors us. The affiliates of our general partner have fiduciary duties to make decisions in their own best interests and in the best interest of their owners, which may be contrary to our interests. In addition, our general partner is allowed to take into account the interests of parties other than us or our unitholders, such as GPM, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders.

•	Certain of the officers and directors of our general partner are also officers and/or directors of GPM and owe fiduciary duties to GPM. The officers of our general partner also devote significant time to the business of GPM and are compensated by GPM accordingly.

•	Other than as provided in the omnibus agreement, GPM is not limited in its ability to compete with us and may offer business opportunities or sell assets to parties other than us.

•	The limited partner interests that GPM owns permit it to effectively control any vote of our limited partners. GPM is entitled to vote its units in accordance with its own interests, which may be contrary to the interests of our other unitholders.

•	Our partnership agreement limits the liability of, and reduces the fiduciary duties owed by, our general partner and also restricts the remedies available to unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law. These provisions of our partnership agreement do not waive or diminish unitholders’ rights under federal securities laws.

•	Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

•	Our general partner determines the amount and timing of asset purchases and sales, borrowings, repayment of indebtedness and issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

•	Our general partner determines the amount and timing of any capital expenditure and whether a capital expenditure is classified as a maintenance capital expenditure or an expansion capital expenditure. Please read “How We Make Distributions to Our Partners—Capital Expenditures.” These determinations can affect the amount of cash that is distributed to our unitholders which, in turn, affects the ability of the subordinated units to convert to common units. Please read “How We Make Distributions to Our Partners—Subordination Period.”

•	Our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

•	Our partnership agreement permits us to distribute up to $ million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights.

•	Our general partner determines which costs incurred by it and its affiliates are reimbursable by us.

•	Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf. There is no limitation on the amounts our general partner can cause us to pay it or its affiliates.

•	Our general partner intends to limit its liability regarding our contractual and other obligations.

•	Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units.

•	Our general partner controls the enforcement of obligations owed to us by it and its affiliates. In addition, our general partner may decide whether to retain separate counsel or others to perform services for us.

•	Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

GPM may elect to pursue a business strategy or make decisions that do not favor us and our business. For example, under the GPM Distribution Contracts, GPM has agreed to reimburse us for certain state tax payments we make. Such provisions with respect to reimbursements of payments of taxes due to gallons distributed in Delaware may be unenforceable under Section 2110 of Title 30 of the Delaware Code and therefore our remedies may be limited.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

We expect to distribute a significant portion of our cash available for distribution to our partners, which could limit our ability to grow and make acquisitions.

We plan to distribute a significant portion of our cash available for distribution, which may cause our growth to proceed at a slower pace than that of businesses that reinvest their cash to expand ongoing operations. Our partnership agreement does not quantify how much of our cash available for distribution will, in fact, be distributed. Rather, that determination is left to the discretion of the board of directors of our general partner, after taking into account our current and future cash operating requirements and the long-term viability of the amount of our declared distributions. Nevertheless, we anticipate the board of directors of our general partner will distribute a significant portion of our cash available for distribution which could impact the pace of our growth in the absence of such a decision. See “Cash Distribution Policy and Restrictions on Distributions.”

To the extent we issue additional units, including in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the cash that we have available to distribute to our unitholders.

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly an amount at least equal to the minimum quarterly distribution of $         per unit on all of our units to the extent we have sufficient cash from our operations after the establishment of reserves and the payment of our expenses. However, the board may change such policy at any time at its discretion, without unitholder approval, and could elect not to pay distributions for one or more quarters. See “Cash Distribution Policy and Restrictions on Distributions.”

In addition, our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our unitholders, which may permit it to favor its own interests to the detriment of our common unitholders.

Our partnership agreement limits the liability and duties of our general partner and restricts the remedies available to us and our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement limits the liability and duties of our general partner, while also restricting the remedies available to our common unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. Delaware partnership law permits such contractual reductions of fiduciary duty. By purchasing common units, common unitholders consent to be bound by the partnership agreement, and pursuant to our partnership agreement, each holder of common units consents to various actions and conflicts of interest contemplated in our partnership agreement that might otherwise constitute a breach of fiduciary or other duties under Delaware law. Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example:

•	Our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to its capacity as general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, our common unitholders. Decisions made by our general partner in its individual capacity will be made by GPM, as the owner of our general partner, and not by the board of directors of our general partner. Examples of these decisions include:

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to any units it may own;

•	whether to exercise its registration rights; and

•	whether or not to consent to any merger or consolidation or amendment to our partnership agreement.

•	Our partnership agreement provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decisions were not adverse to the interests of our partnership and, with respect to criminal conduct, did not act with the knowledge that its conduct was unlawful.

•	Our partnership agreement provides that our general partner and the officers and directors of our general partner will not be liable for monetary damages to us for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those persons acted in bad faith, meaning that they believed that the decision was adverse to the interest of the partnership, or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

•	Our partnership agreement provides that our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners with respect to any transaction involving an affiliate if:

•	the transaction with an affiliate or the resolution of a conflict of interest is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates; or

•	the board of directors of our general partner acted in good faith, meaning that they believed that the decision was not adverse to the interest of the partnership, in taking any action or failing to act.

•	Our partnership agreement provides that the conflicts committee of the board of directors of our general partner may be comprised of one or more independent directors. If our general partner establishes a conflicts committee with only one independent director, the interests of our unitholders may not be as well served as if the conflicts committee were comprised of at least two independent directors. A single-member conflicts committee would not have the benefit of discussion with, and input from, other independent directors.

If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above. See “Description of the Common Units—Transfer of Common Units.” Other than as provided in the omnibus agreement, GPM is not limited in its ability to compete with us and may offer business opportunities or sell assets to parties other than us.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of our general partner’s board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the prior four consecutive whole fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for each such quarter), to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution reflected by the current target distribution levels.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units equal to the number of common units which would have entitled our general partner to an aggregate quarterly cash distribution in the prior quarter equal to the distributions to our general partner on the incentive distribution rights in such quarter. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels. Please read “How We Make Distributions to Our Partners—Our General Partner’s Right to Reset Incentive Distribution Levels.”

Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders, which would limit our unitholders’ ability to choose the judicial forum for disputes with us or our general partner’s directors, officers or other employees.

Our partnership agreement will provide that, with certain limited exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any director, officer or other employee of our general partner, or owed by our general partner, to us or the limited partners, (4) asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), or (5) asserting a claim against us governed by the internal affairs doctrine. These provisions may have the effect of discouraging lawsuits against us and our general partner’s directors and officers. For additional information about the exclusive forum provision of our partnership agreement, please read “The Partnership Agreement—Applicable Law; Exclusive Forum.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, will be chosen entirely by GPM due to its ownership of our general partner, and not by our unitholders. Please read “Management—Management of GPM Petroleum LP” and “Certain Relationships and Related Transactions.” Unlike a publicly traded corporation, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all our outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, GPM will own, directly or indirectly, an aggregate of     % of our common and subordinated units (or     % of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by our general partner or its affiliates are voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or our limited partners for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Unitholders will experience immediate and substantial dilution in net tangible book value of $         per common unit.

The estimated initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus) exceeds our net tangible book value of $         per common unit. Based on the estimated initial public offering price of $         per common unit, unitholders will incur immediate and substantial dilution of $         per common unit. Please read “Dilution.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders in a merger, in a sale of all or substantially all of its assets or in other transactions so long as certain conditions are satisfied. Please read “The Partnership Agreement—Transfer of General Partner Interest.” Furthermore, our partnership agreement does not restrict the ability of GPM to transfer all or a portion of its direct or indirect interest in our general partner to a third party. Any new owner of our general partner or our general partner interest would then be in a position to replace the board of directors and executive officers of our general partner with its own designees without the consent of unitholders and thereby exert significant control over us, and may change our business strategy. Any of these changes, or any other changes resulting from a change in control of our general partner or general partner interest, may lower the trading price of our common units and otherwise have a material adverse effect on us.

The incentive distribution rights may be transferred by our general partner to a third party without unitholder consent.

Our general partner may transfer all or a portion of its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers the incentive distribution rights to a third party but GPM retains its ownership interest in our general partner, GPM would not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if GPM had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by GPM could reduce the likelihood of GPM renewing the GPM Distribution Contracts or otherwise negotiating supply terms with respect to future volumes, as GPM would have less of an economic incentive to grow our business.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Exchange Act. Upon the expiration of 30 days following this offering, assuming no exercise of the underwriters’ option to purchase additional common units, GPM will own, directly or indirectly, an aggregate of approximately     % of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), GPM will own approximately     % of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders, including limited partner interests that are senior to our common units. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

For additional information, please read “The Partnership Agreement—Issuance of Additional Partnership Interests.”

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by GPM or other large holders.

After this offering, we will have                 common units and                 subordinated units outstanding, which includes the                 common units we are selling in this offering that may be resold in the public market immediately (                 common units if the underwriters exercise in full their option to purchase additional common units). All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. Although all of the             common units (                 common units if the underwriters exercise in full their option to purchase additional common units) that are issued to GPM or a wholly owned subsidiary of GPM will be subject to resale restrictions, such restrictions may be waived in the discretion of certain of the underwriters. In addition, under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read “Units Eligible for Future Sale.” Sales by GPM, the SteelPath Funds or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our outstanding common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on the common units, pursuant to our omnibus agreement, we will not be obligated to reimburse GPM for certain general and administrative expenses it would otherwise allocate to us until we generate an aggregate gross profit of at least $55 million for the prior four quarters. Thereafter, we will be obligated to reimburse GPM for general and administrative expenses through a set fee in an amount equal to 2% of our annual gross profit. The cap contained in the omnibus agreement does not apply to incremental general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership. In addition, we will reimburse GPM for third-party costs incurred by GPM and its affiliates in providing general and administrative services. Neither our partnership agreement nor our omnibus agreement will otherwise limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our omnibus agreement and partnership agreement provide that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees to our general partner and its affiliates will reduce the amount of cash available to pay cash distributions to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions, even during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from working capital or other borrowings, and not solely on our profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may not pay cash distributions during periods when we record net income for financial accounting purposes.

There is no existing market for our common units, and a trading market that will provide unitholders with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only                 publicly traded common units (                 common units if the underwriters exercise their option to purchase additional common units in full). We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to such purchaser at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

In addition, it may be determined that the right, or the exercise of the right by the limited partners as a group, to (i) remove or replace our general partner, (ii) approve some amendments to our partnership agreement or (iii) take other action under our partnership agreement constitutes “participation in the control” of our business. A limited partner that participates in the control of our business within the meaning of the Delaware Act may be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. In addition, we conduct business in a number of other states in which the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Please read “The Partnership Agreement—Limited Liability.”

The NYSE does not require a publicly traded partnership like us to comply with certain corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded partnership, the NYSE will not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to stockholders of corporations that are subject to all of the corporate governance requirements of the applicable stock exchange. Please read “Management—Management of GPM Petroleum LP.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and Dodd-Frank Act, as well as rules implemented by the SEC and the NYSE, require, or will require, publicly traded entities to adopt various corporate governance practices that will further increase our costs, including requirements to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal control over financial reporting.

Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make certain activities more time-consuming and costly. We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our general partner’s board or as executive officers.

We estimate that we will incur approximately $1.5 million of incremental third-party costs per year associated with being a publicly traded partnership. However, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be reduced by the costs associated with being a public company.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements that apply to other public companies, including those relating to auditing standards and disclosure about our executive compensation.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to auditing standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, (2) comply with any future PCAOB rules requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide an auditor discussion and analysis, as well as any other PCAOB rules adopted after the JOBS Act enactment dates unless the SEC determines that those rules are necessary and in the public interest or

(3) provide certain disclosure regarding executive compensation required of larger public companies.

If we fail to establish and maintain effective internal controls over financial reporting, our ability to accurately report our financial results could be adversely affected.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes- Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a publicly traded partnership, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal controls over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a publicly traded partnership, we may need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff. Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31, 2018, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our annual report for the fiscal year ending December 31, 2021. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

An increase in interest rates will increase our borrowing costs and may cause the market price of our common units to decline.

Like all equity investments, an investment in our common units is subject to certain risks. Borrowings under our credit facilities bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow and ability to make cash distributions. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, we would be treated as a corporation for U.S. federal income tax purposes unless we satisfy a “qualifying income” requirement. Based upon our current operations, we believe we satisfy the qualifying income requirement. However, no ruling has been or will be requested regarding our treatment as a partnership for U.S. federal income tax purposes. Failing to meet the qualifying income requirement or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Specifically, we currently own assets and conduct business in several states, many of which impose a margin or franchise tax. In the future, we may expand our operations. Imposition of a similar tax on us in other jurisdictions that we may expand to could substantially reduce our cash available for distribution to our unitholders.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for U.S. federal, state, local or foreign income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law or interpretation on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. From time to time, members of the U.S. Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. Although there is no current legislative proposal, a prior legislative proposal would have eliminated the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes.

In addition, on January 24, 2017, final regulations regarding which activities give rise to qualifying income within the meaning of Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) were published in the Federal Register (the “Final Regulations”). The Final Regulations are effective as of January 19, 2017, and apply to taxable years beginning on or after January 19, 2017. We do not believe the Final Regulations affect our ability to be treated as a partnership for U.S. federal income tax purposes.

However, any modification to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. Any similar or future legislative changes could negatively impact the value of an investment in our common units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, GPM will own more than 50% of the total interests in our capital and profits. Therefore, a transfer by GPM of all or a portion of its interests in us, in conjunction with the trading of common units held by the public, could result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation or amortization deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder’s taxable year that includes our termination. Our termination would not affect our classification as a partnership for U.S. federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The Internal Revenue Service (the “IRS”) has announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Technical Termination” for a discussion of the consequences of our termination for federal income tax purposes.

A tax gain or loss on the disposition of our common units could be more or less than unitholders expect.

If a unitholder sells common units, the unitholder will recognize a gain or loss equal to the difference between the amount realized and that unitholder’s tax basis in those common units. Because distributions in excess of a unitholder’s allocable share of our net taxable income decrease the tax basis in such unitholder’s common units, the amount, if any, of such prior excess distributions with respect to the units a unitholder sells will, in effect, become taxable income to a unitholder if it sells such units at a price greater than its tax basis in those units, even if the price such unitholder receives is less than its original cost. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if a unitholder sells its units, a unitholder may incur a tax liability in excess of the amount of cash they receive from the sale.

A substantial portion of the amount realized from a unitholder’s sale of our common units, whether or not representing gain, may be taxed as ordinary income to such unitholder due to potential recapture items, including depreciation and amortization recapture. Thus, a unitholder may recognize both ordinary income and capital loss from the sale of units if the amount realized on a sale of such units is less than such unitholder’s adjusted basis in the units. Net capital loss may only offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year. In the taxable period in which a unitholder sells its units, such unitholder may recognize ordinary income from our allocations of income and gain to such unitholder prior to the sale and from recapture items that generally cannot be offset by any capital loss recognized upon the sale of units.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investments in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (“IRAs”), and non-U.S. persons raise issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their shares of our taxable income. Unitholders that are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our common units.

If the IRS were to contest the federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes. The IRS may adopt positions that differ from the positions we take in the future. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

We treat each purchaser of our common units as having the same tax benefits without regard to the common units actually purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we have adopted certain methods for allocating depreciation and amortization deductions that may not conform to all aspects of existing U.S. Treasury regulations (the “Treasury Regulations”) under the Code. Our counsel is unable to opine as to the validity of this approach. A successful IRS challenge to the use of these methods could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from any sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to a unitholder’s tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for further discussion of the effect of the depreciation and amortization positions we adopt.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month (the “Allocation Date”), instead of on the basis of the date a particular common unit is transferred. Nevertheless, we generally allocate certain deductions for depreciation and amortization, gain or loss realized on a sale or other disposition of our assets and, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction based upon ownership on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. Treasury Regulations allow a similar monthly simplifying convention, but such regulations do not specifically authorize all aspects of our proration method. Accordingly, our counsel is unable to opine on the validity of this method. If the IRS were to challenge our proration method, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Allocations Between Transferors and Transferees.”

If the IRS makes audit adjustments to our income tax returns for tax years beginning after December 31, 2017, it (and some states) may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us, in which case our cash available for distribution to our unitholders might be substantially reduced.

Pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the IRS makes audit adjustments to our income tax returns, it (and some states) may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us. To the extent possible under the new rules, our general partner may elect to either pay the taxes (including any applicable penalties and interest) directly to the IRS or, if we are eligible, issue a revised Schedule K-1 to each unitholder with respect to an audited and adjusted return. Although our general partner may elect to have our unitholders take such audit adjustment into account in accordance with their interests in us during the tax year under audit, there can be no assurance that such election will be practical, permissible or effective in all circumstances. As a result, our current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own units in us during the tax year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties and interest, our cash available for distribution to our unitholders might be substantially reduced. These rules are not applicable for tax years beginning on or prior to December 31, 2017.

We will adopt certain valuation methodologies in determining a unitholder’s allocations of income, gain, loss and deduction. The IRS may challenge these methodologies or the resulting allocations, which could adversely affect the value of our common units.

In determining the items of income, gain, loss and deduction allocable to our unitholders, we must routinely determine the fair market value of our assets. Although we may, from time to time, consult with professional appraisers regarding valuation matters, we make many fair market value estimates using a methodology based on the market value of our common units as a means to measure the fair market value of our assets. The IRS may challenge these valuation methods and the resulting allocations of income, gain, loss and deduction.

A successful IRS challenge to these methods or allocations could adversely affect the timing or amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

A unitholder whose units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of units) may be considered to have disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

Our unitholders will likely be subject to state and local taxes and income tax return filing requirements in jurisdictions where they do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, our unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements.

We currently own assets and conduct business in 18 states (primarily located in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States). Most of these states currently impose an income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is our unitholders’ responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the non-U.S., state or local tax consequences of an investment in our units.

Even if unitholders do not receive any cash distributions from us, unitholders will be required to pay taxes on their share of our taxable income.

Unitholders are required to pay federal income taxes and, in some cases, state and local income taxes, on unitholders’ share of our taxable income, whether or not they receive cash distributions from us. Unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax due from them with respect to that income.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $         million from this offering, based upon the assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, the structuring fee of $         million paid to Raymond James and offering expenses:

•	to make a loan of $78.0 million to GPM in exchange for a 30-year interest only note bearing interest at a fixed annual rate of 8% with the principal amount due at the end of the 30-year term; and

•	to repay $13.5 million outstanding under our line of credit which is due on January 12, 2021 and had an interest rate of 3.6% as of June 30, 2017.

GPM has informed us that the $78.0 million of proceeds that we loan to it will be used to repay indebtedness at the GPM level and for general corporate purposes.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of additional common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the additional common units, if any, will be issued to GPM or a wholly owned subsidiary of GPM. Any such units issued to GPM or a wholly owned subsidiary of GPM will be issued for no additional consideration. If the underwriters exercise their option to purchase                 additional common units in full, the additional net proceeds would be approximately $         million, (based upon the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and offering expenses. The net proceeds received in connection with any exercise of such option will be used to fund a loan to GPM in exchange for a 30-year note bearing interest at a fixed annual rate of 8%. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to GPM or a wholly owned subsidiary of GPM upon the option’s expiration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

A $1.00 increase or decrease in the assumed initial public offering price of $         per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and offering expenses payable by us, to increase or decrease, respectively, by approximately $         million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price to $         per common unit, would increase net proceeds to us from this offering by approximately $         million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price to $         per common unit, would decrease the net proceeds to us from this offering by approximately $         million. If we increase or decrease the number of common units offered, we will increase or decrease, respectively, the amount of funds retained for general partnership purposes. We may concomitantly increase or reduce, as applicable, the amount of indebtedness we will pay down. As a result, cash available for distribution per unit is expected to remain unchanged regardless of the changes in the number of common units offered.

CAPITALIZATION

The following table shows:

•	our historical cash and cash equivalents and capitalization as of June 30, 2017; and

•

our cash and cash equivalents and capitalization as of June 30, 2017, as adjusted to reflect the issuance and sale of common units to the public at an assumed initial offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus) and the application of the net proceeds from this offering as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—Formation Transactions and Partnership Structure,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2017
	Historical	As Adjusted
	(in thousands)
Cash and cash equivalents	$1,150	$
U.S. Treasury or other investment grade securities	31,825

Cash and restricted investments	$32,975	$

Debt:
Term loan facility	32,416
Revolving credit facility	13,500

Total debt	$45,916	$

Partners’ equity:
Limited partner interests	$21,491	$
General partner interest	—

Total partners’ equity	$21,491	$

Total capitalization	$67,407	$

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Based on an assumed initial public offering price of $        per common unit, on an as adjusted basis as of June 30, 2017, after giving effect to the offering of common units, our net tangible book value was approximately $        million, or $        per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Net tangible book value per unit before the offering (1)	$
Increase in net tangible book value per unit attributable to purchasers in the offering
Less: Net tangible book value per unit after the offering (2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering (3)(4)		$

(1)	Determined by dividing our net tangible book value by the total number of units ( common units and subordinated units) to be issued (i) to GPM or wholly-owned subsidiaries of GPM and its affiliates and (ii) common units to be issued to the Other Investors.
(2)	Determined by dividing our net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units ( common units and subordinated units) to be outstanding after the offering.
(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then immediate dilution in net tangible book value per common unit would equal $ and $ , respectively.
(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by GPM and its subsidiaries, the Other Investors and the purchasers of our common units in this offering upon completion of the transactions contemplated by this prospectus and the expiration of the underwriters’ option period, assuming no exercise of the underwriters’ option to purchase additional common units.

	Units			Total Consideration
	Number	Percent		Amount	Percent
GPM and subsidiaries (1)(2)			%	$		%
Other Investors (2)			%	$		%
Purchasers in the offering (2)			%	$		%

Total		100%		$	100%

(1)	Upon the completion of the transactions contemplated by this prospectus, GPM and its subsidiaries will own common units and subordinated units.
(2)	Assumes the underwriters’ option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with “—Significant Forecast Assumptions” below, which includes the factors and assumptions upon which we base our cash distribution policy. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to our audited historical financial statements as of and for the fiscal year ended December 31, 2016, the audited historical financial statements of our predecessor as of and for the fiscal year ended December 31, 2015, and our unaudited condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016, and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $         per unit ($         per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategy, we will grow our business in a sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth. Our partnership agreement does not quantitatively define or require the amount of cash available for distribution that will be distributed to our unitholders. Rather, that determination is made by the board of directors of our general partner after taking into account our current and future cash operating requirements and the long-term sustainability of our distributions, all as described in more detail in the bullet points below. The partnership agreement does quantitatively provide, however, our minimum quarterly distribution, as well as the incentive distributions to which our general partner is entitled if the board of directors of our general partner determines to make distributions to unitholders in excess of the minimum quarterly distribution. Our general partner has not established any cash reserves, and does not have any specific types of expenses for which it intends to establish reserves. We expect our general partner may establish reserves for specific purposes, such as major capital expenditures or debt service payments, or may choose to generally reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash available for distribution.

The board of directors of our general partner may change our distribution policy at any time and from time to time, without a vote of our unitholders. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make quarterly cash distributions to our unitholders. We do not have a legal or contractual obligation to pay our minimum quarterly distribution or any other distribution. Our cash distribution policy may be changed at any time and is subject to certain restrictions and uncertainties, including the following:

•

Our cash distribution policy will be subject to restrictions on distributions under our credit facilities, which contain financial tests and covenants that we must satisfy. If we are unable to satisfy these covenants or if we are otherwise in default under our credit facilities, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•

Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

Pursuant to our omnibus agreement, we will not be obligated to reimburse GPM for certain general and administrative expenses it would otherwise allocate to us until we generate an aggregate gross profit of at least $55 million for the prior four quarters. Thereafter, prior to making any distribution on our common units, we will be obligated to reimburse GPM for general and administrative expenses through a set fee in an amount equal to 2% of our annual gross profit. The cap contained in the omnibus agreement does not apply to incremental general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership. In addition, we will reimburse GPM for third-party costs incurred by GPM and its affiliates in providing general and administrative services. Neither our partnership agreement nor the omnibus agreement will otherwise limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay distributions to our unitholders.

•

Even if our cash distribution policy is not modified or revoked, the decisions regarding the amount of distributions to pay under our cash distribution policy and whether to pay any distribution are made by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements or anticipated cash needs.

•

If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “How We Make Distributions to Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

•	Our ability to make distributions to our unitholders depends on the performance of our subsidiary, GPM OpCo, and its ability to distribute cash to us. The ability of GPM OpCo to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of cash available for distribution from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read “How We Make Distributions to Our Partners—Subordination Period.”

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, we will need to rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund any future expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. Our growth may not be as fast as that of businesses that reinvest all of their cash to expand ongoing operations. To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or in our credit facilities (subject to change of control provisions in our credit facilities) on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased interest expense, which in turn may impact the cash available for distribution to our unitholders.

Our Minimum Quarterly Distribution

Upon completion of this offering, we intend to make minimum quarterly distributions of $         per unit for each complete quarter, or $         per unit on an annualized basis. Quarterly distributions, if any, will be made within 45 days after the end of each quarter. This equates to an aggregate cash distribution of approximately $         million per quarter, or approximately $         million per year, based on the number of common and subordinated units expected to be outstanding immediately after completion of this offering. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” In connection with the closing of this offering, we expect that the board of directors of our general partner will approve grants under our 2017 Long-Term Incentive Plan (the “LTIP”) of phantom units (i) equal in value to approximately $         million, in the aggregate, to our general partner’s officers ($         million of which will be granted to our general partner’s executive officers) and (ii) equal in value to approximately $         to our directors who are not employees or officers of our general partner. The phantom units granted to officers of our general partner and its affiliates will vest as follows: 25% will vest upon the closing of this offering and the remaining 75% will vest at the rate of 25% on each of the second, third and fourth anniversaries of the

Formation Date. Phantom units will not contain any rights to receive distributions made with respect to our common units or distribution equivalents. Phantom units will be settled by the issuance of a common unit for each vested phantom unit on the earlier of (i) the officer’s termination of employment (to the extent the phantom units are vested) or (ii) January 12, 2020. Please read “Executive Compensation—Long-Term Incentive Plan.” The table below sets forth the number of common units and subordinated units that will be outstanding immediately after this offering, assuming that the underwriters do not exercise their option to purchase additional common units, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

	Number of Units	Distributions
		One Quarter	Annualized
Publicly held common units (1)		$	$
Common units held by GPM and its affiliates (1)
Subordinated units held by GPM and its affiliates

Total		$	$

(1)	Does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

If the underwriters do not exercise their option to purchase additional common units, we will issue                 common units to GPM or a wholly owned subsidiary of GPM at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remainder, if any, will be issued to GPM or a wholly owned subsidiary of GPM for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Our general partner will also hold our incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0% of the cash we distribute in excess of $         per unit per quarter.

We will pay our distributions around the last business day of the month of each of February, May, August and November to holders of record on or about the 1st day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period from the closing of this offering through                 , 2017 based on the actual length of the period.

Subordinated Units

GPM will initially own, directly or indirectly, all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. To the extent that we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. Subordinated units will not accrue arrearages.

To the extent that we have cash available for distribution in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on the common units related to prior quarters before any cash distribution is made to holders of subordinated units. When the subordination period ends, all of the subordinated units will convert into an equal number of common units. Please read “How We Make Distributions to Our Partners—Subordination Period.”

Unaudited As Adjusted Cash Available for Distribution for the Year Ended December 31, 2016 and the Twelve Months Ended June 30, 2017

If we had completed the transactions contemplated in this prospectus on January 1, 2016, our unaudited as adjusted cash available for distribution for the year ended December 31, 2016 and the twelve months ended June 30, 2017 would have been approximately $33.4 million and $38.1 million, respectively. This amount would have been insufficient to pay the full minimum quarterly distribution of $         per unit per quarter (or $         per unit on an annualized basis) on all of our common units and all of our subordinated units for the year ended December 31, 2016 and the twelve months ended June 30, 2017. Specifically, the amount of cash available that we generated during the year ended December 31, 2016 and the twelve months ended June 30, 2017, would have been sufficient to support a distribution of $         per common unit per quarter ($         per common unit on an annualized basis) and $         per common unit per quarter ($         per common unit on an annualized basis) on all of our common units, or approximately         % and         % of the minimum quarterly distribution, on all of our common units, respectively, and would not have supported distributions on our subordinated units. The twelve months ended June 30, 2017 are referred to herein as the “base period.”

Our calculation of unaudited as adjusted cash available for distribution includes incremental external general and administrative expenses that we expect to incur as a result of being a publicly traded partnership, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. We estimate that these incremental external general and administrative expenses initially will be approximately $1.5 million per year. Such expenses are not reflected in our financial statements.

Our unaudited as adjusted cash available for distribution does not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our financial statements were prepared on an accrual basis. We derived the amounts of unaudited as adjusted cash available for distribution stated above in the manner shown in the table below. As a result, the amount of unaudited as adjusted cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

Our unaudited as adjusted cash available for distribution included in the table below should be read together with “Summary—Summary Historical Financial and Operating Data,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited historical financial statements, the audited historical financial statements of our predecessor and the unaudited financial statements included elsewhere in this prospectus.

The following tables illustrate our unaudited as adjusted cash available for distribution for the year ended December 31, 2016 and the twelve months ended June 30, 2017. The footnotes to the table below provide additional information about the adjustments and should be read along with the table.

GPM Petroleum LP

Unaudited As Adjusted Cash Available for Distribution

	Year Ended December 31, 2016		Twelve Months Ended June 30, 2017
	(in thousands, except per unit data)
Revenues:
Fuel revenue - related-party		$950,796		$1,209,797
Fuel revenue		60,243		18,645
Rental income		316		329
Other income		317		397

Total revenues		$1,011,672		$1,229,168

Gross profit:
Fuel revenue - related-party		$28,533		$34,210
Fuel revenue		1,241		271
Rental income		316		329
Other income		317		397

Total gross profit		$30,407		$35,207

Operating expenses:
Site operating expense		$—		$—
Long-term incentive and equity compensation expense (1)		3,125		1,625
General and administrative		461		587
Allocated general and administrative		1,498		1,568
Depreciation and amortization		2,349		2,998

Total operating expenses		7,433		6,778

Operating income		22,974		28,429
Interest income—GPM Note (2)		(6,240)		(6,240)
Interest expense, net		1,470		1,721

Net income		$27,744		$32,948

Net income per common unit—basic and diluted (3)	$		$
Net income per subordinated unit—basic and diluted (3)	$		$
Adjustments to reconcile net income to Adjusted EBITDA:
Net income		$27,744		$32,948
Add:
Long-term incentive and equity compensation expense		3,125		1,625
Allocated general and administrative expenses		1,498		1,568
Interest expense, net		1,470		1,721
Depreciation and amortization		2,349		2,998

Adjusted EBITDA (4)		$36,186		$40,860

Adjustments to reconcile Adjusted EBITDA to as adjusted cash available for distribution:
Less:
Cash interest expense, net (5)		1,063		1,185
Incremental external general and administrative expense (6)		1,620		1,513
Maintenance capital expenditures (7)		90		90
Expansion capital expenditures (7)		10,634		7,000
Add:
Borrowings used to fund expansion capital expenditures		10,600		7,000

As adjusted cash available for distribution		$33,379		$38,072

Cash distributions:
Distributions to public common unitholders
Distributions to GPM and its affiliates—common units
Distributions to GPM and its affiliates—subordinated units
Distributions to the SteelPath Funds—common units
Distributions to Fuel USA and its affiliates—common units

Total Distributions	$		$

Excess (shortfall) of as adjusted cash available for distribution over (below) aggregate minimum distributions	$		$

(1)	Represents expense associated with grants under our LTIP to (i) officers of our general partner and its affiliates and (ii) our general partner’s directors who are not employees or officers of our general partner. Please read “Executive Compensation—Long-Term Incentive Plan.”
(2)	Interest income associated with the $78.0 million loan to be made to GPM in connection with this offering in exchange for a 30-year note bearing interest at a fixed annual rate of 8%.
(3)	As adjusted net income per limited partner unit is determined by dividing the net income available to our common and subordinated unitholders by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we have assumed there will be common units and subordinated units outstanding and that we will make the minimum quarterly distribution on all of the common and subordinated units in every quarter of the periods presented.
(4)	Adjusted EBITDA is defined and reconciled to its most directly comparable financial measures calculated and presented in accordance with GAAP in “Summary—Non-GAAP Financial Measures.”
(5)	Cash interest expense excludes the amortization of deferred financing costs associated with all debt.
(6)	Reflects the incurrence of estimated incremental cash expenses associated with being a publicly traded partnership, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation.
(7)	Historically, we have not made a distinction between maintenance capital expenditures and expansion capital expenditures. Under our partnership agreement, maintenance capital expenditures are capital expenditures to maintain our real estate leased to third-party dealers in leasable condition, such as parking lot or roof replacement/renovation. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, such as new distribution contracts or real estate. We estimate that approximately $90,000 of our as adjusted capital expenditures were maintenance capital expenditures and that amounts paid for the GasMart Acquisition and JiffiStop Acquisition were expansion capital expenditures.

Unaudited Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2018

We forecast that our unaudited cash available for distribution during the twelve months ending September 30, 2018 will be approximately $44.3 million. This amount would be sufficient to pay the full minimum quarterly distribution of $        per unit on all of our common units and subordinated units for each quarter in the twelve months ending September 30, 2018. We have not included in our historical presentation or our forecast the period beginning July 1, 2017 and ending September 30, 2017. We expect our results of operations during this period to be generally consistent with and not differ materially from the trends reflected in our results for the twelve months ended June 30, 2017 and projected for the forecast twelve-month period ending September 30, 2018, other than the impact of any acquisitions. The assumed number of outstanding units upon which we have based our belief does not include any common units that may be issued under the long-term incentive plan that our general partner will adopt prior to the completion of this offering.

We are providing this forecast to supplement our historical financial statements in support of our belief that we will have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our common units and subordinated units for each quarter in the twelve months ending September 30, 2018. Please read “—Significant Forecast Assumptions” for further information as to the assumptions we have made for the forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for information regarding the accounting policies we have followed for the forecast.

Our forecast reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2018. We believe that we have a reasonable objective basis for these assumptions and that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our forecasted results are not achieved, we may not be able to pay the minimum quarterly distribution or any other distribution on our common and subordinated units. The assumptions and estimates underlying the forecast are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from forecasted results, including, among others, the risks and uncertainties described in “Risk Factors.” Accordingly, there can be no assurance that the forecast will be indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by us, the underwriters or any other person that the results contained in the forecast will be achieved.

As a matter of course, we do not make public forecasts as to future revenues, earnings or other results. The forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected future course of action and financial performance. However, this information is not necessarily indicative of future results.

Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our forecast, nor have they expressed any opinion or any other form of assurance on our forecast or its achievability, and our independent auditors assume no responsibility for, and disclaim any association with, our forecast.

We do not undertake any obligation to release publicly any revisions or updates that we may make to the forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to pay the full minimum quarterly distribution on all of our common and subordinated units for each quarter in the twelve months ending September 30, 2018 should not be regarded as a representation by us, the underwriters or any other person that we will make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The following table illustrates our estimated cash available for distribution for the twelve months ending September 30, 2018 and each of the four quarters in the twelve months ending September 30, 2018.

GPM Petroleum LP

Unaudited Estimated Cash Available for Distribution

	Three Months Ending								Twelve Months Ending September 30, 2018
	December 31, 2017		March 31, 2018		June 30, 2018		September 30, 2018
	(in thousands, except per unit data)
Gallons:		220,099		207,477		233,366		244,065		905,007
Revenues:
Fuel revenue-related-party		$358,285		$337,623		$379,711		$397,232		$1,472,851
Fuel revenue		1,429		1,460		1,683		1,648		6,220
Rental income		82		82		82		82		328
Other income		90		90		90		90		360

Total revenues		$329,886		$339,255		$381,566		$399,052		$1,479,759

Gross profit:
Fuel revenue-related-party		$9,861		$9,293		$10,451		$10,933		$40,538
Fuel revenue		13		13		15		15		56
Rental income		82		82		82		82		328
Other income		90		90		90		90		360

Total gross profit		$11,046		$9,478		$10,638		$11,120		$41,282

Operating expenses:
Site operating expense		$7		$8		$7		$8		$30
Long-term incentive and equity compensation expense (1)		2,250		375		375		375		3,375
General and administrative		150		150		150		150		600
Allocated general and administrative (6)		375		375		375		375		1,500
Depreciation and amortization		753		753		753		753		3,012

Total operating expenses		3,535		1,661		1,660		1,661		8,517

Operating income		6,511		7,871		8,978		9,459		32,765
Interest income—GPM Note (2)		(1,560)		(1,560)		(1,560)		(1,560)		(6,240)
Interest expense, net		385		385		385		385		1,540

Net income		$7,686		$8,992		$10,153		$10,634		$37,465

Net income per common unit—basic and diluted (3)	$		$		$		$		$
Net income per subordinated unit—basic and diluted (3)	$		$		$		$		$

	Three Months Ending								Twelve Months Ending September 30, 2018
	December 31, 2017		March 31, 2018		June 30, 2018		September 30, 2018
	(in thousands, except per unit data)
Adjustments to reconcile net income to estimated Adjusted EBITDA:
Net income		$7,686		$8,992		$10,153		$10,634		$37,465
Add:
Long-term incentive and equity compensation expense		2,250		375		375		375		3,375
Allocated general and administrative expenses		375		375		375		375		1,500
Interest expense, net		385		385		385		385		1,540
Depreciation and amortization		753		753		753		753		3,012

Estimated Adjusted EBITDA (4)		$11,449		$10,880		$12,041		$12,522		$46,892

Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution:
Less:
Cash interest expense, net (5)		250		250		250		250		1,000
Incremental external general and administrative expense (6)		375		375		375		375		1,500
Maintenance capital expenditures		22		22		23		23		90
Expansion capital expenditures (7)		—		—		—		—		—

Estimated cash available for distribution		$10,802		$10,233		$11,393		$11,874		$44,302

Estimated minimum distributions:
Distributions to public common unitholders
Distributions to GPM and its affiliates—common units
Distributions to GPM and its affiliates—subordinated units
Distributions to the SteelPath Funds—common units
Distributions to Fuel USA and its affiliates—common units

Estimated total minimum distributions	$		$		$		$		$

Excess (shortfall) of estimated cash available for distribution over (below) aggregate minimum distributions	$		$		$		$		$

(1)	Includes phantom units that we expect will be granted in connection with this offering. Please read “Executive Compensation–Long-Term Incentive Plan.”
(2)	Interest income associated with the $78.0 million loan to be made to GPM in connection with this offering in exchange for a 30-year note bearing interest at a fixed annual rate of 8%.
(3)	As adjusted net income per limited partner unit is determined by dividing the as adjusted net income available to our common and subordinated unitholders by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we have assumed there will be common units and subordinated units outstanding.
4)	Adjusted EBITDA is defined and reconciled to its most directly comparable financial measures calculated and presented in accordance with GAAP in “Summary—Non-GAAP Financial Measures.”
(5)	Cash interest expense excludes the amortization of deferred financing costs associated with all debt.
(6)	Includes estimated incremental cash expenses associated with being a publicly traded partnership of approximately $1.5 million, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation.
(7)	While we expect to have an active acquisition program, we are not projecting expansion capital expenditures for the forecast period as they are not necessary to support our ability to make the minimum quarterly distribution for the forecast period. To the extent we close acquisitions during the forecast period, we expect to fund such acquisitions through borrowings under our credit facility or cash from operations.

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take during the forecast period. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed are those that we believe are significant to our forecasted results of operations. We believe we have a reasonable objective basis for these assumptions. We believe that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results, and those differences could be material. If our forecast is not achieved, we may not be able to pay cash distributions on our common units at the minimum distribution rate or at all.

General Considerations and Risks

•	The volume of motor fuel delivered is the primary factor that will influence whether the amount of cash available for distribution for the twelve months ending September 30, 2018 is above or below our forecast.

•	Our total volume of fuel sold can be impacted by material changes to prices paid by consumers at the pump. While our overall and average per-store volumes have been relatively consistent over time (excluding the impact of acquisitions), significant increases in fuel prices or significant economic contraction in the areas in which we operate could materially and adversely impact the volumes of motor fuel we sell. A 10% increase or decline in our estimated volumes distributed to our customers on a pro rata basis for the twelve months ending September 30, 2018 would result in a corresponding increase or decline of approximately $4.1 million in Adjusted EBITDA and cash available for distribution for the forecast period, assuming motor fuel prices and all other variables are held constant.

•

Because our motor fuel distribution business is primarily a fee-based business, the overall level of motor fuel prices has a limited effect on our gross profit per gallon. The profit margin we earn on gallons we sell to GPM is fixed under the GPM Distribution Contracts and sales to sub-wholesalers, while the profit margin we earn on gallons sold to bulk purchasers can vary with the cost of fuel. We estimate that if our projected average motor fuel cost of $1.59 per gallon (excluding excise taxes) for the twelve months ending September 30, 2018 increased or decreased by $0.10, this would have no impact on Adjusted EBITDA and cash available for the forecast period, assuming no changes to estimated volumes for the forecast period, due to the fact that this class of customer only represents 3.9 million gallons of our forecasted volume. Although we have not assumed any significant changes in volumes for purposes of this sensitivity analysis, we believe demand for motor fuel would decrease if there were a material increase in the price of motor fuel. Please read “Risk Factors—Risks Inherent in Our Business—Our financial condition and results of operations are influenced by changes in the prices of motor fuel, which may adversely impact our volumes, our customers’ financial condition and the availability of trade credit.”

•	The increase in gallons sold during the forecast period, as compared to the base period, is primarily a result of the full year impact of acquisitions that occurred in 2016 and the full year impact of the Roadrunner Acquisition that occurred in April 2017 and the Jiffy Stop Acquisition that occurred in July 2017.

Revenues and Gross Profit

We forecast that our total revenues and gross profit for the twelve months ending September 30, 2018, or the “forecast period,” will be $1.5 billion and $41.3 million, respectively, as compared to $1.2 billion and $35.2 million, respectively, on an as adjusted basis for the twelve months ended June 30, 2017, or the “base period.” We estimate that we will distribute 905.0 million gallons of motor fuel for the forecast period, as compared to 771.5 million gallons we distributed for the base period. We anticipate that the profit margin per gallon of motor fuel we distribute will be similar during the forecast period to the profit margin we would have earned on an as adjusted basis during the base period. Our revenue forecast is based primarily on the following assumptions:

Motor Fuel Revenues and Gross Profit

•	Revenues and Gross Profit from Fuel Sales to GPM. Based on our volume and cost per gallon estimates for the forecast period and our fixed profit margin on fuel sales to GPM under the GPM Distribution Contracts, we forecast that our motor fuel distribution revenues and gross profit from fuel sales to GPM will be $1.5 billion and $40.5 million, respectively, for the forecast period, as compared to $1.2 billion and $34.2 million, respectively, on an as adjusted basis for the base period.

•	Volumes to GPM. We estimate that we will distribute 901.1 million gallons of motor fuel to GPM during the forecast period, as compared to the 765.3 million gallons we distributed to GPM on an as adjusted basis for the base period. This volume estimate is based on the following assumptions: we will distribute motor fuel to GPM for GPM to sell at 898 controlled convenience stores, 77 independent and lessee dealers and 50 consignment locations during the forecast period, as compared to 895 convenience stores, 77 independent and lessee dealers and 50 consignment locations during the base period. We acquired a total of 154 locations during the fourth quarter of 2016, 93 locations during the second quarter of 2017 and seven locations in July 2017. In the base period, volumes are attributable to such acquisitions only for the portion of the period subsequent to the acquisition, and we have not given pro forma affect to such acquisitions in the base period.

•	Commodity Prices. We have assumed that our average weighted cost to purchase each gallon of motor fuel sold to GPM during the forecast period will be $1.59 per gallon, which is equal to our average cost of motor fuel sold to GPM for the first six months of 2017.

•	Profit Margin from Sales to GPM. Our profit margin on sales to GPM is fixed at 4.5 cents per gallon under the GPM Distribution Contracts. We have added the fixed profit margin set forth in the GPM Distribution Contracts to the average cost per gallon to calculate our assumed revenue per gallon of motor fuel sold. Because we receive a fixed fee for all volumes distributed to GPM, the overall level of motor fuel prices has no direct effect on our profit margin per gallon of motor fuel sold to GPM.

•	Revenues and Gross Profit from Fuel Sales to Sub-wholesalers and Bulk Purchasers. Based on our volume and cost estimates for the forecast period, we forecast that our motor fuel distribution revenues and gross profit from fuel sales to sub-wholesalers and bulk purchasers will be $6.2 million and $56,000, respectively, for the forecast period, as compared to $9.7 million and $62,000, respectively, on an as adjusted basis for the base period.

•	Volumes to Sub-wholesalers and Bulk Purchasers. We estimate that we will distribute 3.9 million gallons of motor fuel to seven sub-wholesalers and bulk purchasers during the forecast period, as compared to 6.3 million gallons we distributed to nine sub-wholesalers and bulk purchasers for the base period.

•	Commodity Prices. We have assumed that our average weighted cost to purchase each gallon of motor fuel sold to sub-wholesalers and bulk purchasers during the forecast period will be $1.59 per gallon, which is equal to our average cost of motor fuel sold to sub-wholesalers and bulk purchasers for the first six months of 2017.

•	Profit Margin from Sales to Sub-wholesalers and Bulk Purchasers. The profit margin we earn on gallons sold to our sub-wholesalers and bulk purchasers can vary with the cost of fuel. We have assumed that our profit margin per gallon of motor fuel sold to sub-wholesalers and bulk purchasers will be 1.4 cents per gallon for the forecast period, compared to 0.99 cents per gallon for the base period and consistent with our commodity price assumptions for the forecast period.

Other Income

•	We estimate that our other income will be composed of rental income from third parties of $0.3 million and other income of $0.4 million during the forecast period, which is the same as it would have been on an as adjusted basis during the base period.

Long-term Incentive and Equity Compensation Expenses

In connection with the closing of this offering, we expect that the board of directors of our general partner will approve grants under our LTIP of phantom units (i) equal in value to approximately $         million, in the aggregate, to our general partner’s officers ($         million of which will be granted to our general partner’s executive officers) and (ii) equal in value to approximately $         to our directors who are not employees or officers of our general partner. The phantom units granted to officers of our general partner and its affiliates will vest as follows: 25% will vest upon the closing of this offering and the remaining 75% will vest at the rate of 25% on each of the second, third and fourth anniversaries of the Formation Date. Phantom units will not contain any rights to receive distributions made with respect to our common units or distribution equivalent rights. Phantom units will be settled by the issuance of a common unit for each vested phantom unit on the earlier of (i) the officer’s termination of employment (to the extent the phantom units are vested) or (ii) January 12, 2020. Please read “Executive Compensation—Long-Term Incentive Plan.” For purposes of our forecast, we have assumed such grants have been approved and that no other phantom unit awards are granted during the period.

General and Administrative Expenses

We estimate that general and administrative (“G&A”) expenses for the forecast period will be approximately $2.1 million, compared to $2.2 million on an as adjusted basis for the base period. Our forecast reflects the approximately $1.5 million incremental G&A expenses that we expect to incur as a result of being a publicly traded partnership, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation.

Depreciation and Amortization

We estimate that depreciation and amortization will be approximately $3.0 million for the forecast period, the same as the base period. Forecasted depreciation and amortization expense reflects management’s estimates, which are based on consistent average depreciable asset lives and depreciation methodologies, taking into account forecasted capital expenditures described below. We have assumed that the average depreciable asset lives are 30 years for buildings and seven years for equipment.

Capital Expenditures

We estimate that total capital expenditures for the forecast period will be approximately $90,000, the same as for the base period, primarily to maintain the six convenience store properties that we own and lease to third parties.

Interest Income—GPM Note

•	We estimate that we will receive $6.2 million during the forecast period based on a loan to the sponsor from the proceeds of this offering in the amount of $78.0 million at an interest rate of 8%.

Financing

We estimate that interest expense will be approximately $1.5 million for the forecast period as compared to $1.7 million for the base period. Our interest expense is based on the following financing assumptions:

•	$31.8 million remains invested in U.S. Treasuries that serves as collateral for the PNC Term Loan.

•	The PNC Term Loan that was contributed on January 12, 2016 at the amount of $32.4 million (as further described in Note 7 to our audited consolidated financial statements for the year ended December 31, 2016) remains outstanding. We have assumed an interest rate of 1.98% (Bloomberg forward projected LIBOR rate average by quarter October 31, 2017 through September 30, 2018 plus 50 basis points).

•	The unused portion of the $110.0 million revolving credit facility is subject to commitment fees of 0.375%.

•	Borrowings under our revolving credit facility will bear an average interest rate of 3.75%. This rate is based on a projected LIBOR rate as of September 30, 2017 plus 250 basis points. We forecast that we will have no borrowings outstanding under this facility during the forecast period.

Regulatory, Industry and Economic Factors

Our estimated results of operations for the forecast period are based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, GPM, dealers or our other customers;

•

no new federal, state or local regulation, or interpretation of existing regulation, of the portions of the motor fuels industry in which we operate that in either case will be materially adverse to our business or our customers’ or suppliers’ businesses;

•	no material adverse effects to our business, industry or our customers’ or suppliers’ businesses on account of natural disasters;

•	no material adverse change resulting from supply disruptions or reduced demand for motor fuels; and

•	no material adverse changes in market, regulatory and overall economic conditions.

Actual results could vary significantly from the foregoing assumptions. Please read “Risk Factors—Risks Inherent in Our Business—The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.”

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner’s intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 45 days after the end of each quarter, beginning with the quarter ending                 , 2017, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $         per unit, or $         on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of the offering through                 , 2017.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as being paid from either “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights. Any distribution of capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero and eliminate any unpaid arrearages, thereafter capital surplus would be distributed as if it were operating surplus and the incentive distribution rights would thereafter be entitled to participate in such distributions. Please read “—Distributions From Capital Surplus.”

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

•	working capital borrowings or amounts available for working capital borrowings made after the end of a period but on or before the date of distribution of operating surplus for that period; plus

•

cash distributions paid on equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital asset until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid on equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital asset until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on the disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $         million that will enable us, if we choose, to distribute as operating surplus up to that amount of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including certain cash distributions on equity interests in operating surplus, as described above, will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to that amount of cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made in the ordinary course of business under interest rate hedge agreements or commodity hedge agreements (provided that (1) payments made in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such contract), compensation of officers, directors and employees of our general partner, repayment of working capital borrowings, debt service payments and maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests (other than repurchases to satisfy obligations under employee benefit plans) or reimbursements of our general partner for such purchases.

Interim Capital Transactions

We define cash from interim capital transactions to include proceeds from:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or assets sold or disposed of as part of normal retirement or replacement of assets.

Capital Surplus

Capital surplus is defined as any cash distributed in excess of our operating surplus. Although the cash proceeds from interim capital transactions do not increase operating surplus, all cash distributed from whatever source is deemed to be from operating surplus until cumulative cash distributed exceeds cumulative operating surplus. Thereafter, all cash distributed is deemed to be from capital surplus to the extent it continues to exceed cumulative operating surplus.

Characterization of Cash Distributions

Our partnership agreement provides that we treat all cash distributed by us as coming from operating surplus until the sum of all cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement provides that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes a basket of $         million, and therefore does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, this provision will enable us, if we choose, to distribute as operating surplus up to that amount of cash we receive in the future from interim capital transactions that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our long-term operating income or operating capacity, while expansion capital expenditures are capital expenditures that we expect will increase our operating income or operating capacity over the long term. Examples of maintenance capital expenditures are those made to maintain existing contract volumes or renew existing distribution contracts or maintain our real estate leased to third party dealers in leasable condition. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or any portion of the construction or development of a replacement asset that are paid in respect of the period that begins when we enter into a binding obligation to commence construction or development of a replacement asset and ending on the earlier to occur of the date that such replacement asset commences commercial service and the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are capital expenditures made to increase our operating capacity over the long term. Examples of expansion capital expenditures include the acquisition of new properties or equipment, to the extent such capital expenditures are expected to expand our long-term operating capacity. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions in respect of equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction of a capital improvement paid in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date such capital improvement commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or the development of assets that are in excess of those needed for the maintenance of our existing operating capacity, but which are not expected to expand, for more than the short term, our operating capacity.

As described above, neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, acquisition or development of a capital improvement during the period that begins when we enter into a binding obligation to commence construction, acquisition or development of a capital improvement and ending on the earlier to occur of the date such capital improvement commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on the disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units. GPM will initially own, directly or indirectly, all of our subordinated units.

Determination of Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after a distribution to unitholders has been made in respect of any quarter, beginning with the quarter ending on or after                 , 2020, if each of the following has occurred:

•

distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the annualized minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common and subordinated units during those periods on a fully diluted, weighted-average basis; and

•	there are no arrearages in the payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day after a distribution to unitholders has been made in respect of any quarter, if each of the following has occurred:

•

distributions from operating surplus on each of the outstanding common and subordinated units exceeded $         (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $         (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted, weighted-average basis and (ii) the distributions made on the incentive distribution rights; and

•	there are no arrearages in the payment of the minimum quarterly distribution on the common units.

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Effect of Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net changes in working capital borrowings and net changes in reserves of cash established in prior periods. Adjusted operating surplus consists of:

•

operating surplus generated with respect to that period (excluding any amount attributable to the item described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions From Operating Surplus During the Subordination Period

Our partnership agreement requires that we make distributions from operating surplus for any quarter during the subordination period in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that we do not issue additional classes of equity interests.

Distributions From Operating Surplus After the Subordination Period

Our partnership agreement requires that we make distributions from operating surplus for any quarter after the subordination period in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that we do not issue additional classes of equity interests.

General Partner Interest

Our general partner owns a 0.0% non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner owns the incentive distribution rights and may in the future own common units or other equity interests in us, and will be entitled to receive distributions on such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (15.0%, 25.0% and 50.0%) of quarterly distributions of cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Upon the closing of this offering, our general partner will hold all of our incentive distribution rights, but may transfer these rights, subject to the restrictions set forth in the partnership agreement.

The following discussion assumes that there are no arrearages on the common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed cash from operating surplus to the common and any subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•

if such quarter is during the subordination period, we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in the payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives a total of $        per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives a total of $        per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights).

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between our unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner (in its capacity as the holder of our incentive distribution rights) and our unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Common Unit and Subordinated Unit.” The percentage interests shown for our unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner (in its capacity as the holder of our incentive distribution rights) assume that our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution Per Common Unit and Subordinated Unit		Marginal Percentage Interest in Distributions
			Unitholders		General Partner (in its Capacity as the Holder of Our Incentive Distribution Rights)
Minimum Quarterly Distribution	$				—
First Target Distribution	above $	up to $		%		%
Second Target Distribution	above $	up to $		%		%
Third Target Distribution	above $	up to $		%		%
Thereafter	above $			%		%

Our General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be based. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of the board of directors of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four most recently completed fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for such quarter). The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average of the cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average of the cash distributions per common unit during this period.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the amount of cash distributions received by our general partner in respect of its incentive distribution rights during the fiscal quarter ended immediately prior to the date of such reset election by (y) the cash distributed per common unit during such quarter.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the cash distribution amount per common unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter, after payment of the reset minimum quarterly distribution, as follows:

•	first, to all unitholders, pro rata, until each unitholder receives an amount per unit equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights).

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the quarterly cash distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $            .

	Quarterly Distribution Per Unit Prior to Reset		Marginal Percentage Interest in Distributions		Quarterly Distribution Per Unit Following Hypothetical Reset
			Unitholders	General Partner (in its Capacity as the Holder of Our Incentive Distribution Rights)
Minimum Quarterly Distribution	$		100.0%	—	$	(1)
First Target Distribution	above $	up to $	100.0%	—	above $ (1)	up to $ (2)
Second Target Distribution	above $	up to $	85.0%	15.0%	above $ (2)	up to $ (3)
Third Target Distribution	above $	up to $	75.0%	25.0%	above $ (3)	up to $ (4)
Thereafter	above $		50.0%	50.0%	above $ (4)

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.
(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights), based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be                  common units outstanding, and the quarterly cash distribution amount made per common unit for the fiscal quarter immediately preceding the reset would be $        .

	Quarterly Distribution Per Unit Prior to Reset		Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Our General Partner (in Its Capacity as the Holder of Our Incentive Distribution Rights) Prior to Reset	Total Distributions
Minimum Quarterly Distribution	$		$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $

Thereafter	above $		$	$	$

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights), with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be                 common units outstanding, and the distribution to each common unit would be $            . The number of common units to be issued to our general partner (in its capacity as the holder of our incentive distribution rights) upon the reset was calculated by dividing (1) the aggregate cash distribution received by our general partner (in its capacity as the holder of our incentive distribution rights) for the quarter immediately prior to the reset as shown in the table above, or $            , by (2) the cash distribution made on each common unit for the quarter immediately prior to the reset as shown in the table above, or $            .

	Quarterly Distribution Per Unit Prior to Reset			Cash Distributions to Common Unitholders After Reset	Cash Distributions to Our General Partner After Reset			Total Distributions
					New Common Units	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	$			$	$	$	$	$
First Target Distribution		above $	up to $
Second Target Distribution		above $	up to $
Third Target Distribution		above $	up to $

Thereafter		above $		$				$

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, to all unitholders, pro rata, until the minimum quarterly distribution level has been reduced to zero as described below;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.

The preceding paragraph assumes that we do not issue additional classes of equity interests.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion that the distribution had to the fair market value of the common units immediately prior to the announcement of the distribution (or the average of the closing prices for the 20 consecutive trading days immediately prior to the ex-dividend date). Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner (in its capacity as the holder of our incentive distribution rights) to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we will then make all future distributions from operating surplus, with 50.0% being paid to our unitholders and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights). This percentage interest for our general partner assumes that our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price;

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, each target distribution level and the unrecovered initial unit price would be reduced to 50.0% of its initial level, and each subordinated unit would be convertible into two subordinated units. Our partnership agreement provides that we will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may, in the sole discretion of the general partner, be reduced by multiplying each distribution level by a fraction, the numerator of which is cash available for distribution for that quarter (reduced by the amount of the estimated tax liability for such quarter) and the denominator of which is the sum of cash available for distribution for that quarter before any adjustment for estimated taxes. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to our partners in the following manner:

•

first, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the unpaid amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

second, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the unpaid amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

third, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to: (1) the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•

fourth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to: (1) the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights) for each quarter of our existence;

•

fifth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to: (1) the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights) for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights).

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the first bullet point above and all of the second bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our unitholders in the following manner:

•	first, to holders of subordinated units, pro rata, until the capital accounts of the subordinated unitholders have been reduced to zero; and

•	thereafter, to the holders of common units, pro rata, until the capital accounts of the common unitholders have been reduced to zero.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we generally will allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of our incentive distribution rights in the same manner as we allocate gain upon liquidation. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders based on their percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table shows selected historical financial and operating data of (i) GPM Investments, LLC, our predecessor for accounting purposes, for periods prior to January 1, 2016, and (ii) GPM Petroleum LP for any period subsequent to December 31, 2015. The selected historical financial data of our predecessor as of and for the year ended December 31, 2015 are derived from the audited consolidated financial statements of our predecessor appearing elsewhere in this prospectus. The selected historical financial data of GPM Petroleum LP as of and for the year ended December 31, 2016 are derived from the audited consolidated financial statements of GPM Petroleum LP appearing elsewhere in this prospectus. The selected historical financial data of GPM Petroleum LP as of and for the six months ended June 30, 2017 and 2016 are derived from the unaudited condensed consolidated financial statements of GPM Petroleum LP appearing elsewhere in this prospectus.

Our predecessor’s results include the entire integrated operations of GPM, including convenience store merchandise revenue and retail fuel revenue. Following the completion of this offering, we will continue to engage in wholesale distribution of fuel to GPM and third parties and lease six convenience store properties to third parties. GPM will continue to operate its convenience store business with its associated merchandise and retail fuel revenue and will retain its consignment business and the substantial majority of its dealer business. For this reason, as well as the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting the Comparability of Our Financial Results,” our results of operations are not comparable to our predecessor’s historical results of operations.

The following table should be read together with, and is qualified in its entirety by reference to, the historical consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business—Our Relationship with GPM Investments, LLC.”

	GPM Petroleum LP			Predecessor
	Six Months Ended June 30,		Year Ended December 31, 2016	Year Ended December 31, 2015
	2017	2016
	(in thousands, except per gallon amounts)
Statement of Operations Data:
Revenues:
Fuel revenue—retail	$—	$—	$—	$1,155,777
Fuel revenue—wholesale	669,354	451,951	1,011,039	137,702
Merchandise revenue	—	—	—	645,328
Other revenue, net (1)	354	261	633	28,821

Total revenues	669,708	452,212	1,011,672	1,967,628
Gross profit:
Fuel gross profit—retail	—	—	—	98,950
Fuel gross profit—wholesale	18,326	13,619	29,774	6,829
Fuel gross profit—other	—	—	—	822
Merchandise gross profit	—	—	—	187,138
Other revenue, net (1)	354	261	633	28,821

Total gross profit	18,680	13,880	30,407	322,560
Operating expenses:
Store operating expense	—	—	—	243,399
General and administrative	408	281	461	31,014
Allocated general and administrative	800	730	1,498	—
Depreciation and amortization	1,559	910	2,349	20,010
Other expenses	—	—	—	3,730

Total operating expenses	2,767	1,921	4,308	298,153
Operating income	15,913	11,959	26,099	24,407
Interest expense, net	818	752	1,470	9,762

Net income before income taxes	15,095	11,207	24,629	14,645
Income tax expense	—	—	—	2,440

Net income	$15,095	$11,207	$24,629	$12,205
Other Financial Data:
Adjusted EBITDA (2)	$18,272	$13,599	$29,946	$48,677

	GPM Petroleum LP						Predecessor
	Six Months Ended June 30,				Year Ended December 31, 2016		Year Ended December 31, 2015
	2017		2016
	(in thousands, except per gallon amounts)
Operating Data:
Fuel gallons sold:
Retail	—		—		—		500,546
Wholesale	409,582		305,141		667,085		67,552

Total fuel gallons sold	409,582		305,141		667,085		568,098

Fuel gross profit, cents per gallon
Retail	—	¢	—	¢	—	¢	19.8	¢
Wholesale	4.5		4.5		4.5		10.1
Fuel gross profit cents per gallon	4.5		4.5		4.5		18.6

	GPM Petroleum LP			Predecessor
	As of June 30,		As of December 31, 2016	As of December 31, 2015
	2017	2016
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,150	$5,151	$7,410	$7,649
Property and equipment, net	2,569	2,645	2,607	152,679
Intangibles, net	24,451	20,374	25,973	7,192
Total assets	103,382	89,073	106,708	407,464
Current and long-term debt, net	44,349	37,462	44,079	89,157
Accrued expenses and other current liabilities	5,418	4,557	5,849	37,127
Total long-term liabilities	44,516	37,624	44,243	137,731
Total liabilities	85,470	68,413	87,265	326,267
Total partners’/members’ equity	17,912	20,660	19,443	81,197

(1)	Other revenue primarily represents revenues derived from providing products and services where GPM acted as an agent and did not take ownership of items sold. Revenue generating activities include primarily lottery net revenues, ATM services, money order services and phone cards, while we and GPM each recognize rental income.
(2)	Adjusted EBITDA is defined in “Summary—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion analyzes the historical financial condition and results of operations of GPM Petroleum LP and GPM Investments, LLC, our predecessor for accounting purposes, and does not give effect to the completion of this offering and the application of proceeds from this offering. The financial data for the year ended December 31, 2016 discussed below takes into account the formation transactions effective as of January 12, 2016, as described under “Summary—Formation Transactions and Partnership Structure.” You should read the following discussion of the historical financial condition and results of operations in conjunction with the historical financial statements and accompanying notes of GPM Petroleum LP and our predecessor included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements we make. Please read “Forward-Looking Statements.” Factors that could cause actual results to differ include those risks and uncertainties that are discussed in “Risk Factors.”

Overview

We are a growth-oriented Delaware limited partnership formed by GPM to engage in the wholesale distribution of motor fuels on a fixed fee per gallon basis to GPM-controlled convenience stores and third parties. As of June 30, 2017, GPM, the seventh largest convenience store chain in the United States ranked by store count, controlled 895 convenience stores that sell motor fuel, merchandise, food, beverages and other products and services to retail customers in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States. GPM is obligated to purchase all of its motor fuel from us under 10-year wholesale motor fuel distribution agreements. For the six months ended June 30, 2017 and the year ended December 31, 2016, we distributed approximately 406.6 million and 660.8 million gallons of motor fuel, respectively, to GPM-controlled sites and 3.0 million and 6.3 million gallons of motor fuel, respectively, to third-party customers. We believe we are one of the largest independent motor fuel distributors by number of convenience stores in the United States, the largest distributor of Valero-branded motor fuel on the East Coast and the third largest distributor of Valero-branded motor fuel in the United States. In addition, we receive rental income from real estate that we own and lease to third parties. As described in more detail in “Summary—Formation Transactions and Partnership Structure” and “Summary—Our Relationship with GPM Investments, LLC—Our Agreements with GPM,” we commenced operations when we entered into our initial fuel distribution contracts in January 2016 and closed a $70.0 million private placement to the SteelPath Funds.

For the six months ended June 30, 2017, we had gross profit of approximately $18.7 million, net income of approximately $15.1 million and Adjusted EBITDA of approximately $18.3 million. For the year ended December 31, 2016, we had gross profit of approximately $30.4 million, net income of approximately $24.6 million and Adjusted EBITDA of approximately $29.9 million. Please read “Summary—Non-GAAP Financial Measures” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP.

Wholesale Motor Fuel Distribution

We purchase motor fuel primarily from major integrated oil companies and independent refiners and distribute it to GPM pursuant to the GPM Distribution Contracts. As of June 30, 2017, GPM distributed volumes it purchased from us to:

•	895 convenience stores controlled by GPM;

•	37 sites operated by independent dealers;

•	40 sites owned or leased by GPM and operated by lessee dealers; and

•	50 consignment locations where GPM sells motor fuel to retail customers.

Though we arrange for the transportation of motor fuel to GPM for sale to its controlled convenience stores and consignment locations, we do not physically transport any of the motor fuel. GPM directly arranges for transportation of motor fuel to its independent and lessee dealers.

In addition to the volumes of motor fuel we distribute to GPM, we also distribute motor fuel directly to nine sub-wholesalers and bulk purchasers. Sub-wholesalers, in turn, distribute fuel to fuel stations and convenience stores. Bulk purchasers primarily purchase motor fuel for their own use. For the six months ended June 30, 2017 and the year ended December 31, 2016, we distributed approximately 3.0 million and 6.3 million gallons of motor fuel to sub-wholesalers and bulk purchasers, respectively. GPM is obligated to provide us a right of first offer to purchase fuel distribution contracts for all convenience stores, dealer sites and consignment locations that GPM acquires in the future, as described in “Business—Our Agreements with GPM.”

We distribute BP, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco and Valero branded motor fuel, as well as, unbranded motor fuel. We believe the variety and large volumes of branded and unbranded motor fuel that we distribute is a key competitive advantage relative to other, smaller wholesale distributors in our markets. In addition to distributing motor fuel, we also distribute a limited quantity of kerosene.

Strategic Acquisitions

We are focused on strategic acquisitions, which have had, and we expect will continue to have, a significant impact on our reported results and can make period to period comparisons of results difficult. We anticipate growing our business by either purchasing the right to provide wholesale fuel to convenience stores acquired by GPM in the future or jointly consummating acquisitions with GPM, as well as by directly acquiring wholesale fuel businesses with existing dealer operations. Through GPM’s expansion, we plan to further develop our wholesale fuel distribution both within our existing area of operations and in new geographic areas.

We believe GPM has considerable opportunity to serve as a consolidator in our industry. According to NACS, as of March 1, 2017, there were 123,807 convenience stores with retail fuel sales in the U.S. Over 70% of these sites were owned by entities with fewer than 50 total sites. As GPM continues to make acquisitions, we plan to enter into wholesale fuel distribution contracts with those acquired sites.

Real Estate

In addition to revenues earned in our wholesale motor fuel distribution business, we also receive rental income from convenience store properties that we own and lease to third parties. We earned rental income from third parties with respect to six properties during 2016. Although we may purchase and lease convenience store properties to GPM or third parties, we do not currently operate or have any intention to operate any retail convenience stores that we own or may acquire in the future.

Our Predecessor—GPM Investments, LLC

GPM Investments, LLC is our predecessor for accounting purposes for any period prior to January 1, 2016. GPM is our parent and the owner of our general partner. Following the completion of this offering, we will continue to engage in wholesale distribution of fuel to GPM, independent dealers, consignment locations and sub-wholesalers, as well as lease or sublease certain convenience store properties to third parties. GPM will continue to operate its retail convenience store business.

Factors Impacting the Comparability of Our Financial Results

Our predecessor’s historical results of operations may not be comparable to our results of operations for the following reasons:

•	Revenues and Gross Profit. The gross profit in our predecessor’s historical consolidated financial statements relates to the profit margin received from fuel operations, both retail and wholesale, as well as merchandise revenue at GPM’s convenience stores. Profit margins for retail sales of fuel as well as merchandise will be retained by GPM following the completion of this offering. At consignment locations, our predecessor provided and controlled motor fuel inventory and price at the site and received the actual retail selling price for each gallon sold, less a commission paid to the independent operator of the location. As a result, the gross profit received from consignment locations by our predecessor varied in a similar manner to retail fuel margins per gallon, which are driven by changes in fuel prices, competitive dynamics of the market, and other factors. We distribute motor fuel on a wholesale basis pursuant to the GPM Distribution Contracts, pursuant to which we are the exclusive distributor of motor fuel purchased by GPM’s existing convenience stores and independently operated consignment locations at cost plus a fixed fee of 4.5 cents per gallon.

For the year ended December 31, 2015, our predecessor’s gross profit on fuel sales fluctuated. For the year ended December 31, 2016 and following this offering, we will derive a substantial majority of our gross profit from sales to GPM pursuant to the GPM Distribution Contracts. Under those contracts, we will earn a gross profit of 4.5 cents per gallon for volumes of fuel distributed to (i) GPM-controlled convenience stores, (ii) independent and lessee dealers and (iii) consignment locations, instead of the variable margins earned by our predecessor. For the year ended December 31, 2015, our predecessor earned average gross profit rates of 18.6 cents per gallon (including both retail and wholesale margins).

In addition, our predecessor generated approximately $645.3 million in merchandise revenue and $187.1 million in gross profit from merchandise revenue in its retail convenience store business for the year ended December 31, 2015, all of which is retained by GPM. We do not currently operate retail convenience stores. Therefore, our revenues will not include merchandise revenue.

•	Acquisitions. Acquisitions significantly affect our reported results and can make period to period comparisons of results difficult. As a consequence, we track our revenue and volume growth between periods both from existing and acquired businesses.

•

Jiffy Stop Acquisition. In July 2017, GPM purchased seven convenience stores located in the Midwest (the “Jiffy Stop Acquisition”). The consideration paid was approximately $2.9 million, of which $2.0 million was financed by our line of credit in exchange for the right to supply fuel to the acquired sites. The acquired convenience stores sold approximately 8.5 million gallons of fuel during the twelve-month period ended June 30, 2016.

•	Roadrunner Acquisition. In April 2017, GPM purchased Mountain Empire Oil Company, the operator at such date of 92 convenience stores and gas stations located in Tennessee, Virginia, North Carolina and South Carolina (the “Roadrunner Acquisition”) as well as 11 sites and the Roadrunner office building. The consideration was approximately $28.0 million (subject to post-closing adjustments). Additionally, at the closing, a third-party real estate investment trust purchased directly from the Roadrunner sellers the ownership of 66 sites in consideration for approximately $139.0 million, paid directly to the Roadrunner sellers. Approximately $24.0 million of the consideration was financed through a loan from an affiliate, with the majority of the remaining amount financed through GPM’s line of credit. The acquired convenience stores sold approximately 100.0 million gallons of fuel in 2016.

•	Admiral Acquisition. In November 2016, GPM purchased Admiral Petroleum Company and its affiliates, which operated at such date (i) 137 convenience stores and (ii) 33 tobacco stores located in Indiana and Michigan (the “Admiral Acquisition”). The consideration paid at closing was $39.4 million for the 170 sites (subject to post-closing adjustments). $35.0 million of the consideration was financed by a loan from an affiliate, and the remainder was financed through GPM’s line of credit. The acquired convenience stores sold approximately 130.0 million gallons of fuel in 2016.

•	JiffiStop Acquisition. In October 2016, GPM purchased 17 convenience stores located in Illinois and Missouri from an unrelated third party (the “JiffiStop Acquisition”). The consideration paid was $7.9 million for the 17 sites. $7.0 million of the consideration was financed by our line of credit and the remainder was financed through GPM’s line of credit. The acquired convenience stores sold approximately 23.9 million gallons of fuel during the twelve-month period ended January 31, 2016.

•	Fuel USA Acquisition. In March 2016, GPM purchased 62 convenience stores (42 company-operated stores and 20 dealer-operated stores) located in Virginia and Kentucky from an unrelated third party (the “Fuel USA Acquisition”). The consideration paid was $9.7 million for the 62 sites. The consideration was financed by GPM’s line of credit. In addition, in connection with the transaction, Fuel USA contributed its rights to supply fuel to the acquired stores to us in exchange for Class AQ Units with a value of approximately $16.9 million. The acquired convenience stores sold approximately 50.2 million gallons of fuel during the twelve-month period ended November 30, 2015.

•	GasMart Acquisition. In February 2016, GPM purchased 15 convenience stores located in Illinois, Iowa and Nebraska from four unrelated third parties, who were in bankruptcy (the “GasMart Acquisition”). The consideration paid was $6.2 million for the 15 sites. $3.6 million of the consideration was financed by our line of credit and the remainder was financed through GPM’s line of credit. The acquired convenience stores sold approximately 7.4 million gallons of fuel in 2015.

•	Midwest Acquisition. In June 2015, GPM acquired 100% of the capital stock of WOC Southeast Holding Corp., which through its subsidiaries, operated 161 convenience stores as of June 3, 2015, 126 of which sell motor fuel, in Indiana, Ohio, Michigan and Illinois (the “Midwest Acquisition”). The consideration for the acquisition was approximately $58.0 million, which was financed, in part, through a combination of loans from affiliates of GPM of $20.0 million, a loan from the seller of $25.0 million and a term loan from PNC of $10.0 million.

•	Road Ranger Acquisition. In March 2015, GPM purchased 42 gas stations and convenience stores and one stand-alone quick service restaurant located in Illinois, Iowa and Kentucky from an unaffiliated third party (the “Road Ranger Acquisition”). The consideration paid for the acquisition was approximately $43.2 million. Loans from affiliates were used to finance $30.0 million and the remainder was financed by GPM’s line of credit.

•	Carolinas Acquisition. In February 2015, GPM purchased eight convenience stores located in North Carolina and South Carolina from an unrelated third party (the “Carolinas Acquisition”). The consideration paid was $8.7 million. $8.0 million of the consideration was financed by a supplemental term loan to the PNC Term Loan and the remainder was financed through GPM’s line of credit.

•	Southeast Acquisition. In August 2013, GPM purchased (i) 263 convenience stores, 258 of which sell motor fuel, (ii) 33 fuel supply contracts for independently operated convenience stores and gas stations, and (iii) a fuel transportation business to certain of the company-operated and independently operated sites (which fuel transportation business was sold at the closing date) (the “Southeast Acquisition”), in North Carolina, South Carolina, Tennessee and Virginia from an unrelated third party.

•	Virginia Acquisition. In August 2013, GPM purchased five convenience stores located in Virginia (the “Virginia Acquisition”) from an unrelated third party.

•	Store Operating Expenses. Store operating expenses for our predecessor included primarily operating expenses associated with its retail convenience store operations including store labor costs, store occupancy, credit card fees, store insurance costs and other operating costs. Following the consummation of the Formation Transactions, our predecessor continued to operate the retail convenience stores and incur all related store operating expenses. Of these expenses, we have retained only routine maintenance and other facility costs associated with the six properties we own and lease to third parties of, which costs have been immaterial to date as reflected in our financial statements contained elsewhere in this prospectus.

•	General and Administrative Expenses. Our predecessor’s general and administrative expenses included non-store level management and operational costs associated with retail and wholesale motor fuel operations, as well as merchandise operations. GPM charges us a shared services allocation of existing predecessor management and accounting expenses for the management and operation of our wholesale distribution business. The allocated amounts were approximately $0.8 million and $1.5 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively. Following the completion of this offering, GPM will charge us directly for incremental external general and administrative expenses associated with recurring costs of operating a publicly traded partnership such as costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. We estimate these charges will be approximately $1.5 million annually. These incremental costs associated with becoming a publicly traded partnership are not reflected in our predecessor’s or our financial statements.

•	Financing. There are differences in the way we will finance our operations going forward as compared to the way our predecessor financed its operations. Historically, our predecessor’s operations were financed as part of GPM’s integrated operations. We distribute to our unitholders most of the cash generated by our operations and expect this to continue following the closing of this offering. In connection with the closing of our Formation Transactions, we entered into a five year, $110.0 million revolving credit facility. The revolving credit facility is available for general partnership purposes, including working capital (subject to a $15 million cap) and maintenance capital expenditures.

How We Evaluate and Assess Our Business

Our management uses a variety of financial measurements to analyze our performance. Key measures we use to evaluate and assess our business include the following:

•	Motor Fuel Gallons Sold. The primary driver of our business is the total volume of motor fuel sold. For the six months ended June 30, 2017, 99.3% of our volume was pursuant to long-term fuel distribution contracts with our customers, including GPM, typically provide that we will distribute motor fuel at a fixed, volume-based fee. As a result, our gross profit is directly tied to the volume of motor fuel that we distribute.

•	Gross Profit Per Gallon. Pursuant to the GPM Distribution Contracts, we receive a fixed fee per gallon on all of the motor fuel we distribute to GPM, which GPM, in turn, distributes to its controlled convenience stores, independent and lessee dealers and consignment locations. Pursuant to the GPM Distribution Contracts, GPM arranges for motor fuel to be delivered from our suppliers to its independent and lessee dealers, with the costs being passed entirely along to GPM’s customers. We arrange for motor fuel to be delivered from our suppliers to GPM for sale to its controlled sites and consignment locations. Sub-wholesalers and bulk purchasers arrange for their own transportation. As a result, our cost to purchase fuel and any transportation costs that we incur are generally passed through to our customers, and therefore, do not have a substantial impact on our gross profit cents per gallon.

•	Fuel Gallon Growth. We are growth-oriented and will seek opportunities to obtain rights to distribute and supply additional fuel gallons. We generate a fixed profit on a substantial majority of the gallons of fuel sold and for this reason increasing the volume of fuel gallons we distribute is critical to our growth. Our fuel gallon growth is expected to be the result of strategic acquisitions of additional fuel supply agreements associated with GPM’s convenience store acquisitions, for which we have a right of first offer to purchase fuel distribution rights.

Market and Industry Trends and Outlook

We expect that certain trends and economic or industry-wide factors will continue to affect our business, both in the short-term and long-term. We have based our expectations described below on assumptions made by us and on the basis of information currently available to us. To the extent our underlying assumptions about or interpretation of available information prove to be incorrect, our actual results may vary materially from our expected results. Please read “Risk Factors” for additional information about the risks associated with purchasing our common units.

Industry Consolidation

According to NACS, as of March 1, 2017, there were 123,807 convenience stores with retail fuel sales in the U.S. Over 70% of these sites were owned by entities with fewer than 50 total sites.

As independent dealers continue to experience pressure from increased competition from non-traditional fuel suppliers, such as Wal-Mart Stores, Inc., Costco Wholesale Corporation and grocery store chains, we intend to capitalize on the relationship between our wholesale business and GPM’s complementary retail business by jointly pursuing mixed asset acquisition opportunities with GPM which may not be attractive to a pure wholesaler or pure retailer. Under the omnibus agreement, we expect to have the opportunity to participate with GPM in acquiring convenience store operations and related wholesale distribution businesses through (i) directly purchasing any dealer distribution contracts or other wholesale distribution contracts and assets owned by the acquisition target, and (ii) purchasing the right to sell additional fuel volumes to GPM for convenience stores that GPM acquires or for any acquired consignment locations. We believe these opportunities will provide for growth in our fuel volumes and potentially rental income.

Same Store Sales

In comparing our same store sales results we have experienced, and may in the future experience, a decrease in volume sold as a result of (i) GPM’s decision to close underperforming stores, (ii) the impact of increasing vehicle fuel efficiency requirements, (iii) increasing fuel prices causing lower consumer demand and (iv) competition. On an aggregate basis we expect to increase fuel volume by acquiring the right to supply additional convenience stores rather than investing significantly in existing locations.

Seasonality

Our business exhibits some seasonality due to our customers’ increasing demand for motor fuel during the late spring and summer months as compared to the fall and winter months. Travel, recreation and construction activities typically increase in these months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically somewhat higher in the second and third quarters of our fiscal year. Inclement weather, especially in the Midwest and Northeast regions of the United States during the winter months, can negatively impact the volume of motor fuel that we distribute. As a result, our results from operations may vary from period to period.

Future Fuel Price Expectations and Trends

Although commodity prices are variable, motor fuel is still inexpensive relative to recent years and consumers of motor fuel are benefiting from lower energy prices. When prices for motor fuels rise, some of our customers may have insufficient credit to purchase supply from us at their historical purchase volumes, and their customers, in turn, may reduce consumption, thereby reducing demand for product. When prices are increasing, we may be unable to fully pass on our additional costs to our customers, resulting in lower margins for us which could adversely affect our results of operations.

Historical Results of Operations

Overview

We have one reporting segment: wholesale. Our predecessor had two reporting segments: retail and wholesale. The retail segment consisted of fuel and merchandise revenue to retail consumers. The wholesale segment sold fuel to third-party dealers who represented the predecessor’s final customer and, in other arrangements, delivered fuel to third-party dealers on a consignment basis.

The financial and operating data discussed below includes the historical financial and operating data of (i) GPM Investments, LLC, our predecessor for accounting purposes, for periods prior to January 1, 2016, and (ii) GPM Petroleum LP for any period subsequent to December 31, 2015. The selected historical financial data of our predecessor as of and for the year ended December 31, 2015 are derived from the audited consolidated financial statements of our predecessor appearing elsewhere in this prospectus. The selected historical financial data of GPM Petroleum LP as of and for the year ended December 31, 2016 are derived from the audited consolidated financial statements of GPM Petroleum LP appearing elsewhere in this prospectus. The selected historical financial data of GPM Petroleum LP as of and for the six months ended June 30, 2017 and 2016 are derived from the unaudited condensed consolidated financial statements of GPM Petroleum LP appearing elsewhere in this prospectus.

Fuel and Other Results

The following table presents revenue and gross profit results for our fuel business, which generates sales to both retail and wholesale customers:

	GPM Petroleum LP						Predecessor
	Six Months Ended June 30,				Year Ended December 31, 2016		Year Ended December 31, 2015
	2017		2016
	(in thousands, except per gallon amounts)
Revenues:
Fuel revenue—retail	$—		$—		$—		$1,155,777
Fuel revenue—wholesale	669,354		451,951		1,011,039		137,702

Total fuel revenue	669,354		451,951		1,011,039		1,293,479
Other revenue—retail	—		—		—		23,949
Other revenue—wholesale	—		—		—		3,505
Other revenue—other	354		261		633		1,367

Total other revenue	354		261		633		28,821

Total revenue	$669,708		$452,212		$1,011,672		$1,322,300

Gross profit:
Fuel gross profit—retail	$—		$—		$—		$98,950
Fuel gross profit—wholesale	18,326		13,619		29,774		6,829
Fuel gross profit—other (1)	—		—		—		822

Total fuel gross profit	18,326		13,619		29,774		106,601
Other revenue	354		261		633		28,821

Total gross profit	$18,680		$13,880		$30,407		$135,422

Operating data:
Fuel gallons sold—retail	—		—		—		500,546
Fuel gallons sold—wholesale	409,582		305,141		667,085		67,552

Total fuel gallons sold	409,582		305,141		667,085		568,098

Avg. selling price per gallon—retail	$—		$—		$—		$2.31
Avg. selling price per gallon—wholesale	1.63		1.48		1.52		2.04
Average selling price per gallon	1.63		1.48		1.52		2.28

Fuel gross profit, cents per gallon—retail	—	¢	—	¢	—	¢	19.8	¢
Fuel gross profit, cents per gallon—wholesale	4.5		4.5		4.5		10.1
Fuel gross profit, cents per gallon (2)	4.5		4.5		4.5		18.6

(1)

Fuel gross profit—other represents amortization of funds GPM received from fuel vendors for assistance with rebranding costs and other incentives which are received in cash and branding materials and recognized over the useful lives of such branding agreements. The payments are amortized and recognized as a reduction to fuel cost of revenues using the specific amortization periods based on the term of each agreement either using the straight-line method or based on fuel volume purchased.
(2)	Fuel gross profit cents per gallon excludes the impact of fuel gross profit—other which does not represent normal operating revenue.

Fuel Revenue

For the six months ended June 30, 2017, fuel revenue increased by $217.4 million, or 48.1%, to $669.4 million from $452.0 million for the comparable period in 2016. The GasMart Acquisition, Fuel USA Acquisition, JiffiStop Acquisition, Admiral Acquisition and Roadrunner Acquisition contributed an additional $215.0 million, or 96.9 million gallons sold, in the 2017 period. The majority of the increase in revenue was attributable to related-party sales for which the cost of fuel increased $0.19 per gallon for the six months ended June 30, 2017, which was slightly offset during the prior period quarter by consignment sales to 38 related-party company operated sites.

During 2016, fuel revenue decreased $282.4 million, or 21.8%, to $1,011.0 million from $1,293.5 million for 2015. The decrease was primarily attributable to a $0.76 per gallon decrease in the average selling price of fuel as a result of a decrease in commodity prices. Additionally, 2015 fuel revenue included excise taxes whereas 2016 fuel revenue did not. This was partially offset by gallons contributed from the GasMart Acquisition, Fuel USA Acquisition, JiffiStop Acquisition and Admiral Acquisition of 126.5 million incremental gallons sold, and a full year of operations for the sites acquired in 2015.

Other Revenue. Other revenue primarily represents rental income. Other revenue for our predecessor primarily represents revenues derived from providing products and services where GPM acted as an agent and did not take ownership of items sold. Revenue generating activities include primarily lottery net revenues, ATM services, money order services, phone cards and rental income.

For the six months ended June 30, 2017, other revenue increased $93,000, or 35.6%, compared to the six months ended June 30, 2016 primarily related to increased discounts granted by state tax authorities for timely fuel tax filings.

Fuel Gross Profit

For the six months ended June 30, 2017, fuel gross profit increased by $4.7 million, or 34.6%, to $18.3 million from $13.6 million for the comparable period in 2016, primarily due to gross profit from the sites acquired in the GasMart Acquisition, Fuel USA Acquisition, JiffiStop Acquisition, Admiral Acquisition and Roadrunner Acquisition.

In 2016, fuel gross profit primarily represented gross profit earned on sales to GPM from the fixed fee of 4.5 cents per gallon sold.

In 2015, fuel gross profit primarily represented the full rack to retail gross margin realized by our predecessor.

Merchandise Results

We are not engaged in merchandise operations as reflected in our 2016 and 2017 results. The following table presents revenue and gross profit results of merchandise revenues and gross profit from our predecessor’s retail convenience stores, for 2015:

	GPM Petroleum LP			Predecessor
	Six Months Ended June 30,		Year Ended December 31,	Year Ended December 31,
	2017	2016	2016	2015
	(in thousands)
Revenues:
Merchandise revenue	$—	$—	$—	$645,328
Gross profit:
Merchandise gross profit	—	—	—	187,138

Operating Expenses

The following table presents operating expenses for the periods present:

	GPM Petroleum LP			Predecessor
	Six Months Ended June 30,		Year Ended December 31,	Year Ended December 31,
	2017	2016	2016	2015
	(in thousands)
Operating expenses:
Store operating expenses	$—	$—	$—	$243,399
General and administrative	408	281	461	31,014
Allocated general and administrative	800	730	1,498	—
Depreciation and amortization	1,559	910	2,349	20,010
Other expenses	—	—	—	3,730

Total operating expenses	$2,767	$1,921	$4,308	$298,153

For the six months ended June 30, 2017, operating expenses increased by $0.8 million over the comparable period in 2016 primarily due to additional amortization of intangible assets and increased professional fees.

In 2016, total operating expenses were $4.3 million which consisted of $0.5 million in general and administrative expenses, $1.5 million in allocated general and administrative expenses and $2.3 million in depreciation and amortization expense.

In 2015, total operating expenses were $298.2 million which consisted of $243.4 million in store operating expenses, $31.0 million in general and administrative expenses, $20.0 million in depreciation and amortization expense and $3.7 million in other expenses.

Interest Expense

The following table presents interest expense for the periods presented:

	GPM Petroleum LP			Predecessor
	Six Months Ended June 30,		Year Ended December 31,	Year Ended December 31,
	2017	2016	2016	2015
	(in thousands)
Interest expense, net	$818	$752	$1,470	$9,762

Interest expense, net for the six months ended June 30, 2017 increased by $66,000, or 8.8%, primarily due to additional borrowings and higher interest rates compared to the same period of the prior year.

Interest expense, net for 2016 represented interest on our line of credit and the $32.4 million term loan with PNC, partially offset by interest income earned on our investments.

Interest expense, net for 2015 primarily represented interest on bank and related-party debt.

Liquidity and Capital Resources

Cash Flows

Net cash provided by (used in) operating activities, investing activities and financing activities for the periods presented were as follows:

	GPM Petroleum LP			Predecessor
	Six Months Ended June 30,		Year Ended December 31, 2016	Year Ended December 31, 2015
	2017	2016
	(in thousands)
Net cash provided by (used in):
Operating activities	$11,365	$(7,110)	$25,424	$43,933
Investing activities	—	(35,459)	(42,459)	(81,537)
Financing activities	(17,625)	33,499	24,444	41,559

Operating Activities

Cash flows provided by operations are our main source of liquidity. We have historically relied primarily on cash provided by operating activities, supplemented as necessary from time to time by borrowings on our credit facilities and other debt or equity transactions to finance our operations and to fund our capital expenditures. Cash flow provided by operating activities is primarily impacted by our net income and changes in working capital. Our accounts receivable, accounts payable and fuel inventory balances increase as the cost of fuel increases, and decline as the cost of fuel declines.

For the six months ended June 30, 2017, cash flows from operating activities increased by $4.3 million, to $11.4 million from $7.1 million for the comparable period in 2016. The 2017 increase was primarily the result of higher earnings in 2017, primarily due to acquisitions in the second half of 2016 and in 2017, partially offset by a decrease in working capital.

During 2016, cash flows from operating activities were $25.4 million. During 2015, cash flows from operating activities were $43.9 million.

Investing Activities

Cash flows used in investing activities reflect capital expenditures for acquisitions and replacing and maintaining existing facilities and equipment used in the business.

For the six months ended June 30, 2017, there was no cash used for investing activities compared to $35.5 million for the comparable period in 2016. In the six months ended June 30, 2016, cash used for investing consisted of $31.8 million to purchase investments to support the PNC Term Loan and $3.6 million to purchase the GasMart fuel supply rights.

During 2016, net cash used for investing activities of $42.5 million consisted of $31.8 million to purchase investments to support the PNC Term Loan, $3.6 million to purchase the GasMart fuel supply agreement and $7.0 million to purchase the JiffiStop fuel supply agreement. During 2015, net cash used for investing activities of $81.5 million consisted primarily of $34.1 million for the Midwest Acquisition, $33.7 million for the Road Ranger Acquisition, $0.7 million for the Carolinas Acquisition, $11.0 million for purchases of property and equipment and $3.0 million increase in restricted cash. Proceeds from the sale of property and equipment of $0.7 million offset these amounts.

Financing Activities

Cash flows from financing activities primarily consist of net proceeds from the issuance of the Class A Preferred Units, distributions to partners, and increases and decreases in our line of credit and debt.

For the six months ended June 30, 2017, financing activities consisted primarily of $17.4 million of distributions to partners and the payment of $0.2 million for transaction costs related to this offering. For the six months ended June 30, 2016, financing activities consisted primarily of $63.2 million in net proceeds from the issuance of the Class A Preferred Units and $7.1 million in borrowings on the line of credit. These proceeds were partially offset by repayment of $24.1 million of affiliate loans, $10.5 million in distributions to partners and $2.3 million in deferred financing costs.

In 2016, net cash provided by financing activities consisted primarily of $63.2 million in net proceeds from the issuance of the Class A Preferred Units and $13.5 million of net proceeds on our line of credit. These proceeds were partially offset by $24.1 million in repayments of outstanding debt, $25.9 million in distributions to partners and $2.4 million in deferred financing costs. In 2015, net cash provided by financing activities consisted primarily of proceeds of $5.5 million from GPM’s line of credit, the receipt of a $10.0 million term loan and the receipt of $50.0 million in loans from affiliates. The term loan and loans from affiliates partially financed the Midwest Acquisition and Road Ranger Acquisition. These proceeds were partially offset by $19.5 million in repayments of outstanding debt and $4.3 million in deferred financing and issuance costs.

Liquidity

Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions, and to service our debt. Our predecessor largely relied on internally generated cash flows, borrowings and equity contributions to satisfy its capital expenditure requirements. We expect our ongoing sources of liquidity to include cash generated from operations, borrowings under our revolving credit facility, and the issuance of additional equity and/or debt securities as appropriate given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Risk Factors” may also significantly impact our liquidity.

Following the completion of this offering, we intend to pay a minimum quarterly distribution of $         per common unit and subordinated unit per quarter, which equates to $         million per quarter, or $         million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal obligation to pay this distribution. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Capital Expenditures

There were no capital expenditures for the six months ended June 30, 2017 and 2016, or the year ended December 31, 2016. Capital expenditures, including acquisitions, were $79.2 million for the year ended December 31, 2015. In the future, our capital spending program will be primarily focused on expanding our wholesale distribution network through acquisitions and maintaining our owned properties and equipment.

Contractual Obligations

We have contractual obligations that are required to be settled in cash. Our contractual obligations as of December 31, 2016 were as follows:

	Obligations due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Long-term debt obligations	$32,416	$—	$32,416	$—	$—
Line of credit	13,500	—	—	13,500	—
Interest payments (1)	2,524	812	1,271	441	—

	$48,440	$812	$33,687	$13,941	$—
Purchase commitments (in gallons) (2)	2,885,537	345,615	691,230	691,230	1,157,462

(1)	Assumes an interest rate of 3.16% on our line of credit and a maturity date of January 12, 2021.
(2)	Our fuel vendor agreements with suppliers require minimum volume purchase commitments of branded and unbranded gasoline and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on gallons, with a purchase price at prevailing market rates for wholesale distribution.

Our Credit Facilities

On January 12, 2016, we entered into a credit agreement for a revolving credit facility with certain lenders and KeyBank National Association, as the administrative agent, swingline lender and letter of credit issuer (the “revolving credit facility”) in the initial aggregate principal amount of up to $110 million (the “line of credit”). The credit agreement includes an accordion feature that allows the aggregate commitments under the revolving credit facility to be increased by an additional $110.0 million, subject to certain conditions. The credit agreement also provides that we have the right to request a term loan of up to $20.0 million (the “term loan facility”) in connection with the closing of this offering subject to the discretion of the lenders.

The revolving credit facility matures on July 10, 2020, however, upon completion of this offering, the maturity will be extended until January 12, 2021. The full amount of the principal under the term loan facility would be due at maturity.

The initial aggregate commitments under the revolving credit facility are available on a revolving basis from January 12, 2016 until the maturity date of the revolving credit facility and the term loan facility (collectively, the “credit facilities”), of which $13.5 million was used as of June 30, 2017. All borrowings and letters of credit under the revolving credit facility are subject to the satisfaction of certain customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties.

Borrowings under the credit facilities bear interest at either the LIBOR or a base rate (equal to the greatest of (i) the administrative agent’s prime rate, (ii) the one-month LIBOR plus 1.00% and (iii) the federal funds rate plus 0.50%), at our election, in each case plus an applicable margin. The applicable margin for borrowings under the revolving credit facility are based on our most recently tested consolidated total leverage ratio and varies from (a) in the case of LIBOR loans, 2.50% to 3.25% and (b) in the case of base rate loans, 1.50% to 2.25%. The unused portion of the revolving credit facility is subject to commitment fees ranging from 0.375% to 0.50%. We also pay certain ongoing customary fees and expenses under the revolving credit facility.

As of June 30, 2017, we had fixed the interest rate on the full amount of the line of credit for 30 days at LIBOR plus 2.50%, or 3.58%. As of June 30, 2017, we had $96.5 million of availability under the line of credit.

The revolving credit facility is secured by (i) substantially all of our properties and assets, and the properties and assets of our subsidiary and (ii) pledges of the equity interests in all present and future subsidiaries (subject to certain exceptions as provided for under the credit agreement).

The revolving credit facility is available for general partnership purposes, including working capital (subject to a $15 million cap), capital expenditures and permitted acquisitions, and allows us to request that the aggregate commitments under the revolving credit facility be increased up to $220 million, subject to certain conditions, by way of obtaining additional commitments from the lenders (subject to their approval to increase their commitments in accordance with the credit facilities) or from other banks.

The credit facilities provide for customary representations, warranties and covenants, including, among other things, covenants relating to (i) financial and collateral reporting and notices of material events and (ii) limitations on indebtedness and liens, dividends and distributions, transactions with affiliates and certain fundamental transactions. The credit facilities also require us to maintain financial covenants which are the same as those required by the PNC Term Loan (as described below).

As of June 30, 2017, we were in compliance with all of the obligations and financial covenants under the terms and provisions of the credit facilities.

PNC Term Loan

On January 12, 2016, GPM assigned two term loans to us. As of the date of such assumption, the principal balance of such term loans was approximately $32.4 million. The assigned term loans were amended and restated into a single term loan (the “PNC Term Loan”), which provides for a three-year senior term loan of approximately $32.4 million, the full amount of which will be due on the maturity date, subject to certain exceptions.

The PNC Term Loan bears interest, paid on a monthly basis, at either LIBOR plus 0.50% or a base rate (equal to the greatest of (i) the administrative agent’s prime rate, (ii) the one-month LIBOR plus 1.00%, and (iii) the federal funds rate plus 0.50%), at our election. We also paid certain customary closing fees and expenses under the PNC Term Loan. The principal of the PNC Term Loan will be repaid in full in one payment on January 12, 2019.

As of June 30, 2017, we had fixed the interest rate on the full amount of the PNC Term Loan for 30 days at LIBOR plus 0.50%, or 1.64%.

The PNC Term Loan is secured by U.S. Treasury or other investment grade securities equal to 98% of the outstanding principal amount of the PNC Term Loan. GPM executed a guaranty of payment and performance of our obligations under the PNC Term Loan, which guaranty is secured by GPM’s assets securing GPM’s credit facility with PNC Bank, National Association.

The PNC Term Loan provides for customary representations, warranties and covenants, including, among other things, covenants relating to (i) financial reporting and notices of material events and (ii) limitations on indebtedness and liens, dividends and distributions, and certain fundamental transactions. The PNC Term Loan also requires us to maintain a leverage ratio of no greater than 4.25 to 1.0, as calculated by comparing our Consolidated Total Debt (as defined in the PNC Term Loan) to its adjusted EBITDA determined on a trailing four-quarter basis. As of June 30, 2017, our leverage ratio was 0.40 to 1.

The PNC Term Loan also requires us to maintain an interest coverage expense ratio of not less than 2.50 to 1, calculated by comparing our adjusted EBITDA determined on a trailing four-quarter basis to our interest expense. Interest expense is calculated in the same manner as adjusted EBITDA. As of June 30, 2017, our interest coverage expense ratio was 30.47 to 1.

As of June 30, 2017, we were in compliance with all of the obligations and financial covenants under the terms and provisions of the PNC Term Loan.

Convertible Units

In connection with the Formation Transactions, we closed a $70 million private placement to the SteelPath Funds in exchange for 3,500,000 of our Class A Preferred Units. Upon the completion of this offering, the SteelPath Fund’s Class A Preferred Units will be converted into              common units, representing an aggregate         % limited partner interest in us. The value of the common units the SteelPath Funds will receive in connection with the completion of this offering will be no less than the sum of (i) an amount equal to cause the internal rate of return of such Class A Preferred Units to equal 10%; plus (ii) the cumulative arrearages, if any, with respect to such Class A Preferred Units on the date of conversion; plus (iii) any current distributions on such Class A Preferred Units on the date of conversion. GPM may satisfy any shortfall in the number of common units to be received by the SteelPath Funds in connection with the completion of this offering by making a cash payment to the SteelPath Funds equal to the cash value (calculated as the initial public offering price of $         per common unit multiplied by the number of common units to be received by the SteelPath Funds pursuant to such shortfall, if any) of such shortfall, if any, rather than issuing additional common units to cure such shortfall, if any.

In connection with the Fuel USA Acquisition, we issued 843,750 Class AQ Units to Fuel USA in exchange for Fuel USA’s contribution to us of its rights to distribute fuel to the convenience stores acquired by GPM. Upon completion of this offering, Fuel USA’s Class AQ Units will be converted into              common units, representing an aggregate         % limited partner interest in us. The total number of common units Fuel USA will receive in connection with the completion of this offering must equal a value of $20 per Class AQ Unit owned by Fuel USA as of the time of this offering; provided, that GPM may satisfy any shortfall in the number of common units to be received by Fuel USA in connection with the completion of this offering by making a cash payment to Fuel USA (calculated as (i) $20 less the initial public offering price of $         per common unit multiplied by (ii) 843,750) rather than issuing additional common units to cure such shortfall, if any.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements for the purpose of credit enhancement, hedging transactions or other financial or investment purposes.

Impact of Inflation

The impact of inflation has minimal impact on our results of operations, as we generally are able to pass along energy cost increases in the form of increased sales prices to our customers. Inflation in energy prices impacts our sales and cost of fuel products and working capital requirements. Increased fuel prices may also require us to post additional letters of credit or other collateral if our fuel purchases exceed unsecured credit limits extended to us by our suppliers. Although we believe we have historically been able to pass on increased costs through price increases and maintain adequate liquidity to support any increased collateral requirements, there can be no assurance that we will be able to do so in the future.

Quantitative and Qualitative Disclosures about Market Risk

Commodity Price Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. We distribute approximately 99% of our motor fuel to GPM and take title to the motor fuel only for the short period of time (typically less than a day) between pick-up and delivery. In addition, a substantial majority of our gross profit is generated by fixed fees that we charge for each gallon sold, and any transportation costs that we incur are passed through to our customers.

We have limited exposure to commodity price risk as a result of the payment and volume-related discounts in certain of our supply contracts with our suppliers, which are based on the market price of motor fuel.

Interest Rate Risk

We may be subject to market risk from exposure to changes in interest rates based on our financing, investing, and cash management activities. As of June 30, 2017, we had fixed the interest rate on the full amount of our line of credit at 3.58% and had fixed the interest rate on the full amount of the PNC Term Loan at 1.64%. Interest rates on commercial bank borrowings and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Although this could limit our ability to raise funds in the debt capital markets, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would likely face similar circumstances.

Critical Accounting Policies

Due to the nature of our business, we do not have any accounting policies considered by management to be critical to an understanding of our business as none involve a significant amount of subjective or complex judgement by our management. A complete summary of our significant accounting policies is included in Note 2 of the audited historical consolidated financial statements of GPM Petroleum LP.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issues Accounting Standards Updates (“ASUs”) to amend the authoritative literature of the Accounting Standards Codification (“ASC”). There have been a number of ASUs issued to date that amend the original text of the ASC. Those issued to date either (i) provide supplemental guidance or (ii) are technical corrections. Additionally, there were various other accounting standards and interpretations issued that we have not yet been required to adopt, none of which is expected to have a material impact on our consolidated financial statements and notes going forward.

Revenue Recognition. In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The new standard will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other U.S. GAAP requirements). The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of the standard by one year. The deferral results in the new revenue standard being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, for public companies and for fiscal years beginning after December 15, 2018 for all other entities. Management is assessing the impact of the adoption of this new standard on our consolidated financial statements, including the adoption method, and management does not expect the standard to materially affect the recognition of revenue and consolidated net income, financial position or cash flows.

INDUSTRY

Unless stated otherwise, the following information is derived from the most current information available from the U.S. Energy Information Administration (“EIA”), the statistical and analytical agency within the United States Department of Energy.

The Motor Fuel Industry

The United States consumes over 19 million barrels of refined petroleum products each day, and roughly 67% is for gasoline and diesel used primarily for ground transportation. The primary use for motor fuels is in automobiles and light trucks. Motor fuels are also used to fuel boats, recreational vehicles, and various farm and other equipment.

In 2015 and 2016, United States refineries produced approximately 99% of the gasoline and diesel fuel supplied domestically. After crude oil is refined into motor fuels and other petroleum products, the products must be distributed to facilities that service consumers. The majority of motor fuels is transported first by pipeline to storage terminals near consuming areas and then loaded into trucks for delivery to individual gas stations.

Gasoline Demand Overview

In 2016, gasoline represented the largest share of refined petroleum products consumed in the United States at 51%. Motor fuel demand is driven primarily by general economic expansion as well as by geographic and demographic factors. As illustrated in the following chart, since 1985 consumption of gasoline has increased in the United States from 2.5 billion barrels per year to 3.4 billion barrels per year in 2016, which represents average annual growth of 1%.

Gasoline consumption in the United States has proven to be stable, with growth in 57 of the 71 years in the period since 1945. In general, down years in gasoline consumption have largely been driven by historical external shocks or other unusual economic factors in the broader economy. With the exception of the oil supply crisis of the late 1970s, consumption declines were less than 3% in any given year.

Diesel Demand Overview

Diesel is principally consumed in the United States by large trucks. Diesel is also used by electricity generators, railroad locomotives, farming equipment, military vehicles and engines, and some cars. The United States consumed 0.9 billion barrels of on-highway diesel in 2015. On-

highway diesel has grown from 55% in 2001 to 64% in 2015 of total diesel consumption. Since 1985, consumption of on-highway diesel fuel has experienced an average annual growth of 2.8%. Because it is primarily used for commercial and industrial transportation, on-highway diesel consumption is more cyclical and fluctuates more than gasoline. From 1985 to 2015, there were nine years where on-highway diesel experienced a greater than 5% annual growth rate and there were two years where on-highway diesel experienced a greater than 5% decline.

Motor Fuel Demand Projections

The EIA projects transportation energy consumption in the U.S. will remain almost flat through 2050. The EIA estimates moderate increases by all modes of transportation except light-duty vehicles and domestic shipping. Light-duty vehicle energy use is expected to moderately decline, reflecting slow growth in vehicle miles traveled and improvement in fuel efficiency. In the EIA’s 2016 baseline projections, consumption of gasoline is projected to decrease at an average annual rate of approximately 1% through 2050 while consumption of on-highway diesel fuel is projected to increase at an average annual rate of approximately 0.2% through 2050. The flat growth trend in transportation energy consumption reflects a decline in energy consumption by light-duty vehicles that offsets growth in energy consumption for other modes.

Motor Fuels

In general, motor fuels are homogenous commoditized products. Gasoline is typically sold by octane grades: regular, midgrade and premium. In 2016, 86.6% of gasoline sales were regular grade, 1.9% medium grade and 11.5% premium grade. In contrast to gasoline, on-highway diesel is not generally available in different grades. One way in which wholesale and retail marketers engage in product differentiation is to increase sales volume by purchasing specialized motor fuel blends from established global/national brand refiners such as ExxonMobil, BP, Valero, and Marathon. These large refiners have substantial influence over the wholesale distribution system and have extensive networks for getting their fuels to retail markets.

Regional and Seasonal Demand Patterns

Different regions exhibit different motor fuel consumption patterns. Population, demographics, and regional economic activity are important determinants affecting demand, but availability of alternative fuels, petroleum transportation costs, geography and other factors are also important. The U.S. government categorizes motor fuel consumption into five Petroleum Administration for Defense Districts (PADD), with the East Coast (PADD I) consuming the largest volume of gasoline and the second largest amount of on-highway diesel of the five PADDs. In 2016, 34% of United States gasoline was supplied to the East Coast. In 2015, 28% of United States on-highway diesel was supplied to the East Coast. The Midwest (PADD II) consumes the second largest volume of gasoline and is the largest consumer of on-highway diesel of the five PADDs. In 2016, 29% of United States gasoline was supplied to the Midwest. In 2015, 32% of United States on-highway diesel was supplied to the Midwest.

Gasoline volumes are also considered to be seasonal because gasoline demand rises moderately in the warmer months and falls moderately in the cooler months, exhibiting a shallow swing between the low demand season and the high demand season. Since 2000, January and February have been the low end of the demand season as gasoline consumption averages approximately 4% to 10% below the monthly average whereas July and August have been the high end of the demand season as gasoline consumption averages approximately 5% to 6% above the monthly average. On-highway diesel does not typically exhibit the same seasonal variation in consumption.

Wholesale Motor Fuel Marketing

The wholesale motor fuel marketing industry consists of sales of branded and unbranded gasoline and on-highway diesel to retail gas station operators and other wholesale distributors. In general, motor fuels sold to wholesalers are heavily influenced by final retail prices, which are influenced by crude oil prices and refining and transportation costs and other factors. However, final retail prices paid by consumers are ultimately set by the retailers, subject to certain regulations and taxes, which vary from state to state. While factors such as geopolitical events, and inclement weather and other events can disrupt the supply and price of crude oil and the supply and distribution of refined petroleum products, the impact on retail motor fuel prices may not necessarily be immediate and can take several days or weeks to be reflected in retail prices.

Wholesale distributors purchase branded and unbranded motor fuels from integrated oil companies and independent refiners and take delivery of the purchased motor fuel at a distribution terminal. The price at which a wholesale distributor generally purchases motor fuel from an integrated oil company or refiner at the terminal is referred to as the “rack” price, which includes the seller’s profit on the motor fuel.

Wholesale distributors sell motor fuels to their customers at either “dealer tank wagon” prices, also referred to as “DTW,” or “rack plus” prices. DTW prices represent the cost of the motor fuels to the customer and include the profit to the wholesale distributor and, among other costs, transportation costs. Under DTW pricing, the wholesale distributor may provide additional services and benefits to the customer, such as the use of branded trademarks and advertising. “Rack plus” pricing is the rack price plus a margin that represents the profit to the wholesale distributor. Transportation, insurance and other services to the wholesale distributor’s customers may be charged separately. Rack prices are influenced primarily by spot and/or futures crude oil prices. At a minimum, rack prices typically exceed refinery gate prices (prices set by the refiner as it leaves the refinery) by the transportation cost to move the gasoline from the refinery to the terminal, usually by pipeline or by barge.

Wholesale Motor Fuel Customers

In wholesale motor fuel marketing, there are primarily five classes of customers:

•

Company-operated convenience stores—The wholesale distributor owns or leases the gas station and conducts the retail operations of the gas station, including the retail distribution of motor fuels. The franchise is owned by the distributor, and workers are employed by the distributor as well. The wholesale distributor, as the operator of the gas station, sets the retail price of the motor fuels. Because the wholesale distributor pays the rack price for the motor fuels, the retail price at this gas station is usually more competitive than other gas stations that require the operators of those gas stations to pay a higher wholesale price as a result of the mark-up charged by the wholesale distributor.

•

Lessee dealers—The wholesale distributor owns or leases the gas station and, in turn, leases or subleases the gas station to the lessee dealer, who is typically a small business owner, and wholesale distributes motor fuels to the lessee dealer. Motor fuels are sold to the lessee dealer at a rack plus or DTW price determined by the wholesale distributor. Typically, the lessee dealer purchases gasoline in full truckloads of 8,500 gallons and manages its own inventory. The lessee dealer sets the retail price of the motor fuels at the gas station.

•	Consignment locations—The wholesale distributor owns, leases or, in some cases enters into distribution contracts with respect to, the gas station and contracts with a consignment location that undertakes the retail distribution of motor fuels on a commission basis at the gas station. The consignment location retains all of the gas station’s remaining revenues and expenses and may pay rent to the wholesale distributor for leasing the gas station. The wholesale distributor sets the retail price of the motor fuels at the gas station.

•

Independent dealers—The gas station is owned by an independent dealer or leased by an independent dealer from a person other than the wholesale distributor. The independent dealer selects the brand of motor fuels that are sold at the location and negotiates a long-term contract, typically 10 years, with an integrated oil company, refiner or wholesale distributor to purchase motor fuels. These negotiations often enable the independent dealers to obtain motor fuels at favorable prices at the time the long-term contract is entered into. As is the case with lessee dealers, independent dealers also typically purchase gasoline in full truckloads of 8,500 gallons and manage their own inventory. The independent dealer sets the retail price of the motor fuels at the gas station.

•

Sub-wholesalers—Typically, major integrated oil companies and refiners will only sell to wholesale distributors that will meet minimum volume thresholds. Accordingly, smaller wholesale distributors are forced to purchase motor fuels from larger wholesale distributors. In addition, wholesale distributors may sell to sub-wholesalers that, either as a result of concerns about adequate access to supply and/or pricing considerations, elect to purchase motor fuels from the wholesale distributor, on a wholesale basis, instead of purchasing directly from major integrated oil companies and refiners. Motor fuels are sold to sub-wholesalers at rack plus.

Retail fuel outlets are the primary customers for wholesale motor fuel marketers. According to NACS, there were an estimated 150,000 total retail fueling outlets in the U.S. as of March 1, 2017. These outlets include convenience stores, grocery stores, truck stops, traditional gas stations and low-volume locations like marinas. Of these sites, 123,807 are convenience stores with retail fuel sales or approximately 80% of the gasoline retail purchases. In the past decade, convenience stores with fuel sales have grown from 114,974 to 123,807 sites. In 2014, fuel revenue in convenience stores totaled $483 billion in sales. Retail fuel outlets were once dominated by the major integrated oil companies. In recent years the major integrated oil companies have reduced their United States site holdings almost completely. Per NACS, Chevron and Shell had 297 and 19 sites respectively, while ExxonMobil, BP North America and ConocoPhillips have completely exited the space as of June 2016. The remaining convenience store fuel outlets owned by integrated oil companies account for less than 0.3%. The major integrated oil companies reference intense competition in the retail motor fuels market as well as higher returns and margins in other areas of the oil and gas business for their shift in strategy.

The retail gasoline market has since become increasingly fragmented and many gas stations are owned and operated as small independent businesses. As shown below, NACS estimates that of the 123,807 convenience stores with retail fuel sales, 59% of those sites are one-site operations. Dominant operators compete locally and regionally.

Convenience Store Operators with Retail Fuel Distribution Site Count

Source: NACS/Nielsen 2017 Convenience Store Count

The location of a gas station has a direct impact on the volume of fuel sold and therefore, the profitability of the gas station. Many of the premier gas station locations have been operating for decades. Given the high barriers to entry for new gas stations, including environmental barriers and high real estate property values, gas stations in premier locations have generally increased in value over time.

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership formed by GPM to engage in the wholesale distribution of motor fuels on a fixed fee per gallon basis to GPM-controlled convenience stores and third parties. We commenced operations on the Formation Date. As of June 30, 2017, GPM, the seventh largest convenience store chain in the United States ranked by store count, controlled 895 convenience stores that sell motor fuel, merchandise, food, beverages and other products and services to retail customers in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States. GPM is obligated to purchase all of its motor fuel from us under the GPM Distribution Contracts. For the six months ended June 30, 2017 and the year ended December 31, 2016, we distributed approximately 406.6 million and 660.8 million gallons of motor fuel, respectively, to GPM-controlled sites and 3.0 million and 6.3 million gallons of motor fuel, respectively, to third-party customers. We believe we are one of the largest independent motor fuel distributors by number of convenience stores in the United States, the largest distributor of Valero-branded motor fuel on the East Coast and the third largest distributor of Valero-branded motor fuel in the United States. In addition, we receive rental income from real estate that we own and lease to third parties.

As described in more detail in “Summary—Our Relationship with GPM Investments, LLC—Our Agreements with GPM” and “Summary—Formation Transactions and Partnership Structure,” we commenced operations when we entered into our initial fuel distribution contracts in January 2016 and closed a $70.0 million private placement to investment funds managed by SteelPath, a leading innovator in developing MLP investment products. SteelPath was first to market with MLP-focused open-end mutual funds, providing investors convenient access to this growing asset class. As of June 30, 2017, SteelPath’s assets under management were approximately $11.6 billion.

Our primary business objective is to make stable quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions. We intend to make minimum quarterly distributions of $        per unit per quarter (or $        per unit on an annualized basis), as further described in “Cash Distribution Policy and Restrictions on Distributions.”

We purchase motor fuel primarily from major integrated oil companies and independent refiners and distribute it to GPM pursuant to the GPM Distribution Contracts. As of June 30, 2017, GPM distributed volumes it purchased from us to:

•	895 convenience stores controlled by GPM;

•	37 sites operated by independent dealers;

•	40 sites owned or leased by GPM and operated by lessee dealers; and

•	50 consignment locations where GPM sells motor fuel to retail customers.

Though we arrange for the transportation of motor fuel to GPM for sale to its controlled convenience stores and consignment locations, we do not physically transport any of the motor fuel. GPM directly arranges for transportation of motor fuel to its independent and lessee dealers.

In addition to the volumes of motor fuel we distribute to GPM, we also distribute motor fuel directly to nine sub-wholesalers and bulk purchasers. Sub-wholesalers, in turn, distribute fuel to convenience stores. Bulk purchasers primarily purchase motor fuel for their own use. For the six months ended June 30, 2017 and the year ended December 31, 2016, we distributed approximately 3.0 million and 6.3 million gallons of motor fuel to sub-wholesalers and bulk purchasers, respectively. GPM is obligated to provide us a right of first offer to purchase fuel distribution contracts for all convenience stores, dealer sites and consignment locations that GPM acquires in the future, as described below in “—Our Agreements with GPM.”

The total amount of motor fuel we sold grew from 284.7 million gallons during 2012 to 667.0 million gallons during 2016, primarily as a result of a series of convenience store acquisitions by GPM. Since December 31, 2012, the number of GPM-controlled convenience stores has grown from 203 to 895, while the amount of motor fuel sold to GPM-controlled convenience stores has increased from 220.8 million gallons during 2012 to 597.1 million gallons during 2016.

(1)	Twelve months ended June 30, 2017.
(2)	Estimated volume of motor fuel sold for the twelve months ending September 30, 2018. Please read “Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions.”

During the six months ended June 30, 2017 and the year ended December 31, 2016, approximately 99.3% and 99.1%, respectively, of our fuel gallons sold were pursuant to the GPM Distribution Contracts. Under the GPM Distribution Contracts, we are the exclusive distributor of motor fuel purchased by GPM’s existing convenience stores, independent and lessee dealers and consignment locations for 10 years at cost plus a fixed fee of 4.5 cents per gallon, as described in more detail below in “—Our Agreements with GPM.”

We believe that we have limited direct exposure to fluctuating commodity prices because we charge GPM the cost of our fuel plus a fixed markup. GPM, in turn, passes these costs along to its retail customers at its controlled convenience stores and consignment locations and to the dealers it supplies.

For the six months ended June 30, 2017, we had gross profit of approximately $18.7 million, net income of approximately $15.1 million and Adjusted EBITDA of approximately $18.3 million. For the year ended December 31, 2016, we had gross profit of approximately $30.4 million, net income of approximately $24.6 million and Adjusted EBITDA of approximately $29.9 million. Sales to GPM pursuant to the GPM Distribution Contracts accounted for approximately 97.9% of our gross profit for each of those periods. Please read “—Non-GAAP Financial Measures” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

One of our primary strengths is our relationship with GPM, our predecessor for financial presentation purposes for periods prior to January 1, 2016. GPM, the seventh largest convenience store chain in the United States ranked by store count, controls 895 convenience stores and is the exclusive motor fuel supplier to an additional 133 dealer sites throughout 18 states in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States as of June 30, 2017. GPM entered the motor fuel retail and distribution business with its acquisition of 169 Fas Mart and Shore Stop sites in 2003. Arie Kotler, the founder, Chief Executive Officer and President of GPM and Chairman of the Board of Directors, Chief Executive Officer and President of our general partner, managed this initial acquisition and has also been responsible for GPM’s continued growth through the acquisitions detailed below. Since its formation in 2003, GPM has achieved significant growth through a series of 15 acquisitions of convenience stores and dealer sites that have been successfully integrated into GPM’s existing business. GPM’s significant distribution volumes, together with its industry relationships, led to its negotiation of a 10-year supply agreement with Valero Marketing and Supply (“Valero Marketing”) in 2012, which was amended and extended to March 31, 2026, for over two billion gallons of motor fuel, making GPM the third largest Valero distributor of motor fuels in the United States and the largest on the East Coast. Set forth below is a chart detailing recent acquisitions by GPM.

Acquisition	Date of Acquisition (1)	Number of Convenience Stores Acquired (2)	Gallons of Motor Fuel Sold at Acquisition (in millions)
Virginia Acquisition	August 1, 2013	5	4.5	(3)
Southeast Acquisition (5)	August 6, 2013	258	181.4	(3)
Carolinas Acquisition	February 3, 2015	8	8.0	(4)
Road Ranger Acquisition	March 20, 2015	42	72.8	(4)
Midwest Acquisition (6)	June 3, 2015	126	114.5	(4)
GasMart Acquisition	February 23, 2016	15	7.4	(3)
Fuel USA Acquisition	March 8, 2016	42	50.2	(4)
JiffiStop Acquisition	October 6, 2016	17	23.9	(4)
Admiral Acquisition (7)	November 15, 2016	137	130.0	(4)
Roadrunner Acquisition	April 4, 2017	92	100.0	(3)
Jiffy Stop Acquisition	July 18, 2017	7	8.5	(4)

(1)	Final closing date of the multi-stage acquisition.
(2)	Excludes dealer locations.
(3)	Represents gallons of motor fuel sold during the calendar year prior to the date of the acquisition.
(4)	Represents gallons of motor fuel sold during the twelve-month period ended: Carolinas (7/31/14); Road Ranger (10/25/14); Midwest (3/31/15); Fuel USA (11/30/15); JiffiStop (1/31/16) Admiral (12/31/16) and Jiffy Stop (6/30/16).
(5)	Excludes five convenience stores that do not sell motor fuel.
(6)	Excludes 35 convenience stores that do not sell motor fuel.
(7)	Excludes 33 tobacco stores.

We primarily engage in wholesale distribution of fuel to GPM. GPM operates its convenience store business and its consignment business and the substantial majority of its dealer business. GPM owns our general partner, which controls us, and, following this offering, will continue to own a significant economic interest in us through its direct and indirect ownership of (i)     % of our limited partner interests and (ii) all of our incentive distribution rights, which will entitle GPM to increasing percentages of the cash we distribute in excess of $         per unit per quarter.

Our Agreements with GPM

GPM Distribution Contracts

We have entered into multiple long-term, fee-based fuel distribution agreements with GPM, pursuant to which we distribute motor fuel to GPM-controlled convenience stores and dealer sites at cost, plus a fixed fee of 4.5 cents per gallon, for a period of 10 years from the date of the agreement. In connection with the closing of this offering, the GPM Distribution Contracts will be consolidated and amended and restated to be effective for a period of 10 years from the closing of this offering.

In connection with each of the above referenced acquisitions that GPM consummated subsequent to the Formation Date, we exercised our option to acquire the right to distribute fuel to the acquired sites and, where applicable, acquired the related existing fuel supply agreements. We paid a total of approximately $100.0 million in cash and equity consideration, including the issuance of approximately $16.9 million in Class AQ Units and approximately $72.5 million in Class B Preferred Units, to acquire these fuel distribution rights.

Omnibus Agreement

Effective as of the Formation Date, we entered into an omnibus agreement with GPM, pursuant to which, among other things we received (i) a 10-year right of first offer from the Formation Date to purchase the right to distribute fuel to GPM for newly acquired convenience stores at a negotiated rate; and (ii) a 10-year right from the Formation Date to participate in transactions with GPM to acquire any distribution contracts and to negotiate the fuel supply terms for distributing fuel to GPM for any convenience stores, independent or lessee dealers, or consignment locations included in a potential acquisition under consideration by GPM, to the extent we are able to reach an agreement on terms. In addition, our omnibus agreement provides that we are obligated to distribute any volumes for stores that GPM acquires in the future, either at a negotiated rate pursuant to our right of first offer to purchase fuel distribution rights or the alternate fuel sales rate, as described further in “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Formation Transactions—Omnibus Agreement.” In connection with the closing of this offering, the omnibus agreement will be amended and restated to be effective for a period of 10 years from the closing of this offering.

For more information on our agreements with GPM and its subsidiaries, please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Formation Transactions.” For a discussion of risks that could adversely affect our expected long-term contractual cash flow stability, please read “Risk Factors—Risks Inherent in Our Business.”

Our Strengths and Strategies

Competitive Strengths

We believe we have the following competitive strengths:

•	Stable cash flows from long-term fee based wholesale motor fuel distribution contracts. We generate substantially all of our revenue from earning a fixed 4.5 cents per gallon fee on the wholesale distribution of motor fuel to GPM pursuant to 10-year distribution contracts. We believe that our long-term contracts coupled with ongoing demand for motor fuel in the geographic areas in which we operate provide a stable source of cash flow.

•	Established history of acquiring sites and successfully integrating the associated operations. Our management has steadily grown GPM’s business by acquiring convenience store and wholesale motor fuel sites. Since GPM’s formation with its acquisition of 169 Fas Mart and Shore Stop sites in 2003, our senior management team has completed 15 acquisitions encompassing 965 retail and wholesale sites that sell motor fuel. Our strong industry relationships and proven ability to successfully complete complex acquisitions has enabled GPM to acquire assets on what it believes to be attractive terms. Furthermore, GPM has successfully integrated its acquisitions into its existing business by realizing economies of scale through increased purchasing power with refiners and other fuel suppliers. The convenience store industry is fragmented, which we believe presents acquisition opportunities for GPM and us. GPM continues to evaluate a number of acquisition opportunities.

•	Long-term relationships with major integrated oil companies and independent refiners. We have established long-term relationships and supply agreements with companies that are among the largest suppliers of branded motor fuel in North America. For the six months ended June 30, 2017 and the year ended December 31, 2016, approximately 94% and 93%, respectively, of our fuel purchases were branded. Currently, we believe that we are the third largest distributor of Valero-branded motor fuels in the U.S. and the largest on the East Coast. We also distribute BP, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell and Sunoco branded fuels. This diverse mix of major fuel suppliers helps to ensure sufficient fuel supply during market disruptions and to maintain competitive fuel costs.

•	Substantial industry experience. Our management team has extensive experience in the wholesale petroleum and convenience store industry. Chairman, Chief Executive Officer and President Arie Kotler founded GPM in 2003 and has approximately 14 years of industry experience. Chief Financial Officer Don Bassell has over 10 years of service with GPM and has over 30 years of industry experience. Chief Operating Officer Chris Giacobone has approximately 27 years of industry experience.

•	Geographically diverse operations. Since GPM’s formation with its acquisition of 169 Fas Mart and Shore Stop sites in Virginia, Maryland and Delaware, we have expanded into new geographic areas. Our wholesale motor fuels distribution now spans across 18 states: Connecticut, Delaware, Illinois, Indiana, Iowa, Kentucky, Maryland, Michigan, Missouri, Nebraska, New Jersey, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee and Virginia. Our diverse footprint allows us to maintain more stable fuel volumes and fuel margins, compared with more regionally concentrated competition, which may be more materially affected by supply constraints, such as pipeline interruptions, or adverse weather events, such as hurricanes or blizzards.

Business Strategies

Our primary business objectives are to make stable quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions by continuing to execute the following strategies:

•	Expand through GPM acquisitions. We anticipate growing our business by either purchasing the right to provide wholesale motor fuel to convenience stores that may be acquired by GPM or jointly consummating acquisitions with GPM, as well as by directly acquiring wholesale motor fuel businesses with existing dealer operations. Through GPM’s expansion, we plan to further develop our wholesale motor fuel distribution both within our existing area of operations and in new geographic areas. We believe GPM has considerable opportunity to serve as a consolidator in our industry. According to the Association for Convenience and Fuel Retailing (“NACS”), there were 123,807 convenience stores with retail fuel sales in the U.S. as of March 1, 2017. Over 70% of these sites were owned by entities with fewer than 50 total sites. As GPM continues to make acquisitions, we have the right, under the right of first offer contained in the omnibus agreement, to purchase distribution rights to any new locations GPM acquires in the future. If we are unable to come to terms regarding the purchase of those distribution rights, we will be obligated to distribute motor fuel to such sites at the alternate fuel sales rate.

•	Maintain strong relationships with major integrated oil companies and independent refiners. Our relationships with suppliers of branded motor fuels are crucial to the operation of our business. By leveraging our relationships with our suppliers, we have been able to negotiate supply agreements with what we believe to be competitive terms and intend to continue to maintain such relationships in the future.

•	Manage risk by outsourcing delivery of motor fuel, mitigating exposure to environmental liabilities and implementing systems and controls to manage operations. Motor transportation services are not part of our business, and we do not own or lease trucks for the delivery of motor fuel. Instead, we contract with third parties for the delivery of motor fuel. This strategy alleviates capital, labor and liability constraints associated with operating a transportation fleet.

•	Financial flexibility to pursue acquisitions and other expansion opportunities. Post-offering, we expect to have ample liquidity to pursue accretive acquisitions. After the application of the net proceeds we receive from this offering, we expect to have at least $ million available in cash and $ million of borrowing capacity available under our revolving credit facility for either acquisitions or working capital purposes. The credit agreement includes an accordion feature that allows the aggregate commitments under the revolving credit facility to be increased by an additional $110.0 million, subject to certain conditions. We believe that our strong balance sheet and ability to access the debt and equity capital markets will provide us with the financial flexibility to pursue accretive acquisition and expansion opportunities.

Our Business and Properties

We are a wholesale distributor of motor fuels and other petroleum products, and we own and lease real estate used primarily in the retail distribution of motor fuels. We do not currently operate or have any intention to operate any convenience stores that we own or may acquire in the future.

Wholesale Motor Fuel Distribution

We purchase motor fuel from major integrated oil companies and independent refiners and distribute it throughout 18 states in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States for sale to (i) GPM’s convenience stores, (ii) GPM’s independent and lessee dealers, (iii) GPM’s consignment locations and (iv) directly to sub-wholesalers and bulk purchasers. The following table highlights our total motor fuel gallons sold during each of the last five fiscal years and for the six months ended June 30, 2017, by principal customer group (gallons in thousands):

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
GPM-controlled convenience stores	374,056	597,094	500,546	380,854	284,997	220,771
GPM’s independent and lessee dealers	18,124	34,606	32,882	34,012	31,584	29,330
GPM’s consignment locations	14,401	29,117	28,166	27,652	26,220	26,788
Sub-wholesalers and bulk purchasers	3,001	6,268	6,504	6,990	8,317	7,789

Total	409,582	667,085	568,098	449,508	351,118	284,678

The following table highlights the number of locations to which we distribute as of the end of the year and as of June 30, 2017, by principal customer group:

	As of June 30, 2017	As of December 31,
		2016	2015	2014	2013	2012
GPM-controlled convenience stores	895	813	623	454	460	203
GPM’s independent and lessee dealers	77	75	61	63	70	52
GPM’s consignment locations	50	52	42	42	42	38
Sub-wholesalers and bulk purchasers	9	10	10	10	13	13

Total	1,031	950	736	569	585	306

Sales to GPM Convenience Stores

Pursuant to the GPM Distribution Contracts, we are the exclusive distributor of motor fuel purchased by GPM’s existing convenience stores for a fixed fee of 4.5 cents per gallon.

The following table provides a history of GPM’s convenience store acquisitions, conversions and closings for each of the last five years and during the six months ended June 30, 2017 for stores that sell motor fuel:

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Number of convenience stores at beginning of period	813	623	454	460	203	205
Acquired convenience stores	92	211	176	—	263	—
GPM-controlled convenience stores converted (to)/from consignment locations	—	—	—	(1)	(4)	—
GPM-controlled convenience stores converted (to)/from independent and lessee dealers	(1)	(13)	(3)	(1)	—	—
Closed, relocated or divested sites	(9)	(8)	(4)	(4)	(2)	(2)

Number of convenience stores at end of period	895	813	623	454	460	203

Sales to GPM’s Independent and Lessee Dealers

Pursuant to the GPM Distribution Contracts, we are the exclusive distributor of motor fuel to GPM for sale at its existing independent and lessee dealers for a fixed fee of 4.5 cents per gallon. As of June 30, 2017, GPM had contracts with 77 independent and lessee dealers. The following table provides a history of GPM’s independent and lessee dealer location openings, conversions, acquisitions and closings for each of the last five years and during the six months ended June 30, 2017:

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Number of independent and lessee dealer locations at beginning of period	75	61	63	70	52	57
New locations	1	11	—	—	25	1
Discontinued locations	(1)	(10)	(5)	(8)	(6)	(6)
Locations converted (to)/from GPM-controlled convenience stores	1	14	3	1	—	—
Locations converted (to)/from consignment locations	1	(1)	—	—	(1)	—

Number of independent and lessee dealer locations at end of period	77	75	61	63	70	52

Sales to GPM’s Consignment Locations

Pursuant to the GPM Distribution Contracts, we are the exclusive distributor of motor fuel to GPM for sale at its existing consignment locations for a fixed fee of 4.5 cents per gallon. As of June 30, 2017, GPM had consignment arrangements with independent operators at 50 locations. At these consignment locations, GPM provides and controls motor fuel inventory and price at the site and receives the actual retail selling price for each gallon sold, less a commission paid to the retail operator of the location. The following table provides a history of GPM’s consignment location openings, conversions, acquisitions and closings for each of the last five years and the six months ended June 30, 2017:

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Number of consignment locations at beginning of period	52	42	42	42	38	41
New locations	—	9	—	1	2	—
Discontinued locations	(1)	—	—	(2)	(3)	(3)
Locations converted (to)/from independent and lessee dealers	(1)	1	—	—	1	—
Locations converted (to)/from GPM-controlled convenience stores	—	—	—	1	4	—

Number of consignment locations at end of period	50	52	42	42	42	38

Sales to Sub-Wholesalers and Bulk Purchasers

As of June 30, 2017, we distributed fuel to nine sub-wholesalers and bulk purchasers. No single third-party dealer is material to our business. Our sales to sub-wholesalers and bulk purchasers are not included with our commercial agreements with GPM. For the six months ended June 30, 2017, the average margins on gallons sold to sub-wholesalers and bulk purchasers ranged from 0.36 to 0.77 cents per gallon and 2.0 to 3.0 cents per gallon, respectively.

The following table provides a history of our sales to sub-wholesalers and bulk purchasers for each of the last five years and for the six months ended June 30, 2017:

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Number of sub-wholesalers and bulk purchasers at beginning of period	10	10	10	13	13	9
New sub-wholesalers and bulk purchasers	—	—	—	—	—	4
Discontinued sub-wholesalers and bulk purchasers	(1)	—	—	(3)	—	—

Number of sub-wholesalers and bulk purchasers at end of period	9	10	10	10	13	13

Fuel Supplier Arrangements

We distribute branded motor fuel under the BP, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco and Valero brands. We purchase this branded motor fuel from major integrated oil companies and refiners under supply agreements. We also distribute unbranded motor fuel, which we purchase either on a rack basis based upon prices posted by the refiner at a fuel supply terminal, or on a contract basis with the price tied to one or more market indices.

For fiscal 2016, Valero Marketing supplied approximately 31%, Marathon Petroleum supplied approximately 24% and BP North America supplied approximately 19% of our gross purchases, respectively. We have been distributors for Valero Marketing since 2004 and our current contract with Valero Marketing expires in March 2026. We have been distributors for Marathon Petroleum since 2015 and our current contract with Marathon Petroleum expires in July 2018, prior to which we expect to negotiate an extension. We have been distributors for BP North America since 2007 and our current contract with BP North America expires in August 2026. We purchase the motor fuel at the supplier’s applicable price at the terminal, which typically changes daily. Our supply agreements with other suppliers generally have an initial term of three to five years. In addition, each supply agreement typically contains provisions relating to payment terms, use of the supplier’s brand names, credit card processing, compliance with supplier’s requirements, insurance coverage and compliance with legal and environmental requirements, among others. As is typical in the industry, our suppliers generally can terminate the supply contract if we do not comply with any material condition of the contract, including our failure to make payments when due, fraud, criminal misconduct, bankruptcy or insolvency. Generally, our supply agreements have provisions that obligate the supplier to sell up to an agreed upon number of gallons, subject to certain limitations. Any amount in excess of that agreed upon amount is subject to availability. Due to the large volumes of motor fuel we purchase, we may receive volume rebates or incentive payments to drive volumes and provide an incentive for branding new locations. Certain suppliers require that all or a portion of any such branding incentive payments from certain integrated oil companies and refiners be repaid to the supplier in the event that the sites are closed or rebranded within a stated number of years.

We have historically received early payment and volume-related discounts from our suppliers, although there is no guarantee that we will continue to receive these discounts in the future. Please read “Risk Factors—Risks Inherent in Our Business—We currently depend on three principal suppliers for the majority of our gross purchases. A failure by a principal supplier to renew our supply agreement, a disruption in supply or an unexpected change in our supplier relationships could have a material adverse effect on our business.”

Transportation Logistics

All of the motor fuel we distribute is transported from terminals to gas stations by third-party carriers pursuant to contractual agreements we entered into with respect to GPM-controlled convenience stores or consignment sites. GPM contracts for fuel delivered to sites operated by independent dealers and lessee dealers. Sub-wholesalers and bulk purchasers arrange for their own transportation. Under these arrangements and pursuant to our contracts with third-party customers and GPM, we pass through all transportation costs and consequently do not incur any profit or loss relating to transportation.

Technology

We utilize an integrated software system that allows our wholesale customers, including GPM, to access their accounts to obtain prices, place orders and review invoices, credit card transactions and electronic funds transfer notifications. Substantially all of our dealer payments are processed by electronic funds transfer. This nationally recognized software also assists with fuel inventory management and procurement and an integrated wholesale motor fuel system for financial accounting, procurement, billing and inventory management.

Real Estate and Lease Arrangements

We own six retail fuel locations that we lease to third parties. We collect rent from the lessees pursuant to lease agreements with them. Our leases typically have a term of 10 years and as of June 30, 2017, the average remaining lease term for our current lease agreements was approximately three years.

Competition

We compete primarily with other independent motor fuel distributors. The market for distribution of wholesale motor fuel is highly competitive and fragmented, which results in narrow margins. We have numerous competitors, some of which may have significantly greater resources and name recognition than we do. We rely on our ability to provide value-added and reliable service and to control our operating costs in order to maintain our competitive position.

Seasonality

Our business exhibits some seasonality due to our customers’ increased demand for motor fuel during the late spring and summer months as compared to the fall and winter months. Travel, recreation and construction activities typically increase in these months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically somewhat higher in the second and third quarters of our fiscal year. As a result, our results from operations may vary from period to period.

Insurance

Our operations and assets are insured under an insurance program administered by GPM. GPM uses a combination of self-insurance and third-party insurance with predetermined deductibles that cover certain insurable risks. GPM’s liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet dates. The estimated undiscounted liability is established based upon analysis of historical data and includes judgments and actuarial assumptions regarding economic conditions, the frequency and severity of claims, claim development patterns and claim management and settlement practices. Although we have not experienced significant changes in actual expenditures compared to actuarial assumptions as a result of increased costs or incidence rates, such changes could occur in the future and could significantly impact our results of operations and financial position. We reimburse GPM under the omnibus agreement for insurance costs.

Management believes that the amount of coverage provided is reasonable and appropriate. We have obtained directors’ and officers’ liability insurance for the directors and officers of our general partner.

Environmental and Occupational Safety and Health Matters

Compliance with Environmental Laws and Regulations

We and GPM are subject to various federal, state and local environmental laws and regulations, including those relating to ownership and operation of underground storage tanks; the release or discharge of regulated materials into the air, water and soil; the generation, storage, handling, use, transportation and disposal of regulated materials, including wastes; the exposure of persons to hazardous materials; remediation of contaminated soil and groundwater; and the health and safety of employees dedicated to such transportation and storage activities.

Environmental laws and regulations can restrict or impact our business activities in many ways, such as:

•	requiring the acquisition of certifications, registrations, permits or other authorizations or the provision of financial assurances in connection with the transportation, storage and sale of motor fuel and other regulated activities;

•	requiring remedial action to mitigate releases of petroleum hydrocarbons, hazardous substances or wastes caused by our operations or attributable to former operators;

•	requiring capital expenditures to comply with environmental pollution control, cathodic protection or release detection requirements;

•	enjoining the operations of facilities deemed to be in noncompliance with environmental laws and regulations; and

•	imposing substantial liabilities for pollution resulting from our operations.

Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of investigatory, remedial or corrective action requirements and the issuance of orders enjoining or otherwise curtailing future operations in a particular area. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hydrocarbons, hazardous substances or wastes have been released or disposed of into the environment. Moreover, neighboring landowners and other third parties may file claims for personal injury and property or natural resource damage allegedly caused by the release of petroleum hydrocarbons, hazardous substances or wastes into the environment. As the owner of six convenience stores leased by third parties, we are subject to potential costs and other liabilities of clean-up of contamination and restoration of the land surface, including as a result of any historical impacts to the environment by third party lessees pre-dating our or GPM’s leasing of those sites by third party lessees, as well as possible third-party claims at those locations, which costs and liabilities could be significant.

The trend in environmental regulation is to place more restrictions and limitations on activities that may adversely affect the environment, and thus any changes in environmental laws and regulations that impose more stringent and costly petroleum hydrocarbons, hazardous substances or waste handling, storage, transport, disposal or remediation requirements on us, GPM or our other customers could have a material adverse effect on our financial position and results of operations. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and minimize the costs of such compliance, but there is no assurance that our expectations will be realized.

Historically, our environmental compliance costs have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not be material in the future or that such future compliance will not have a material adverse effect on our business, financial position, operating results or cash available for distribution to our unitholders.

Wastes, Hazardous Substances and Releases

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, (“CERCLA”) and analogous state laws impose strict, joint and several liability, without regard to fault, on the owner and operator as well as former owners and operators of properties where a hazardous substance has been released into the environment, including liabilities for the costs of investigation, removal or remediation of contamination and any related damages to natural resources. In addition, under CERCLA and similar state laws, as persons who arrange for the transportation, treatment or disposal of hazardous substances, we also may be subject to similar liability at sites where such hazardous substances may be released. We may also be subject to third-party claims alleging property damage and/or personal injury in connection with releases of or exposure to hazardous substances at, from or in the vicinity of our current properties or at off-site locations where such hazardous substances have been taken for treatment or disposal. We generate materials in the course of our operations that may be regulated as hazardous substances.

In the course of our operations, we may also generate some amounts of ordinary industrial wastes that may be regulated as hazardous wastes under the federal Resource Conservation and Recovery Act, as amended (“RCRA”). The RCRA and comparable state statutes regulate the generation, transportation, treatment, storage and disposal of solid wastes, which includes hazardous and certain non-hazardous wastes. Pursuant to rules issued by the U.S. Environmental Protection Agency (“EPA”), the individual states often administer some or all of the provisions of the RCRA, sometimes in conjunction with their own, more stringent requirements. Pursuant to the requirements of the RCRA or state laws, GPM is required to comply with certain financial responsibility requirements to demonstrate that GPM has the ability to pay for remediation or to compensate third parties for damages incurred as a result of a release of regulated materials such as motor fuels from its underground storage tank systems. GPM meets these requirements by maintaining insurance which it purchases from private insurers and in certain circumstances, relying on applicable state trust funds, which are funded by underground storage tank registration fees and taxes on wholesale purchase of motor fuels.

Water Discharges

The Federal Water Pollution Control Act, as amended (the “Clean Water Act”), and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and other releases of petroleum hydrocarbons, hazardous substances and wastes, into state waters and waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure plan requirements imposed under the Clean Water Act require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

Air Emissions

The federal Clean Air Act, as amended, (“CAA”) and similar state laws impose requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards (“NAAQS”). These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. Under the CAA and comparable state and local laws, permits are typically required to emit regulated air pollutants into the atmosphere. While we expect to obtain necessary approvals for our operations, as with all governmental permitting processes, there is a degree of uncertainty as to whether a particular permit will be granted, the time it will take for such permit to be issued, and the conditions that may be imposed in connection with the granting of such permit. We are unaware of pending changes to air quality laws and regulations that will have a material adverse effect on our financial condition, results of operations or cash available for distribution to our unitholders; nonetheless, there exists the possibility that new laws or regulations may be imposed in the future that could result in more stringent and costly compliance requirements. For example, in October 2015, the EPA issued a final rule under the CAA, lowering the NAAQS for ground-level ozone from the current standard of 75 parts per billion for the current 8-hour primary and secondary ozone standards to 70 parts per billion for both standards. States are expected to implement more stringent requirements as a result of this rulemaking, which could apply to our operations by increasing the costs of compliance that could adversely impact both supply and demand for our product. Although the ozone NAAQS may be revised or revoked following EPA review in accordance with the new Administration’s Regulatory Reform Executive Order, the CAA requires EPA to periodically review many of its standards, including the NAAQS, and future reviews may lead EPA to maintain the 70 parts per billion standard or impose a more stringent one.

Climate Change

Climate change continues to attract considerable public and scientific attention and, as a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of greenhouse gases (“GHGs”). These efforts have included consideration of cap-and-trade programs, carbon taxes and GHG reporting and tracing programs, and regulations that directly limit GHG emissions from certain sources. While the U.S. Congress has, from time to time, considered legislation to reduce emissions of GHGs, no such legislation has been adopted. However, the EPA has determined that GHG emissions present a danger to public health and the environment and has adopted regulations that, among other things, establish new emissions standards for motor vehicles to reduce GHG emissions. Internationally, in December 2015, the United States joined other countries participating in the United Nations in preparing an agreement, referred to as the “Paris Agreement,” requiring participating countries to reduce their respective GHG emissions by certain timeframes. While this Paris Agreement was signed by the United States in April 2016 and entered into force in November 2016, the agreement does not create any binding obligations for nations to limit their GHG emissions and, with the change in presidential administrations, the United States’ continued participation in the Paris Agreement is uncertain. New international, federal, or state restrictions on GHG emissions that may be imposed in areas of the United States in which we conduct business and that apply to our operations could adversely affect the demand for our refined petroleum products.

Motor Fuel Specifications

Various federal, state and local agencies have the authority to prescribe product quality specifications for the motor fuels that we sell, largely in an effort to reduce air pollution. Changes in product quality specifications for motor fuels or more stringent requirements for such fuels could reduce our ability to procure product, require us to incur additional handling costs and require the expenditure of capital. Failure to provide motor fuel satisfying product quality specifications or otherwise to comply with these regulations could result in substantial penalties.

Occupational Safety and Health

We are subject to the requirements of the Occupational Safety and Health Act and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the Occupational Safety and Health Administration’s hazard communication standards require that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

Other Government Regulation

The Petroleum Marketing Practices Act (“PMPA”) is a federal law that governs the relationship between a refiner and a distributor, as well as between a distributor and branded dealer, pursuant to which the refiner or distributor permits a distributor or dealer to use a trademark in connection with the sale or distribution of motor fuel. Under the PMPA, we may not terminate or fail to renew a branded distributor contract unless certain enumerated preconditions or grounds for termination or nonrenewal are met and we also comply with the prescribed notice requirements.

Title to Properties, Permits and Licenses

We believe we have all of the assets needed, including leases, permits and licenses, to operate our business in all material respects. With respect to any consents, permits or authorizations that have not been obtained, we believe that the failure to obtain these consents, permits or authorizations will not have a material adverse effect on our financial position, results of operations or cash available for distribution to our unitholders.

We believe we have satisfactory title to all of our assets. Title to property may be subject to encumbrances, including repurchase rights and use, operating and environmental covenants and restrictions, including restrictions on branded motor fuels that may be sold at such sites. We believe that none of these encumbrances will detract materially from the value of our sites or from our interest in these sites, nor will they interfere materially with the use of these sites in the operation of our business. These encumbrances may, however, impact our ability to sell the site to an entity seeking to use the land for alternative purposes.

Our Employees

We are managed and operated by the board of directors and executive officers of our general partner. Neither we nor our subsidiary have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by GPM and its affiliates. Following the completion of this offering, we expect that our general partner and its affiliates will have approximately 20 employees performing services for our operations, and appropriate costs will be allocated to us. We believe that our general partner and its affiliates have a satisfactory relationship with those employees. None of these employees are subject to collective bargaining agreements.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations. Similarly, we do not believe that any legal proceedings involving GPM will have a material impact on our financial condition or results of operations. Our general partner is not involved in any legal proceedings.

MANAGEMENT

Management of GPM Petroleum LP

Our general partner manages our operations and activities on our behalf through its directors and officers, the latter of whom also provide services to GPM. References to “our officers” and “our directors” refer to the officers and directors of our general partner. Our general partner is not elected by our unitholders and will not be subject to re-election in the future. The directors of our general partner oversee our operations. Unitholders will not be entitled to elect the directors of our general partner, all of whom will be appointed by GPM, or directly or indirectly participate in our management or operations. Our general partner will, however, be accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement, which contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. Please read “Conflicts of Interest and Fiduciary Duties” for more information.

Upon completion of this offering, our general partner will have at least five directors, at least two of whom will be independent as defined under the independence standards established by the NYSE and the Exchange Act. Within one year of the completion of this offering, our general partner expects to have at least six directors, at least three of whom will be independent as defined under the independence standards established by the NYSE and the Exchange Act. The NYSE does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following completion of this offering.

Certain of the executive officers of our general partner also serve as executive officers of GPM. Our executive officers listed below will allocate their time between managing our business and the business of GPM. Our executive officers intend, however, to devote as much time as is necessary for the proper conduct of our business.

Following the completion of this offering, pursuant to our omnibus agreement, we will not be obligated to reimburse GPM for certain general and administrative expenses it would otherwise allocate to us until we generate an aggregate gross profit of at least $55 million for the prior four quarters. Thereafter, we will be obligated to reimburse GPM for general and administrative expenses through a set fee in an amount equal to 2% of our annual gross profit. The cap contained in the omnibus agreement does not apply to incremental general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership. Neither our partnership agreement nor the omnibus agreement will otherwise limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Formation Transactions” and “The Partnership Agreement—Reimbursement of Expenses.”

In evaluating director candidates, GPM will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Executive Officers and Directors of our General Partner

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors are appointed to hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board.

Name	Age	Position With Our General Partner
Arie Kotler	43	Chairman, Chief Executive Officer and President
Eyal Nuchamovitz	43	Executive Vice President and Director
Don Bassell	58	Chief Financial Officer
Chris Giacobone	45	Chief Operating Officer
Maury Bricks	42	General Counsel and Secretary
Bradley E. Scher	56	Director
Paul P. Huffard	54	Director Nominee
Carl M. Stanton	49	Director Nominee

Arie Kotler—Chairman, Chief Executive Officer and President. Mr. Kotler was appointed Chairman, Chief Executive Officer and President of our general partner in April 2015. Mr. Kotler has served as GPM’s Chief Executive Officer since September 2011 and President since April 2015. Since November 2005, Mr. Kotler has served as Chairman and Chief Executive Officer of ARKO, a publicly traded company on the Tel Aviv Stock Exchange and our controlling owner. After forming GPM, and initiating and managing the acquisition of Fas Mart and Shore Stop in 2003, Mr. Kotler served as the Chairman of GPM through November 2005. From 2011 to 2014, he served as a director and, from 2012 to 2014, he served as Chairman, of Malrag 2011 Engineering and Construction Ltd., a publicly traded company on the Tel Aviv Stock Exchange. Since 2011, Mr. Kotler has served as Chairman of Ligad Investments & Building Ltd., a corporation which was publicly traded on the Tel Aviv Stock Exchange until it was taken private in January 2013. Mr. Kotler has over 10 years of experience with public companies and has been involved in various real estate transactions in different phases of development totaling over $1 billion. We believe that Mr. Kotler’s in-depth knowledge of our business along with his industry and public company experience will greatly help the board of directors of our general partner in setting strategic direction and developing and executing financial and operating strategies.

Eyal Nuchamovitz—Executive Vice President and Director. Mr. Nuchamovitz was appointed Executive Vice President and director of our general partner in April 2015. Mr. Nuchamovitz has served as an Executive Vice President of GPM since January 2012 and as a director of GPM since July 2012. Prior to joining GPM, Mr. Nuchamovitz served as Chief Executive Officer of Arkos USA LLC, an affiliate of ARKO, from May 2010 to August 2014, and as the Executive Vice President and Chief Financial Officer of Tarragon Corporation from November 2008 until April 2010. Mr. Nuchamovitz has a Bachelor of Arts in Accounting and Economics and has a Masters in Legal Studies for Graduates in Economics and Accounting. Mr. Nuchamovitz’s financial background and experience in M&A, restructuring and growing enterprise value provide important expertise to the board of our general partner in strategic planning, financial and accounting oversight.

Don Bassell—Chief Financial Officer. Mr. Bassell was appointed Chief Financial Officer of our general partner in April 2015. Mr. Bassell has served as GPM’s Chief Financial Officer since April 2014 and previously served as GPM’s Chief Financial Officer from January 2004 through December 2010. From December 2010 to February 2014, Mr. Bassell served as Chief Financial Officer of Mid-

Atlantic Convenience Stores, LLC. Before joining GPM in January 2004, Mr. Bassell served in a wide variety of financial, treasury and MIS roles with major oil companies, other distributors and service providers. Mr. Bassell has over 30 years of experience in petroleum, convenience store, refining and retail fuel distribution businesses. He graduated with a Bachelor of Arts in Accounting from Duke University, magna cum laude, and is a licensed Certified Public Accountant.

Chris Giacobone—Chief Operating Officer. Mr. Giacobone was appointed Chief Operating Officer of our general partner in April 2015. Mr. Giacobone joined GPM in connection with the acquisition of sites from DB Marts in November 2004. He has served as GPM’s Chief Operating Officer since April 2012, overseeing operations, marketing, fuel pricing, supply, transportation, market development, facilities, environmental operations and real estate, and served as GPM’s Senior Vice President Market Development, Fuels and Facilities since 2005. Prior to joining GPM, Mr. Giacobone served as DB Marketing Company’s Vice President of Operations from 1999 to 2005, and Director of Retail Operations from 1997 to 1999. Mr. Giacobone served on the Board of Directors for the New England Convenience Store Association from 2002 to 2005.

Maury Bricks—General Counsel and Secretary. Mr. Bricks was appointed General Counsel and Secretary of our general partner in April 2015. Mr. Bricks has served as GPM’s General Counsel since January 2013, where he oversees all legal matters including mergers and acquisitions, financing, contracting and litigation management. Prior to joining GPM in 2013, Mr. Bricks was an attorney with Greenberg Traurig, LLP, an international law firm. Before joining Greenberg Traurig, LLP in May 2005, Mr. Bricks worked in finance for the pipeline and retail natural gas divisions of Shell Oil Company. Mr. Bricks graduated from the University of Texas with both a Bachelor of Business Administration in Finance and a Bachelors of Arts in the Plan II Honors Program. Mr. Bricks also earned a Juris Doctorate, magna cum laude, from the University of Michigan and a Masters in Accounting and Finance, with distinction, from the London School of Economics and Political Science. Mr. Bricks also holds the Chartered Financial Analyst® designation.

Bradley E. Scher—Director. Mr. Scher was appointed to our general partner’s board of directors in January 2016. Mr. Scher has served as the Managing Member of Ocean Ridge Capital Advisors, LLC, a privately held consulting firm formed in February 2002 to provide financial and operating consultative services. From September 1996 to February 2002, Mr. Scher was a Managing Director for PPM America, Inc., managing in excess of $1 billion of investments for a special situations fund. From January 1990 to September 1996, he was a Director with TIAA-CREF in the special loans unit of its investing arm. Mr. Scher was an Investment Manager in the Private Placements division of The Travelers from July 1987 to December 1989 and was a middle market lending officer with Chemical Bank from July 1982 to June 1987, where he graduated from the bank’s credit training program. Mr. Scher has served as a director of GPM since August 2014, served as a director of SeaCo Ltd. from February 2009 to December 2011 and has served as a member of the boards of directors of various private companies during the last five years. He earned a Bachelor of Arts degree in Economics and Finance from Yeshiva University and a Masters in Business Administration from Fordham University’s Gabelli School of Business. Mr. Scher’s financial and consulting experience as well as his service on GPM’s board and other boards of directors is valuable to the board of directors of our general partner in setting strategic direction, and developing and executing growth and compensation strategies.

Paul P. Huffard—Director Nominee. Mr. Huffard is expected to join our general partner’s board of directors in connection with this offering. Since July 2014, Mr. Huffard has served as Chairman of the board of directors of Vubiq Networks, Inc., a private technology start-up company. Mr. Huffard has also served as a Senior Advisor to SVP Global since July 2015. From 1995 to July 2014, Mr. Huffard was employed at The Blackstone Group, most recently as a Senior Managing

Director after being promoted in January 2001, in the Restructuring and Reorganization Group, where he focused on business plan development, capital structure analysis and structuring, capital raising, mergers and acquisitions, valuation, negotiation and expert witness testimony. Prior to The Blackstone Group, he worked as an investment banker for Smith, Barney, Harris, Upham & Co. and Hellmold Associates. Mr. Huffard was previously a director of CORE Entertainment Inc. from April 2015 to October 2016 and Halcon Resources Corporation from March 2016 to September 2016. Mr. Huffard graduated with a Bachelor of Arts in Economics from Harvard University and a Masters in Business Administration from the Kellogg School of Management at Northwestern University. We believe that Mr. Huffard’s executive management leadership will greatly help the board of directors of our general partner in planning and governance.

Carl M. Stanton—Director Nominee. Mr. Stanton is expected to join our general partner’s board of directors in connection with this offering. Mr. Stanton has been a private equity investor for over 20 years. In 1998, he joined Wellspring Capital Management LLC, a New York private equity firm focused on the middle market, where he became a partner in December 2001 and has served as a managing partner since December 2007. Prior to Wellspring, Mr. Stanton was an investor at Dimeling, Schreiber & Park, a Philadelphia investment partnership focused on distressed investments. Mr. Stanton was previously an investment banker with Peter J. Solomon Co. and a staff auditor with Ernst & Young LLP. Mr. Stanton’s experience with retail investing includes serving as Chairman and lead investor in Checkers Drive-In Restaurants, a 900-store QSR chain. He also served on the boards of Stripes Holdings, which owned a chain of over 500 convenience stores, and Dave & Buster’s, a 70 unit restaurant and entertainment company based in Dallas, Texas. Mr. Stanton graduated with a Bachelor of Science from the University of Alabama and a Masters in Business Administration from the Harvard Business School. We believe that board of directors of our general partner will benefit greatly from Mr. Stanton’s extensive background in investing, as well as his industry specific knowledge.

Director Independence

In accordance with the rules of the NYSE, GPM must appoint at least one independent director prior to the listing of our common units on the NYSE, one additional member within ninety days of that listing, and a third independent member within one year of that listing. GPM expects to have appointed two of its three independent directors to the board of directors of our general partner by the date our common units first trade on the applicable stock exchange.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that our general partner’s board of directors will approve equity grants to directors and employees. We also do not expect to have a nominating and corporate governance committee.

Audit Committee

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. The audit committee of the board of directors of our general partner will serve as our audit committee and will assist the board in its oversight of the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm,

(2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary.

Conflicts Committee

We expect that at least two independent members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest (including certain transactions with affiliates of GPM), but our partnership agreement only requires the conflicts committee to have one member. The conflicts committee will determine if the resolution of the conflict of interest is adverse to the interest of the partnership. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, including GPM, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be approved by us and all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Because our partnership agreement only requires that the conflicts committee have at least one member, during any time that the committee only has one member, that single member of the conflicts committee will be able to approve resolutions of conflicts of interest. It is possible that a single-member committee may not function as effectively as a multiple-member committee and, if we pursue a transaction with an affiliate while the conflicts committee has only one member, our limited partners will be deemed to have approved that transaction through the approval of that single-member committee, in the same manner as would have occurred had the committee consisted of more directors.

EXECUTIVE COMPENSATION

Compensation of Our Executive Officers

We are currently considered an emerging growth company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules and to the extent we have paid compensation to our named executive officers for their services to us during fiscal year 2016, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures. Our reporting obligations extend only to the individuals serving as our chief executive officer, and our two other most highly compensated executive officers. For fiscal year 2016, our only named executive officer was Arie Kotler, Chairman, Chief Executive Officer and President.

The officers of our general partner (referred to herein as our officers) manage the day-to-day affairs of our business. All of our officers are also executive officers of GPM, have responsibilities to both us and GPM, and devote part of their business time to our business and part of their business time to GPM’s business. As described in greater detail above, we have executive officers in addition to our Chief Executive Officer; however, in fiscal year, 2016, none of our executive officers (including our Chief Executive Officer) received any additional compensation in consideration of managing the day-to-day affairs of our business. Consequently, no compensation is reportable with respect to our Chief Executive Officer and no disclosure is required with respect to any of our other executive officers.

All compensation paid to our executive officers was determined and paid by GPM. Upon our formation in March 2015, the compensation payable to the executive officers of our general partner was not increased nor has the compensation of our executive officers increased as a result of the services they have provided to us since the Formation Date. Further, none of the compensation payable to our executive officers by GPM is reimbursed by us based on the amount of time spent by such officers in managing our business and operations. While certain fixed amounts are paid by us pursuant to the terms of the omnibus agreement for certain general and administrative services provided by GPM to us (specifically, the administrative fee payable pursuant to the omnibus agreement for executive management services), those amounts are intended to reimburse GPM for the totality of employment related services provided to us by its employees and no portion of that amount is allocated to any individual executive officer or our executive officers as a group.

GPM has the ultimate decision-making authority with respect to the total compensation of our executive officers, with the exception of the equity awards described below. Any such compensation decisions will not be subject to any approvals by the board of directors of our general partner or any committees thereof.

Long-Term Incentive Plan

Our general partner intends to adopt the LTIP prior to the completion of this offering. The LTIP will be for the benefit of employees, consultants, and directors of our general partner and its affiliates, who perform services for us or for our benefit. Any awards that are made under our long-term incentive plan to our executive officers will be approved by the board of directors of our general partner or a committee thereof that may be established for such purpose. We will be responsible for the cost of awards granted under the LTIP.

The description of the LTIP set forth below is a summary of the material features of the plan our general partner intends to adopt. This summary, however, does not purport to be a complete description of all the provisions of the LTIP. This summary is qualified in its entirety by reference to the LTIP, which is filed as an exhibit to this registration statement. The purpose of the LTIP is to provide a means to attract and retain individuals who are essential to our growth and profitability and to encourage them to devote their best efforts to advancing our business primarily by affording such individuals a means to acquire and maintain ownership of awards, the value of which may be tied to the performance of our common units or other performance metrics. The LTIP provides for grants of (1) restricted units, (2) unit appreciation rights, referred to as UARs, (3) unit options, referred to as Options, (4) phantom units, (5) unit awards, (6) substitute awards, (7) other unit-based awards, (8) cash awards, (9) performance awards and (10) distribution equivalent rights, referred to as DERs, collectively referred to as Awards. Any individual that receives an Award under the LTIP is referred to as a “participant” below.

Administration

The LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the “committee” for purposes of this summary. The committee will administer the LTIP pursuant to its terms and all applicable state, federal, or other rules or laws. The committee will have the power to determine to whom and when Awards will be granted, determine the amount of Awards (measured in cash or in shares of our common units), proscribe and interpret the terms and provisions of each Award agreement (the terms of which may vary), accelerate the vesting provisions associated with an Award, delegate duties under the LTIP and execute all other responsibilities permitted or required under the LTIP. In the event that the committee is not comprised of “nonemployee directors” within the meaning of Rule 16b-3 under the Exchange Act, the full Board or a subcommittee of two or more nonemployee directors will administer all Awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of common units that may be issued pursuant to any and all Awards under the LTIP shall not exceed              common units, subject to adjustment due to recapitalization or reorganization or related to forfeitures or the expiration of Awards, as provided under the LTIP.

If a common unit subject to any Award is not issued or transferred, or ceases to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an Award or because an Award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units, or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer, or exercise pursuant to Awards under the LTIP, to the extent allowable by law. Common units to be delivered pursuant to awards under our LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us, or any combination of the foregoing.

Awards

Restricted Units. A restricted unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the committee. The committee shall provide, in the restricted unit agreement, whether the restricted unit will be forfeited upon certain terminations of employment. If determined by the committee, a common unit distributed in connection with a unit split or unit dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted unit with respect to which such common unit or other property has been distributed. Absent such a restriction on distribution rights in the Award agreement, such distributions shall be paid to the holder of the restricted unit at the same time distributions are paid by the Partnership to its unitholders.

Options. Option Awards are options to acquire common units at a specified price. The exercise price of each option granted under the LTIP will be stated in the option agreement and may vary; provided, however, that, the exercise price for an option must not be less than 100% of the fair market value per common unit as of the date of grant of the option unless that option is intended to otherwise comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, or the Code. Options may be exercised in the manner and at such times as the committee determines for each option, unless that option is determined to be subject to Section 409A of the Code, where the option will be subject to any necessary timing restrictions imposed by the Code or federal regulations. The committee will determine the methods and form of payment for the exercise price of an option and the methods and forms in which common units will be delivered to a participant.

UARs. A UAR is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the exercise price of the UAR. The committee will be able to make grants of UARs and will determine the time or times at which a UAR may be exercised in whole or in part. The exercise price of each UAR granted under the LTIP will be stated in the UAR agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the UAR unless that UAR Award is intended to otherwise comply with the requirements of Section 409A of the Code.

Phantom Units. Phantom units are rights to receive common units, cash or a combination of both at the end of a specified period. The committee may subject phantom units to restrictions (which may include a risk of forfeiture) to be specified in the phantom unit agreement that may lapse at such times determined by the committee. Phantom units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the phantom unit, or any combination thereof determined by the committee. Except as otherwise provided by the committee in the Phantom Unit agreement or otherwise, Phantom Units subject to forfeiture restrictions may be forfeited upon termination of a participant’s employment prior to the end of the specified period.

Unit Awards. The committee will be authorized to grant common units that are not subject to restrictions. The committee may grant Unit Awards to any eligible person in such amounts as the committee, in its sole discretion, may select.

Substitute Awards. The LTIP will permit the grant of Awards in substitution for similar awards held by individuals who become employees, consultants or directors as a result of a merger, consolidation, or acquisition by or involving us, an affiliate of another entity, or the assets of another entity. Such substitute Awards that are options or UARs may have exercise prices less than 100% of the fair market value per common unit on the date of the substitution if such substitution complies with Section 409A of the Code and its regulations and other applicable laws and exchange rules.

Unit-Based Awards. The LTIP will permit the grant of other unit-based awards, which are Awards that may be based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, the Unit-Based Award may be paid in common units, cash or a combination thereof, as provided in the Award agreement.

Cash Awards. The LTIP will permit the grant of Awards denominated in and settled in cash. There will not be any limitation on the number of awards that may be granted and paid in cash under the LTIP. Cash Awards may be based, in whole or in part, on the value or performance of a common unit.

Performance Awards. The committee may condition the right to exercise or receive an Award under the LTIP, or may increase or decrease the amount payable with respect to an Award, based on the attainment of one or more performance conditions deemed appropriate by the committee.

DERs. The committee will be able to grant DERs in tandem with Awards under the LTIP (other than an award of Restricted Units or Unit Awards), or DERs may be granted alone. DERs entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the DER is outstanding. Payment of a DER issued in connection with another Award may be subject to the same vesting terms as the Award to which it relates or different vesting terms, in the discretion of the committee.

Miscellaneous

Tax Withholding. At our discretion, and subject to conditions that the committee may impose, a participant’s minimum statutory tax withholding with respect to an Award may be satisfied by (i) withholding from any payment related to an Award, (ii) withholding previously held common units, (iii) withholding of common units issuable pursuant to the Award based on the fair market value of the common units or (iv) any other means approved by the committee and permitted pursuant to the terms of our LTIP and any applicable Award agreement.

Anti-Dilution Adjustments. If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”) if adjustments to Awards with respect to such event were discretionary, the committee will equitably adjust the number and type of units covered by each outstanding Award and the terms and conditions of such Award to equitably reflect the restructuring event, and the committee will adjust the number and type of units with respect to which future Awards may be granted. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to Awards were discretionary, the committee shall have complete discretion to adjust Awards in the manner it deems appropriate. In the event the committee makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, in the case of (i) a subdivision or consolidation of the common units (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification, or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange, or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the LTIP, as appropriate, with respect to the maximum number of units available under the LTIP, the number of units that may be acquired with respect to an Award, and, if applicable, the exercise price of an Award, in order to prevent dilution or enlargement of Awards as a result of such events.

Change of Control. Upon a “change of control” (as defined in the LTIP), the committee may, in its discretion, (i) remove any forfeiture restrictions applicable to an Award, (ii) accelerate the time of exercisability or vesting of an Award, (iii) require Awards to be surrendered in exchange for a cash payment, (iv) cancel unvested Awards without payment or (v) make adjustments to Awards as the committee deems appropriate to reflect the change of control.

Termination of Employment or Service. As a general matter, the consequences of the termination of a grantee’s employment, consulting arrangement, or membership on the board of directors will be determined by the committee in the terms of the relevant Award agreement.

Clawback. The LTIP is subject to any written clawback policies that our general partner may adopt with the approval of its board of directors. Any such policy may subject an Award and amounts paid or realized with respect to Awards under the plan to reduction, cancelation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including but not limited to, an accounting restatement due to material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy adopted to conform to the Dodd-Frank Act and rules promulgated thereunder by the Securities and Exchange Commission and that our general partner determines should apply to the LTIP.

Grants under the 2017 Long-Term Incentive Plan

In connection with the closing of this offering, we expect that the board of directors of our general partner will approve grants under our LTIP of phantom units (i) equal in value to approximately $         million, in the aggregate, to our general partner’s officers ($         million of which will be granted to our general partner’s executive officers) and (ii) equal in value to approximately $         to our directors who are not employees or officers of our general partner.

The phantom units granted to officers of our general partner and its affiliates will vest as follows: 25% will vest upon the closing of this offering and the remaining 75% will vest at the rate of 25% on each of the second, third and fourth anniversaries of the Formation Date. Phantom units will not contain rights to receive distributions made with respect to our common units or distribution equivalent rights. Phantom units will be settled by the issuance of a common unit for each vested phantom unit on the earlier of (i) the officer’s termination of employment (to the extent the phantom units are vested) or (ii) January 12, 2020. These initial awards are intended to compensate our executive officers for the services they have been providing since the Formation Date.

We anticipate that all of the Phantom Units described above will be granted immediately following the filing of the registration statement on Form S-8 relating to the common units to be issued under the LTIP; provided, however, that the grant of Phantom Units to Mr. Kotler will be subject to the approval of ARKO, to the extent applicable. Further, each Phantom Unit will be subject to the terms and conditions of the LTIP and applicable award agreement. These awards are being granted in order to better align the interests of certain key service providers with the interests of our unitholders and to serve as a retention tool. Awards that we intend to grant to non-employee directors in connection with the closing of this offering are described below under the section entitled “Compensation of our Directors.”

Compensation of Our Directors

We have not accrued or paid any compensation to our directors in such capacity as of and for the year ended December 31, 2016 or any other period.

The officers or employees of our general partner who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner will receive compensation as “non-employee directors” as set by our general partner’s board of directors.

Following the closing of this offering, we expect that each non-employee director will receive a compensation package that will consist of an annual retainer of $50,000 and an annual grant of phantom units, settled in our common units at vesting and vesting on the one year anniversary of grant, equal in value to approximately $50,000 at the time of grant. Phantom units to non-employee directors will not be entitled to distributions nor will the awards contain distribution equivalent rights. Each phantom unit will be subject to the terms and conditions of the LTIP and applicable award agreement. In addition, our directors will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors of our general partner or its committees. We expect that the first annual grant of phantom units to our non-employee directors will occur in connection with the closing of this offering.

Each member of the board of directors of our general partner will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of GPM Petroleum LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	beneficial owners of 5% or more of our common units;

•	each director, director nominee and named executive officer of our general partner; and

•	all of our directors, director nominees and executive officers of our general partner, as a group.

The following table does not include any awards granted under the long-term incentive plan in connection with this offering or any common units that directors and executive officers may purchase in this offering through the directed unit program described under “Underwriting.” Please read “Executive Compensation.”

Name of Beneficial Owner (1)	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
GPM (2)
SteelPath Funds (3)
Arie Kotler (4)(5)(6)
Eyal Nuchamovitz (4)(5)
Don Bassell (5)
Chris Giacobone (5)
Maury Bricks (5)
Bradley E. Scher (4)(5)
Paul P. Huffard (5)
Carl M. Stanton (5)
All executive officers, directors and director nominees as a group (eight persons)

(1)	As of the date of this prospectus, there are no arrangements for any listed beneficial owner to acquire within 60 days common units from options, warrants, rights, conversion privileges or similar obligations. Unless otherwise indicated, the address for all beneficial owners in this table is 8565 Magellan Parkway, Suite 400, Richmond, VA 23227.
(2)	common units will be issued to GPM or wholly-owned subsidiaries of GPM, which includes common units issued to GPM or wholly-owned subsidiaries of GPM within 30 days of this offering, assuming the underwriters do not exercise their option to purchase up to an additional common units. Please read “Summary—The Offering—Units outstanding after this offering.” GPM is managed by a seven-person board of managers consisting of Mr. Kotler, Mr. Nuchamovitz, Mr. Morris Willner, Mr. Avram Z. Friedman, Mr. Scher, Mr. Sean Murphy and Mr. Jay Hegenbart. The board of managers exercises investment discretion and control over the common units and subordinated units held by GPM or a wholly owned subsidiary.
(3)

Includes (i)                 common units to be issued to Oppenheimer SteelPath MLP Select 40 Fund and (ii)                 common units to be issued to Oppenheimer SteelPath MLP Income Fund (collectively, the “SteelPath Funds”). OFI SteelPath, Inc. serves as the investment adviser of the SteelPath Funds. Mr. Stuart Cartner and Mr. Brian

Watson may be deemed to hold voting and investment control with respect to the common units held by the SteelPath Funds.
(4)	Each of Messrs. Kotler, Nuchamovitz and Scher are managers of GPM and, as such, are entitled to vote on decisions, or to direct the vote on decisions, or to direct the disposition of the common units and subordinated units held by GPM or any wholly owned subsidiary of GPM. None of Mr. Kotler, Mr. Nuchamovitz nor Mr. Scher can individually control the outcome of such decisions. Each of Messrs. Kotler, Nuchamovitz and Scher may be deemed to beneficially own the common units and subordinated units held by GPM or any wholly owned subsidiary of GPM; however, each of Messrs. Kotler, Nuchamovitz, and Scher disclaim any beneficial ownership of the common units and subordinated units held by GPM or any wholly owned subsidiary of GPM except to the extent of Mr. Kotler’s pecuniary interest therein.
(5)	In connection with the closing of this offering, we expect that the board of directors of our general partner will approve grants under our LTIP of phantom units (i) equal in value to approximately $1.1 million to Mr. Kotler, (ii) equal in value to approximately $640,000 to Mr. Nuchamovitz, (iii) equal in value to approximately $500,000 to Messrs. Bassell and Giacobone, (iv) equal in value to approximately $450,000 to Mr. Bricks and (v) equal in value to approximately $50,000 to each of Messrs. Scher, Huffard and Stanton. Please read “Executive Compensation—Long-Term Incentive Plan.”
(6)	The grants to Mr. Kotler will be subject to the approval of ARKO, a publicly traded company on the Tel Aviv Stock Exchange and our controlling owner, to the extent applicable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, GPM will own, directly or indirectly,                 common units and                 subordinated units representing an aggregate approximately % limited partner interest in us, and will own and control our general partner. GPM will also appoint all of the directors of our general partner, which will maintain a 0.0% non-economic general partner interest in us, and our general partner will be issued the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of GPM Petroleum LP.

Formation Stage
The aggregate consideration received by our general partner and its affiliates, including GPM, for the contribution of their interests	• common units;
• subordinated units;
• 0.0% non-economic general partner interest; and
• our incentive distribution rights.
Operational Stage
Distributions of cash available for distribution to GPM and its affiliates

We will generally make cash distributions to our unitholders, including affiliates of our general partner as the holders of an aggregate of        common units and all of the subordinated units. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner (in its capacity as the holder of our incentive distribution rights) will be entitled to increasing percentages of the distributions, up to a maximum of 50.0% of the distributions above the highest target distribution level. Our general partner will not receive distributions on its non-economic general partner interest.

Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, GPM and its affiliates would receive an annual distribution of approximately $ million on their common units and subordinated units.
Payments to our general partner and its affiliates

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement, our general partner determines the amount of these expenses. Under our omnibus agreement, we will not be obligated to reimburse GPM for certain general and administrative expenses it would otherwise allocate to us until we generate an aggregate gross profit of at least $55 million for the prior four quarters. Thereafter, we will be obligated to reimburse GPM for general and administrative expenses through a set fee in an amount equal to 2% of our annual gross profit. The cap contained in the omnibus agreement does not apply to incremental general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership. In addition, we will reimburse GPM for third-party costs incurred by GPM and its affiliates in providing general and administrative services. Please read “—Agreements with Affiliates in Connection with the Formation Transactions—Omnibus Agreement—Payment of Administrative Fee and Reimbursement for Services” below and “Executive Compensation.” Neither our partnership agreement nor the omnibus agreement will otherwise limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its 0.0% non-economic general partner interest and its affiliates’ incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”
Liquidation Stage
Liquidation	Upon our liquidation, the partners will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements with Affiliates in Connection with the Formation Transactions

In connection with the Formation Transactions, certain other agreements with GPM were contributed to us, as described in more detail below.

Contribution Agreement

In connection with the Formation Transactions, we entered into a contribution agreement that effected the Formation Transactions described herein, including the transfer of the ownership interests in GPM OpCo. While we believe this agreement is on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, it was not the result of arm’s-length negotiations.

Omnibus Agreement

In addition to the commercial agreements with GPM that were contributed to us in connection with the Formation Transactions, we entered into an omnibus agreement with GPM, which is summarized below. In connection with the closing of this offering, the omnibus agreement will be amended and restated to be effective for a period of 10 years from the closing of this offering.

Right to Participate in Transactions

The omnibus agreement will, as amended, provide that, for a period of 10 years from the closing of this offering, GPM allows us to participate in its acquisition opportunities, to the extent we are able to reach an agreement on terms. Specifically, we have a right to negotiate with GPM to acquire any distribution contracts and to negotiate the fuel supply terms for distributing fuel to GPM for any convenience stores, independent or lessee dealers, or consignment locations included in a potential acquisition under consideration by GPM.

Exclusivity on Substantially All Future Volumes Sold by GPM

Our omnibus agreement will, as amended, provide that, for a period of 10 years from the closing of this offering, GPM is obligated to purchase from us any fuel it sells in the future for its own account (other than at any acquired convenience stores already party to an existing supply agreement), and we are obligated to distribute such fuel to GPM, either at a negotiated rate pursuant to our right of first offer described below and our right to participate in acquisitions described above or at the alternate fuel sales rate described below. However, if GPM acquires a consignment location that is subject to an existing wholesale fuel supply agreement and we do not exercise our right to participate in such acquisition, then GPM has the right to contract for third-party consignment sales of motor fuel at such newly acquired location and such third-party wholesalers are not obligated to purchase any motor fuel from us.

Right of First Offer

The omnibus agreement also will, as amended, provide that, for a period of 10 years from the date of this offering, GPM is obligated to offer us the opportunity to purchase the right to distribute fuel to all convenience stores, independent and lessee dealer locations and consignment locations that it acquires in the future. Specifically, we have the right of first offer to purchase the right to distribute fuel purchased by GPM for sale at its newly acquired convenience stores, independent and lessee dealer locations and consignment locations at a negotiated rate. Although we have the right of first offer to purchase the right to distribute fuel to all convenience stores, dealer sites and consignment locations that GPM acquires in the future, we are under no obligation to purchase the rights to distribute any fuel. However, if we do not purchase the rights to distribute fuel to GPM, we will be obligated to distribute fuel to GPM pursuant to the alternate fuel sales rate.

Pursuant to the omnibus agreement, within 30 days of the consummation by GPM and certain of its affiliates (not including us, our general partner or GPM OpCo) (collectively, the “GPM Entities”), of the acquisition of any convenience stores or consignment locations, the applicable GPM Entity must deliver a written offer to us describing its intent to sell to us the right to distribute motor fuel to such acquired convenience stores or consignment locations, specifying the fundamental terms of the proposed sale. Our conflicts committee and the GPM Entity will enter into good faith negotiations for a 30-day period to reach an agreement for us to purchase the interest offered for sale. If our conflicts committee and the GPM Entity cannot agree on the terms of purchase for the interest offered for sale after negotiating in good faith for the 30-day period, then we will be obligated to distribute fuel to the newly acquired convenience stores at the alternate fuel sales rate.

Alternate Fuel Sales Rate Provision

If we cannot agree with GPM on fuel supply terms for the expected future distribution volumes pursuant to our right of first offer, or if we opt not to participate in an acquisition, the omnibus agreement requires us to distribute motor fuel to GPM’s newly acquired convenience stores or consignment locations at a price equal to our fuel cost plus the alternate fuel sales rate. During the resolution period, we will also distribute fuel at the alternate fuel sales rate. The alternate fuel sales rate is a per gallon fee we will receive equal to our prior year per-gallon motor fuel distribution costs, excluding the cost of the motor fuel, plus 30% of such costs. Our motor fuel distribution costs include direct distribution expenses as well as general and administrative expenses, maintenance capital expenditures, applicable taxes and other miscellaneous costs excluding non-cash costs. Under the omnibus agreement, the alternate fuel sales rate resets annually, but the fixed fee included in the rate for a given year is based on our motor fuel distribution costs for the immediately preceding year. The initial alternate fuel sales rate based upon our motor fuel distribution costs for the year ended December 31, 2016 was 0.70 cents per gallon. Please read “Risk Factors—Risks Inherent in Our Business—If we cannot otherwise agree with GPM on fuel supply terms for volumes we sell to GPM in the future, then we will be required to supply volumes at a price equal to our fuel cost plus the alternate fuel sales rate, which will be substantially less than the fixed fee of 4.5 cents per gallon we will receive for motor fuel sold pursuant to the GPM Distribution Contracts. Furthermore, if certain of our operating costs increase, we may not realize our anticipated profit margin with regard to motor fuel distributed to GPM at the alternate fuel sales rate.”

Our decision to agree with GPM on fuel supply terms pursuant to our right of first offer or to participate in an acquisition will require the approval of the conflicts committee of the board of directors of our general partner. If such approval is not obtained, then, as described above, we will be obligated to distribute motor fuel to GPM’s newly acquired convenience stores or consignment locations at a price equal to our fuel cost plus the alternate fuel sales rate.

Payment of Administrative Fee and Reimbursement for Services

Pursuant to the omnibus agreement, we will not be obligated to reimburse GPM for certain general and administrative expenses it would otherwise allocate to us until we generate an aggregate gross profit of at least $55 million for the prior four quarters. Thereafter, we will be obligated to reimburse GPM for general and administrative expenses through a set fee in an amount equal to 2% of our annual gross profit. The cap contained in the omnibus agreement does not apply to incremental general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership. In addition, we reimburse GPM for third-party costs incurred for (i) the provision of incremental G&A expenses that we expect to incur as a result of being a publicly traded partnership (including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation), (ii) any taxes or other direct expenses paid by GPM for our benefit and (iii) any payments made or expenses incurred for insurance coverage and negotiated instruments provided by underwriters with respect to our assets and business. Neither our partnership agreement nor the omnibus agreement will otherwise limit the amount of expenses for which our general partner and its affiliates may be reimbursed.

Environmental Indemnification

The omnibus agreement provides that GPM must indemnify us for any costs or expenses, up to $15 million, that we incur for environmental liabilities and third-party claims that are based on environmental conditions in existence at our predecessor’s properties prior to the effective date of the omnibus agreement. Other than with respect to liabilities resulting from GPM’s bad faith or willful misconduct, we must indemnify GPM for any costs or expenses it incurs in connection with environmental liabilities and third-party claims that are based on environmental conditions that arise at our properties following the effective date of the omnibus agreement. The environmental indemnity provisions in the omnibus agreement survive for three years following the Formation Date.

Tax Indemnification

The omnibus agreement provides that GPM must indemnify us for any costs or expenses that we incur for federal, state and local income tax liabilities attributable to the ownership and operation of the businesses and subsidiaries contributed to us for the period prior to the effective date of the omnibus agreement, including (i) income tax liabilities that may result from the formation transactions, and (ii) any income tax liabilities arising under Treasury Regulation Section 1.1502-6 and similar provisions of applicable state, local or foreign law or by contract, as successor or transferee or otherwise. This indemnification obligation shall survive until the 60th day following the expiration of the applicable statute of limitations.

Title Indemnification

The omnibus agreement provides that GPM must indemnify us for any costs or expenses that we incur for losses resulting from defects in title to the assets contributed or sold to us in connection with the transactions contemplated by the Formation Transactions and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business. This indemnification obligation shall survive until the third anniversary of the Formation Date.

Indemnification with Regard to Permits

The omnibus agreement provides that GPM must indemnify us for any costs or expenses that we incur for losses resulting from our predecessor’s failure to have permits or governmental approvals necessary for us to operate our business in substantially the same manner as our predecessor operated such business prior to the effective date of the omnibus agreement. This indemnification obligation shall survive until the third anniversary of the Formation Date.

Designations as Agent and Netting Arrangement

The omnibus agreement provides for each of GPM and us to appoint the other as agent to perform certain financial administrative functions on behalf of the other party, as necessary, including invoicing, collection of accounts receivable, payment of vendors and credit card processing. Each party, as agent, promptly transmits to the other party all monies, bills, invoices and correspondence received by the transmitting party in connection with providing financial administrative functions on behalf of the other party; however, the transmitting party may net the amount of any monies to be paid against any amounts owed by the other party.

GPM Distribution Contracts

In connection with the Formation Transactions, certain GPM Distribution Contracts were contributed to us, pursuant to which we distribute motor fuel to GPM-controlled convenience stores at cost, plus a fixed fee of 4.5 cents per gallon for a period of 10 years from the Formation Date. We entered into additional GPM Distribution Contracts in connection with each of the convenience store acquisitions that GPM consummated subsequent to the Formation Date, each for a period of 10 years from the date of the acquisition. In connection with the closing of this offering, the GPM Distribution Contracts will be consolidated and amended and restated to be effective for a period of 10 years from the date of this offering. Additionally, any distribution rights we obtain under the omnibus agreement for future convenience stores that are acquired by GPM will be added to the amended GPM Distribution Contract.

The GPM Distribution Contracts do not impose any minimum volume obligations on GPM. In connection with the closing of this offering, each of the GPM Distribution Contracts will be amended and restated to be effective for a period of 10 years from the closing of this offering.

Other Transactions with Related Persons

GPM Limited Liability Company Agreement

The membership interests of the owner of our general partner, GPM, are held by ARKO Convenience Stores, LLC (“ACS, LLC”), GPM Member, LLC and GPM HP SCF Investor, LLC. ACS, LLC holds 75% of the common membership interests and voting rights in GPM and is indirectly controlled by ARKO. GPM Member, LLC holds approximately 22.4% of the common membership interests and voting rights in GPM and is indirectly controlled by an unaffiliated third party. GPM HP SCF Investor, LLC holds approximately 2.6% of the common membership interests and voting rights in GPM and all of the senior preferred units of GPM and is indirectly controlled by an unaffiliated third party. Arie Kotler, our Chief Executive Officer, President and Chairman is a controlling shareholder of ARKO and a manager of ACS, LLC, Eyal Nuchamovitz, our executive vice president and director of the board of directors of our general partner, is also a manager of ACS, LLC. In January 2017, ACS, LLC, GPM Member, LLC and GPM HP SCF Investors, LLC entered into a fifth amended and restated limited liability company agreement governing the rights of the members of GPM.

Financing Transactions with Affiliates

Upon completion of this offering, we will use a portion of our net proceeds from this offering to make a loan of approximately $78.0 million to GPM. In addition, we will use any net proceeds from the underwriters’ exercise of their option to purchase additional common units to make a loan to GPM. The notes will be an unsecured 30-year notes bearing interest at a fixed annual rate of 8%, payable quarterly, with principal and all accrued and unpaid interest due in full at maturity.

GPM will provide credit support to our suppliers under certain of our supply contracts, provided that the pricing of such support is no more than the cost to us of issuing a comparable letter of credit under our revolving credit facility.

In connection with this offering, our named executive officers (“NEOs”) and members of the board of directors of our general partner have expressed an interest to the underwriters in participating in our directed unit program to purchase an aggregate of approximately $            million in common units at the initial public offering price; and we expect that other NEOs and members of the board of directors of GPM will purchase approximately $            million of our common units. These amounts are initial indications of interest to the underwriters, and actual amounts purchased by these members of senior management remain subject to confirmation at the closing of this offering and may be withdrawn by such persons or amounts modified at their discretion based on market conditions or otherwise. Please read “Underwriting.”

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

Upon our adoption of our code of business conduct, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors.

In the case of any sale of equity by us in which an owner or affiliate of an owner of our general partner participates, we anticipate that our practice will be to obtain approval of the board for the transaction. We anticipate that the board will typically delegate authority to set the specific terms to a pricing committee, consisting of the chief executive officer and one independent director. Actions by the pricing committee will require unanimous approval. Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering, and as a result the transactions described above were not reviewed according to such procedures.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including GPM, on the one hand, and us and our public unitholders, on the other hand. Conflicts may arise as a result of the duties of our general partner to act for the benefit of its owners, which may conflict with our interests and the interests of our public unitholders. The directors and officers of our general partner, who are responsible for managing our business, have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a duty under our partnership agreement to manage us in good faith.

Whenever a conflict arises between our general partner, on the one hand, and us or any other public unitholder, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that replace default fiduciary duties under applicable law with contractual corporate governance standards as set forth therein. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without such replacement, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution or course of action taken with respect to a conflict is:

•	approved by a majority of the members of the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

•

approved by the vote of a majority of the outstanding common units, excluding any units owned by the general partner or any of its affiliates, although our general partner is not obligated to seek such approval.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors or from the common unitholders. Because our partnership agreement only requires that the conflicts committee have at least one member, during any time that the committee only has one member, that single member of the conflicts committee will be able to approve resolutions of conflicts of interest. It is possible that a single-member committee may not function as effectively as a multiple-member committee and, if we pursue a transaction with an affiliate while the conflicts committee has only one member, our limited partners will be deemed to have approved that transaction through the approval of that single-member committee, in the same manner as would have occurred had the committee consisted of more directors.

If our general partner does not seek approval from the conflicts committee or from a majority of the common units, as described above, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interests of the partnership. For the avoidance of doubt, any potential conflict of interest that exists or arises between our general partner or its affiliates, on the one hand, and the partnership or any other person who is bound by the partnership agreement on the other hand, may be resolved by the conflicts committee or a vote of the common unitholders as described above or as directed by the board of directors of our general partner, provided that the board of directors of the general partner makes, takes or declines to take any action to resolve the conflict in accordance with the standard of care set forth in the partnership agreement. Please read “Management—Committees of the Board of Directors” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, acting as the general partner or managing member of its affiliates, those activities incidental to its ownership of interests in us and its affiliates, acquiring, owning or disposing of debt securities or equity interests in us or its affiliates and the provision of management, advisory and administrative services to its affiliates or to other persons. Certain members of our executive management team on whom we rely to manage important aspects of our business may, from time to time, face conflicts regarding the allocation of their time. In addition, except as provided in our partnership agreement and in the omnibus agreement, affiliates of our general partner, including GPM, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Further, after the expiration of the 10-year term in the omnibus agreement, we have no assurance that we will supply fuel to GPM for sale at its convenience stores, to its independent and lessee dealers or with a right to participate with GPM in acquisition opportunities.

Affiliates of our general partner, including GPM, are not required to share business opportunities with us.

Our partnership agreement provides that affiliates of our general partner, including GPM, are permitted to engage in separate businesses which directly compete with us and are not required to share or communicate or offer any potential business opportunities to us even if the opportunity is one that we might reasonably have pursued. The partnership agreement provides that affiliates of our general partner, including GPM, will not be liable to us or any unitholder for breach of any duty or obligation by reason of the fact that such person or entity pursued or acquired for itself any business opportunity.

Our general partner is allowed to take into account the interests of parties other than us (such as GPM) in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that reduce the default standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to the units it owns, its registration rights and the determination of whether to consent to any merger or consolidation of the partnership or amendment of the partnership agreement.

Our general partner has limited its liability in the partnership agreement and replaced default fiduciary duties with contractual corporate governance standards set forth therein, thereby restricting the remedies available to our unitholders for actions that, without such replacement, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to its capacity as general partner, thereby entitling our general partner to consider only the interests and factors that it desires, and imposes no duty or obligation on our general partner to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•

provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interest of the partnership and, with respect to criminal conduct, did not act with the knowledge that its conduct was unlawful;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or its officers or directors acted in bad faith, meaning that they believed that the decision was adverse to the interest of the partnership, or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner, the board of directors of the general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Fiduciary Duties.”

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in “good faith,” our general partner must believe that the determination is not adverse to our best interests. Please read “The Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to our unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction, or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read “How We Make Distributions to Our Partners—Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert. Please read “How We Make Distributions to Our Partners—Subordination Period.”

In addition, our general partner may use an amount, initially equal to $ million, which would not otherwise constitute operating surplus, in order to permit the payment of cash distributions on its units and our general partner’s incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Distributions to Our Partners.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common and subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all of our outstanding units. Please read “How We Make Distributions to Our Partners—Subordination Period.”

Our partnership agreement provides that we and our subsidiary may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may borrow funds from us or our operating company.

The directors and officers of our general partner have a fiduciary duty to make decisions in the best interests of its owners, including GPM, which may be contrary to our interests.

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including GPM and other affiliates, they have fiduciary duties to GPM and such other affiliates that may cause them to pursue business strategies that disproportionately benefit GPM and such other affiliates or which otherwise are not in our best interests.

Our general partner and its affiliates are not required to own any of our common units. If our general partner’s affiliates were to sell all or substantially all of their common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

Upon the closing of this offering, affiliates of our general partner will own a majority of our outstanding units, but there is no requirement that they continue to do so. GPM and its affiliates are permitted to sell all of their common units, subject to certain limitations contained in our partnership agreement. If GPM does not own any of our common units, this would heighten the risk that our general partner would act in ways that are more beneficial to GPM than our common unitholders.

Our general partner determines which of the costs it incurs on our behalf are reimbursable by us.

We will reimburse our general partner and its affiliates for certain costs incurred in managing and operating us. Neither our partnership agreement nor the omnibus agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith such other expenses that are allocable to us. The fully allocated basis charged by our general partner does not include a profit component. Please read “Certain Relationships and Related Transactions.”

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or from entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, that will be in effect as of the closing of this offering, will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering may not be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to such arrangements.

Our general partner will determine, in good faith, the terms of any such transactions entered into after the closing of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any of its or its affiliates’ facilities or assets, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Except in the case of our credit facilities, our general partner intends to limit its liability under contractual arrangements so that counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our manager from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. See “The Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the common unitholders in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the common unitholders, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

GPM may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to GPM’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

GPM has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election by GPM, the minimum quarterly distribution will be reset to an amount equal to the cash distribution amount per common unit for the fiscal quarter immediately preceding the reset election (the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that GPM would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that GPM could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when GPM expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, GPM may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for GPM to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to GPM in connection with resetting the target distribution levels related to GPM’s incentive distribution rights. Please read “How We Make Distributions to Our Partners — Incentive Distribution Rights.”

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. These provisions of our partnership agreement do not waive or diminish your rights under federal securities laws. We believe this is appropriate and necessary because our general partner’s board of directors will have fiduciary duties to manage our general partner in a manner that is beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action. These modifications also enable our general partner to attract and retain experienced and capable directors. However, these modifications disadvantage our public common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of:

•	the default fiduciary duties under by the Delaware Act;

•	material modifications of these duties contained in our partnership agreement that replace the default fiduciary duties;

•	certain rights and remedies of limited partners contained in the Delaware Act; and

•	the standards contained in our partnership agreement that restrict those rights and remedies.

State law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it believed its actions or omissions were not adverse to the interest of the partnership, and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

If our general partner does not obtain approval from the conflicts committee or our common unitholders, excluding common units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.
Rights and remedies of unitholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to
another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the
partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties
(including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement.
Partnership agreement modified standard

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or, in the case of a criminal matter, acted with knowledge that such person’s conduct was unlawful.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner or these other persons could be indemnified for their negligent or grossly negligent acts if they meet the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of units representing limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash available for distribution, please read “How We Make Distributions to Our Partners”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the authority of our general partner to manage our business and activities, please read “Management—Management of GPM Petroleum LP”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized in March 2015 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although our general partner has the ability to cause us and our subsidiary to engage in activities other than the business of the wholesale distribution of motor fuels and other petroleum products and the owning and leasing of real estate used as sites for convenience stores, our general partner has no plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions, please read “How We Make Distributions to Our Partners.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes;

•	after the subordination period, the approval of a majority of the common units, voting as a single class.

By virtue of the exclusion of the common units held by our general partner and its affiliates from the required vote, and their ownership of all of our subordinated units, during the subordination period our general partner and its affiliates do not have the ability to ensure the approval of, but do have the ability to ensure the defeat of, any matter that requires the approval of a unit majority.

In voting their common and subordinated units, GPM and its affiliates will have no fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right. Please read “—Issuance of Additional Partnership Interests.”

Amendment of the partnership agreement

Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Amendment of the Partnership Agreement—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority in certain circumstances. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner

Under most circumstances, the approval of the holders of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to             , 2027, in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units then outstanding, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific approval of our general partner.

Applicable Law; Exclusive Forum

Our partnership agreement is governed by Delaware law. Our partnership agreement will provide that the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Following the completion of this offering, we expect that our subsidiary will conduct business in 18 states, and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as owner of our operating subsidiary may require compliance with legal requirements in the jurisdictions in which the operating subsidiary conducts business, including qualifying our subsidiary to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiary or otherwise, it were to be determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right, or exercise of the right, by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our cash distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled or be senior in right of distribution to the common units. In addition, our partnership agreement does not prohibit our subsidiary from issuing equity interests which effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In order to adopt a proposed amendment, other than the amendments discussed under “—No Unitholder Approval” below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to, our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, one or more affiliates of our general partner will own approximately % of our outstanding common and subordinated units, assuming no exercise of the underwriters’ option to purchase additional units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor our subsidiary will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us, our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”) whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce or increase the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced or increased.

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners. Upon completion of this offering, assuming the underwriters do not exercise their option to purchase additional units, one or more affiliates of our general partner will own approximately % of our outstanding common and subordinated units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interest of us or our limited partners. Our general partner may, however, consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our partnership interests will be an identical partnership interest following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. If the conditions specified in our partnership agreement are satisfied, our general partner may also convert us or our subsidiary into a new limited liability entity or merge us or our subsidiary into, or convey all of our assets to, a newly formed limited liability entity that has no assets, liabilities or operations, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with substantially the same rights and obligations as those contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership pursuant to the provisions of the Delaware Act; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner, other than by reason of a transfer of its 0.0% non-economic general partner interest in accordance with our partnership agreement, unless a successor general partner is admitted pursuant to our partnership agreement.

Upon a dissolution under the last clause above, the holders of a unit majority may elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither we nor our subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Distributions to Our Partners—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner on or prior to                 , 2027 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. After                 , 2027, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ advance notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ advance notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its 0.0% non-economic general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its 0.0% non-economic general partner interest in us, the holders of a unit majority may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and the outstanding subordinated units, voting as a separate class including, in each case, units held by our general partner and its affiliates. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own % of our outstanding limited partner units, including all of our subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner and the incentive distribution rights of its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and the incentive distribution rights of its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days after the effective date of the departing general partner’s withdrawal or removal, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days after the withdrawal or removal, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all of its affiliates’ incentive distribution rights will automatically convert into common units with a value equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

Our general partner may at its option transfer all or any part of its general partner interest without approval from the unitholders, so long as:

•	the transferee agrees to assume the rights and duties of the general partner under the partnership agreement and agrees to be bound by the provisions of the partnership agreement;

•

we receive an opinion of counsel that such transfer would not result in the loss of limited liability under the Delaware Act of any unitholders or cause us to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); and

•

such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest held by the general partner as the general partner or managing member, if any, of our subsidiary.

In the case of a transfer of the general partner interest, the transferee or successor will be subject to compliance with the terms of our partnership agreement and will be admitted as the general partner effective immediately prior to the transfer of the general partner interest.

Our general partner and its affiliates may, at any time, transfer common units, subordinated units or incentive distribution rights to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

At any time, our general partner and its affiliates may sell or transfer all or a portion of their subordinated units or incentive distribution rights to an affiliate or third party without the approval of our unitholders.

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units or incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove GPM Petroleum GP, LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of partnership interests, that person or group loses voting rights on all of such person’s or group’s partnership interests. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of such class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 consecutive trading days immediately preceding the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiary, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding certain persons or groups owning 20% or more of any class of partnership interests then outstanding, record holders of limited partner interests on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner or its affiliates or a purchaser specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of partnership interests then outstanding, that person or group will lose voting rights on all of its partnership interests and the partnership interests may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by the general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights, in their capacity as such, shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by the general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class (except in the case of any amendment to the partnership agreement that would have a material adverse effect on the rights of any class and require the separate approval of the class affected under the provisions of the partnership agreement), and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion that the cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bear to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar liabilities:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of our partnership, our subsidiary, our general partner, any departing general partner or any of their affiliates;

•

any person who is or was serving at the request of our general partner, any departing general partner, or any of their affiliates as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiary;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Pursuant to our omnibus agreement, we will not be obligated to reimburse GPM for certain general and administrative expenses it would otherwise allocate to us until we generate an aggregate gross profit of at least $55 million for the prior four quarters. Thereafter, we will be obligated to reimburse GPM for general and administrative expenses through a set fee in an amount equal to 2% of our annual gross profit. The cap contained in the omnibus agreement does not apply to incremental general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership. In addition, we will reimburse GPM for third-party costs incurred by GPM and its affiliates in providing general and administrative services. Our general partner is entitled to determine the expenses that are allocable to us. Neither the partnership agreement nor the omnibus agreement will otherwise limit the amount of expenses for which our general partner and its affiliates may be reimbursed. For more information on the omnibus agreement, please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our units or other partnership interests within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available unaudited financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder with information reasonably required for U.S. federal, state and local tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his U.S. federal and state tax liability and in filing his U.S. federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•

true and full information regarding the status of our business and financial condition (however that obligation shall be satisfied to the extent the limited partner is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13 of the Exchange Act);

•	a current list of the name and last known address of each record holder; and

•

a copy of our partnership agreement, our certificate of limited partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney under which they have been executed.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests, could damage us or our business or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates, including GPM or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

In connection with the private placement we completed in January 2016, we entered into a registration rights agreement on January 12, 2016, with the SteelPath Funds. Pursuant to this registration rights agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by the SteelPath Funds or any of its affiliates. These registration rights continue until a registration statement covering such securities becomes or has been declared effective by the SEC and such securities have been sold or disposed of pursuant to such effective registration statement, when such securities have been disposed of pursuant to any section of Rule 144 (or any similar provision then in effect) under the Securities Act, when such securities are held by us, our subsidiary or one of our affiliates, or when such securities have been sold or disposed of in a private transaction in which the transferor’s rights under this registration rights agreement are not assigned to the transferee of such securities.

In addition, in connection with this offering, we expect to enter into a registration rights agreement with GPM. Pursuant to the registration rights agreement, we will be required to file a registration statement to register the common units and subordinated units issued to GPM and the common units issuable upon the conversion of the subordinated units upon request of GPM, and may be required to undertake a public or private offering and use the proceeds (net of underwriting or placement agency discounts, fees and commissions, as applicable) to redeem an equal number of common units from GPM. In addition, the registration rights agreement gives GPM piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of GPM and, in certain circumstances, to third parties. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, GPM will own, directly or indirectly, an aggregate of             common units and             subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. Once we have been a reporting company for at least 90 days, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the common units proposed to be sold for at least six months, would be entitled to sell without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, such person would be entitled to freely sell those common units without regard to any of the requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement and the registration rights agreement that we will enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. In addition, the registration rights agreement may require us to undertake a public or private offering and use the proceeds (net of underwriting or placement agency discounts, fees and commissions, as applicable) to redeem an equal number of common units from GPM. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

GPM, the SteelPath Funds, Fuel USA and the executive officers and directors of our general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the Code, existing and proposed Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to “we” or “us” are references to GPM Petroleum LP and GPM OpCo.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that may affect us or our unitholders, such as the application of the alternative minimum tax. This section also does not address local taxes, state taxes, non-U.S. taxes, or other taxes that may be applicable, except to the limited extent that such tax considerations are addressed below under “—State Local and Other Tax Considerations.” Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, who purchase units in this offering, who do not materially participate in the conduct of our business activities and who hold such units as capital assets (typically, property that is held for investment). This section has limited applicability to corporations (including other entities treated as corporations for federal income tax purposes), partnerships (including other entities or arrangements treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt entities, non-U.S. persons, IRAs, employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each prospective unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

We will rely on the opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues:

•

the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”);

•

whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and

•	whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, subject to the discussion below under “—Administrative Matters—Information Returns and Audit Procedures,” generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder. Distributions we make to a unitholder will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed exceeds the unitholder’s adjusted tax basis in its units. Please read “—Tax Consequences of Unit Ownership—Treatment of Distributions” and “—Disposition of Units”.

Section 7704 of the Code provides that a publicly-traded partnership will be treated as a corporation for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly-traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (i) income and gains derived from the refining, transportation, storage, processing and marketing of crude oil, natural gas and products thereof (including motor fuels), (ii) rents from the leasing of real property, (iii) interest (other than from a financial business), (iv) dividends, (v) gains from the sale of real property, and (vi) gains from the sale or other disposition of capital assets held for the production of qualifying income. We estimate that less than      % of our current gross income is not qualifying income; however, this estimate could change from time to time.

No ruling has been or will be sought from the IRS with respect to GPM Petroleum LP’s classification as a partnership for federal income tax purposes or as to the classification of GPM OpCo. Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership and GPM OpCo will be disregarded as an entity separate from us for U.S. federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on the factual representations made by us and our general partner, including, without limitation:

(a) Neither we nor GPM OpCo has elected or will elect to be treated as a corporation for federal income tax purposes;

(b) For each taxable year, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(c) All motor fuel supply agreements and leases will be substantially in the form of the motor fuel supply agreements and leases reviewed by Vinson & Elkins L.L.P.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to all of our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as the aggregate amount of our liabilities does not exceed the adjusted tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative or legislative action or judicial interpretation at any time. From time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly-traded partnerships. One such legislative proposal would have eliminated the Qualifying Income Exception upon which we rely for our treatment as a partnership for federal income tax purposes.

In addition, on January 24, 2017, final regulations regarding which activities give rise to qualifying income (the “Final Regulations”) were published in the Federal Register. The Final Regulations are effective as of January 19, 2017, and apply to taxable years beginning on or after January 19, 2017. We do not believe the Final Regulations affect our ability to qualify as a publicly traded partnership.

It is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units. If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders.

At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise, or other forms of taxation. Imposition of a similar tax on us in the jurisdictions in which we operate or in other jurisdictions to which we may expand could substantially reduce our cash available for distribution to our unitholders.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s adjusted tax basis in its units (determined separately for each unit), and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson  & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership will be treated as partners of the Partnership for federal income tax purposes and unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of the Partnership for federal income tax purposes.

However, a beneficial owner of units whose units have been transferred to a short seller to complete a short sale may lose its status as a partner with respect to such units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.”

Income, gain, deductions or losses are not reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. A unitholder who is not treated as a partner in us as described above is urged to consult its own tax advisors with respect to the tax consequences applicable to such unitholder under its particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” and “—Administrative Matters—Information Returns and Audit Procedures,” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units increased by the unitholder’s initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses, and any decreases in its share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions are of cash or marketable securities that are treated as cash and exceed the unitholder’s tax basis in its units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease such unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon such unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess nonrecourse liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our nonrecourse liabilities described above) may cause a unitholder to recognize ordinary income if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation and amortization recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange will generally result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (typically zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that if you purchase units in this offering and own them through the record date for the distributions for the period ending             , 2019, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than     % of the amount of cash distributed to you with respect to that period. If you continue to own units purchased in this offering after that period, the percentage of federal taxable income allocated to you may be higher. Our estimate is based upon many assumptions regarding our business and operations, including assumptions as to revenues, capital expenditures, cash flows, and anticipated cash distributions. Our estimate assumes our available cash will approximate the amount necessary to distribute the minimum quarterly distribution of $         per unit throughout the referenced period. This estimate and the assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, this estimate is based on current tax law and certain tax reporting positions that we have adopted. Current law may change or the Internal Revenue Service could disagree with our tax reporting positions. Accordingly, we cannot assure you that the estimate will be correct. The actual ratio of taxable income to distributions could be higher or lower, and any differences could be material and could materially affect the value of our units. For example, the ratio of taxable income to distributions to a purchaser of units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	our income from operations exceeds the amount required to make the minimum quarterly distribution on all units, yet we only distribute the minimum quarterly distribution on all units; or

•

we make a future offering of units and use the proceeds of such offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of such offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of such offering.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s adjusted tax basis in its units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. A unitholder will be at risk to the extent of its adjusted tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities,

(2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement, and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s adjusted tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (such as, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when a unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. Net investment income does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, our partnership agreement authorizes us to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, our partnership agreement authorizes us to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Please read “—Administrative Matters—Information Returns and Audit Procedures.” Each unitholder is urged to consult its tax advisor to determine the consequences to the unitholder of any tax payment we make on its behalf.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated amongst our unitholders in accordance with their percentage interests in us. If we have a net loss, that loss will be allocated first to our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or we make incentive distributions, gross income will be allocated to the recipients to the extent of these distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the adjusted tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible (subject to the limitations described above) to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will be given effect for U.S. federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a unitholder’s share of an item will be determined on the basis of the unitholder’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) the unitholder’s relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are the subject of a securities loan (for example, a loan to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss as a result of such deemed disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the lending unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. A unitholder desiring to assure its status as a partner and avoid the risk of income recognition from a loan of its units is urged to modify any applicable brokerage account agreements to prohibit its brokers from borrowing and lending its units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code to reflect the unit purchase price upon subsequent purchases of units. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each unitholder who purchases units from another unitholder based upon the values and adjusted tax basis of each of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us. For purposes of this discussion, a unitholder’s basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets as to all unitholders and (2) its Section 743(b) adjustment to that tax basis (which may be positive or negative).

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s adjusted tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and are made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is amortizable over a longer period of time or under a less accelerated method than certain of our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in its tax return its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of each of our assets will be used for purposes of computing depreciation, amortization and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by GPM and its affiliates and our partners holding interests in us immediately prior to this offering, and (ii) any other offering will be borne by our partners holding interests in us prior to such offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable or amortizable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation or amortization previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery, depreciation or amortization deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of certain costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Each of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax basis of each of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or tax basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by a unitholder could change, and such unitholder could be required to adjust its tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale or exchange of a unit equal to the difference, if any, between the unitholder’s amount realized and the adjusted tax basis in the unit sold. A unitholder’s amount realized generally will equal the sum of the cash and the fair market value of other property it receives plus its share of our nonrecourse liabilities with respect to the unit sold or exchanged. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale or exchange of a unit could result in a tax liability in excess of any cash received from the sale or exchange.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets , such as depreciation and amortization recapture and our “inventory items,” regardless of whether such inventory item is substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale or exchange of a unit and may be recognized even if there is a net taxable loss realized on the sale or exchange of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale or exchange of a unit. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of calculating gain or loss on the sale or exchange of a unit, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its unit for the year of the sale. Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the paragraph above, a unitholder will be unable to select high or low basis units to sell or exchange as would be the case with corporate stock, but, according to the Treasury Regulations, such unitholder may designate specific units sold for purposes of determining the holding period of the units transferred. A unitholder electing to use the actual holding period of any unit transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale or exchange of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position. Please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.”

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the Allocation Date. Nevertheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service, and gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. The Department of Treasury and the IRS issued final Treasury Regulations pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders.

Nonetheless, the regulations do not specifically authorize all aspects of the proration method we have currently adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If the IRS determines that this method is not allowed under the Treasury Regulations, our taxable income or losses could be reallocated among our unitholders. Under our partnership agreement, we are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under the Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Technical Termination

We will be considered to have technically terminated our partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, GPM will directly and indirectly own more than 50% of the total interests in our capital and profits. Therefore, a transfer by GPM of all or a portion of its direct or indirect interests in us could result in a termination of our partnership for federal income tax purposes. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same unit are counted only once. A technical termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A technical termination occurring on a date other than December 31 would require that we file two tax returns for one fiscal year, thereby increasing our administration and tax preparation costs. However, pursuant to an IRS relief procedure the IRS may allow a technically terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a technical termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation and amortization and may increase the taxable income allocable to our unitholders. A technical termination could also result in penalties if we were unable to determine that the technical termination had occurred. Moreover, a technical termination may either accelerate the application of, or subject us to, any tax legislation enacted before the technical termination that would not otherwise have been applied to us as a continuing partnership as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. As a result of the need to preserve uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of our units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A unitholder’s adjusted tax basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans and other tax-exempt organizations, as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Each prospective unitholder that is a tax-exempt entity or a Non-U.S. Unitholder should consult its tax advisor before investing in our units.

Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-U.S. Unitholders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty. Each Non-U.S. Unitholder will be considered to be engaged in business in the United States because of its ownership of our units. Furthermore, it is probable that Non-U.S. Unitholders will be deemed to conduct such activities through a permanent establishment in the United States within the meaning of any applicable tax treaty. Consequently, each Non-U.S. Unitholder will be required to file federal tax returns to report its share of our income, gain, loss or deduction and pay federal income tax on its share of our net income or gain. Moreover, under rules applicable to publicly-traded partnerships, distributions to Non-U.S. Unitholders are subject to withholding at the highest applicable effective tax rate. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or W-8BEN-E (or other applicable or successor form) in order to obtain credit for these withholding taxes.

In addition, if a Non-U.S. Unitholder is classified as a non-U.S. corporation, it will be treated as engaged in a United States trade or business and may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain realized by a Non-U.S. Unitholder from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be “effectively connected” with a U.S. trade or business. Thus, part or all of a Non-U.S. Unitholder’s gain from the sale or other disposition of units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us.

Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, we believe that less than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

A publicly-traded partnership is treated as an entity separate from its owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Pursuant to the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes audit adjustments to our income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us, unless we elect to have our general partner and unitholders take any audit adjustment into account in accordance with their interests in us during the taxable year under audit. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which we are a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity. Generally, we expect to elect to have our general partner and unitholders take any such audit adjustment into account in accordance with their interests in us during the taxable year under audit, but there can be no assurance that such election will be effective in all circumstances. If we are unable to have our general partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit, our then current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own our units during the taxable year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties, and interest, our cash available for distribution to our unitholders might be substantially reduced. These rules are not applicable for taxable years beginning on or prior to December 31, 2017. Congress has proposed changes to the Bipartisan Budget Act of 2015, and we anticipate that amendments may be made. Accordingly, the manner in which these rules may apply to us in the future is uncertain.

Additionally, pursuant to the Bipartisan Budget Act of 2015, the Code will no longer require that we designate a Tax Matters Partner. Instead, for taxable years beginning after December 31, 2017, we will be required to designate a partner, or other person, with a substantial presence in the United States as the partnership representative (“Partnership Representative”). The Partnership Representative will have the sole authority to act on our behalf for purposes of, among other things, federal income tax audits and judicial review of administrative adjustments by the IRS. If we do not make such a designation, the IRS can select any person as the Partnership Representative. We currently anticipate that we will designate our general partner as the Partnership Representative. Further, any actions taken by us or by the Partnership Representative on our behalf with respect to, among other things, federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on us and all of the unitholders.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a

30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

These rules generally apply to payments of FDAP Income currently and generally will apply to payments of relevant Gross Proceeds made on or after January 1, 2019. Thus, to the extent we have FDAP Income or we have Gross Proceeds on or after January 1, 2019 that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), a unitholder who is foreign financial institution or certain other non-U.S. entity, or a person that hold its units through such foreign entities, may be subject to withholding on distributions they receive from us, or its distributive share of our income, pursuant to the rules described above.

Each prospective unitholder should consult its own tax advisors regarding the potential application of these withholding provisions to its investment in our units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Each broker and financial institution is required to furnish additional information, including whether such broker or financial institution is a U.S. person and specific information on units such broker or financial institution acquires, holds or transfers for its own account. A penalty of $250 per failure, up to a maximum of $3 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We conduct business or own property in many states in the United States. Some of these states may impose an income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may own property or conduct business in additional states that impose a personal income tax. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider the potential impact of these taxes on its investment in us.

A unitholder may be required to file income tax returns and pay income taxes in some or all of the jurisdictions in which we do business or own property, though such unitholder may not be required to file a return and pay taxes in certain jurisdictions because its income from such jurisdictions falls below the jurisdiction’s filing and payment requirement. Further, a unitholder may be subject to penalties for a failure to comply with any filing or payment requirement applicable to such unitholder. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of its investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN GPM PETROLEUM LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Code as well as provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”). For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities and IRAs established or maintained by an employer or employee organization.

The following summary of considerations associated with the acquisition and holding of common units by an employee benefit plan is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

In considering an investment in common units with a portion of the assets of any employee benefit plan, a fiduciary should consider the plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of common units is in accordance with the documents and instruments governing such plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other Similar Laws; and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan or IRA, unless an exemption is applicable. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of common units by an employee benefit plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/

or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, common units should not be acquired or held by any person investing “plan assets” of any employee benefit plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The U.S. Department of Labor regulations (the “DOL Regulations”) provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, “freely transferable” (as defined in the DOL Regulations) and are either registered under certain provisions of the federal securities laws or sold to the employee benefit plan as part of a public offering under certain conditions;

(2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that immediately after the most recent acquisition by an employee benefit plan of any equity interest in the entity, less than 25% of the value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by the employee benefit plans referred to above (but not including governmental plans (as defined in Section 3(32) of ERISA), foreign plans (as described in Section 4(b)(4) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA)) and entities whose underlying assets are deemed to include assets by reason of an employee benefit plan’s investment in the entity.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Code, and other Similar Laws. Purchasers of common units have the exclusive responsibility for ensuring that their acquisition and holding of common units complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of common units to an employee benefit plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such plan or that such investment is appropriate for any such plan.

UNDERWRITING

Raymond James & Associates, Inc. and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, dated the date of this prospectus, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of common units set forth opposite its name below:

Underwriters	Number of Common Units
Raymond James & Associates, Inc.
Wells Fargo Securities, LLC
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated
Wunderlich Securities, Inc.
Capital One Securities, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the common units offered by this prospectus are subject to approval by their counsel of certain legal matters and to certain other customary conditions set forth in the underwriting agreement.

The underwriters are obligated to purchase and accept delivery of all of the common units offered by this prospectus, if any of the units are purchased, other than those covered by the underwriters’ purchase option described below.

The underwriters initially propose to offer the common units directly to the public at the public offering price listed on the cover page of this prospectus and to various dealers at that price less a concession not in excess of $        per unit. After the public offering of the common units, the underwriters may change the public offering price and other selling terms. The common units are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them. The underwriters reserve the right to reject an order for the purchase of the common units in whole or in part.

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of        additional common units at the public offering price set forth on the cover page of this prospectus, less underwriting discounts. If the underwriters exercise this option, each underwriter, subject to certain conditions, will become obligated to purchase approximately the same percentage of these additional units as the number listed next to the underwriter’s name in the preceding table bears to the total number of common units listed next to the names of all underwriters in the preceding table.

Discounts and Expenses

The following table shows the amount per common unit and total underwriting discounts that we will pay to the underwriters and the proceeds to us before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	Per Unit	No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds (before expenses) to us	$	$	$

We will pay Raymond James & Associates, Inc. a structuring fee of $         million (or $         million if the underwriters exercise their option to purchase additional common units in full) for evaluation, analysis and structuring of the partnership. We have also agreed to reimburse the underwriters for up to $20,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority (“FINRA”) of the terms of sale of the common units offered hereby.

The other offering expenses that are payable by us are estimated to be $          million (exclusive of underwriting discounts and structuring fee).

Indemnification

We, our general partner and certain of its affiliates have agreed to indemnify the underwriters against various liabilities that may arise in connection with this offering, including liabilities under the Securities Act for errors or omissions in this prospectus or the registration statement of which this prospectus is a part. However, we will not indemnify the underwriters if the error or omission was the result of information the underwriters supplied in writing for inclusion in this prospectus or the registration statement.

Lock-Up Agreements

Subject to specified exceptions, we, our general partner, executive officers and directors of our general partner, certain affiliates of our general partner, the SteelPath Funds, Fuel USA and certain individuals who purchase common units in our directed unit program have agreed with the underwriters, for a period of 180 days after the date of this prospectus, not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any common units or any securities convertible into or exchangeable for common units without the prior written consent of the representatives. These agreements also preclude any hedging collar or other transaction designed or reasonably expected to result in a disposition of common units or securities convertible into or exercisable or exchangeable for common units. The representatives may, in their discretion and at any time without notice, release all or any portion of the securities subject to these agreements. The representatives do not have any present intent or any understanding to release all or any portion of the securities subject to these agreements.

Stabilization

Until this offering is completed, SEC rules may limit the ability of the underwriters and certain selling group members to bid for and purchase the common units. As an exception to these rules and in accordance with Regulation M of the Exchange Act, the underwriters may engage in certain transactions that stabilize, maintain or otherwise affect the price of the common units in order to facilitate the offering of the common units, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions may include making short sales of common units, which involve the sale by the underwriters of a greater number of common units than it is required to purchase in this offering and purchasing common units from us by exercising their option to purchase additional common units or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ purchase option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by exercising the option to purchase additional common units or by purchasing common units in the open market after the distribution has been completed. In making this determination, the underwriters will consider, among other things, the price of common units available for purchase in the open market.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase common units in the open market to cover the position after the pricing of this offering.

The underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common units in the offering, if the syndicate repurchases previously distributed common units to cover syndicate short positions or to stabilize the price of the common units. These activities may raise or maintain the market price of the common units above independent market levels or prevent or retard a decline in market price of the common units.

As a result of these activities, the price of the common units may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may discontinue them without notice at any time. The underwriters may carry out these transactions on the NYSE or otherwise.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking and other services for us and our affiliates in the ordinary course of their business, for which they have received, or may receive, customary compensation, fees, commissions and expense reimbursement. Additionally, affiliates of certain of the underwriters are lenders under our credit facilities.

Discretionary Accounts

The underwriters may confirm sales of the common units offered by this prospectus to accounts over which they exercise discretionary authority but do not expect those sales to exceed 5% of the total common units offered by this prospectus.

Directed Unit Program

At our request, the underwriters have reserved up to 5% of the common units being offered by this prospectus (excluding the common units that may be issued upon the underwriters’ exercise of their option to purchase additional common units) for sale at the initial public offering price to directors, officers and employees of our general partner, GPM and its affiliates and certain other persons associated with us. The sales will be made by Raymond James & Associates, Inc. through a directed unit program. It is not certain if these persons will choose to purchase all or any portion of these reserved units, but any purchases they make will reduce the number of common units available for sale to the general public. Any reserved units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered by this prospectus. The individuals eligible to participate in the directed unit program must commit to purchase no later than before the close of business on the date of this prospectus. We, our general partner and certain of its affiliates have agreed to indemnify Raymond James & Associates, Inc. and the underwriters against certain liabilities and expenses in connection with the directed unit program, including liabilities under the Securities Act in connection with the sale of the reserved units and for the failure of any participant to pay for its common units. Participants who purchase $50,000 or more of common units under the directed unit program will be subject to a 180-day lock-up period with respect to any common units sold to them under the program. This lock-up agreement will have similar restrictions to the lock-up agreements with the underwriters described above.

Listing

We intend to apply to list our common units on the NYSE under the symbol “GPMP.” In connection with the listing of our common units on the NYSE, the underwriters will undertake to sell round lots of 100 units or more to a minimum of 400 beneficial owners.

Determination of Initial Offering Price

Prior to this offering, there has been no public market for the common units. Consequently, the initial public offering price for the common units will be determined by negotiations among us and the underwriters. The primary factors to be considered in determining the initial public offering price will be:

•	estimates of distributions to our unitholders;

•	overall quality of our properties and operations;

•	industry and market conditions prevalent in our industry;

•	the information set forth in this prospectus and otherwise available to the representatives; and

•	the general conditions of the securities markets at the time of this offering.

Electronic Prospectus

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by the underwriters or us and should not be relied upon by investors.

FINRA Conduct Rules

Because FINRA is expected to view the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The audited financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website will be located at www.                .com and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	GPM’s business strategy and operations and GPM’s conflicts of interest with us;

•	renewal or renegotiation of our long-term distribution contracts with our customers;

•	changes in the price of and demand for the motor fuel that we distribute;

•	our dependence on three principal suppliers;

•	competition in the wholesale motor fuel distribution industry;

•	seasonal trends;

•	increased costs;

•	our ability to make acquisitions;

•	environmental laws and regulations;

•	dangers inherent in the storage of motor fuel; and

•	our reliance on third parties for transportation services.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

GPM Petroleum LP and Subsidiary

Condensed consolidated balance sheets (unaudited)

(Dollars in thousands)

	As of June 30, 2017	As of December 31, 2016*
Assets
Current assets:
Cash and cash equivalents	$1,150	$7,410
Accounts receivable	18,589	18,126
Related-party receivables	22,902	20,004
Fuel inventory	1	16
Prepaid expenses and other current assets	1,895	747

Total current assets	44,537	46,303
Non-current assets:
Property and equipment, net	2,569	2,607
Intangible assets, net	24,451	25,973
Restricted investments	31,825	31,825

Total assets	$103,382	$106,708

Liabilities
Current liabilities:
Accounts payable	$34,926	$36,276
Related-party payables	610	897
Accrued expenses and other current liabilities	5,418	5,849

Total current liabilities	40,954	43,022
Non-current liabilities:
Line of credit, net	11,983	11,730
Long-term debt, net	32,366	32,349
Asset retirement obligations	167	164

Total liabilities	85,470	87,265

Partners’ equity:
Partners’ equity	21,491	20,691
Retained deficit	(3,579)	(1,248)

Total partners’ equity	17,912	19,443

Total liabilities and partners’ equity	$103,382	$106,708

*	December 31, 2016 amounts are derived from audited consolidated financial statements.

The accompanying notes are an integral part of these condensed consolidated financial statements.

GPM Petroleum LP and Subsidiary

Condensed consolidated statements of operations (unaudited)

(Dollars in thousands)

	Six months ended June 30,
	2017	2016
Revenues:
Fuel revenue - related-party	$664,482	$405,481
Fuel revenue	4,872	46,470
Rental income	165	152
Other income	189	109

Total revenues	669,708	452,212
Cost of revenues:
Fuel cost of revenues - related-party	646,194	392,870
Fuel cost of revenues	4,834	45,462

Total cost of revenues	651,028	438,332

Gross profit	18,680	13,880

Operating expenses:
General and administrative	408	281
Allocated general and administrative	800	730
Depreciation and amortization	1,559	910

Total operating expenses	2,767	1,921

Operating income	15,913	11,959
Interest expense, net	818	752

Net income	$15,095	$11,207

The accompanying notes are an integral part of these condensed consolidated financial statements.

GPM Petroleum LP and Subsidiary

Condensed consolidated statement of changes in partners’ equity (unaudited)

(Dollars in thousands)

	Limited Partners’ Equity	Retained Deficit	Total Partners’ Equity
Balance - December 31, 2016	$20,691	$(1,248)	$19,443
Distributions to partners	—	(17,426)	(17,426)
Allocated general and administrative expenses contribution	800	—	800
Net income	—	15,095	15,095

Balance - June 30, 2017	$21,491	$(3,579)	$17,912

The accompanying notes are an integral part of these condensed consolidated financial statements.

GPM Petroleum LP and Subsidiary

Condensed consolidated statements of cash flows (unaudited)

(Dollars in thousands)

	Six months ended June 30,
	2017	2016
Cash flows from operating activities:
Net income	$15,095	$11,207
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,559	910
Allocated general and administrative expenses contribution	800	730
Amortization of deferred financing costs	270	262
Accretion of asset retirement obligations	3	2
Changes in assets and liabilities:
Increase in accounts receivable	(463)	(13,616)
Decrease (increase) in inventory	15	(1,086)
Increase in related-party receivables and payables	(3,185)	(13,416)
Increase in prepaid expenses and other current assets	(164)	(142)
(Decrease) increase in accounts payable and accrued expenses	(2,565)	22,259

Net cash provided by operating activities	11,365	7,110

Cash flows from investing activities:
Purchase of restricted investments	—	(31,825)
Acquisition of fuel supply agreement, GasMart Acquisition	—	(3,634)

Net cash used in investing activities	—	(35,459)

Cash flows from financing activities:
Borrowings on lines of credit	—	7,100
Repayment of related-party loans	—	(24,057)
Payment of deferred financing costs	—	(2,316)
Proceeds from private issuance, net of transaction costs	—	63,243
Payment of transaction costs	(199)	—
Distributions to partners	(17,426)	(10,471)

Net cash (used in) provided by financing activities	(17,625)	33,499

Net (decrease) increase in cash and cash equivalents	(6,260)	5,150
Cash and cash equivalents, beginning of period	7,410	1

Cash and cash equivalents, end of period	$1,150	$5,151

The accompanying notes are an integral part of these condensed consolidated financial statements.

GPM Petroleum LP and Subsidiary

Condensed consolidated statements of cash flows (unaudited) (cont’d)

(Dollars in thousands)

	Six months ended June 30,
	2017	2016
Supplemental disclosure of non-cash flow information:
Assignment of assets and liabilities from GPM and subsidiaries:
Related-party loans	$—	$24,057
Term loans	—	32,416
Trade payables	—	7,714
Net property and equipment	—	2,683
Intangible assets	—	737
Asset retirement obligations	—	159
Contribution of fuel distribution rights, Fuel USA Acquisition	—	16,875

The accompanying notes are an integral part of these condensed consolidated financial statements.

GPM Petroleum LP and Subsidiary

Notes to Condensed Consolidated Financial Statements

(unaudited)

1. Organization and Principles of Consolidation

GPM Petroleum LP (the “Partnership”) is a Delaware limited partnership formed in March 2015. GPM Petroleum, LLC, a wholly-owned subsidiary of the Partnership, is a Delaware limited liability company formed in March 2015 to conduct the operations of the Partnership. GPM Petroleum GP, LLC (the “General Partner”) is a Delaware limited liability company formed in March 2015 as the general partner of the partnership, and is wholly-owned by GPM Investments, LLC, a Delaware limited liability company. The Partnership commenced operations on January 12, 2016. The Partnership supplies fuel to GPM Investments, LLC and its subsidiaries (collectively, “GPM”). The Partnership also supplies fuel to a small number of independent outside operators and bulk purchasers. The Partnership operates as a single business segment. All of the Partnership’s operations are conducted, and all of its assets are located in, the United States.

2. Summary of Significant Accounting Policies

Basis of Presentation

All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 (“interim financial statements”) are unaudited and have been prepared in accordance with U.S. GAAP for interim financial information and Regulation S-X set forth by the Securities and Exchange Commission for interim reporting. As permitted under these rules, certain footnotes or other financial information normally required by U.S. GAAP may be condensed or omitted. In the opinion of management, all adjustments (consisting of normal and recurring adjustments) considered necessary for a fair presentation have been included in the interim financial statements. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ended December 31, 2017 or any other future period. These interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes of the Partnership for the year ended December 31, 2016.

The same significant accounting policies, presentation and methods of computation have been followed in these interim financial statements as were applied in the preparation of the Partnership’s consolidated financial statements as of and for the year ended December 31, 2016.

Accounting Periods

The Partnership’s fiscal periods end on the last day of the month, and its fiscal year ends on December 31. This results in the Partnership experiencing fluctuations in current assets and current liabilities due to purchasing and payment patterns which change based upon the day of the week. As a result, working capital can change from period to period not only due to changing business operations, but also due to a change in the day of the week in which each period ends. The Partnership earns a disproportionate amount of its annual operating income in the second and third quarters as a result of the climate and seasonal buying patterns of its customers. Inclement weather, especially in the Midwest and Northeast regions of the US during the winter months, can negatively impact financial results.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers. The new standard will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other U.S. GAAP requirements). The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of the standard by one year. The deferral results in the new revenue standard being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, for public companies and for fiscal years beginning after December 15, 2018 for all other entities. The Partnership is assessing the impact of the adoption of this new standard on its consolidated financial statements, including the adoption method, and does not expect the standard to materially affect the recognition of revenue and consolidated net income, financial position or cash flows.

3. Partners’ Equity

As of June 30, 2017, the Partnership units authorized, issued and outstanding were as follows:

	Authorized	Issued and Outstanding
General Partnership Interest	n/a	n/a
Class A Preferred limited partnership units	3,500,000	3,500,000
Class B Preferred limited partnership units	15,707,500	15,707,500
Class AQ limited partnership units	843,750	843,750

As of December 31, 2016, the Partnership units authorized, issued and outstanding were as follows:

	Authorized	Issued and Outstanding
General Partnership Interest	n/a	n/a
Class A Preferred limited partnership units	3,500,000	3,500,000
Class B Preferred limited partnership units	14,132,500	14,132,500
Class AQ limited partnership units	843,750	843,750

Roadrunner Acquisition

On February 10, 2017, GPM entered into a stock purchase agreement with unrelated third-parties for the acquisition of an entity that operates 92 Roadrunner convenience stores and gas stations (the “Convenience Business”). On April 4, 2017, the closing date, the acquired entity contributed the rights to supply fuel to the Convenience Business sites and certain of its contracts with third-party fuel suppliers to the Partnership in exchange for units of the Partnership, that increased GPM’s (direct or indirect) holdings in the Partnership to 78.34%. The Class A Preferred units limited partner interest was diluted to approximately 17.46% and the Class AQ limited partner interest was diluted to approximately 4.20%.

Cash Distributions

The Partnership Agreement prescribes the amount and priority of cash distributions that the limited partners and General Partner will receive. The distributions are declared subsequent to each month-end. Any shortfall in the payment of the priority distributions are classified as arrearage. The following table reflects the allocation of total cash distributions and arrearages to the general and limited partners applicable to the period in which the distributions were earned:

	Six months ended June 30,
	2017		2016
	Distributions	Arrearage	Distributions	Arrearage
	(in thousands)
Class A Preferred units partners’ distributions and arrearage	$3,500	$—	$3,293	$—
Class B Preferred units partners’ distributions and arrearage	13,376	4,599	9,278	2,094
Class AQ units partners’ distributions and arrearage	754	299	438	110

Total	$17,630	$4,898	$13,009	$2,204

4. Related-party Transactions

Revenues from the sale of fuel to GPM are recorded at the Partnership’s cost of fuel and transportation plus a fixed margin of 4.5 cents per gallon. Related-party receivables and payables related to these transactions are settled in the ordinary course of business and are disclosed on the consolidated balance sheets. Certain general and administrative expenses of the General Partner have been allocated to the Partnership. These expenses included such items as management oversight, information technology, legal and other financial and administrative services. These allocations do not fully reflect the expenses that would have been incurred had the Partnership been a stand-alone limited partnership. Management believes the charges allocated were a reasonable reflection of the utilization of services provided.

The majority of the Partnership’s operating revenues are derived from transactions with GPM and all of the related-party receivables were due from GPM. Therefore, the Partnership is subject to the business risks associated with GPM’s business.

5. Subsequent Events

The Partnership has evaluated subsequent events through August 15, 2017, the approval date of the interim financial statements. Other than as described below, no events were identified that required recognition or disclosure in the interim financial statements.

Acquisition of Fuel Supply Rights

On May 28, 2017, GPM entered into an asset purchase agreement for the acquisition of seven Jiffy Stop convenience stores located in the Midwest. The closing occurred on July 18, 2017. At the closing, the Partnership purchased the right to supply fuel to the acquired sites in exchange for GPM entering into an exclusive 10 year fuel supply agreement with the Partnership. The Partnership paid $2.0 million for the fuel supply rights, which was financed with the KeyBank Line of Credit.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Partners

GPM Petroleum LP and Subsidiary:

We have audited the accompanying consolidated balance sheet of GPM Petroleum LP (a Delaware limited partnership) and Subsidiary (the “Partnership”) as of December 31, 2016, and the related consolidated statements of operations, changes in partners’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GPM Petroleum LP and Subsidiary as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP Raleigh, North Carolina April 28, 2017

GPM Petroleum LP and Subsidiary

Consolidated balance sheet

(Dollars in thousands)

As of December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$7,410
Accounts receivable	18,126
Related-party receivables	20,004
Fuel inventory	16
Prepaid expenses	747

Total current assets	46,303
Non-current assets:
Property and equipment, net	2,607
Intangible assets, net	25,973
Restricted investments	31,825

Total assets	$106,708

Liabilities
Current liabilities:
Accounts payable	$36,276
Related-party payables	897
Accrued expenses and other current liabilities	5,849

Total current liabilities	43,022
Non-current liabilities:
Line of credit, net	11,730
Long-term debt, net	32,349
Asset retirement obligations	164

Total liabilities	87,265

Commitments and contingencies - see Note 8
Partners’ equity:
Partners’ equity	20,691
Retained deficit	(1,248)

Total partners’ equity	19,443

Total liabilities and partners’ equity	$106,708

The accompanying notes are an integral part of this consolidated financial statement.

GPM Petroleum LP and Subsidiary

Consolidated statement of operations

(Dollars in thousands except earnings per unit)

For the year ended December 31, 2016
Revenues:
Fuel revenue - related-party	$950,796
Fuel revenue	60,243
Rental income	316
Other income	317

Total revenues	1,011,672
Cost of revenues:
Fuel cost of revenues - related-party	922,263
Fuel cost of revenues	59,002

Total cost of revenues	981,265

Gross profit	30,407

Operating expenses:
General and administrative	461
Allocated general and administrative	1,498
Depreciation and amortization	2,349

Total operating expenses	4,308

Operating income	26,099
Interest expense, net	1,470

Net income	$24,629

The accompanying notes are an integral part of this consolidated financial statement.

GPM Petroleum LP and Subsidiary

Consolidated statement of changes in partners’ equity

(Dollars in thousands)

	Limited Partners’ Equity	Retained Deficit	Total Partners’ Equity
Balance - January 1, 2016	$1	$—	$1
Private issuance, net of issuance costs	2,317	—	2,317
Apple Seller investment (see Note 5)	16,875	—	16,875
Distributions to partners	—	(25,877)	(25,877)
Allocated general and administrative expenses contribution	1,498	—	1,498
Net income	—	24,629	24,629

Balance - December 31, 2016	$20,691	$(1,248)	$19,443

The accompanying notes are an integral part of this consolidated financial statement.

GPM Petroleum LP and Subsidiary

Consolidated statement of cash flows

(Dollars in thousands)

For the year ended December 31, 2016
Cash flows from operating activities:
Net income	$24,629
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,349
Allocated general and administrative expenses contribution	1,498
Amortization of deferred financing costs	528
Accretion of asset retirement obligations	5
Changes in assets and liabilities:
Increase in accounts receivable	(18,126)
Increase in inventory	(16)
Increase in related-party receivables and payables	(19,107)
Increase in prepaid expenses	(747)
Increase in accounts payable and accrued expenses	34,411

Net cash provided by operating activities	25,424

Cash flows from investing activities:
Purchase of restricted investments	(31,825)
Acquisition of fuel supply agreement, GasMart Acquisition	(3,634)
Acquisition of fuel supply agreement, JiffiStop Acquisition	(7,000)

Net cash used in investing activities	(42,459)

Cash flows from financing activities:
Borrowings on line of credit	14,100
Payments on line of credit	(600)
Repayment of related-party loans	(24,057)
Payment of deferred financing costs	(2,365)
Proceeds from private issuance, net of transaction costs	63,243
Distributions to partners	(25,877)

Net cash provided by financing activities	24,444

Net increase in cash and cash equivalents	7,409
Cash and cash equivalents, beginning of year	1

Cash and cash equivalents, end of year	$7,410

Cash received for interest	$67

Cash paid for interest	$1,018

The accompanying notes are an integral part of this consolidated financial statement.

GPM Petroleum LP and Subsidiary

Consolidated statement of cash flows (cont’d)

(Dollars in thousands)

For the year ended December 31, 2016
Supplemental disclosure of non-cash flow information:
Assignment of assets and liabilities from GPM and subsidiaries:
Related-party loans	$24,057
Term loans	32,416
Trade payables	7,714
Net property and equipment	2,683
Intangible assets	737
Asset retirement obligations	159
Contribution of fuel distribution rights, Fuel USA Acquisition	16,875

The accompanying notes are an integral part of this consolidated financial statement.

GPM Petroleum LP and Subsidiary

Notes to Consolidated Financial Statements

1. Organization and Principles of Consolidation

GPM Petroleum LP (the “Partnership) is a Delaware limited partnership formed in March 2015. GPM Petroleum, LLC, a wholly-owned subsidiary of the Partnership, is a Delaware limited liability company formed in March 2015 to conduct the operations of the Partnership. GPM Petroleum GP, LLC (the “General Partner”) is a Delaware limited liability company formed in March 2015 as the general partner of the partnership, and is wholly-owned by GPM Investments, LLC, a Delaware limited liability company. The Partnership commenced operations on January 12, 2016. The Partnership supplies fuel to GPM Investments, LLC and its subsidiaries (collectively, “GPM”). The Partnership also supplies fuel to a small number of independent outside operators and bulk purchasers. The Partnership operates as a single business segment. All of the Partnership’s operations are conducted, and all of its assets are located, in the United States (US).

In March 2015, GPM agreed to contribute $1,000 to the Partnership in exchange for a 100% limited partner interest. On January 11, 2016, the Partnership, GPM and certain of GPM’s subsidiaries signed an agreement with an unrelated US investment company through two of its funds (collectively, the “Investor”), pursuant to which, within the framework of a private placement, the Partnership issued to the Investor, upon closing on January 12, 2016, 22.46% of the limited partnership interests in the Partnership, or 3.5 million Class A preferred units (“A Units”), in exchange for consideration of $70.0 million. The balance (approximately 77.54% at that time) of the limited partnership interests (Class B preferred units (“B Units”)) were held by GPM and by WOC Southeast Holding Corp. (“WOC”), a wholly owned and controlled subsidiary of GPM.

In addition, the Investor was granted certain minority protection rights including, among others, tag along rights, preemptive rights, the right to appoint one director to the Board of the General Partner and the requirement to receive such director’s approval for certain decisions, all as set forth in the agreements between the parties. These rights shall expire upon the conversion of the A Units to common units as specified below, to the extent such conversion takes place.

Upon an initial public offering of common units of the Partnership (“IPO”), all A Units will be converted into common units, however, the Investor will be entitled to common units at a value that results in at least a 10% return (calculated on an annualized basis) on the amount of its investment in the Partnership (if necessary at the time of the IPO, the Investor will be granted common units representing more than its proportionate share in the A units or will receive cash in lieu of additional common units, at GPM’s option). In an IPO, as requested by the General Partner, the holders of A Units can be required to sell up to 50% of their converted common units. After the IPO, the holders of common units issued upon conversion of A Units will be granted certain registration rights to enable them to sell their common units to the public, subject to the rules of the applicable stock exchange and securities laws, applicable lock up agreements and similar restrictions.

If any of the following events occur: (1) a change in control (other than an IPO or certain transactions as specified in the Partnership’s Agreement of Limited Partnership); (2) failure to pay the minimum monthly distribution on the A Units in full for eight months (consecutive or cumulative) following four consecutive months of non-payment in full; or (3) the failure of the Partnership to have an IPO within five years from closing, then upon request from the Investor, the Partnership could do one of the following (with the selection being at the discretion of the General Partner): (a) redeem the A Units in cash for the purchase price plus the Accrued Distributions (provided that in the case of clauses (1) and (2) the purchase price shall be 103% of the purchase price); (b) sell the assets of the Partnership followed by a distribution of the proceeds thereof with priority to the A Units; (c) effectuate an initial public offering; or (d) increase the minimum monthly distribution on the A Units by 50%.

As part of completion of the transactions, with regard to the Partnership (directly or relating to an entity wholly-owned and controlled by it), the following actions were taken:

1.	Assignment of fuel distribution agreements – The Partnership assumed all the rights and obligations under the agreements between GPM and its subsidiaries and their fuel suppliers. GPM has agreed to guaranty the obligations under such agreements.

2.	Distribution agreements with GPM – GPM and its subsidiaries entered into exclusive distribution agreements for 10 years with the Partnership pursuant to which GPM and its subsidiaries will purchase fuel from the Partnership at the Partnership’s cost of fuel including taxes and transportation plus a fixed margin of 4.5 cents per gallon.

3.	Regarding the relationship between the Partnership and GPM with respect to future transactions – Until the earlier of (i) January 12, 2026 or (ii) the consummation of an IPO, in the event that GPM or any entity controlled by GPM proposes to acquire any retail or wholesale fuel distribution assets, the Partnership shall have the right to purchase such fuel supply activity or will otherwise distribute fuel to GPM for sale at such acquired assets at a lower fixed margin than mentioned in 2. above.

4.	Assignment of assets and liabilities to the Partnership – The Partnership assumed assets and liabilities of GPM which included (1) assignment of related-party loans in the amount of approximately $24 million, (2) the assignment of approximately $32.4 million representing two term loans, (3) approximately $7.7 million of certain trade payables, (4) approximately $2.7 million of property and equipment, net, (5) approximately $0.7 million of fuel supply agreement intangible assets, and (6) approximately $0.2 million of asset retirement obligations.

Refer to Note 9 below for changes in ownership of the limited partnership interests of the Partnership as a result of the Fuel USA Acquisition and the Admiral Acquisition.

2. Summary of Significant Accounting Policies

Basis of Presentation

All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Accounting Periods

The Partnership’s fiscal periods end on the last day of the month, and its fiscal year ends on December 31. This results in the Partnership experiencing fluctuations in current assets and current liabilities due to purchasing and payment patterns which change based upon the day of the week. As a result, working capital can change from period to period not only due to changing business operations, but also due to a change in the day of the week in which each period ends. The Partnership earns a disproportionate amount of its annual operating income in the second and third quarters as a result of the climate and seasonal buying patterns of its customers. Inclement weather, especially in the Midwest and Northeast regions of the US during the winter months, can negatively impact financial results.

Use of Estimates

In the preparation of consolidated financial statements, management may make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Whenever available, fair value is based on observable market prices or parameters, or is derived from such prices or parameters. When observable prices or inputs are not available, use of unobservable prices or inputs are used to estimate the current fair value, often using an internal valuation model. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the item being valued. The Partnership uses fair value measurements to routinely assess impairment of long-lived assets.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with a maturity of three months or less at the time of purchase, which are not restricted, to be cash equivalents. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits.

Accounts Receivable

The majority of accounts receivable are for credit cards and rebates from fuel suppliers in the ordinary course of business. As such, the Partnership did not experience any write-offs for the year ended December 31, 2016. At the balance sheet date, the Partnership assesses its need for an allowance for potential losses in the collection of its receivables and writes off receivable amounts after determination that the balances are uncollectible. There was no allowance for potential losses as of December 31, 2016. Credit card receivables are typically collected within two to three days and receivables from fuel suppliers are typically collected within one to 12 months.

Inventory

Inventory is stated at the lower of cost or market. Inventory cost is determined using the average cost using the first-in, first-out (FIFO) basis, which approximates the actual cost of the inventory.

Restricted Investments

Restricted investments consist primarily of US Treasury and other investment grade securities with maturities no longer than one year. Investments are considered held-to-maturity and carried at amortized cost. When applicable, the cost of securities sold will be based on the specific identification method. The balance of the restricted investments as of December 31, 2016 secured 98% of the outstanding principal amount of the GPMP Term Loan as defined and described in Note 7 below, and will secure this balance until the loan is fully repaid. As a result, the balance was classified as a non-current asset.

Property and Equipment

Property and equipment are carried at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets as follows:

Range in Years
Buildings and leasehold improvements	15 to 30
Signs	10 to 15
Fuel equipment	5 to 30

Amortization of leasehold improvements is based upon the shorter of the remaining terms of the leases including renewal periods that are reasonably assured or the estimated useful lives. Expenditures for maintenance and repairs are charged directly to expense when incurred and major improvements are capitalized.

Impairment of Long-lived Assets

The Partnership reviews its long-lived assets, including property and equipment and amortizable intangible assets, for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If a review indicates that the assets will not be recoverable, based on the expected undiscounted net cash flows of the related asset, an impairment loss is recognized and the asset’s carrying value is reduced to fair value. No impairment losses were recorded in the year ended December 31, 2016.

Intangible Assets

Intangible assets are recorded at cost. Amortization of finite lived intangible assets is provided using the straight-line method of amortization over the estimated useful lives of the intangible assets, which is generally 10 years.

Financial Instruments

The financial instruments of the Partnership primarily include cash and cash equivalents, restricted investments, trade receivables, trade payables and long-term loans from banking entities. The estimated fair values of these financial instruments, with the exception of long-term loans from banking entities, were classified as Level 1 measurements per the fair value hierarchy and approximated their carrying amounts due to the short-term nature of these accounts. The estimated fair values of long-term loans were classified as Level 2 measurements and approximated their carrying amount because interest rates approximated current market rates.

Revenue Recognition

Fuel revenue—Revenues from the sale of fuel to GPM are recorded at the Partnership’s cost of fuel, including transportation, plus a fixed margin of 4.5 cents per gallon. Revenues from the sale of fuel to third parties are recorded at the Partnership’s cost of fuel, including transportation, plus a mark-up. All revenue is recognized at the time when title passes to the customer. From January 12, 2016 through July 31, 2016, GPM’s company-operated sites in Delaware were consignees of the Partnership. As a result, revenue from the sale of fuel to these sites also included taxes.

Fuel taxes—Whether these taxes are presented on a gross or net basis is dependent on whether the Partnership is acting as a principal or agent in the sales transaction. Certain fuel and sales taxes are invoiced by fuel suppliers and remitted to governmental agencies either directly, or through suppliers, by GPM. Fuel taxes are presented on a net basis for direct sales to GPM and dealers in which the Partnership does not retain title to the inventory. Fuel taxes are presented on a gross basis for consignment fuel sales because the Partnership is acting as the primary obligor, has pricing latitude and is also exposed to inventory and credit risks. Fuel revenue and fuel cost of revenue included fuel taxes of $11.2 million for the period through July 31, 2016.

Rental income—Rental income on leased property to dealers is recognized on a straight-line basis based upon lease agreements with tenants.

Cost of Revenues

The Partnership records discounts and rebates received from suppliers as a reduction of cost as the discount or rebate is based upon purchases. Discounts conditional upon the volume of the purchases or on meeting certain other goals are included in the consolidated financial statements on a basis relative to the progress toward the goals required to obtain a discount, as long as receiving the discounts is reasonably assured and its amount can be reasonably estimated. The estimate of meeting the goals is based, among other things, on contract terms and historical purchases/sales as compared to required purchases/sales.

The Partnership includes in cost of revenues from fuel sales all costs incurred to acquire fuel, including the costs of purchasing and transporting product for delivery to customers, with the exception of sub-wholesalers and bulk purchasers who provide their own transportation. In the case where the Partnership is selling fuel to dealer who receives its supply from GPM, the transportation is not included in the revenue or cost of revenues. In this case, GPM contracts with the transportation company directly. The Partnership does not own transportation equipment and utilizes third party carriers to transport fuel inventory to the retail location. Cost of revenues from fuel sales does not include any depreciation of property and equipment as there are no significant amounts that could be attributed to cost of revenues. Accordingly, depreciation is separately classified in the consolidated statement of operations. Total purchases from suppliers who accounted for 10% or more of total purchases for the period presented, and the percentage of total fuel purchases, were as follows:

	For the year ended December 31, 2016
	Amount	% of purchases
	(in thousands)
Fuel products - Valero Marketing and Supply Company	$304,694	31%
Fuel products - Marathon Petroleum Company LLC	231,331	24%
Fuel products - BP Products North America Inc.	182,413	19%

Income Taxes

The Partnership’s operations are treated as a partnership for federal and state income tax purposes, with each partner being separately taxed on its share of taxable income. Therefore, income taxes have been excluded from these consolidated financial statements.

Uncertain tax positions meeting the more likely than not recognition threshold are measured and recognized in the consolidated financial statements at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. The Partnership classifies interest and penalties related to income tax matters as a component of income tax expense on the statement of operations.

Tax years ended December 31, 2015 through December 31, 2016 remain open and are subject to examination by the taxing authorities.

New Accounting Pronouncements

Revenue Recognition—In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The new standard will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other U.S. GAAP requirements). The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of the standard by one year. The deferral results in the new revenue standard being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, for public companies and for fiscal years beginning after December 15, 2018 for all other entities. The Partnership is assessing the impact of the adoption of this new standard on its consolidated financial statements, including the adoption method, and management does not expect the standard to materially affect the Partnership’s recognition of revenue and consolidated net income, financial position or cash flows.

3. Accounts Receivable

Receivables consisted of the following:

As of December 31, 2016
(in thousands)
Credit card receivables	$12,854
Vendor receivables	4,464
Dealer receivables	373
Other accounts receivable	435

Total accounts receivable	$18,126

4. Property and Equipment

Property and equipment consisted of the following:

As of December 31, 2016
(in thousands)
Land	$1,516
Buildings and leasehold improvements	1,276
Equipment	552
Accumulated depreciation	(737)

Total property and equipment, net	$2,607

Depreciation expense was $0.08 million for the year ended December 31, 2016.

5. Intangible Assets

Intangible assets consisted of the following:

As of December 31, 2016
(in thousands)
Fuel distribution rights	$27,509
Fuel supply agreements	737
Accumulated amortization - Fuel distribution rights	(1,884)
Accumulated amortization - Fuel supply agreements	(389)

Total intangible assets	$25,973

GasMart Acquisition

On January 22, 2016, GPM entered into an asset purchase agreement for the acquisition of up to 21 convenience stores. The closings of 15 of the 21 convenience stores occurred in multiples phases, all of which were completed by February 23, 2016. At each closing, the Partnership purchased the right to supply fuel to the acquired sites in exchange for GPM entering into an exclusive 10 year fuel supply agreement with the Partnership. The Partnership paid approximately $3.6 million for the fuel supply rights (the “GasMart Acquisition”).

Fuel USA Acquisition

Pursuant to an agreement dated January 14, 2016 between one of GPM’s subsidiaries, GPM Apple, LLC, and an unrelated third party (“Apple Seller”), GPM Apple, LLC purchased 42 self-operated stores and 20 dealer operated stores and dealer fuel supply agreements (the “Fuel USA Acquisition”). The closings occurred in two phases with the final closing completed on March 8, 2016. The Apple Seller contributed its rights to supply fuel to the stores acquired by GPM Apple, LLC, to the Partnership in exchange for Class AQ limited partnership units (“AQ Units”) having a value of $16.9 million. The Partnership entered into an exclusive 10 year fuel supply agreement with GPM Apple, LLC. Refer to Note 9 for additional information on the limited partnership units issued.

JiffiStop Acquisition

Pursuant to an agreement dated June 30, 2016 between GPM and an unrelated third party, GPM purchased retail assets that included 17 convenience stores. The closing occurred on October 5, 2016 and October 6, 2016. The Partnership paid $7.0 million using borrowings under the KeyBank Line of Credit (as defined in Note 7) for the rights to supply fuel to the sites under an exclusive 10 year fuel supply agreement with GPM (the “JiffiStop Acquisition”).

Amortization Expense

The weighted average remaining amortization period for fuel distribution rights and fuel supply agreements was approximately one year and nine years as of December 31, 2016, respectively. Amortization expense related to intangible assets was $2.3 million for the year ended

December 31, 2016. Estimated amortization expense for each of the next five years and thereafter is expected to be as follows:

Future Amortization Expense	Amount
(in thousands)
2017	$2,989
2018	2,861
2019	2,751
2020	2,751
2021	2,751
Thereafter	11,870

$25,973

6. Accrued Expenses and Other Current Liabilities

The components of accrued expenses and other current liabilities were as follows:

As of December 31, 2016
(in thousands)
Fuel and other taxes	$4,797
Accrued freight	424
Accrued interest	46
Other accrued expenses	582

Total accrued expenses and other current liabilities	$5,849

7. Debt

Financing agreements with PNC Bank, National Association (“PNC”)

On January 12, 2016, GPM assigned two term loans to the Partnership. As of the date of such assumption, the principal balance of the term loans was $32.4 million.

The assigned term loans were amended and restated into a single term loan (the “GPMP Term Loan”), which provides for a three-year senior term loan of $32.4 million, the full amount of which will be due on January 12, 2019, provided that if the obligations owed under GPM’s PNC Facility and/or the GPM’s Midwest PNC Facility are paid in full and the commitments thereunder are terminated, the GPMP Term Loan shall be due and payable at such time.

The GPMP Term Loan bears interest, paid on a monthly basis, at either LIBOR plus 0.50% or a base rate (equal to the greatest of (i) the administrative agent’s prime rate, (ii) the one-month LIBOR plus 1.00%, and (iii) the federal funds rate plus 0.50%), at the Partnership’s election. The Partnership also paid certain customary closing fees and expenses under the GPMP Term Loan.

As of December 31, 2016, the Partnership had fixed the interest rate on the full amount of the GPMP Term Loan for 30 days at LIBOR plus 0.50%, or 1.19%.

The GPMP Term Loan is secured by US Treasury or other investment grade securities equal to 98% of the outstanding principal amount of the GPMP Term Loan. GPM executed a guaranty of collection of the Partnership’s obligations under the GPMP Term Loan, which guaranty is secured by GPM’s assets securing GPM’s PNC Facility.

The GPMP Term Loan provides for customary representations, warranties and covenants, including, among other things, covenants relating to (i) financial reporting and notices of material events and (ii) limitations on indebtedness and liens, dividends and distributions, and certain fundamental transactions. The GPMP Term Loan also requires the Partnership to maintain the following financial covenants:

Leverage Ratio – The Partnership is required to maintain a leverage ratio of no greater than 4.25 to 1.0, as calculated by comparing the Partnership’s Funded Debt as defined in the GPMP Term Loan to its adjusted EBITDA determined on a trailing four-quarter basis. As of December 31, 2016, the Partnership’s leverage ratio was 0.47 to 1.

Interest Coverage Expense Ratio – The Partnership is required to maintain an interest coverage expense ratio of not less than 2.50 to 1, calculated by comparing the Partnership’s adjusted EBITDA determined on a trailing four-quarter basis to its interest expense. Interest expense is calculated in the same manner as adjusted EBITDA. As of December 31, 2016, the Partnership’s interest coverage expense ratio was 29.49 to 1.

As of December 31, 2016, the Partnership was in compliance with all of the obligations and financial covenants under the terms and provisions of the GPMP Term Loan.

Total scheduled future principal payments required and amortization of deferred financing costs under the PNC financing agreements were as follows as of December 31, 2016:

Amount
(in thousands)
2017	$—
2018	—
2019	32,416

$32,416
Deferred financing costs	(67)

Total Debt	$32,349

Financing agreement with KeyBank

On January 12, 2016, the Partnership, certain lenders, and KeyBank National Association, as the administrative agent, swingline lender and letter of credit issuer entered into a credit agreement for a revolving credit facility (the “KeyBank Revolving Credit Facility”) in the initial aggregate principal amount of up to $110 million (the “KeyBank Line of Credit”). The KeyBank credit agreement also provides that the Partnership has the right to request a term loan of up to $20.0 million (the “KeyBank Term Loan Facility”) in connection with the closing of an initial public offering of the Partnership subject to the discretion of the lenders.

The KeyBank Revolving Credit Facility matures on July 10, 2020; however, if an initial public offering of the Partnership occurs, the maturity shall be extended until January 12, 2021. The full amount of the principal under the KeyBank Term Loan Facility would be due at maturity.

The initial aggregate commitments under the KeyBank Revolving Credit Facility are available on a revolving basis from January 12, 2016 until the maturity date of the KeyBank Revolving Credit Facility and the KeyBank Term Loan Facility (collectively, the “KeyBank Facilities”), of which $13.5 million was used as of December 31, 2016. All borrowings and letters of credit under the KeyBank Revolving Credit Facility are subject to the satisfaction of certain customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties.

The Partnership may utilize up to $10.0 million out of the KeyBank Revolving Credit Facility to issue letters of credit at an annual cost of 1.5% of the amount of the letters of credit issued. As of December 31, 2016, none of the KeyBank Revolving Credit Facility was utilized for the issuance of letters of credit.

Borrowings under the KeyBank Facilities bear interest at either the LIBOR or a base rate (equal to the greatest of (i) the administrative agent’s prime rate, (ii) the one-month LIBOR plus 1.00% and (iii) the federal funds rate plus 0.50%), at the Partnership’s election, in each case plus an applicable margin. The applicable margin for borrowings under the KeyBank Revolving Credit Facility are based on the Partnership’s most recently tested consolidated total leverage ratio and varies from (a) in the case of LIBOR loans, 2.50% to 3.25% and (b) in the case of base rate loans, 1.50% to 2.25%. The unused portion of the KeyBank Revolving Credit Facility is subject to commitment fees ranging from 0.375% to 0.50%. The Partnership also pays certain ongoing customary fees and expenses under the KeyBank Revolving Credit Facility.

As of December 31, 2016, the Partnership had fixed the interest rate on the full amount of the KeyBank Line of Credit for 30 days at LIBOR plus 2.50%, or 3.16%. As of December 31, 2016, the Partnership had $96.5 million of availability under the KeyBank Line of Credit.

The KeyBank Revolving Credit Facility is secured by (i) substantially all of the Partnership’s properties and assets, and the properties and assets of the Partnership’s subsidiary and (ii) pledges of the equity interests in all present and future subsidiaries (subject to certain exceptions as provided for under the KeyBank Credit Agreement).

The KeyBank Revolving Credit Facility is available for general partnership purposes, including working capital, capital expenditures and permitted acquisitions, and allows the Partnership to request that the aggregate commitments under the KeyBank Revolving Credit Facility be increased up to $220 million, subject to certain conditions, by way of obtaining additional commitments from the lenders (subject to their approval to increase their commitments in accordance with the KeyBank Facilities) or from other banks.

The KeyBank Facilities provide for customary representations, warranties and covenants, including, among other things, covenants relating to (i) financial and collateral reporting and notices of material events and (ii) limitations on indebtedness and liens, dividends and distributions, transactions with affiliates and certain fundamental transactions. The KeyBank Facilities also require the Partnership to maintain financial covenants which are the same as those required by the GPMP Term Loan.

Defaults of the KeyBank Facilities include, among other things, the failure to pay the minimum monthly distribution on the A Units in full for five months (consecutive or cumulative) following four consecutive months of non-payment in full.

As of December 31, 2016, the Partnership was in compliance with all of the obligations and financial covenants under the terms and provisions of the KeyBank Facilities.

Deferred financing costs

In connection with the GPMP Term Loan and the KeyBank Facilities, deferred financing costs of $2.4 million were incurred. At December 31, 2016, the gross value of deferred financing costs of $2.4 million and accumulated amortization of $0.5 million were recorded as a direct reduction from the carrying amount of the associated debt liabilities. Amortization of deferred financing costs was $0.5 million for the year ended December 31, 2016. Such amounts were classified as a component of interest expense, net in the accompanying consolidated statement of operations.

8. Commitments and Contingencies

Asset Retirement Obligations

The Partnership recognizes the future cost to remove an underground storage tank over the estimated remaining useful life of the underground storage tank. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time an underground storage tank is installed. The Partnership amortizes the amount added to equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks. The accretion of the asset retirement obligation is recorded in interest expense in accompanying consolidated statement of operations.

The estimated liability is based upon the Partnership’s historical experience in removing underground storage tanks, estimated tank useful lives, external estimates as to the cost to remove the tanks in the future and federal and state regulatory requirements. The liability is discounted using an 8% discount rate. The Partnership annually re-evaluates its asset retirement obligations and revisions to the liability could occur due to changes in estimates of tank removal costs or timing, tank useful lives or whether federal or state regulators enact new guidance on the removal of such tanks.

A reconciliation and roll forward of the liability for the removal of underground storage tanks was as follows:

Amount
(in thousands)
Beginning Balance as of January 1, 2016	$—
Assignment from GPM	159
Accretion expense	5

Ending Balance as of December 31, 2016	$164

Fuel Supply Agreements

The Partnership enters into fuel supply agreements with various major fuel suppliers. These fuel supply agreements have expiration dates at various times through August 31, 2026. In connection with certain of these fuel supply and related incentive agreements, the Partnership received upfront payments and other vendor assistance payments for rebranding costs and other incentives (collectively, “Vendor Incentives”). Under the Partnership’s fuel distribution agreements with GPM, the Partnership is required to assign the rights to the Vendor Incentives to GPM. If the Partnership defaults under the terms of any agreement, including not purchasing committed fuel purchase volume, or terminates any supply agreement prior to the end of the applicable term, the Partnership must reimburse the respective fuel supplier for the unearned unamortized portion of the payments received to date. As of December 31, 2016, the Partnership was in compliance with all of its fuel vendor agreements.

Purchase Commitments

In the ordinary course of business, the Partnership has entered into agreements with suppliers to purchase fuel for varying periods of time. The Partnership’s fuel vendor agreements with suppliers require minimum volume purchase commitments of branded and unbranded gasoline and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on gallons, with a purchase price at prevailing market rates for wholesale distributions. If the Partnership fails to purchase the required minimum volume during a contract year, the underlying supplier’s exclusive remedies (depending on the magnitude of the failure) are either termination of the supply agreement and/or a financial penalty per gallon based on the volume shortfall for the given year. Based upon the Partnership’s current and future expected purchases, the Partnership does not anticipate incurring penalties for volume shortfalls.

The total future minimum gallon volume purchase requirements from fuel vendors were as follows:

Gallons
(in thousands)
2017	345,615
2018	345,615
2019	345,615
2020	345,615
2021	345,615
Thereafter	1,157,462

Total	2,885,537

9. Partners’ Equity

As of December 31, 2016, the Partnership units authorized, issued and outstanding were as follows:

	Authorized	Issued and Outstanding
General Partnership Interest	n/a	n/a
Class A Preferred limited partnership units	3,500,000	3,500,000
Class B Preferred limited partnership units	14,132,500	14,132,500
Class AQ limited partnership units	843,750	843,750

Fuel USA Acquisition

As part of the Fuel USA Acquisition described in Note 5, the Partnership issued the Apple Seller 843,750 AQ Units. If for any reason the Partnership has not consummated the IPO by August 2017 (subject to Apple Seller’s right to extend the date until November 2017), the Apple Seller will be entitled to require GPM or its designees to purchase at least 51% of the Apple Seller’s units for a price of $20 per unit (the “Put Option”). If Apple Seller chooses to exercise the Put Option, the consideration for the acquired units will be paid in five equal annual installments, the first at the end of one year from the date of the purchase of such units from the Apple Seller.

In connection with the closing of the Fuel USA Acquisition, on March 1, 2016, the Partnership’s Agreement of Limited Partnership was amended and restated with the following additional provisions:

•

Distributable cash earned from and after March 1, 2016 will first be distributed to holders of A Units up to $0.1667 per month in respect of each unit (a total of $2 per year, representing 10% of the purchase price per unit), second to the holders of AQ Units up to $0.1333 per month in respect of each unit (a total of $1.60 per year, representing 8% of the purchase price per unit), third to holders of B Units up to $0.1333 per month in respect of each unit (a total of $1.60 per year, representing 8% of the purchase price per unit) and fourth to holders of AQ units and B Units pro rata up to $0.0334 per month in respect of each unit (a total of $0.40 per year, representing 2% of the purchase price per unit). Any distributions above the minimum monthly amounts will be paid to all limited partners on a pro rata basis. If the A Unit holders do not receive a distribution of the minimum monthly amount, their entitlement will accrue and will be made prior to any payment of distributions on units held by, the holders of AQ Units and B Units, and if the holders of AQ Units do not receive a distribution of the $0.1333 per month amount, the holders of AQ Units’ entitlement will accrue and will be made prior to any payment of distributions on B Units held. Additionally, if there is sufficient surplus cash to make the full distribution of the minimum monthly amount on the A Units but the Partnership elects not to make such full distribution, the accrued amount will be calculated at $0.25 per A Unit (instead of $0.1667 per A Unit).

•	The Apple Seller was granted certain minority protection rights including, among others, tag along rights, all as set forth in the Agreement of Limited Partnership. These rights shall expire upon the conversion of the Apple Seller’s units to common units as specified below, to the extent such conversion takes place.

•	Upon an IPO, all of the Apple Seller’s units will be converted into common units, however, the Apple Seller will be entitled to common units at a value that results in at least the $16.9 million deemed capital contribution to the Partnership (if necessary at the time of the offering, the Apple Seller will be granted common units representing more than its proportionate share in the Apple Seller’s units or will receive cash for such excess).

Admiral Acquisition

On September 23, 2016, GPM WOC Holdco, LLC (“Holdco”), a subsidiary of GPM, exercised an option for the acquisition of the stock of companies owning (at the date the option was exercised) 175 stores and entered into a purchase agreement with unrelated third parties (collectively, the “Admiral Seller”), whereby Holdco acquired from the Admiral Seller the full ownership in two US entities (the “Acquired Entities”) that operated, through wholly-owned subsidiaries (the “Admiral Subsidiaries”), 137 self-operated convenience stores and gas stations and 33 discount tobacco shops (the “Admiral Acquisition”).

The closing of the Admiral Acquisition occurred on November 15, 2016. On the closing date, the Admiral Subsidiaries contributed the rights to supply fuel to the Admiral Subsidiaries and the Admiral Subsidiaries’ contracts with third party fuel suppliers to the Partnership in exchange for units of the Partnership. The Partnership entered into an exclusive 10 year fuel supply agreement with Admiral Petroleum Company, a wholly-owned subsidiary of Holdco.

This transaction increased GPM’s (direct and indirect) percentage in the Partnership from 73.56% to 76.49% of the limited partnership interests of the Partnership, the Investor’s interest in the Partnership was diluted to approximately 18.94%, and the Apple Seller’s interest in the Partnership was diluted from approximately 5.14% to approximately 4.57%.

Cash Distributions

The Partnership Agreement prescribes the amount and priority of cash distributions that the limited partners and General Partner will receive. The distributions are declared subsequent to each month-end. Any shortfall in the payment of the priority distributions are classified as arrearage. The following table reflects the allocation of total cash distributions and arrearages to the general and limited partners applicable to the period in which the distributions were earned:

	For the year ended December 31, 2016
	Distributions	Arrearage
	(in thousands)
Class A Preferred units partners’ distributions and arrearage	$6,794	$—
Class B Preferred units partners’ distributions and arrearage	20,905	3,078
Class AQ units partners’ distributions and arrearage	1,183	210

Total	$28,882	$3,288

10. Related-party Transactions

Revenues from the sale of fuel to GPM are recorded at the Partnership’s cost of fuel and transportation plus a fixed margin of 4.5 cents per gallon. Related-party receivables and payables related to these transactions are settled in the ordinary course of business and are disclosed on the consolidated balance sheet. Certain general and administrative expenses of the General Partner have been allocated to the Partnership. These expenses included such items as management oversight, information technology, legal and other financial and administrative services. These allocations do not fully reflect the expenses that would have been incurred had the Partnership been a stand-alone limited partnership. Management believes the charges allocated were a reasonable reflection of the utilization of services provided.

The majority of the Partnership’s operating revenues are derived from transactions with GPM and all of the related-party receivables were due from GPM. Therefore, the Partnership is subject to the business risks associated with GPM’s business.

11. Subsequent Events

The Partnership has evaluated subsequent events through April 28, 2017, the approval date of the consolidated financial statements. Other than the event described below, no events were identified that required recognition or disclosure in the consolidated financial statements.

Acquisition of 92 Convenience Stores and Gas Stations

On February 10, 2017, GPM entered into a stock purchase agreement with unrelated third-parties for the acquisition of an entity that operates 92 Roadrunner convenience stores and gas stations (the “Convenience Business”). On April 4, 2017, the closing date, the acquired entity contributed the rights to supply fuel to the Convenience Business sites and certain of its contracts with third-party fuel suppliers to the Partnership in exchange for units of the Partnership, that increased GPM’s (direct or indirect) holdings in the Partnership to 78.34%. The Investor’s interest in the Partnership was diluted to approximately 17.46% and the Apple Seller’s interest in the Partnership was diluted to approximately 4.20%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders GPM Investments, LLC and Subsidiaries:

We have audited the accompanying consolidated balance sheet of GPM Investments, LLC and Subsidiaries (a Delaware limited liability company) (the “Company”) as of December 31, 2015, and the related consolidated statements of operations, changes in redeemable units and members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GPM Investments, LLC and Subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Raleigh, North Carolina
April 28, 2017

GPM Investments, LLC and Subsidiaries

Consolidated balance sheet

(Dollars in thousands)

As of December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$7,649
Restricted cash	8,941
Accounts receivable, net	27,208
Inventory	72,521
Favorable leases, current portion	1,573
Notes due from member	7,133
Other current assets	11,666

Total current assets	136,691
Non-current assets:
Property and equipment, net	152,679
Goodwill	87,896
Intangible assets, net	7,192
Environmental receivable, net of current	7,793
Favorable leases, net of current	11,298
Other non-current assets	3,915

Total assets	$407,464

Liabilities
Current liabilities:
Lines of credit	$21,102
Current portion of long-term debt	6,801
Current portion of related-party loans	44,057
Accounts payable	70,134
Accrued expenses and other current liabilities	37,127
Environmental liability, current portion	2,801
Unfavorable leases, current portion	3,531
Capital leases, current portion	2,983

Total current liabilities	$188,536

GPM Investments, LLC and Subsidiaries

Consolidated balance sheet (cont’d)

(Dollars in thousands)

As of December 31, 2015
Non-current liabilities:
Long-term debt, net of current	$61,254
Environmental liability, net of current	12,081
Unfavorable leases, net of current	23,721
Deferred rent expense	10,670
Asset retirement obligations, net of current	9,862
Deferred vendor rebates, net of current	3,698
Capital leases, net of current	11,579
Deferred gain, net of current	2,685
Deferred tax liability	458
Other non-current liabilities	1,723

Total liabilities	$326,267

Commitments and contingencies – See Note 11
Members’ equity:
Members’ equity*	57,995
Retained earnings	23,202

Total members’ equity	81,197

Total liabilities, redeemable units and equity	$407,464

*	See accompanying statement of changes in members’ equity for each class of units which make up outstanding member units.

The accompanying notes are an integral part of this consolidated financial statement.

GPM Investments, LLC and Subsidiaries

Consolidated statement of operations

(Dollars in thousands)

Year ended
December 31, 2015
Revenues:
Fuel revenue	$1,293,479
Merchandise revenue	645,328
Other revenues, net	28,821

Total revenues	1,967,628
Cost of revenues:
Fuel costs	1,186,878
Merchandise costs	458,190

Total cost of revenues	1,645,068

Gross profit	322,560

Operating expenses:
Store operating expenses	243,399
General and administrative	31,014
Depreciation and amortization	20,010
Other expenses	3,730

Total operating expenses	298,153

Operating income	24,407
Interest expense	9,762

Income before income taxes	14,645
Income tax expense	2,440

Net income	$12,205

The accompanying notes are an integral part of this consolidated financial statement.

GPM Investments, LLC and Subsidiaries

Consolidated statement of changes in redeemable units and members’ equity

(Dollars in thousands)

	Redeemable Units				Total Redeemable Units			Common Units				Retained Earnings	Total Members’ Equity
	Class C		Preferred Units			Preferred Units		Class B		Class C
	Units	Amount	Units	Amount		Units	Amount	Units	Amount	Units	Amount
Balance at January 1, 2015	3,664	$2,497	37,500,000	$38,712	$41,209	—	$—	10,990	$13,343	—	$—	$14,574	$27,917
Exchange of Class C units for common units	(3,664)	(2,497)	—	—	(2,497)	—	—	—	—	3,664	2,497	—	2,497
Exchange of preferred member units for members’ equity	—	—	(37,500,000)	(38,712)	(38,712)	37,500,000	38,712	—	—	—	—	—	38,712
Distributions to members	—	—	—	—	—	—	—	—	—	—	—	(134)	(134)
Accretion of preferred return	—	—	—	—	—	—	3,443	—	—	—	—	(3,443)	—
Net income	—	—	—	—	—	—	—	—	—	—	—	12,205	12,205

Balance at December 31, 2015	—	$—	—	$—	$—	37,500,000	$42,155	10,990	$13,343	3,664	$2,497	$23,202	$81,197

The accompanying notes are an integral part of this consolidated financial statement.

GPM Investments, LLC and Subsidiaries

Consolidated statement of cash flows

(Dollars in thousands)

Year ended December 31, 2015
Cash flows from operating activities:
Net income	$12,205
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,010
Deferred income taxes	1,950
Loss on retirement of assets	403
Amortization of deferred financing costs	788
Amortization of favorable and unfavorable leases, net	(1,429)
Amortization of deferred gain	(581)
Proceeds from fuel and other vendor agreements, net	2,149
Amortization of fuel and other vendor agreements	(2,937)
Accretion of asset retirement obligation	214
Bad debt expense	6
Asset impairment	374
Amortization of discount on Seller Notes	194
Fair value adjustment to Midwest Seller Note	62
Changes in assets and liabilities:
Increase in accounts receivable	(1,611)
Decrease in inventory	1,967
Decrease in prepaid expenses and other assets	3,059
Increase in related-party receivables and payables	(163)
Decrease in environmental receivables	717
Increase in accounts payable and accrued expenses	4,901
Decrease in environmental liabilities	(1,219)
Increase in deferred rent expense	2,874

Net cash provided by operating activities	$43,933

The accompanying notes are an integral part of this consolidated financial statement.

GPM Investments, LLC and Subsidiaries

Consolidated statement of cash flows (cont’d)

(Dollars in thousands)

Year ended December 31, 2015
Cash flows from investing activities:
Increase in restricted cash	$(3,002)
Purchase of property and equipment	(11,033)
Proceeds from sale of property and equipment	710
Business acquisition, Midwest Acquisition, net of cash	(34,134)
Business acquisition, Road Ranger Acquisition, net of cash	(33,715)
Business acquisition, Carolinas Acquisition, net of cash	(713)
Refund of prepayment for Carolinas Acquisition	350

Net cash used in investing activities	(81,537)

Cash flows from financing activities:
Lines of credit, net	5,540
Receipt of short-term loans from banks	10,000
Receipt of related-party loans	50,000
Repayment of related-party loans	(5,943)
Payments on notes payable	(11,514)
Deferred financing costs	(833)
Issuance costs	(3,477)
Principal payment on capital leases	(2,080)
Distributions to members	(134)

Net cash provided by financing activities	41,559

Net increase in cash and cash equivalents	3,955
Cash and cash equivalents, beginning of period	3,694

Cash and cash equivalents, end of period	$7,649

Cash received for interest	$3

Cash paid for interest	$7,812

Cash paid for taxes	$11

Supplemental disclosure of non-cash flow information:
Financing of business acquisitions	$8,000
Sale-leaseback financing used in business acquisition	7,200
Midwest Seller Note	21,714
Prepaid insurance premiums financed through notes payable	2,157
Increase in purchases of equipment in accounts payable and accrued expenses	1,349
Purchase of property and equipment under capital leases	3,050

The accompanying notes are an integral part of this consolidated financial statement.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization and Principles of Consolidation

GPM Investments, LLC (the “Company”) is a Delaware limited liability company. The Company was formed on June 12, 2002. The Company and its wholly owned subsidiaries (the “Group”) operate a chain of convenience stores selling merchandise and fuel (which includes motor fuels and kerosene) as of December 31, 2015 in the Mid-Atlantic, Midwestern, Northeastern and Southeastern, United States (“US”), in the states of Connecticut, Delaware, Illinois, Indiana, Iowa, Kentucky, Maryland, Michigan, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee and Virginia and a fuel distribution division that supplies fuel to convenience stores and fuel stations operated by independent outside operators in certain of the foregoing states plus New Jersey and Rhode Island.

On August 18, 2011, ARKO Convenience Stores, LLC (“ACS, LLC”), a company owned by Arie Kotler and Morris Willner, controlling shareholders of ARKO Holdings, Ltd., whose shares are traded on the Tel Aviv Stock Exchange Ltd. (“ARKO”), purchased 51% of the common units and voting rights of the Company (see Note 15). On December 27, 2011, the rights of Arie Kotler and Morris Willner in ACS, LLC were transferred to a subsidiary wholly owned and controlled by ARKO.

On August 6, 2013, the Company, through GPM Southeast, LLC, completed an acquisition of mainly 263 convenience stores selling fuel. As a result of allocations of additional membership units (Class B), mainly following an equity infusion by ACS, LLC in August 2013 which was required for this acquisition, ACS, LLC held 66.56% interest in the common units and voting rights of the Company.

On August 18, 2014, as part of the completion and implementation of the Settlement Agreement, as described in Note 13, an amended and restated limited liability company agreement that regulates the rights between the holders of the membership units of the Company was signed between ACS, LLC and GPM Holdings Inc. resulting in ACS, LLC holding a 75% interest in the common units and voting rights of the Company as of December 31, 2015 and 2014.

On January 6, 2017, an agreement was signed among the Company, ACS, LLC, GPM Member, LLC (successor in interest to GPM Holdings, Inc.; GPM Holdings, Inc. or GPM Member, LLC, as applicable, “Holdings”) and GPM HP SCF Investors, LLC, an unrelated US investment fund (“HP SCF”), for a transaction in which HP SCF purchased membership units in the Company from ACS, LLC and Holdings resulting in HP SCF holding all of the new preferred member units (as defined in Note 15) of the Company and approximately 2.6% of the common units of the Company; ACS, LLC holding 75% of the common units; and Holdings holding approximately 22.4% of the common units of the Company. Immediately upon the closing of the transaction, the new preferred member units were recapitalized into senior preferred member units (as defined in Note 15). See Note 21 below for further details.

On January 11, 2016, the Company and certain subsidiaries including its limited partnership subsidiary, GPM Petroleum LP (“GPMP”), signed an agreement with a US investment company through two of its funds (collectively, the “Investor”), pursuant to which, within the framework of a private placement, GPMP issued to the Investor, upon closing on January 12, 2016, 22.46% of the limited partnership interests in GPMP, in exchange for consideration of $70.0 million. The balance of the limited partnership interests (approximately 77.54%) were held by the Company and by

WOC Southeast Holding Corp. (“WOC”), a wholly owned and controlled subsidiary of the Company. The Company holds all the ownership of the general partner of GPMP (“General Partner”). Refer to Note 21 below for further details regarding transactions which impacted the ownership of limited partnership interests.

As a result of the transaction, the Company and its subsidiaries selling fuel are purchasing fuel for its convenience stores and its wholesale locations from GPMP as opposed to third party suppliers, and GPMP is purchasing the fuel which it supplies to the Company and its subsidiaries selling fuel from such third party suppliers.

GPMP will be consolidated in the financial statements of the Company in light of GPMP being controlled by the Company. No gain is expected to be recorded in the financial statements as a result of the investment, and the investment is expected to be classified in the financial statements as equity (a non-controlling interest).

As part of completion of the transactions, GPMP, certain lenders and KeyBank National Association, as the administrative agent, swingline lender and letter of credit issuer entered into a credit agreement for a credit line of up to $110 million (subject to increase as set forth in the credit agreement). Refer to Note 10 below for further details.

2. Summary of Significant Accounting Policies

Basis of Presentation

All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Accounting Periods

The Company’s fiscal periods end on the last day of the month, and its fiscal year ends on December 31. This results in the Company experiencing fluctuations in current assets and current liabilities due to purchasing and payment patterns which change based upon the day of the week. As a result, working capital can change from period to period not only due to changing business operations, but also due to a change in the day of the week in which each period ends. The Group earns a disproportionate amount of its annual operating income in the second and third quarters as a result of the climate and seasonal buying patterns of its customers. Inclement weather, especially in the Midwest and Northeast regions of the US during the winter months, can negatively impact financial results.

Use of Estimates

In the preparation of financial statements, management may make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include impairment of goodwill and intangible assets, environmental liabilities and asset retirement obligations.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Whenever available, fair value is based on observable market prices or parameters, or is derived from such prices or parameters. When observable prices or inputs are not available, use of unobservable prices or inputs are used to estimate the current fair value, often using an internal valuation model. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the item being valued.

Significant estimates of fair value for the Group include, among other items, assets purchased through acquisitions, tangible and intangible assets acquired and liabilities assumed through business combinations and certain leases. The Group also uses fair value measurements to routinely assess impairment of long-lived assets, intangible assets and goodwill.

Cash and Cash Equivalents

The Group considers all highly liquid investments with a maturity of three months or less at the time of purchase, which are not restricted, to be cash equivalents. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits.

Restricted Cash

The Group classifies as restricted cash any cash and cash equivalents that are currently restricted from use in order to comply with agreements with third parties, including cash related to open environmental issues, processing of money orders, net lottery proceeds and a deposit restricted due to letters of credits issued.

Accounts Receivable

The majority of accounts receivable are typically from dealers, vendors and credit card companies in the ordinary course of business. As such, the Group has not experienced significant write-offs. At each balance sheet date, the Group assesses its need for an allowance for potential losses in the collection of its receivables. Receivables are typically due within 30 days and are stated as amounts due. Accounts that are outstanding longer than the payment terms are considered past due. The Group writes off receivable amounts after determination that the balances are uncollectible.

Inventory

Inventory is stated at the lower of cost or market. Inventory cost is determined using the average cost, net of vendor rebates, using the first-in, first-out (FIFO) basis, which approximates the actual cost of the inventory. The Group periodically reviews inventory for obsolescence and records a charge to cost of revenues for any amounts required to reduce the carrying value of inventories to net realizable value.

Property and Equipment

Property and equipment are carried at cost or, if acquired through a business combination, at the fair value of the assets as of the acquisition date. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets as follows:

Range in Years
Buildings and leasehold improvements	15 to 30
Signs	5 to 15
Other equipment (primarily office equipment)	5 to 7
Computers, software and licenses	3 to 5
Motor vehicles	7
Fuel equipment	5 to 30
Equipment in convenience stores	5 to 15

Amortization of leasehold improvements is based upon the shorter of the remaining terms of the leases including renewal periods that are reasonably assured or the estimated useful lives. Expenditures for maintenance and repairs are charged directly to expense when incurred and major improvements are capitalized.

Impairment of Long-lived Assets

The Group reviews its long-lived assets, including property and equipment and amortizable intangible assets, for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If a review indicates that the assets will not be recoverable, based on the expected undiscounted net cash flows of the related asset, an impairment loss is recognized and the asset’s carrying value is reduced to fair value. Impairment losses related to property and equipment of $0.4 million was recorded in relation to closed stores during the year ended December 31, 2015. No impairment was recognized for long-lived intangible assets during the year ended December 31, 2015.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination are recorded at fair value as of the date acquired. Amortization of finite lived intangible assets is provided using the straight-line method of amortization over the estimated useful lives of the intangible assets as follows:

Range in Years
Goodwill	Indefinite life
Trade names	1 to 5
Customer relationships	8 to 14
Fuel supply agreements	5 to 10
Non-competition agreements	5 to 10

Goodwill is tested for impairment by first comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit’s fair value (as determined in the first step) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

During the fourth quarter of fiscal 2015, the Group changed its annual goodwill impairment testing date from October 1 to December 31. This voluntary change is considered preferable as it better aligns the timing of the impairment test with management’s financial planning and budgeting process, would include any acquisitions completed in the fourth quarter, and ensures the completion of the test prior to the end of the annual reporting period. This change did not accelerate, delay or avoid a potential impairment charge. The Group completed the annual impairment analyses for goodwill for the year ended December 31, 2015, noting no impairment.

Favorable and Unfavorable Leases

The Group reviews the terms of lease agreements assumed in conjunction with business acquisitions (as described in Note 3) to determine if the terms are favorable or unfavorable compared to market terms for similar convenience stores in similar geographical locations. The resulting favorable lease assets or unfavorable lease liabilities are recorded on the acquisition date and amortized over the remaining term of the lease agreement.

Deferred Gain

In February 2005, the Company became party to a real estate transaction whereby Getty Realty Corporation (“Getty”) agreed to purchase 23 properties owned by a third party and leased by the Company. In connection with this transaction, Getty agreed to pay the Company and a company wholly controlled by an officer of GPM an aggregate of $6.5 million in consideration for surrendering certain acquisition rights. Under the agreement, the Company continues to lease the properties under substantially similar terms. The Company recorded a deferred gain of $5.1 million related to this transaction and is amortizing that gain over the life of the related leases.

In November 2007, the Company sold a property to a real estate investment trust and entered into a 20-year lease for the same property. The Company deferred the $0.5 million gain on the sale of this property and is recognizing the gain over the life of the lease.

In June 2008, the Company sold two properties to a real estate investment trust for proceeds of $4.2 million and entered into a 15-year lease for the same property. The Company deferred the $3.0 million gain on the sale of this property and is recognizing the gain over the life of the lease.

The amount of deferred gain amortized was $0.6 million for the year ended December 31, 2015. Amortization of these deferred gains is recorded in other revenues, net in the accompanying consolidated statement of operations.

Merchandise Vendor Rebates

The Group recognizes merchandise vendor rebates based upon the period of time in which it has completed the unit purchases and/or sales as specified in the merchandise vendor agreements. The Group records such rebates as a reduction of associated costs. Merchandise vendor rebates earned for the year ended December 31, 2015 was $48.6 million.

Redeemable Units

On March 31, 2015, the limited liability company agreement that regulates the rights between the holders of the membership units of the Company was amended. The key terms of the amendment were as follows:

1.	In accordance with the amendment, upon payment of all preferred returns, the new preferred member units, or the class A and class D preferred membership units, as applicable, shall automatically be converted and exchanged into (i) with respect to the New Preferred Member Units or the class A preferred membership units, as applicable, held by the Class B Member, such number of Class B Member Units that at the time of such conversion and exchange of Member Interests, is equal to the product of (a) the Class B Member’s Member Ownership Percentage and (b) 37,500,000 and (ii) with respect to the New Preferred Member Units or the class D preferred membership units, as applicable, held by the Class C Member, such number of Class C Member Units that at the time of such conversion and exchange of the Member Interests, is equal to the product of (a) the Class C Member Ownership Percentage and (b) 37,500,000.

2.	The Put Option provisions of the original agreement have been amended so that ACS, LLC no longer has the ability to require the Company to redeem any type of units held by Holdings.

Accordingly, on the consolidated balance sheet as of December 31, 2015, the New Preferred units and Class C units have been reclassified from redeemable units held by members to members’ equity.

Environmental Costs

Environmental expenditures related to existing conditions, resulting from past or current operations and from which no current or future benefit is discernible, are expensed by the Group. Expenditures that extend the life of the related property or prevent future environmental contamination are capitalized.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs, net of co-op advertising reimbursement from certain vendors/suppliers, for the year ended December 31, 2015 was $2.6 million and was included in store operating and general and administrative expenses in the accompanying consolidated statement of operations.

Income Taxes

The Company is a partnership for tax purposes and income or losses of the Company are taxable or deductible to its members. However, as part of the Midwest Acquisition described in Note 3 below, the Company acquired a US corporation which is a C Corporation for tax purposes.

Current and deferred taxes are recognized in profit or loss, except when they arise from the initial accounting for a business acquisition, in which case the tax affect is included in the accounting for the business acquisition. The current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred tax is provided using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred tax assets are recognized for future tax benefits and credit carryforwards to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date. Deferred tax assets and liabilities are not recognized if the temporary differences arises from initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the accounting profit nor taxable profit or loss. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting periods. After determining the total amount of deferred tax assets, a determination is made as to whether it is more likely than not that some portion of the deferred tax assets will not be realized. If it is determined that a deferred tax asset is not likely to be realized, a valuation allowance is established against that asset to record it at its expected realizable value. Deferred tax assets and deferred tax liabilities are offset if the Company had a legally enforceable right to offset current tax assets against current tax liabilities and the deferred tax relates to the same taxable entity and the same tax authority.

Uncertain tax positions meeting the more likely than not recognition threshold are measured and recognized in the financial statements at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. The Group classifies interest and penalties related to income tax matters as a component of income tax expense on the statement of operations.

Revenue Recognition

Fuel revenue and merchandise revenue—Revenues from the sale of merchandise and fuel less discounts given are recognized at the time when title passes to the customer.

Fuel taxes—Certain fuel and sales taxes are invoiced by fuel suppliers or collected from customers and remitted to governmental agencies either directly, or through suppliers, by the Group. Whether these taxes are presented on a gross or net basis is dependent on whether the Group is acting as a principal or agent in the sales transaction. Fuel taxes are presented on a gross basis for retail and consignment fuel sales because the Group is acting as the primary obligor, has pricing latitude and is also exposed to inventory and credit risks. Fuel revenue and fuel cost of revenue included fuel taxes of $225.7 million for 2015. Fuel taxes are presented on a net basis for direct sales to dealers and other commercial customers in which the Group is primarily acting as an agent in the revenue arrangement and does not retain title to the inventory.

Commissions on sales of lottery products, money orders and prepaid value cards—The Group recognizes a commission on the sale of lottery products, including lottery tickets and on-line products, money orders and sales of prepaid value cards (credit cards) at the time of the sale to the consumer.

Rental income—Rental income on leased and subleased property to dealers and other third-parties is recognized on a straight-line basis based upon lease agreements with tenants.

Cost of Revenues

The Group records discounts and rebates received from suppliers as a reduction of inventory cost if the discount or rebate is based upon purchases or to cost of revenues if the discount relates to product sold. Discounts conditional upon the volume of the purchases or on meeting certain other goals are included in the consolidated financial statements on a basis relative to the progress toward the goals required to obtain a discount, as long as receiving the discounts is reasonably assured and its amount can be reasonably estimated. The estimate of meeting the goals is based, among other things, on contract terms and historical purchases/sales as compared to required purchases/sales.

The Group includes in cost of revenues from fuel sales all costs incurred to acquire fuel, including the costs of purchasing and transporting inventory prior to delivery to customers. The Group does not own transportation equipment and utilizes third-party carriers to transport fuel inventory to the retail location. Cost of revenues from fuel sales does not include any depreciation of property and equipment as there are no significant amounts that could be attributed to cost of sales. Accordingly, depreciation is separately classified in the consolidated statement of operations. Total purchases from suppliers who accounted for 10% or more of total purchases for the period presented, or are considered a main supplier upon which the Group relies, and the percentage of total fuel and merchandise purchases, were as follows:

	Year ended December 31, 2015
	Amount	% of purchases
	(in thousands)
Fuel products - Valero Marketing and Supply Company	$364,620	23%
Fuel products - BP Products North America Inc.	176,442	11%
Fuel products - Marathon Petroleum Company LLC	157,988	10%
Fuel products - ExxonMobil Oil Corporation	102,323	6%
Merchandise products - McLane Company, Inc.	124,357	8%
Merchandise products - Core-Mark	115,795	7%

Segments

As of December 31, 2015, the Group operates in two operating segments which it has elected to treat as two reporting segments: retail and wholesale. The retail segment consists of fuel and merchandise revenue to retail consumers. The wholesale segment sells fuel to third-party dealers who represent the Group’s final customer and, in other arrangements, delivers fuel to third-party dealers on a consignment basis. In consignment arrangements, the Group retains ownership of the inventory, determines pricing and shares a portion of the profit with the dealer. Segment information is further discussed in Note 18.

New Accounting Pronouncements

Deferred Financing Costs—In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03, Interest- Imputation of Interest- Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct reduction from the carrying amount of that debt liability. This ASU is effective for annual reporting periods beginning after December 15, 2015 and must be adopted retrospectively; however, early adoption is permitted. The Group has elected to early adopt this ASU as of December 31, 2015, and as a result, debt issuance costs of $1.1 million were reducing the carrying amounts of the Group’s current debt and $0.3 million were reducing the carrying amounts of the Group’s long-term debt at December 31, 2015.

Deferred Taxes—In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, which requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet, rather than separating deferred taxes into current and noncurrent amounts. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and can be adopted prospectively or retrospectively; however, early adoption is permitted. The Group has elected to early adopt this ASU as of December 31, 2015 on a prospective basis.

Leases—In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), which creates ASC Topic 842, Leases, and supersedes the lease accounting requirements in Topic 840, Leases. In summary, Topic 842 requires organizations that lease assets — referred to as “lessees” — to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The amendments in ASU 2016-02 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 for public companies, and for fiscal years beginning after December 15, 2019 for all other entities. Therefore, the amendments in ASU 2016-02 will become effective for the Group at the beginning of its 2020 fiscal year. The Group is currently assessing the impact of implementing the new guidance on its consolidated financial statements. When implemented, the standard is expected to have a material impact as its operating leases will be recognized on the consolidated balance sheet.

Revenue Recognition—In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The new standard will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other U.S. GAAP requirements). The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of the standard by one year. The deferral results in the new revenue standard being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, for public companies and for fiscal years beginning after December 15, 2018 for all other entities. The Group is assessing the impact of the adoption of this new standard on its consolidated financial statements, including the adoption method, and management does not expect the standard to materially affect its recognition of revenue and consolidated net income, financial position or cash flows.

Consolidation—In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations and securitization structures. The amendment simplifies the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The amendments in this ASU will be effective for periods beginning after December 15, 2015, for public companies and for periods beginning after December 15, 2016 for all other entities. Management adopted this ASU on January 1, 2017.

3. Acquisitions

Midwest Acquisition

On February 11, 2015, the Company and its wholly-owned subsidiary, GPM WOC Holdco, LLC (“Holdco”) entered into a stock purchase agreement with a third party (the “Seller”), which was subsequently amended and restated (the “Midwest Acquisition Agreement”) to acquire 100% of the capital stock of WOC, a US corporation which operates through its subsidiaries, 161 convenience stores, of which 126 sell fuel (the “acquired sites”), located in the states of Indiana, Ohio, Michigan and Illinois.

The transaction was fully completed with the closing effective as of June 3, 2015 (the “Closing Date”). The acquisition of WOC is referred to herein as the “Midwest Acquisition” and the operations of these locations as the “Midwest Operations.”

The total purchase price was $59.5 million (before discounting and other adjustments) plus an additional purchase price of $2.5 million (mainly as a result of the mechanisms stated in the Midwest Acquisition Agreement, and inclusive of the amount paid by WOC to acquire fee ownership of the real estate at three sites prior to the signing of the Midwest Acquisition Agreement).

The consideration was subject to post-closing adjustments, as defined in the Midwest Acquisition Agreement, including adjustments for cash and net working capital as of the Closing Date.

Based on post-closing adjustments and a subsequent settlement agreed between the parties, the Group recorded a receivable from the Seller in an immaterial amount related to cash and working capital adjustments, which was received as of December 31, 2015.

$4.125 million of the purchase price was designated for deposit in an Indemnification Escrow account, which will be used as collateral for Holdco’s right to certain indemnification claims against the Seller for, among other things, breaches of the representations and warranties and covenants that were made in the Midwest Acquisition Agreement and for certain environmental damage.

$25.0 million of the remaining consideration is being paid in installments as follows: (a) $5.0 million is being paid to the Seller in quarterly installments of $0.625 million each, beginning September 13, 2015 until June 13, 2017 and (b) beginning September 13, 2017 and until June 3, 2025, the Group will deposit a total of $20.0 million into an escrow account (the “Indemnification Escrow Account”) in favor of the Seller in accordance with a quarterly payment schedule. The timing of the foregoing payments is subject to total or partial acceleration predicated on certain events. The $25.0 million balance of the consideration is secured by a non-interest bearing up to ten-year promissory note (the “Midwest Seller Note”) issued by Holdco to the Seller on June 3, 2015, that is collateralized by subordinated liens on substantially all of the assets of the Group which are acting as collateral under the Group’s loans from PNC Bank National Association (“PNC”) and which act as collateral in connection with the acquisition financing utilized to fund transactions, including from affiliates of the Company as described below. In addition, the Midwest Seller Note is collateralized by a first lien on the balance of the consideration deposited in the Indemnification Escrow Account. If the promissory note is prepaid in full by Holdco prior to the five year anniversary of the closing of the transaction (June 3, 2020), the consideration will be reduced by approximately $83 thousand multiplied by the number of months from the date of the full prepayment until the end of the fifth year from the Closing Date.

The Indemnification Escrow Account was established based on the fact that a former affiliate of WOC has an obligation to make payments until November 1, 2032, of approximately $0.3 million per month, to a pension fund from which an affiliate of WOC withdrew several years ago. If that former affiliate of WOC does not make the required pension payments, WOC may be required to make the payments, in whole or in part, pursuant to US law. The balance of the consideration deposited in the Indemnification Escrow Account shall constitute the sole indemnification to which Holdco will be entitled from the Seller for the pension obligation. The Indemnification Escrow Account may also be used to satisfy up to $16.2 million in certain other indemnifications provided by the Seller, which is reduced over time.

If at the time of acceleration the former affiliate of WOC is still owned by the same parent entity as was WOC as of the time of entering into the Midwest Acquisition Agreement, and provided that WOC receives a demand for payment of the pension fund obligation, the escrow account will be released to Holdco and Holdco will have no further payment obligations under the Midwest Seller Note.

Beginning on the date when the pension obligation is less than $40.0 million, an amount equal to 50% of the monthly amount paid by the former affiliate of WOC to the pension fund will be released to the Seller monthly out of the balance of the consideration deposited in the Indemnification Escrow Account until the whole balance of the consideration deposited in the Indemnification Escrow Account (minus any amounts reserved, or paid, for indemnification claims) is released to the Seller. Under a separate agreement that was signed on the Closing Date between the Company and the former affiliate of WOC, a monthly notification is required to be provided to the Company as evidence of the monthly pension payment. As of the approval date of the consolidated financial statements, the Company was informed that the April 2017 pension payment was not made. At this time, the Company is unable to assess the likelihood of the payment being made by such former affiliate or the range of any potential loss or exposure to WOC as a result of such payment not having been made. The monthly escrow release as described above is subject to certain holdbacks in the event the monthly notifications described above are not received or if the monthly pension payment is otherwise not being paid.

In the event that there is a settlement with the pension fund for the payment of an agreed sum in return for a release of the future pension obligation, or if an approved corporation assumes the pension obligation, or if the pension fund obligations are otherwise covered by funds (whether through an annuity, an escrow or otherwise), or if an entity meeting certain minimum financial requirements acquires the former affiliate of WOC and assumes the pension funding obligation, the amounts in escrow will be subject to release from escrow, less and except for the $16.2 million reserved for certain other indemnification claims (as reduced over time) which shall be released based upon the expiration of the applicable statute of limitations. Funds in the escrow are subject to partial release in the event of a partial settlement/assumption or other coverage of the pension fund obligation as described above.

If Holdco does not make the payments of the balance of the consideration to be deposited in escrow on time, the amounts that have not yet been paid will bear annual interest at a rate of 13%.

On the Closing Date, Holdco and WOC and its subsidiaries entered into two separate financing agreements with PNC (collectively the “Midwest PNC Facility”) pursuant to which PNC provided to Holdco a term loan in the amount of $10.0 million for a period of one year (the “Midwest Term Loan”) and provided to WOC and its subsidiaries a revolving credit line of up to $15.0 million for a period expiring August 6, 2018 (the “Midwest Line of Credit”). See Note 10 below for a further discussion of the Midwest PNC Facility.

The cash consideration was partially financed by $20.0 million of related-party loans (the “Midwest Related-Party Loans”) given in equal shares (50%-50%) by affiliates of the Company, ARKO and Holdings (for further details, see Note 13). The remaining balance of the cash consideration was financed from the Company’s Amended PNC Line of Credit, the Midwest Term Loan and a drawing from the new Midwest Line of Credit, which could be used to support letters of credit issued by the Company on behalf of WOC’s business.

The Midwest Acquisition Agreement, the Midwest Seller Note and the documents executed in connection therewith contain limitations on Holdco’s ability to grant future liens on the assets of WOC and its subsidiaries which would affect the Seller’s priority and position in relation to the liens and rights in the collateral securing the Midwest Seller Note.

The details of the business combination were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$15,319
Payment of obligations owed by WOC (1)	19,474
Midwest Seller Note	21,714
Deferred consideration	1,500

Total consideration	$58,007

(1) Holdco assumed the obligation to cause WOC to pay approximately $19.5 million in obligations and debt which were owned by WOC and its subsidaries and which were paid on the Closing Date.
Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$659
Restricted cash	1,860
Accounts receivable, net	6,324
Inventory	18,454
Favorable leases, current portion	675
Environmental receivable, current portion	91
Other current assets	2,134

Current assets	30,197
Property and equipment, net	31,331
Environmental receivable, net of current	347
Favorable leases, net of current	7,255
Intangible assets, net	4,886
Deferred tax asset	1,797
Other non current assets	823

Non-current assets	46,439
Accounts payable	20,567
Line of credit	1,203
Capital leases, current portion	1,147
Environmental liability, current portion	445
Unfavorable leases, current portion	1,255
Other current liabilties	10,846

Amount
(in thousands)
Current liabilities	35,463
Environmental liability, net of current	1,807
Unfavorable leases, net of current	9,390
Asset retirement obligations, net of current	1,338
Capital leases, net of current	7,740
Other non current liabilities	243

Non-current liabilities	20,518
Total identifiable net assets	20,655
Goodwill	37,352
Consideration paid in cash	34,793
Less: cash and cash equivalent balances acquired	(659)

Net cash outflow on acquisition date	$34,134

As a result of the business acquisition, the Group recorded goodwill of $37.4 million. The goodwill was attributable to the opportunities to expand into new geographic locations and the position within the marketplace of WOC. The goodwill recognized is not tax deductible for U.S. income tax purposes.

Acquisition-related costs have been excluded from the consideration transferred and have been recognized within other expenses in the consolidated statements of operations in the amount of $1.1 million for the year ended December 31, 2015.

As a result of the Group’s ongoing valuation procedures of the fair value of the Midwest Acquisition consideration (which was subject to post-closing adjustments as described above), the Group recorded several cash and net working capital adjustments to the initial valuation as well as adjustments of assets acquired and liabilities assumed at the date of acquisition (primarily related to favorable and unfavorable leases, environmental receivables and liabilities and deferred income taxes) as were included in the quarterly financial statements as of June 30, 2015. The abovementioned adjustments resulted in an increase to fair value consideration (as a result of a decrease in the receivable from Seller) of $0.7 million and a total decrease in goodwill of $1.1 million.

Results of operations for the acquisition were reflected in the consolidated statement of operations for the year ended December 31, 2015 for the period subsequent to the acquisition date. For the period from the acquisition date through December 31, 2015, the Group recognized $273.9 million in revenues and $4.0 million in net income related to WOC.

Road Ranger Acquisition

On December 12, 2014, the Company signed an asset purchase agreement with third parties unrelated to the Company (the “Road Ranger Sellers”), which was amended in March 2015 (as amended, the “Road Ranger APA”), for the acquisition (the “Road Ranger Acquisition”) of 42 gas stations and convenience stores, all of which are self-operated sites, and one stand-alone quick service restaurant (collectively, the “Road Ranger Acquired Operation”) in Illinois, Iowa and Kentucky.

Additionally, on March 4, 2015, the Company entered into an agreement with an unrelated third party to sell and leaseback two real estate properties which would be acquired as part of the above transaction (the “sale-leaseback transaction”) for an amount of $7.2 million, which was applied to the purchase price under the Road Ranger APA. The Company leased back those properties, under an operating lease, for a period of 20 years, with an option for six additional lease extension periods of five years each. The lease agreement also contains rights of first refusal to acquire the real estate properties.

This transaction was completed on March 20, 2015. Consideration for the acquisition, including all adjustments stipulated in the Road Ranger APA, was $43.2 million. The purchase price was $37.3 million, plus the cost of inventory on the closing date and the amount of cash remaining at the convenience stores totaling $5.9 million. The cost of inventory was financed by the Company’s and its subsidiaries’ Amended PNC Line of Credit (as defined in Note 10) and $7.2 million was financed by the sale-leaseback transaction described above. The remaining consideration of $30.0 million was financed through related-party loans, provided by ARKO and Holdings to GPM Midwest, LLC (a US subsidiary owned and controlled, directly and indirectly, by the Company) (ARKO—two loans totaling $22.5 million and Holdings—two loans totaling $7.5 million) (the “Road Ranger Related-Party Loans”). The Company assumed approximately $18.0 million of the Road Ranger Related-Party Loans payable to ARKO and approximately $6.0 million of the Road Ranger Related-Party Loans payable to Holdings In January 2016, approximately $24.0 million of the Road Ranger Related-Party Loans were assumed by GPMP. See Note 13 for further discussion of these Related-Party Loans, all of which have been paid in full as of January 26, 2016.

In connection with these transactions, the Road Ranger Sellers and GPM Midwest, LLC executed an agreement pursuant to which the Road Ranger Sellers granted to the GPM Midwest, LLC the right to use certain trademarks and the trade names of the Road Ranger Sellers and/or the convenience stores, for no additional consideration, for a period of up to one year from the closing date. For one year after the closing date, GPM Midwest, LLC had the right to continue to use the trademarks and trade names mentioned above, for no additional consideration, except with respect to the trade names of the known and recognized brand of the convenience store and in the field of fuel. In March 2016, the right to use certain trademarks and the trade names of the Road Ranger Sellers and/or the convenience stores was extended until rebranding of the Road Ranger stores is complete.

On the closing date, the Company entered into a fuel supply agreement with the Road Ranger Sellers for one year pursuant to which the Company would buy from the Road Ranger Sellers the fuel to part of the sites purchased. On January 12, 2016, the rights to purchase fuel under this agreement were assigned to GPMP. In March 2016, GPMP entered into a replacement fuel supply agreement with a term extending through March 17, 2017.

The details of the business combination were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$35,960
Sale-leaseback financing	7,200

Total consideration	$43,160

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$295
Inventory	5,564
Current portion of fair value of favorable leases acquired	64
Prepaid expenses	294
Other current assets	48
Current portion of environmental receivables	5

Current assets	6,270
Environmental receivables	40
Property and equipment	15,759
Identifiable intangible assets	772
Fair value of favorable leases acquired	958

Non-current assets	17,529
Other current liabilites	(1,105)
Current portion of fair value of unfavorable leases acquired	(947)
Current portion of environmental liabilities	(7)

Current liabilities	(2,059)
Environmental liabilities	(66)
Asset retirement obligations	(996)
Fair value of unfavorable leases acquired	(5,868)

Non-current liabilities	(6,930)
Total identifiable net assets	14,810

Goodwill	28,350
Consideration paid in cash	35,960
Less: Prepayment in December 2014	(1,950)
Less: cash and cash equivalent balances acquired	(295)

Net cash outflow on acquisition date	$33,715

As a result of the business acquisition, the Company recorded goodwill of $28.4 million. The goodwill was attributable to the opportunities to expand into new geographic locations and the position within the marketplace of the Road Ranger Acquired Operation. The intangibles and tax goodwill recognized are deductible for U.S. income tax purposes.

Acquisition-related costs have been excluded from the consideration transferred and have been recognized within other expenses in the consolidated statement of operations in the amount of $0.7 million for the year ended December 31, 2015.

Results of operations for the acquisition were reflected in the consolidated statement of operations for the year ended December 31, 2015 for the period subsequent to the acquisition date. For the period from the acquisition date through December 31, 2015, the Group recognized $177.4 million in revenues and $6.2 million in net income related to the Road Ranger Acquired Operation.

Carolinas Acquisition

On December 23, 2014, the Company entered into an asset purchase agreement (the “Carolinas Purchase Agreement”) with an unrelated third party to purchase eight gas stations and convenience stores (including the fee ownership of the real estate of these sites) located in North Carolina and South Carolina (the “Carolinas Acquisition”). The transaction closed on February 3, 2015. The purchase price was $8.0 million, plus the cost of inventory, cash on hand and real estate closing costs, of which $8.0 million was financed by the supplemental term loan from PNC and the remainder was financed through the Amended PNC Line of Credit.

The details of the business combination were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Amount settled in cash	$746
Supplemental PNC loan	8,000

Total consideration	$8,746

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$33
Inventory	608
Other current assets	12

Current assets	653
Property and equipment	8,355

Non-current assets	8,355
Other current liabilites	(16)

Current liabilities	(16)
Environmental liabilities	(6)
Asset retirement obligations	(240)

Non-current liabilities	(246)
Total identifiable net assets	8,746
Goodwill	—
Consideration paid in cash	746
Less: cash and cash equivalent balances acquired	(33)

Net cash outflow on acquisition date	$713

Acquisition-related costs have been excluded from the consideration transferred and have been recognized within other expenses in the consolidated statement of operations in the amount of $0.2 million for the year ended December 31, 2015.

Results of operations for the acquisition were reflected in the consolidated statement of operations for the year ended December 31, 2015 for the period subsequent to the acquisition date. For the period from the acquisition date through December 31, 2015, the Group recognized $24.7 million in revenues and $1.2 million in net income related to the Carolinas Acquisition.

Impact of Acquisitions (unaudited)

The following summary of the results of operations of the Company for the year ended December 31, 2015 is presented using the assumption that the Midwest Acquisition, Road Ranger Acquisition and Carolinas Acquisition had been effective January 1, 2015. These pro forma results of the Company have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred as of January 1, 2015, nor is it indicative of future operating results.

Year ended December 31, 2015
(unaudited)
(in thousands)
Total revenue	$2,208,890
Net income	$15,346

4. Accounts Receivable

Receivables consisted of the following:

As of December 31, 2015
(in thousands)
Credit card receivables	$8,963
Vendor receivables	13,089
Dealer receivables, net	607
Other accounts receivable	4,549

Total accounts receivable, net	$27,208

An allowance for doubtful accounts is provided based on management’s evaluation of outstanding accounts receivable. The Company had reserved $68 thousand for uncollectible dealer receivables as of December 31, 2015.

The following is a summary of the valuation accounts related to dealer receivables:

As of December 31, 2015
(in thousands)
Balance as of beginning of year	$68
Allowance for doubtful accounts	6
Less accounts written-off	(6)

Balance as of end of year	$68

5. Inventory

Inventory consisted of the following:

As of December 31, 2015
(in thousands)
Fuel inventory	$15,499
Merchandise inventory	47,778
Lottery inventory	9,244

Total inventory	$72,521

6. Other Current Assets

Other current assets consisted of the following:

As of December 31, 2015
(in thousands)
Prepaid expenses and other current assets	$8,674
Environmental receivable, current portion	1,015
Supplies inventory	1,859
Related party receivable, current portion	52
Assets held for sale	66

Total other current assets	$11,666

7. Property and Equipment

Property and equipment consisted of the following:

As of December 31, 2015
(in thousands)
Land	$20,802
Buildings	52,071
Equipment	159,388
Assets in progress	907
Accumulated depreciation	(80,489)

Total property and equipment, net	$152,679

Depreciation expense, including assets under capital lease, was $17.8 million for the year ended December 31, 2015.

8. Goodwill and Intangible Assets

Goodwill

In March 2015, the Company completed the Road Ranger Acquisition and recognized goodwill of $28.4 million. In June 2015, the Company completed the Midwest Acquisition and recognized goodwill of $37.4 million. See Note 3 for further discussion. The following summarizes the activity in goodwill, by segment, during the year ended December 31, 2015:

	Retail	Wholesale	Total
		(in thousands)
Beginning balance, January 1, 2015	$20,608	$1,586	$22,194
Goodwill attributable to acquisitions during the year	65,702	—	65,702

Ending balance, December 31, 2015	$86,310	$1,586	$87,896

Intangible Assets

Intangible assets consisted of the following:

As of December 31, 2015
(in thousands)
Fuel supply and non-competition agreements	$3,482
Customer relationships	847
Trade names	8,836
Accumulated amortization - Fuel supply and non-competition agreements	(2,713)
Accumulated amortization - Customer relationships	(619)
Accumulated amortization - Trade names	(2,641)

Total intangible assets	$7,192

Trade names related to the wholesale segment of $0.2 million as of December 31, 2015 were determined to be indefinite lived intangibles and, as such, are not amortized.

The weighted average remaining amortization period for fuel supply and non-competition agreements, customer relationships and trade names are approximately two years, five years and four years, respectively. Amortization expense related to definite lived intangible assets was $2.3 million for the year ended December 31, 2015. Estimated amortization expense for each of the next five years and thereafter is expected to be as follows:

Future Amortization Expense	Amount
(in thousands)
2016	$2,192
2017	1,863
2018	1,469
2019	999
2020	427
Thereafter	92

$7,042

9. Accrued Expenses and Other Current Liabilities

The components of accrued liabilities and other current liabilities were as follows:

As of December 31, 2015
(in thousands)
Accrued employee costs	$7,561
Fuel and other taxes	11,267
Accrued workers compensation	6,087
Deferred vendor income, current portion	1,250
Deferred gain, current portion	566
Accrued income taxes payable	396
Accrued interest	805
Other accrued liabilities	9,195

Total accrued expenses and other current liabilities	$37,127

10. Debt

The Group’s debt was composed of the following:

As of December 31, 2015
(in thousands)
PNC term loans	$41,693
PNC lines of credit	21,102
M&T debt	4,644
Related-party loans	44,057
Midwest Seller Note	20,623
Insurance premium notes	1,095
Less current portion	(71,960)

Total long-term debt	$61,254

Agreements with PNC Bank, National Association (“PNC”)

On November 22, 2011, the Company and its subsidiaries entered into a financing agreement (the “financing agreement”) with PNC pursuant to which PNC agreed to loan the Group a long-term loan in the amount of $15.0 million and a line of credit for purposes of financing the Group’s working capital in the amount of up to $20.0 million, both with a variable interest rate and with a maturity date of December 1, 2016.

On August 6, 2013, the Company signed an amended and restated financing agreement with PNC (amending the initial financing agreement dated November 22, 2011, the “Amendment” or the “Amended PNC Facility”), according to which PNC provided the Company with the following:

(a)	A long-term loan in the amount of $33.5 million (instead of a $15.0 million term loan) with a maturity date of August 6, 2018 (the “Amended PNC Term Loan”). The Amended PNC Term Loan bears interest for a portion of the Amended PNC Term Loan at LIBOR, fixed for 30, 60 or 90 day periods, plus 3.5%, while the remainder of the Amended PNC Term Loan bears interest at the Prime rate plus 2%. The principal of the Amended PNC Term Loan provided for payments in equal monthly installments of approximately $0.3 million with the balance due on the maturity date.

(b)	A line of credit for purposes of financing the Company’s working capital in the amount of up to $45.0 million (instead of up to $20.0 million) (the “Amended PNC Line of Credit”) with a maturity date of August 6, 2018. The Amended PNC Line of Credit bears interest for a portion of the Amended PNC Line of Credit at LIBOR, fixed for 30, 60 or 90 day periods, plus 2.5% while the remainder of the Amended PNC Line of Credit bears interest at the Prime plus 1%.

The borrowing amount for the Amended PNC Line of Credit is determined each week as the lower of the average of the weekly cash receipts and a percentage of working capital balances including certain cash, receivables, merchandise inventory and fuel inventory less amounts reserved for rents, as negotiated by the parties, and subject to limitations arising from the outstanding amounts of letters of credit.

During 2016, the formula for the maximum weekly borrowing amount of the Amended PNC Line of Credit was amended to also include a minimum of $10.0 million for the period from March 1, 2016 through and including December 29, 2016.

On December 30, 2016, the Company signed an amendment to the Amended PNC Facility, which, among other things, provided the Group with a term loan in the amount of $10.0 million (the “GPM PNC Term Loan”) and removed the $10.0 million over-advance from the formula for the maximum weekly borrowing amount of the Amended PNC Line of Credit.

On February 3, 2015, the Company entered into an $8.0 million term loan to finance the Carolinas Acquisition as discussed in Note 3 (the “supplemental term loan”). The supplemental term loan was added to the Amendment and has the same terms as the Amended PNC Term Loan including the interest rates, amortization period (equal monthly installments of approximately $0.1 million with the balance due on the maturity date) and financial covenants.

On June 3, 2015, the Company signed an amendment with PNC to the existing Amendment (as was further amended on September 21, 2015), which, among other things, (i) permits the Company and its subsidiaries under that facility to use facility proceeds to make payments under the $25.0 million Midwest Seller Note, the Midwest Related-Party Loans, Road Ranger Related-Party Loans and certain intercompany loan transactions, and (ii) modified the fixed charge coverage ratio and leverage financial covenants to include certain pro forma adjustments related to the recent acquisitions.

As collateral for the Amended PNC Term Loan, the Amended PNC Line of Credit and the supplemental term loan, the Group granted PNC a first lien on all of the owned and leased real estate, plus the assets purchased as part of the Carolinas Purchase Agreement (except for the real estate pledged to M&T Bank), inventory, receivables, and the balance of the assets of the Group (including capital pledge of the equity interest of its subsidiaries, and all of its existing and future assets) except for assets that cannot be pledged due to regulatory or contractual restrictions; however, the lien is subordinated with respect to certain assets as described in Note 13 below. To the extent that the Group has financing agreements or capital leasing agreements with other third parties, the Group has also granted liens in favor of these third parties.

The Amended PNC Facility includes provisions regarding distributions according to which, among other things: (a) the Company’s ability to distribute its excess cash flows to its members is subject to the conditions set forth in the Amended PNC Facility including, among other things, that the Fixed Charge Coverage Ratio of the Company as defined below, is not less than 1.15 to 1 before and after giving effect to such distributions, and that the Group has Undrawn Availability and Average Undrawn Availability for a 30 day period prior to such distribution, as defined in the

Amended PNC Facility, on the date of such distribution is made of no less than $10.0 million; and (b) further to Note 21 below with regard to the monthly distributions to unit holders of the Company, the Company may make distributions to the members for a total amount not to exceed $1.0 million per year (such distributions that were not made in prior years will accrue and can be distributed to the members at any time), subject to the conditions set forth in the Amended PNC Facility, including Fixed Charge Coverage Ratio of the Company, as defined below, shall not be less than 1.1 to 1 before and after giving effect to such distributions. As part of an amendment that was signed in September 2016 to the Amended PNC Facility, the restriction that existed before allowing the Company to distribute up to 50% of the excess cash flows for a preceding calendar year was removed.

On June 3, 2015, Holdco and WOC and its subsidiaries entered into the Midwest PNC Facility, as defined in Note 3, pursuant to which PNC provided to Holdco the Midwest Term Loan, as defined in Note 3, in the amount of $10.0 million and PNC provided to WOC and its subsidiaries the Midwest Line of Credit, as defined in Note 3, of up to $15.0 million, for a period expiring August 6, 2018. Initially, the Midwest Line of Credit was for up to $10.0 million and availability increased dollar for dollar as the principal amount owed under the Midwest Term Loan decreases.

The principal of the Midwest Term Loan was paid in equal monthly installments of approximately $83 thousand, with the balance due on the maturity date of June 3, 2016. The Company has the right to repay the Midwest Term Loan at any time without prepayment penalty. In February 2016, the maturity date of the Midwest Term Loan was extended to August 6, 2018. The consolidated balance sheet as of December 31, 2015 reflected the extension of the maturity date.

The Midwest PNC Facility had the same interest rates as the Amended PNC Facility

The Company may utilize up to $10.0 million out of the Amended PNC Line of Credit and WOC and its subsidiaries could utilize up to $8.0 million out of the Midwest Line of Credit to issue letters of credit at an annual cost of 1.5% of the amount of the letters of credit issued. As of December 31, 2015, $3.4 million of the Amended PNC Line of Credit and $2.9 million of the Midwest Line of Credit were utilized for the issuance of letters of credit.

As of December 31, 2015, the Amended PNC Line of Credit availability was subject to $0.6 million reserved for rents and the Midwest Line of Credit availability was subject to $0.2 million reserved for rents, as negotiated by the parties, and both lines of credit were subject to limitations arising from the outstanding amounts of letters of credit, as discussed above.

According to the Midwest PNC Facility, Holdco and/or WOC and its subsidiaries are permitted to pay dividends or make distributions to its respective parent; however, Holdco cannot pay a dividend or distribution to the Company unless, among other things, at the time such dividend or distribution is made and immediately after giving effect to the making of such dividend or distribution, WOC and its subsidiaries shall have Availability and Undrawn Availability (each as defined in the Midwest PNC Facility) of at least $2.5 million under the Midwest Line of Credit. In addition, the Intercreditor Agreement, as described in Note 13 below, also contains restrictions regarding the payments to ARKO and Holdings of the outstanding balance of the Midwest Related-Party Loans, including a requirement that the fixed charge coverage ratio covenant of the Company and its subsidiaries will not be less than 1.1 both before and after giving effect to such payments and that such payments will not cause an event of default under the Amendment and the Midwest PNC Facility.

As of December 31, 2015, with respect to the Amended PNC Line of Credit, the Company had fixed the interest rate on a notional amount of $20.8 million for 30 days at LIBOR plus 2.5% (2.8%

to 2.9% as of December 31, 2015), while borrowings in excess of $20.8 million bore interest at Prime plus 1% (4.5% as of December 31, 2015). There were no borrowings under the Midwest Line of Credit as of December 31, 2015.

As of December 31, 2015, with respect to the Amended PNC Term Loan and the Midwest Term Loan, the Company had fixed the interest rate on $42.2 million for 30 days at LIBOR plus 3.5% (3.8% as of December 31, 2015), while the remainder of $0.1 million bore interest at Prime plus 2% (5.5% as of December 31, 2015).

All PNC loans (except the GPMP PNC Term Loan described below) are directly and indirectly cross-defaulted and are cross collateralized except that WOC and its subsidiaries do not guarantee, and therefore, have not pledged assets to secure the Admiral PNC Revolving Facility as described in Note 21 below. The immediate owners of the Company, ACS, LLC and Holdings (and HP SCF as of January 6, 2017) have pledged their membership units in the Company as collateral to PNC and undertook that these companies will remain special purpose entities with no other activities or liabilities other than holding GPM membership units.

For further details regarding the collateral which was granted to PNC in connection with the Midwest Acquisition, see Note 3 above.

The PNC agreements are subject to a variety of covenants including among others, restrictions on changes of control, mergers, consolidations, acquisitions, sales of assets out of the ordinary or the sale or dissolution of any borrower, the creation of liens, the guaranteeing of debt of others, the making of investments, the making of loans to others, capital expenditures, the making of distributions or other payments to members/stockholders (subject to restrictions detailed above), the incurrence of additional indebtedness, the nature of business, transactions with affiliates, incurrence of additional leases, the formation of new subsidiaries, changing fiscal year end and making accounting changes, amending the Group’s organizational documents and so forth. If the Group violates any such type of covenants, PNC has a variety of remedies, which include, demanding immediate repayment of the PNC loans.

The Amendment, including the supplemental term loan and the Midwest Term Loan, provided for customary representations and warranties and contained the following financial covenants at December 31, 2015:

Leverage Ratio—The Leverage Ratio, which is measured quarterly, compares the Group’s Funded Debt, as identically defined in the applicable agreements, to Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for 12 consecutive preceding months and certain other adjustments as defined in the applicable agreements (including pro forma adjustments related to recent acquisitions). The Group is required to maintain a Leverage Ratio of no greater than 2.75 to 1. As of December 31, 2015, the Group’s Leverage Ratio was 1.65 to 1.

Fixed Charge Coverage Ratio (“FCCR”)—The FCCR measures the Group’s Adjusted EBITDA less unfinanced capital expenditures, dividend distributions and tax distributions and plus tax refunds, all for 12 consecutive preceding months to fixed charges, including historical debt service requirements (including Pro Forma adjustments related to recent acquisitions). The Group is required to maintain an FCCR ratio of not less than 1.10 to 1. As of December 31, 2015 the Group’s FCCR was 1.75 to 1.

Additionally, the Midwest Line of Credit contained the following financial covenant at December 31, 2015:

Fixed Charge Coverage Ratio—Beginning with the quarter ended September 30, 2015, WOC and its subsidiaries were required to maintain a fixed charge coverage ratio of not less than 1.1 to 1, measured on a trailing 12 month basis; however, the fixed charge coverage ratio for the fiscal quarter ending (i) September 30, 2015 shall be calculated for the one fiscal quarter then ended, (ii) December 31, 2015 shall be calculated for the two fiscal quarters then ended and (iii) March 31, 2016 shall be calculated for the three fiscal quarters then ended. The computation of this fixed charge coverage ratio is consistent with the Amendment ratio described above. WOC and its subsidiaries’ FCCR for the six months ended December 31, 2015 was 4.98 to 1.

As of December 31, 2015, the Group is in compliance with all of the obligations and financial covenants under the terms and provisions of the Amendment and the Midwest PNC Facility.

On January 12, 2016, the Group assigned the Amended PNC Term Loan and the supplemental term loan to GPMP. As of the date of such assumption, the principal balance of the Amended PNC Term Loan and the supplemental term loan was $25.1 million and $7.3 million, respectively. For further details of this transaction, see Note 21 below.

The assigned Amended PNC Term Loan and supplemental term loan were amended and restated into a single term loan (the “GPMP Term Loan”), which provides for a three-year senior term loan of $32.4 million, the full amount of which will be due on the maturity date, provided that if the obligations owed under the Amended PNC Facility and/or the Midwest PNC Facility are paid in full and the commitments thereunder are terminated, the GPMP Term Loan shall be due and payable at such time.

The GPMP Term Loan will bear interest, paid on a monthly basis, at either LIBOR plus 0.50% or a base rate (equal to the greatest of (i) the administrative agent’s prime rate, (ii) the one-month LIBOR plus 1.00% and (iii) the federal funds rate plus 0.50%), at GPMP’s election. GPMP also paid certain customary closing fees and expenses under the GPMP Term Loan. The principal of the loan will be repaid in full in one payment on January 12, 2019.

The GPMP Term Loan is secured by US Treasury or other investment grade securities equal to 98% of the outstanding principal amount of the GPMP Term Loan. The Company executed a guaranty of collection of GPMP’s obligations under the GPMP Term Loan, which guaranty is secured by the Company’s assets securing the Amended PNC Facility.

With respect to the GPMP Term Loan, the Company’s guaranty of collection only applies to the extent the US Treasury or other investment grade securities securing the GPMP Term Loan are insufficient to pay the GPMP Term Loan in full. Although the Company and GPMP’s subsidiary are the only guarantors of the GPMP Term Loan, to the extent the Company does not fulfill its guaranty obligations, such default would also trigger a default under the Amended PNC Facility, which would then trigger a cross-default under the other PNC facilities.

The GPMP Term Loan provides for customary representations, warranties and covenants, including, among other things, covenants relating to (i) financial reporting and notices of material events and (ii) limitations on indebtedness and liens, dividends and distributions and certain fundamental transactions. The GPMP Term Loan also requires GPMP to maintain the following financial covenants:

Leverage Ratio – Beginning with the quarter ending March 31, 2016, GPMP is required to maintain a leverage ratio of no greater than 4.25 to 1.0, as calculated by comparing GPMP’s Funded Debt as defined in the GPMP Term Loan to its adjusted EBITDA. For the quarter ending March 31, 2016, adjusted EBITDA is equal to adjusted EBITDA for the quarter multiplied by four; for the quarter ending June 30, 2016, adjusted EBITDA is equal to adjusted EBITDA for the two consecutive quarters ending on such date multiplied by two; for the quarter ending September 30, 2016, adjusted EBITDA is equal to adjusted EBITDA for the three consecutive quarters ending on such date multiplied by four-thirds; and for all other quarters from and after December 31, 2016, adjusted EBITDA is determined on a trailing four-quarter basis.

Interest Coverage Expense Ratio – Beginning with the quarter ending March 31, 2016, GPMP is required to maintain an interest coverage expense ratio of not less than 2.50 to 1, calculated by comparing GPMP’s adjusted EBITDA to its interest expense. Adjusted EBITDA is calculated in the same manner as that for the Leverage Ratio, and interest expense is calculated in the same manner as adjusted EBITDA.

For additional new financing agreements with PNC as well as amendments to existing agreements which the Group entered into 2016 and 2017, refer to Note 21 below.

Financing agreement with M&T Bank

Between June 29, 2012 and August 2013, the Company entered into loan agreements with M&T Bank, an American financial institution (“M&T”), totaling $5.5 million to acquire certain real estate properties operated by the Company. The loans were payable in equal monthly installments including interest with a lump sum payment at the end of the term ($1.0 million due in June 2017, $0.7 million due in March 2018 and April 2018 and $2.0 million due in August 2018). The interest rate on the loans was fixed for the entire term at rates from 4.19% to 4.79%. In connection with the loans, the Company pledged the acquired property and certain other property at the locations as collateral (the “M&T Collateral”). These loans were refinanced in December 2016. See Note 21 for further details.

The loans with M&T contain the same financial covenants as the Company’s loans with PNC as described above, with one exception (which was removed in the refinancing noted above). One of the M&T loans contains one additional financial covenant, a debt service coverage ratio (the “M&T Debt Service Coverage Ratio”), comparing adjusted store EBITDA for five stores, as defined in the loan agreement, to the principal and interest payments of the loan. The Company was required to maintain a M&T Debt Service Coverage Ratio, measured on a trailing 12 month basis, of not less than 1.25 to 1. As of December 31, 2015, the Company’s M&T Debt Service Coverage Ratio was 4.73 to 1.

As of December 31, 2015, the Company is in compliance with all of the obligations and financial covenants under the terms and provisions of the M&T Loan Agreements.

Financing agreement with KeyBank

On January 12, 2016, GPMP, certain lenders and KeyBank National Association, as the administrative agent, swingline lender and letter of credit issuer entered into a credit agreement for a revolving credit facility (the “KeyBank Revolving Credit Facility) in the initial aggregate principal amount of up to $110 million (the “KeyBank Credit Agreement”). The KeyBank Credit Agreement also provides that GPMP has the right to request a term loan of up to $20.0 million (the “KeyBank Term Loan Facility”) in connection with the closing of an initial public offering of GPMP and providing the loan shall be subject to the discretion of the lenders without them having an undertaking to provide the loan.

The KeyBank Revolving Credit Facility matures on July 10, 2020, provided that if an initial public offering of GPMP occurs, the maturity shall be extended until January 12, 2021. The full amount of the principal under the KeyBank Term Loan Facility would be due at maturity.

The initial aggregate commitments under the KeyBank Revolving Credit Facility are available on a revolving basis from January 12, 2016 until the maturity date of the KeyBank Revolving Credit Facility and the KeyBank Term Loan Facility (collectively, the “KeyBank Facilities”). All borrowings and letters of credit under the KeyBank Revolving Credit Facility are subject to the satisfaction of certain customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties.

GPMP may utilize up to $10.0 million out of the KeyBank Revolving Credit Facility to issue letters of credit at an annual cost of 1.5% of the amount of the letters of credit issued.

Borrowings under the KeyBank Facilities bear interest at either the LIBOR or a base rate (equal to the greatest of (i) the administrative agent’s prime rate, (ii) the one-month LIBOR plus 1.00% and (iii) the federal funds rate plus 0.50%), at GPMP’s election, in each case plus an applicable margin. The applicable margin for borrowings under the KeyBank Revolving Credit Facility are based on GPMP’s most recently tested consolidated total leverage ratio and would vary from (a) in the case of LIBOR loans, 2.50% to 3.25% and (b) in the case of base rate loans, 1.50% to 2.25%. The unused portion of the KeyBank Revolving Credit Facility is subject to commitment fees ranging from 0.375% to 0.50%. GPMP also pays certain ongoing customary fees and expenses under the KeyBank Revolving Credit Facility.

All obligations under the KeyBank Facilities are guaranteed by all of GPMP’s present and future direct and indirect domestic subsidiaries (subject to certain exceptions as permitted under the KeyBank Credit Agreement).

The KeyBank Revolving Credit Facility is secured by (i) substantially all of GPMP’s properties and assets and the properties and assets of GPMP’s subsidiary and (ii) pledges of the equity interests in all present and future subsidiaries (subject to certain exceptions as permitted under the KeyBank Credit Agreement).

The KeyBank Revolving Credit Facility is available for general partnership purposes, including working capital, capital expenditures and permitted acquisitions, and allows GPMP to request that the aggregate commitments under the KeyBank Revolving Credit Facility be increased up to $220 million, subject to certain conditions, by way of obtaining additional commitments from the lenders (subject to their approval to increase their commitments in accordance with the KeyBank Facilities) or from other banks.

The KeyBank Facilities provide for customary representations, warranties and covenants, including, among other things, covenants relating to (i) financial and collateral reporting and notices of material events and (ii) limitations on indebtedness and liens, dividends and distributions, transactions with affiliates and certain fundamental transactions. The KeyBank Facilities also requires GPMP to maintain financial covenants which are the same as those required by the GPMP Term Loan.

Defaults of the KeyBank Facilities include, inter alia, the failure to pay the minimum monthly distribution on the A Units (as defined in Note 21 below) in full for five months (consecutive or cumulative) following four consecutive months of non-payment in full.

Certain Other Financing Agreements

Related-party Loans: Refer to Note 13 for discussion.

Midwest Seller Note: In connection with the Midwest Acquisition, as described in Note 3, Holdco issued to the sellers the Midwest Seller Note. The Midwest Seller Note does not bear interest, and is repayable in quarterly installments beginning September 13, 2015 until June 3, 2025. The timing of the foregoing payments is subject to total or partial acceleration predicated on certain events.

Southeast Seller Note: To fund a portion of the consideration in the acquisition of 263 conveniences stores (the “Southeast Acquisition”), on August 6, 2013, the closing date of the Southeast Acquisition, a promissory note was issued to the sellers in such transaction, (the “Southeast Seller Note”) in the amount of $7.8 million. Based upon post-closing analysis and the subsequent settlement signed between the parties, the Southeast Seller Note was reduced to approximately $4.6 million at face value. The Southeast Seller Note did not bear interest and was repayable in installments over a period of 24 months until it fully matured on August 6, 2015.

Insurance Premium Notes: During the ordinary course of business, the Group finances insurance premiums with notes payable. These notes are generally entered into for a term of 18 months or less. The balance due for these notes payable was $1.1 million as of December 31, 2015.

Total scheduled future principal payments required under these debt agreements, taking into consideration the January 2016 and March 2016 amendments to the debt agreements, were as follows as of December 31, 2015:

Amount
(in thousands)
2016	$49,091
2017	4,718
2018	12,665
2019	34,416
2020	2,000
Thereafter	13,000

$115,890

In connection with the Amended PNC Facility, the Midwest PNC Facility, the M&T Debt and other debt, deferred financing costs of $0.8 million were incurred and capitalized in 2015. At December 31, 2015, the gross value of deferred financing costs of $3.6 million and accumulated amortization of $2.2 million were recorded as a direct reduction from the carrying amount of the associated debt liabilities. Amortization of deferred financing costs was $0.8 million for the year ended December 31, 2015. Such amounts were classified as a component of interest expense in the accompanying consolidated statement of operations.

11. Commitments and Contingencies

Environmental Liabilities and Contingencies

The Group is responsible for certain environmental costs and legal expenses arising in the ordinary course of business. See Note 12 for further discussion.

Asset Retirement Obligation

As part of the fuel marketing operations at its Group owned and operated convenience stores, at most of the Group’s consignment dealer locations and at most of the other Group owned or leased locations leased to dealers, there are underground storage tanks for which the Group is responsible. The Group records a liability with regard to the removal from use of each of these underground storage tanks. This liability is recorded according to an estimate of the length of useful life of the underground storage tanks or termination of the applicable lease, while at the same time charging the cost of the future removal to the related long-lived asset. The Group amortizes the amount added to equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks or the lease period of the site, whichever is shorter. The accretion of the asset retirement obligation is recorded in interest expense in the accompanying consolidated statements of operations.

The estimated liability is based upon estimates of management with regard to the approximation of the useful lives of the underground storage tanks, external estimates as to the cost to remove the tanks in the future and the anticipated federal and state regulatory requirements governing the removal of underground storage tanks. The liability is discounted using an 8% discount rate. The Group annually reevaluates its asset retirement obligations and revisions to the liability could occur due to changes in approximations of costs of removal of the underground storage tanks or the timing of removal of the underground storage tanks, in the useful lives of the underground storage tanks, or whether federal or state regulators enact new regulations relating to the removal of such underground storage tanks. The noncurrent portion of the asset retirement obligation is included in long-term liabilities in the accompanying consolidated balance sheets.

A reconciliation and roll forward of the Group’s liability for the removal of its underground storage tanks was as follows:

Amount
(in thousands)
Beginning Balance as of January 1, 2015	$7,386
Additions	17
Acquisitions in year	2,574
Accretion expense	214
Retirement of tanks	(73)

Ending Balance as of December 31, 2015 (*)	$10,118

(*)	$256 was recorded to accrued expenses and other current liabilities in the accompanying consolidated balance sheet at December 31, 2015.

Operating Leases

The Group leases most of the convenience stores it operates, certain dealer locations and certain office space. Total rent expense associated with these operating leases for the year ended December 31, 2015 was $54.9 million. The leases contain escalation clauses and renewal options as outlined in the agreements. The minimum lease payments presented below include periods where an option is reasonably certain to be exercised. The rental agreements include rental fees that are set at the beginning of the lease, but which may increase by a specified increment or pursuant to a formula both during the course of the initial period and any additional option periods. Some of the rental agreements include escalation clauses based on the consumer price index. The minimum lease payments presented in the table below do not take into consideration any future consumer price index adjustments for these agreements. Some of the lease agreements include an increase in the consumer price index coupled with a multiplier and a percentage increase cap effectively assures the cap will be reached each year. Regarding these agreements, the table below includes the capped payments which are considered minimum lease payments. Certain of the Group’s leases also require contingent rental payments based on fuel sales. Such amounts were not material for the periods presented.

As a result of the Road Ranger Acquisition and the Midwest Acquisition, the Group’s future minimum cash rental payments increased $177.1 million from January 1, 2015. The future minimum cash rental payments required under the Group’s leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2015, were as follows:

Amount
(in thousands)
2016	$60,941
2017	58,128
2018	55,018
2019	52,578
2020	46,866
Thereafter	274,889

$548,420

Sublease Arrangements

The Group subleases owned and leased properties to independent dealers and other tenants and subtenants under operating leases. Total operating sublease income for the Group was approximately $4.9 million for the year ended December 31, 2015. Sublease income is included in other revenues in the accompanying consolidated statement of operations.

The future minimum cash payments to be received under these subleases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2015, were as follows:

Amount
(in thousands)
2016	$4,049
2017	3,472
2018	3,108
2019	2,520
2020	1,741
Thereafter	2,326

$17,216

Capital Leases

The Group leases certain store equipment, office equipment, automatic tank gauges, store lighting, fuel dispensers, land and buildings under capital leases. The gross value of the assets under capital lease was $29.8 million as of December 31, 2015. Accumulated amortization related to assets under capital lease was $8.3 million as of December 31, 2015. Interest expense related to those leases was $0.7 million for the year ended December 31, 2015.

As a result of the Midwest Acquisition, the future amounts to be paid with respect to the Group’s capital leases increased $17.3 million from January 1, 2015. The future minimum cash payments to be paid under these leases in excess of one year as of December 31, 2015, were as follows:

Amount
(in thousands)
2016	$3,997
2017	2,793
2018	2,410
2019	2,068
2020	1,252
Thereafter	10,358

Total capital lease fees	$22,878
Less
Amount of interest	$(8,316)
Current maturities	(2,983)

Total long-term capital lease fees	$11,579

Fuel Vendor Agreements

The Group enters into fuel supply contracts with various major fuel suppliers. These fuel supply contracts have expiration dates at various times through August 2026. In connection with certain of these fuel supply and related incentive agreements, the Group received upfront payments and other vendor assistance payments for rebranding costs and other incentives. If the Group defaults under the terms of any contract, including not purchasing committed fuel purchase volume, or terminates any supply agreement prior to the end of the applicable term, the Group must reimburse the respective fuel supplier for the unearned unamortized portion of the payments received to date. The payments are amortized and recognized as a reduction to fuel cost of revenues using the specific amortization periods based on the term of each agreement either using the straight-line method or based on fuel volume purchased. The amount of the unamortized liability was $2.9 million as of December 31, 2015, which were recorded in accrued expenses and other current liabilities and deferred vendor rebates, net of current on the consolidated balance sheets. The legal liability period in these fuel supply agreements can extend beyond the amortization period used for book purposes. As of December 31, 2015, the Group was in compliance with all of its fuel vendor agreements.

In connection with the limited partnership transaction described in Note 21, on January 12, 2016, GPMP assumed all the rights and obligations under the agreements between the Group and its fuel suppliers. The Company has agreed to guaranty the obligations under such agreements. As part of the supply agreements, all incentives earned by GPMP, as described above, are passed to the Company.

Purchase Commitments

In the ordinary course of business, the Group has entered into agreements with suppliers to purchase inventories for varying periods of time. The Group’s fuel vendor agreements with suppliers require minimum volume purchase commitments of branded and unbranded gasoline and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on gallons, with a purchase price at prevailing market rates for wholesale distributions. If the Group fails to purchase the required minimum volume during a contract year, the underlying supplier’s exclusive remedies (depending on the magnitude of the failure) are either termination of the supply agreement and/or a financial penalty per gallon based on the volume shortfall for the given year. Based upon the Group’s current and future expected purchases, the Group does not anticipate incurring penalties for volume shortfalls.

The total future minimum gallon volume purchase requirements from fuel vendors were as follows:

Gallons (in thousands)
2016	384,181
2017	375,392
2018	356,240
2019	306,741
2020	306,741
Thereafter	481,741

Total	2,211,036

Merchandise Vendor Agreements

The Group enters into various merchandise product supply agreements with major merchandise vendors. These major vendors supply a significant portion of the Group’s merchandise supply. The Group receives incentives for agreeing to exclusive distribution rights for the suppliers of certain supplies. As of December 31, 2015, the Group was in compliance with all of its merchandise vendor agreements.

Legal Matters

On June 29, 2014, the Company, ACS, LLC and ARKO entered into a settlement agreement with Holdings and certain related parties to resolve the repayment of the outstanding debt of Holdings to the Company and disputes between the parties in legal proceedings (the “Settlement Agreement”). See Note 13 for further discussion.

General—The Company is also a party to various other legal actions, as both plaintiff and defendant, in the ordinary course of business. The Company’s management believes that these other actions are routine in nature and incidental to the operation of its business. The Company’s management’s present judgment, with support from legal counsel, is that it is not reasonably possible that the ultimate resolution of these matters will have a material adverse impact on the Group’s business, financial condition, results of operations and cash flows.

12. Environmental Liabilities and Contingencies

The Group is subject to certain federal and state environmental laws and regulations associated with convenience store sites where they store and sells fuel and other fuel products.

Costs incurred to comply with federal and state environmental regulations are accounted for as follows:

•	Annual payments for registration of underground storage tanks are recorded as prepaid expenses when paid and expensed throughout the year.

•	Environmental compliance testing is expensed as incurred.

•	Payments for upgrading and installing corrosion protection for tank systems and installation of overfill/spill devices are capitalized and depreciated over the expected remaining useful life of the relevant underground storage tank or the lease period of the relevant site in which the underground storage tank is installed, whichever is shorter. Leak detectors installed are capitalized and depreciated over the expected remaining useful life of the equipment.

•	Costs for removal of underground storage tanks located at the Group’s convenience stores and selected dealer locations are classified under the asset retirement obligation section as described in Note 11.

•	A liability for the Group’s future remediation costs of contaminated sites related to underground storage tanks as well as other exposures, is established when such losses are probable and reasonably estimable. Reimbursement for these expenses from government funds or from insurance companies is recognized as a receivable. The liabilities and receivables are not discounted to their present value. The adequacy of the liability is evaluated by a third party at least semi-annually and adjustments are made based on updated experience, changing environmental conditions and changes in government policy.

As of December 31, 2015, the Group’s environmental obligations totaled $14.9 million. These amounts were recorded as environmental liabilities in the accompanying consolidated balance sheets. Environmental reserves have been established on an undiscounted basis based upon internal and external estimates in regard to each site. It is reasonably possible that these amounts will be adjusted in the future due to changes in estimates of environmental remediation costs, the timing of the payments or whether the federal and/or state regulations in which the Group operates, and which deal with the environment, will be amended.

The Group maintains comprehensive insurance policies and participates in various state UST funds that entitle the Group to be reimbursed for environmental loss mitigation. Estimated amounts that will be recovered by the Group from its insurance policies and various state funds for the exposures totaled $8.8 million as of December 31, 2015, and were recorded as environmental receivables in the accompanying consolidated balance sheets.

The undiscounted amounts of future estimated payments and anticipated recoveries from insurance policies and various state funds as of December 31, 2015 were as follows:

	Payments	Recoveries	Net Obligations
	(in thousands)
2016	$2,801	$1,015	$1,786
2017	2,960	1,445	1,515
2018	2,336	1,405	931
2019	1,915	1,259	656
2020	1,540	1,073	467
Thereafter	3,330	2,611	719

Total Future Payments and Recoveries	$14,882	$8,808	$6,074

13. Related Party Transactions

Settlement Agreement

On June 29, 2014, the Company, ACS, LLC, Holdings and certain of their respective affiliates, entered into the Settlement Agreement. On August 18, 2014, the Settlement Agreement came into force and the following agreements, among others, were signed and came into force:

•	A new noninterest bearing promissory note in the amount $7.1 million was signed by Holdings (the “Promissory Note”). The Promissory Note was payable on the earliest of the following: (a) August 18, 2016; (b) the date on which the holders of the membership units in the Company will be required to make a capital call into the Company; and (c) the date of an initial public offering of the Company’s securities. On August 15, 2016, the Company and Holdings entered into an agreement to extend the maturity date until August 31, 2018. There were no other changes to the remaining terms of the Promissory Note.

•	An amended and restated LLC agreement that regulates the rights between the holders of the membership units of the Company was signed between ACS, LLC and Holdings (the “2014 amended LLC Agreement”). The main points of the 2014 amended LLC Agreement are stated below:

•	For the sum of approximately $4.0 million, ACS, LLC purchased 1,236.49 class C membership units (which were converted into class B membership units) from Holdings resulting in ACS, LLC owning all class B membership units (a 75% ownership interest in the membership units of the Company) and Holdings owning all class C membership units (a 25% ownership interest in the membership units of the Company at that time.) The $4.0 million payment was due on the earliest of the following: (a) August 18, 2016; (b) the date on which the holders of the membership units in the Company will be required to make a capital call into the Company; and (c) the date of an initial public offering of the Company’s securities. On August 15, 2016, ACS, LLC and Holdings entered into an agreement to extend the stated maturity date of the payment until August 31, 2018. There were no other changes to the remaining terms of the payment. ACS, LLC has agreed to make such payment directly to the Company (in lieu of the transfer of the payment to Holdings), in partial payment of the Promissory Note payable by Holdings to the Company.

•	The Company’s 15 million class A preferred membership units and 22.5 million class D preferred membership units were converted into 37.5 million of new preferred member units (the “new preferred member units”) and ACS, LLC and Holdings each held 50% of the new preferred member units until January 2017 (for further details, see Note 21 below).

•	The class B membership units and the class C membership units have voting rights in the Company, and the new preferred member units were entitled to a distribution of $37.5 million in preferred return and a return in an amount of 8.75%, compounded semi-annually (where interest for all of the new preferred member units was guaranteed for a period of two years).

•	If ACS, LLC does not make the $4.0 million payment when due, subject to a cure period, the 1,236.49 class C membership units purchased will be automatically returned to

Holdings, and the new preferred member units that were issued would have been converted back into 15 million class A preferred membership units held by ACS, LLC and 22.5 million class D preferred membership units held by Holdings which would have been entitled to a repayment of the investment and a return in an amount of 8.75%, compounded semi-annually (where interest for all of the preferred member units was guaranteed for a period of two years), as from the date of the 2014 amended LLC Agreement came into effect (less the amounts paid on account of the new preferred member units and return which were paid, commencing from the date of the 2014 amended LLC Agreement came into effect until the date of the conversion aforesaid). The sanction of converting back into the Class D preferred membership units was cancelled in the 2017 LLC Agreement, as defined in Note 21.

•	According to the 2014 amended LLC Agreement, the obligation to make the monthly payments on account of future distributions for the preferred member units was cancelled. The Company’s Board of Managers was entitled to distributed monthly payments on account of future distributions for the new preferred member units, such that these amounts will be paid on account of the new preferred member units, in a ratio of 50%-50% and upon full payment of the amounts for the preferred member units, on account of the payments that are expected to be received for their holdings of the membership units in the Company, class B and class C, according to the percentage of the holdings of each party.

•	The Board of Managers of the Company will determine and approve if the Company has distributable cash (“Distributable Cash”). According to the 2014 amended LLC Agreement, Distributable Cash which was approved aforesaid, would have been distributed first in respect of the preferred return of the new preferred member units, in a ratio of 50%-50% until payment of all of the amounts, subject to the discretion of the Board of Managers of the Company and the restrictions and provisions determined with regard to making the aforesaid distributions in agreements to which the Company is party to, including the restrictions stated in Note 15 below.

•	According to the 2014 amended LLC Agreement, after payment has been made for all of the preferred return due with respect to the new preferred member units, including the return for the investment, the new preferred member units will be cancelled. On March 31, 2015, the 2014 amended LLC Agreement was further amended as follows:

•	In accordance with the 2014 amended LLC Amendment, upon payment of all preferred return as discussed above, the New Preferred Member Units, or the Class A and Class D Preferred Member Units, as applicable, shall automatically be converted and exchanged into (i) with respect to the New Preferred Member Units or the Class A Preferred Member Units, as applicable, held by the Class B Member, such number of Class B Member Units that at the time of such conversion and exchange of Member Interests, is equal to the product of (a) the Class B Member’s Member Ownership Percentage and (b) 37,500,000 and (ii) with respect to the New Preferred Member Units or the Class D Preferred Member Units, as applicable, held by the Class C Member, such number of Class C Member’s Member Units that at the time of such conversion and exchange of the Member Interests, is equal to the product of (a) the Class C Member Ownership Percentage and (b) 37,500,000.

•	The Put Option provisions of the 2014 amended LLC Agreement have been amended so that ACS, LLC no longer has the ability to require the Company to redeem any type of units held by Holdings.

•	According to the 2014 amended LLC Agreement, ACS, LLC and Holdings agreed to advance the Company up to $35.0 million in equal shares of member loans for the purpose of financing certain potential future acquisitions, of which $20.0 million was provided for the purpose of partially financing the Midwest Acquisition, as described in Note 3. The provision regarding loans from related parties was amended in the 2017 LLC Agreement to allow the Company to request loans from the members in proportion to their membership interests but not to require such loans.

•	A Registration Rights Agreement was signed by the Company, ACS, LLC and Holdings. According to this Registration Rights Agreement, on the date of an initial public offering of Company’s securities, if and insofar as there will be any, each of the holders of the membership units will have the right to require that the Company register the membership units held by them pursuant to the securities laws of the US and include them within the framework of the future listing of the Company’s membership units, on the terms provided in the Registration Rights Agreement. This Registration Rights Agreement was replaced in January 2017 as described in Note 21 below.

Road Ranger Related-Party Loans

On March 13, 2015, ARKO and Holdings issued loans to the Company to fund the Road Ranger Acquisition as described in Note 3 above. At December 31, 2015, the Road Ranger Related-Party Loans were classified as current liabilities based on the maturity date of the loans.

The Road Ranger Related-Party Loans bore interest at an annual rate of 13.5%. Interest was payable monthly and all principal was due at the end of the term, which was September 2016. ARKO and Holdings were receiving a commitment fee in connection with the loans of 1%, which was payable in equal parts during the first 12 months after the date of such loans. In the event of any prepayment of the loans in full, the balance of any such unpaid monthly installments was due at that time. In addition, there was an exit fee of 1% of the original principal amount of the loans which was payable on the date that the loans were repaid.

The Road Ranger Related-Party Loans were collateralized by a first priority lien on all of the rights and assets of GPM Midwest, LLC, including the real estate properties and the rights therein, the intangible assets, inventory, receivables and equipment, however, because PNC Bank financed, from the Amended PNC Line of Credit (as defined in Note 10 above), the cost of inventory purchased in the transaction, the first priority lien relating to GPM Midwest, LLC’s assets regarding the inventory and receivables, including the proceed thereof, was subordinate to PNC, which was granted a first priority lien on such assets (the “PNC RR Collateral”) and to the Midwest Seller Note.

On November 16, 2015, GPM Midwest, LLC repaid approximately $5.9 million of the Road Ranger Related-Party Loans, together with accrued interest through the payment date.

On January 12, 2016, the Company contributed approximately $24.0 million of the Road Ranger Related-Party Loans to GPMP. Assignment of the Road Ranger Related-Party Loans was made with no change in substance of the collateral, and the Company remained jointly and severally liable for the repayment of the Road Ranger Related-Party Loans. On January 26, 2016, the Road Ranger Related-Party Loans, together with accrued interest through the payment date, and the related commitment fees and exit fees were fully repaid.

The Company recorded approximately $3.5 million in interest expense in the year ended December 31, 2015 related to the Road Ranger Related-Party Loans.

Midwest Related-Party Loans

On June 1, 2015, ARKO and Holdings issued the Midwest Related-Party Loans to the Company to fund the Midwest Acquisition as described in Note 3 above. At December 31, 2015, the Midwest Related-Party Loans were classified as current liabilities based on the maturity date of the loans. The following is a description of the key terms of the Midwest Related-Party Loans:

a.	The loans bore interest at an annual rate of 13.5%. Interest was payable monthly and all principal was due at the end of the term. ARKO and Holdings received a commitment fee in connection with the loans of 1%, which was payable in equal parts during the first 12 months after the date of such loans. In addition, there is an exit fee of 1% of the original principal amount of the loans which will be payable on the date that the loans are repaid.

b.	These loans originally matured in December 2016. On November 10, 2016, WOC, ARKO and Holdings amended the Midwest Related-Party Loans to provide as follows: (a) $3.0 million of principal was paid on December 1, 2016 along with accrued interest and a portion of the exit fee, (b) $3.0 million of principal would be paid on December 1, 2017 along with accrued interest and a portion if the exit fee and (c) $14.0 million of principal would be paid on August 31, 2018 along with accrued interest and the remainder of the exit fee. The interest rate was reduced to 7.5% effective December 1, 2016, which is payable monthly on the remaining balance of the loans.

c.	Holdco will be entitled to make early repayment of the whole balance of the loans, only in the event of either (i) a refinance of the loans or (ii) the formation by the Company or one of its subsidiaries of a master limited partnership.

d.	The loans are collateralized by a first priority lien on the rights and assets of Holdco and WOC and its subsidiaries, including their respective intangible assets, inventory, receivables and equipment and the equity of WOC and its subsidiaries all subject to the below.

The obligations of Holdco under the Midwest Seller Note are also secured by a subordinate lien (subject to the mechanisms described in Note 14 above, behind ARKO, Holdings and PNC) on the rights and assets of Holdco and WOC and its subsidiaries, however, subject to the mechanisms described in Note 11 above, PNC has a subordinate lien behind ARKO and Holdings on the rights and assets of Holdco and WOC and its subsidiaries, however, ARKO’s and Holdings’ lien relating to Holdco and WOC in relation to 15 real estate properties, the inventory and receivables, including the proceeds thereof, and cash deposit accounts of WOC and its subsidiaries (the “PNC Collateral”), is subordinate to PNC, who has a first priority lien on such assets. The PNC Collateral also secured the Midwest PNC Line of Credit, as well as the GPM PNC Facility and the Midwest PNC Term Loan as detailed in Note 11 above. Refer to Note 21 below for additional changes to the PNC Collateral.

Subject to the mechanisms described in Note 3 above, the Seller has a second priority lien behind PNC on the PNC Collateral. In addition, the Midwest Seller Note is collateralized by a first lien on the balance of the consideration which will be deposited in the Indemnification Escrow Account, as stated in Note 11 above. The Midwest Acquisition agreement, the Midwest Seller Note and the documents executed in connection therewith contain limitations on Holdco’s ability to grant future liens on the assets of WOC and its subsidiaries which would affect the Seller’s priority and position in relation to the liens and rights in the collateral securing the Midwest Seller Note.

e.	The Company and WOC and its subsidiaries provided a guaranty of the repayment of the whole balance of Holdco’s debt for the loans, and the Company granted a pledge of its ownership interest in Holdco and WOC and its subsidiaries granted a pledge of all the ownership interest in their owned and controlled subsidiaries, in favor of ARKO and Holdings as collateral for their guaranty of the undertakings of Holdco pursuant to the loan documents, including for the repayment of the whole balance of Holdco’s debt for the loans.

f.	On the Closing Date, ARKO, Holdings, the Company, Holdco, WOC and its subsidiaries, PNC and the Midwest Seller, entered into an Intercreditor Agreement (the “Intercreditor Agreement”) which regulates, among other things, the rights of the parties with respect to the liens and degrees of priority between the creditors, as stated in paragraph (c) above. In the framework of the Intercreditor Agreement, PNC and the Midwest Seller have a second priority lien which was granted in favor of ARKO and Holdings (other than the PNC Collateral, which is in first priority), including on all of the shares of WOC as specified in paragraph (c) above and on all of the membership units of Holdco and on all of the membership units of WOC’s subsidiaries, as specified in paragraph (e) above.

g.	The Midwest Acquisition agreement additionally provides, among other things, that Holdco shall only be entitled to refinance, replace or otherwise amend or extend the Midwest Related-Party Loans, if the interest rates shall not be in excess of (i) 10% per annum if such loans are so refinanced with a third party lender or (ii) 7.5% if such loans are so refinanced by ARKO, Holdings and their respective affiliates.

Holdco recorded approximately $1.7 million in interest expense in the year ended December 31, 2015 related to the Midwest Related-Party Loans.

Balances outstanding with related parties as of December 31, 2015 were as follows:

As of December 31, 2015
(in thousands)
Current assets:
Due from ACS, LLC	$52
Due from Holdings (1)	7,133
Current liabilities:
Due to Holdings	(4)
Loans from ARKO	(28,043)
Loans from Holdings	(16,014)
Accrued interest - Loans from ARKO	(422)
Accrued interest - Loans from Holdings	(236)

(1)	As discussed above, on August 18, 2014, Holdings issued a new noninterest bearing promissory note in the amount $7.1 million. At December 31, 2015, the Promissory Note was classified within other current assets on the consolidated balance sheet based on the repayment date at that date.

Management Agreement

In September 2011, the Company entered into a management agreement, which was subsequently amended, with an entity owned by the Company’s Chief Executive Officer (“CEO”) (the “Management Company”) whereby the Company would pay the Management Company a fee of $25 thousand per month, as compensation for the services provided by the CEO, through

November 30, 2014. In January 2015, the period of the management agreement was extended retroactively from December 1, 2014 through November 30, 2017 and amended, among other things, to pay to the Management Company a fee of approximately $47 thousand per month, plus an additional annual payment based on the Company Bonus Plan. The management agreement also requires the Company to reimburse the Management Company for all out of pocket expenses related to activity of the Company. No amounts were due this entity at December 31, 2015. Expenses associated with this agreement were reported in general and administrative expenses within the consolidated statements of operations and totaled $0.6 million for the year ended December 31, 2015.

In December 2016, the period of the management agreement was extended from January 1, 2017 through December 31, 2019 and amended, inter alia, to pay to the Management Company a fee of $60 thousand per month plus an additional annual payment based on the Company Bonus Plan (capped at an amount equal to six monthly payments). The management agreement also requires the Company to reimburse the Management Company for all out of pocket expenses related to the activity of the Company.

In addition, in December 2016, a Profits Participation Agreement was signed as described in Note 15 below.

14. Income Taxes

The components of the income tax provision for WOC for the following periods were as follows:

Amount
(in thousands)
Current:
Federal	$418
State	72

Total current	490

Deferred:
Federal	1,767
State	183

Total deferred	1,950

Total income tax expense	$2,440

Significant components of WOC’s deferred income tax assets and liabilities as of December 31, 2015 consisted of the following:

Amount
(in thousands)
Deferred income tax assets:
Asset retirement obligation	$493
Inventories	41
Capital lease obligations	3,126
Accrued expenses	1,057
Fair value of favorable and unfavorable leases	893
Deferred rent	195
Environmental liabilities	670
Net operating loss carryforwards and credits	2,605
Other	137

Total deferred income tax assets	9,217

Deferred income tax liabilities:
Property and equipment	(7,482)
Intangible assets	(1,883)
Prepaid expenses	(310)

Total deferred income tax liabilities	(9,675)

Net deferred income tax liability	$(458)

WOC’s effective income tax rate for the period from the Midwest Acquisition date through December 31, 2015 was 38.0%. There were no significant reconciling differences between the statutory rate and the effective tax rate.

Effective July 1, 2016, Holdco elected to be taxed as a corporation for federal tax purposes.

Tax years ended December 31, 2011 through December 31, 2015 remain open and are subject to examination by the taxing authorities.

15. Redeemable Units and Members’ Equity

As of December 31, 2015 the membership units authorized, issued and paid were as follows:

Units
Class B member units	10,990
Class C member units	3,664
New preferred member units	37,500,000

On August 18, 2011, ACS, LLC, a company owned at that time by the controlling shareholders of ARKO, Messrs. Arie Kotler and Morris Willner, entered into an agreement with the Company and Holdings in the context of which ACS, LLC invested $15.0 million in the Company in exchange for 15 million Class A preferred membership units of the Company and 5,100 Class B membership units of the Company, which represented, at that time, 51% of the voting rights in the Company (the “Member Interest Purchase Agreement,” or the “MIPA”). In conjunction with this investment, ACS, LLC, the Company, Holdings, GPM US and Petro Group, Ltd. entered into the

Third Amendment and Restatement of the LLC Agreement of the Company (the “LLC Agreement,” and together with the MIPA, the “investment agreements”). In conjunction with this transaction, Holdings converted its 100 membership units of the Company into 4,900 Class C membership units, which represented, at that time, 49% of the voting rights in the Company. Additionally, loans of Petro Group, Ltd and its subsidiary were transferred and endorsed to Holdings and were converted to 22.5 million Class D preferred membership units of the Company which were held by Holdings.

On August 1, 2013, (the date that the members were required by the Company to fund a capital call demand, in the total amount of $12.5 million for the Southeast Acquisition) ACS, LLC, infused a total of $12.5 million against the allocation of additional 4,167 Class B membership units, which included the full requirement of ACS, LLC under the capital call demand and the full requirement of Holdings under the capital call demand, which held as of that date 49% interest in membership units of the Company, all in accordance with the mechanisms set out in the LLC Agreement.

On August 6, 2013, ACS, LLC informed the Company and Holdings, that further to a demand letter which was sent by ACS, LLC to Holdings, whereby ACS, LLC stated that Holdings was required to indemnify ACS, LLC for damages incurred by ACS, LLC in accordance with the Agreements provisions to allocate additional Class B membership units of the Company for an amount equal to approximately $0.5 million of the indemnifiable amounts. Based on the above, the Company, as required by the Agreements, issued to ACS, LLC an additional 487 Class B membership units. This was in accordance with the indemnity mechanisms set out in the Agreements.

Accordingly, the allocations of the additional class B membership units, as mentioned above, resulted in ACS, LLC holding a 66.56% interest in the membership units and voting rights of the Company until August 2014.

Pursuant to the Settlement Agreement, as described in Note 13 above, as of December 31, 2015, ACS, LLC holds 75% ownership interest in the common units and voting rights of the Company and Holdings holds 25% ownership interest in the common units and voting rights of the Company and ACS and Holdings each hold 50% of the new preferred member units, as described above.

On January 6, 2017, HP SCF purchased all of the new preferred member units of the Company from ACS, LLC and Holdings and HP SCF purchased from Holdings class C membership units of the Company that represented approximately 2.6% of the common units of the Company (the “Harvest Transaction”) as described in Note 21 below. In connection with such transaction, the new preferred member units were converted into senior preferred member units and the class C membership units purchased by HP SCF from Holdings were converted into class E membership units. At the closing of the Harvest Transaction, the 2014 amended LLC Agreement was amended and restated (the “2017 LLC Agreement”). Refer to Note 21 for more information.

Rights Accompanying Membership Units

As agreed to in the amended 2014 LLC Agreement, the Board of Managers of the Company is composed of up to seven members, up to five members to be appointed by the holders of the class B membership units and up to two members to be appointed by the holders of the class C membership units. Refer to Note 21 for more information on changes to the rights.

Participation Agreement

In December 2016, a Profits Participation Agreement was signed which entitles an entity that is registered in the US and which is wholly owned and controlled by Arie Kotler (the

“Management Company”) to an annual net profit participation amount for the years 2017 through 2019 which is calculated as the lower of (i) 3% of the Company’s annual net profit, based on the Company’s US GAAP consolidated financial statements for the years ending December 31, 2017, December 31, 2018 and December 31, 2019, or (ii) $280 thousand. The Management Company is also entitled to, on account of 2016, an amount of $280 thousand (which was accrued for in 2016). The Profits Participation Agreement will terminate upon the termination of the management agreement as described in Note 13.

16. Fair Value Measurements and Financial Instruments

The Company utilizes fair value measurement guidance prescribed by accounting standards to value its financial instruments. The guidance specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. The following is a description of the three hierarchy levels.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted market prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets of liabilities in inactive markets, and inputs that are observable for the asset of liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value adjustment.

Transfers into or out of any hierarchy level are recognized at the end of the reporting period in which the transfers occurred.

The fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximated their carrying values as of December 31, 2015 due to the short-term maturity of these instruments.

With the exception of a portion of the Consideration in the Midwest Acquisition, which is secured by the Midwest Seller Note, the fair value of the long-term debt approximated its carrying value as of December 31, 2015 due to the frequency with which interest rates are reset based on changes in prevailing interest rates. The fair value of debt, classified as a Level 2 measurement, was estimated by discounting future cash flows at estimated current cost of funding rates, which incorporate the credit risk of the Company for debt instruments with similar terms and maturities.

An amount of $20.0 million of the Consideration in the Midwest Acquisition is measured at fair value at the end of each reporting period. The fair value option was elected to reflect sensitivities to prepayment options in earnings in a timely manner. The fair value methodology for this liability is categorized as Level 3 because inputs to the valuation methodology are unobservable and significant to the fair value adjustment. The fair value was estimated using probabilities for the range of prepayment options and discounted future cash flows for each of the prepayment options.

Financial liability as of December 31, 2015	Current portion of fair value	Noncurrent portion of fair value	Valuation techniques	Key Inputs
	(in thousands)
$20.0 million of the Consideration in the Midwest Acquisition which is secured by the Midwest Seller Note	$2,247	$14,736	Discounted cash flows	Discount rate - 4.06%

The total amount of interest expense recorded for the year ended December 31, 2015 as a result of this liability was $62. There was no change in the credit risk of the Midwest Seller Note in 2015. Every 5.0% change in the discount rate used to discount the cash flows would increase/decrease the liability by approximately $0.1 million.

17. Defined Contribution Plans

The Company has a 401(k) retirement plan for its employees providing eligibility for those who have fulfilled at least one year of service consisting of a minimum of 1,000 hours. Employees may participate by deferring up to 75% of their wages, subject to limitations defined in the plan and applicable law. The Company contributes a matching contribution according to the plan, subject to applicable law. The Company’s expense for matching contributions was approximately $119 for the year ended December 31, 2015.

18. Segment Reporting

Segment information is prepared on the same basis that our chief operating decision maker reviews financial information for operational decision-making purposes. The Company’s operating segments, which are also the reporting segments, are the retail segment and the wholesale segment. The Company defines segment earnings as operating income.

The retail segment includes the operation of a chain of retail stores which include convenience stores selling fuel products and other merchandise to retail customers. At its Group operated convenience stores, the Group owns the merchandise and fuel inventory and employs personnel to manage the store.

The wholesale segment supplies fuel to independent convenience stores and fuel stations operated by outside independent operators who, in this segment, are the final customers of the Group. The wholesale segment also includes the supply of fuel on consignment to independent outside operators as to which the Group is the owner of the fuel inventory at the site and is also responsible for the pricing of the fuel to the end consumer, and shares the gross profit with the independent outside operators.

In the following table, the “Other” column includes overhead costs and other expenses not allocated to the two segments, as well as minor other income items including sublease income from non-dealer sites and income received from management services provided to the sellers in the Southeast Acquisition until June 2015.

Assets and liabilities are not assigned to any particular segment, except for goodwill as described in Note 8, but rather, managed at the consolidated level. All segment revenues are generated from domestic sites within the US and all assets are within the US. Inter-segment transactions primarily include the distribution of fuel by the wholesale segment to the convenience stores acquired by the Group in the Road Ranger Acquisition at cost, plus a fixed fee of 4.5 cents per gallon for a period of 10 years. The effect of these inter-segment transactions was eliminated in the consolidated statement of operations.

Year ended December 31, 2015	Retail	Wholesale	Other	Inter-segment Elimination	Total
	(in thousands)
Revenues
Fuel revenue	$1,155,777	$137,702	$—	$—	$1,293,479
Merchandise revenue	645,328	—	—	—	645,328
Other revenues, net	23,949	3,505	1,367	—	28,821
Inter-segment	—	90,973	—	(90,973)	—

Total revenues	1,825,054	232,180	1,367	(90,973)	1,967,628

Operating income (loss)	74,531	4,064	(54,188)	—	24,407
Interest expense					9,762

Income before income taxes					$14,645

19. Store Operating Expenses

Store operating expenses consisted of the following:

Year ended December 31, 2015
(in thousands)
Salaries and wages	$94,283
Rent	55,444
Credit card fees	25,550
Utilities, upkeep, and taxes	23,873
Repairs and maintenance	13,889
Insurance	9,449
Other store operating expenses	20,911

Total store operating expenses	$243,399

20. General and Administrative Expenses

General and administrative expenses consisted of the following:

Year ended December 31, 2015
(in thousands)
Salaries and wages	$19,292
Professional and legal expenses	3,622
Rent	945
Insurance	2,533
Other general and administrative expenses	4,622

Total general and administrative expenses	$31,014

21. Subsequent Events

The Company has evaluated subsequent events through April 28, 2017, the approval date of the consolidated financial statements. Other than the events described below, no other events were identified that required recognition or disclosure in the consolidated financial statements.

Limited Partnership

On January 11, 2016, the Company and certain of its subsidiaries including GPMP, signed an agreement with the Investor as defined in Note 1, pursuant to which, on January 12, 2016, the Investor acquired limited partnership units of GPMP. At the closing, GPMP issued to the Investor 3.5 million Class A Preferred Units (“A Units”) in exchange for $20 per unit.

In addition, the Investor was granted certain minority protection rights including, among others, tag along rights, preemptive rights, the right to appoint one director to the Board of the General Partner and the requirement to receive such director’s approval for certain decisions, all as set forth in the agreements between the parties. These rights shall expire upon the conversion of the A Units to common units as specified below, to the extent such conversion shall take place.

Upon an initial public offering of common units of GPMP (“IPO”), all A Units will be converted into common units, provided that the Investor will be entitled to common units at a value that results in at least a 10% return (calculated on an annualized basis) on the amount of its investment in GPMP (if necessary at the time of the offering, the Investor will be granted common units representing more than its proportionate share in A Units or will receive cash in lieu of additional common units, at GPM’s option). In an IPO, as requested by the General Partner, the holders of A Units will be required to sell up to 50% of their converted common units. After the IPO, the holders of A Units that will be converted will be granted certain registration rights to enable them to sell their common units to the public, subject to the rules of the applicable stock exchange and securities laws, applicable lock up agreements and so on.

If any of the following events occur: (1) a change in control (other than an IPO or certain transactions as specified in GPMP’s Agreement of Limited Partnership); (2) failure to pay the minimum monthly distribution on the A Units in full for eight months (consecutive or cumulative) following four consecutive months of non-payment in full; or (3) the failure of GPMP to have an IPO within five years from closing, then upon request from the Investor, the General Partner shall cause GPMP to do one of the following (with the selection being at the discretion of the General Partner): (1) redeem the A Units in cash for the purchase price plus the Accrued Distributions (provided that in the case of clauses (1) and (2) the purchase price shall be 103% of the purchase price); (2) sell the assets of GPMP followed by a distribution of the proceeds thereof with priority to the A Units; (3) effectuate an initial public offering; or (4) increase the minimum monthly distribution on the A Units by 50%.

Provisions of the agreements signed with the Investor include a commitment to indemnify the Investor in certain cases as specified in the agreement between the parties.

GPMP is a limited partnership formed under the laws of Delaware and is currently taxed as a partnership. As such, GPMP is not a taxpayer for U.S. federal income tax purposes and its taxable income and losses are allocated to its partners.

As part of completion of the transactions, with regard to GPMP (directly or relating to an entity wholly-owned and controlled by it), the following actions were taken:

1.	Assignment of fuel distribution agreements – GPMP assumed all the rights and obligations under the agreements between the Company and its subsidiaries and its fuel suppliers. The Company has agreed to guaranty the obligations under such agreements.

2.	Distribution agreements with the Company – The Company and its subsidiaries as of such date entered into exclusive supply agreements for 10 years with GPMP pursuant to which the Company and its subsidiaries will purchase fuel from GPMP at GPMP’s cost of fuel including taxes and transportation plus a fixed margin of 4.5 cents per gallon.

3.	Regarding the relationship between the Company and GPMP with respect to future transactions – Until the earlier of (i) 10 years following January 12, 2016 or (ii) the consummation of an IPO, in the event that the Company or any entity controlled by the Company proposes to acquire any retail or wholesale fuel distribution assets, GPMP shall have the right to purchase such fuel supply activity or will otherwise distribute fuel to the Company for sale at such acquired assets at a lower fixed margin than mentioned in 2. above.

4.	Assignment of financial liabilities to GPMP – GPMP assumed financial liabilities of the Company in a total amount of approximately $64.0 million, which included (1) assignment of Road Ranger Related-Party Loans in the amount of approximately $24 million (as defined in Note 3 above), (2) the assignment of approximately $32.4 million representing the Amended PNC Term Loan and the supplemental term loan (as defined in Note 10 above), and (3) approximately $7.7 million of certain trade payables.

5.	GPMP, certain lenders and KeyBank National Association, as the administrative agent, swingline lender and letter of credit issuer entered into a credit agreement for a credit line of up to $110 million (subject to increase as set forth in the credit agreement). Refer to Note 10 above for further details.

In connection with the closing of the Fuel USA Acquisition (as described below), on March 1, 2016, GPMP’s Agreement of Limited Partnership was amended and restated with the following additional provisions:

•	Distributable cash earned from and after March 1, 2016 will first be distributed to holders of A Units up to $0.1667 per month in respect of each unit (a total of $2 per year, representing 10% of the price per unit), second to the holders of the AQ Units (currently the Apple Seller (as defined below)) up to $0.1333 per month in respect of each unit (a total of $1.60 per year, representing 8% of the price per unit), third to the holders of the B Units up to $0.1333 per month in respect of each unit (a total of $1.60 per year, representing 8% of the price per unit) and fourth to the holders of AQ Units and B Units pro rata up to $0.0334 per month in respect of each unit (a total of $0.40 per year, representing 2% of the price per unit). Any distributions above the minimum monthly amounts will be paid to all limited partners on a pro rata basis. If the A Unit holders do not receive a distribution of the minimum monthly amount, their entitlement will accrue and will be made prior to any payment of distributions on units held by, the holders of the AQ Units and B Units, and if the holders of the AQ Units do not receive a distribution of the $0.1333 per month amount, the holders of the AQ Units’ entitlement will accrue and will be made prior to any payment of distributions on B units held. Additionally, if there is sufficient surplus cash to make the full distribution of the minimum monthly amount on the A Units but GPMP elects not to make such full distribution, the accrued amount will be calculated at $0.25 per A Unit (instead of $0.1667 per A Unit).

•	The Apple Seller was granted certain minority protection rights including, among others, tag along rights, all as set forth in the Agreement of Limited Partnership. These rights shall expire upon the conversion of the Apple Seller’s units to common units as specified below, to the extent such conversion shall take place.

•	Upon an IPO, all of the Apple Seller’s units will be converted into common units, provided that the Apple Seller will be entitled to common units at a value that results in at least the $16.9 million deemed capital contribution to GPMP (if necessary at the time of the offering, the Apple Seller will be granted common units representing more than its proportionate share in the Apple Seller’s units or will receive cash for such excess).

As a result of the Fuel USA Acquisition (as described below), the Apple Seller held a 5.14% interest in GPMP, the limited partnership interests in GPMP held by the Company and by WOC were approximately 73.56%, and the Investor’s interest in GPMP were approximately 21.30%.

On the closing date of the Admiral Acquisition (as described below), the Admiral Subsidiaries (as defined below) contributed the rights to supply fuel to the Admiral Subsidiaries and the Admiral Subsidiaries’ contracts with third-party fuel suppliers to GPMP in exchange for units of GPMP, that increased the Company’s (direct and indirect) percentage in GPMP from 73.56% to 76.49% of the limited partnership interests of the Company, the Investor’s interest in GPMP was diluted to approximately 18.94%, and the Apple Seller’s interest in GPMP was diluted to approximately 4.57%.

On the closing date of the Roadrunner Acquisition (defined below), the acquired entity (defined below) contributed the rights to supply fuel to the Convenience Business sites and certain of its contracts with third-party fuel suppliers to GPMP in exchange for units of GPMP, that increased the Company’s (direct or indirect) holdings in GPMP to 78.34%.

GasMart Acquisition

On January 22, 2016, the Company entered into an asset purchase agreement with four unrelated third parties, who were in bankruptcy for the acquisition of up to 21 convenience stores, including the ownership of the real estate at such sites, in Illinois, Iowa and Nebraska. The consideration paid was approximately $6.2 million including the value of cash and inventory at the stores. The purchase agreement was approved by the bankruptcy court on February 8, 2016.

The closings of 15 of the 21 convenience stores, including the fee ownership of the real estate, occurred in multiples phases, all of which were completed by February 23, 2016. At each closing, GPMP purchased the right to supply fuel to the acquired sites in exchange for the Company entering into a fuel supply agreement with GPMP. The consideration was partially financed from the KeyBank Revolving Credit Facility and the remaining from the Amended PNC Line of Credit, as defined in Note 10.

Fuel USA Acquisition

Pursuant to an agreement dated January 14, 2016 between one of the Company’s subsidiaries, GPM Apple, LLC and an unrelated third-party (“Apple Seller”), GPM Apple, LLC purchased (i) in the retail field 42 self-operated stores and (ii) in the wholesale field, 20 dealer operated stores and dealer fuel supply contracts, all in Kentucky and Virginia, for consideration of approximately $5.2 million plus approximately $4.5 million for the value of inventory and cash in the self-operated stores, which was paid in cash at the closing dates (the “Fuel USA Acquisition”). As part of the transaction, GPM Apple, LLC purchased and assumed, among other things, agreements with suppliers (other than fuel suppliers), contracts with dealers, lease agreements relating to sites, equipment at the sites, franchises and licenses for use of a trade name, inventory and goodwill with regards to the acquired activity. The consideration was financed from the Amended PNC Line of Credit (as defined in Note 10 above). The closings occurred in two phases with the final closing completed on March 8, 2016.

Additionally, the Apple Seller contributed its rights to its existing fuel supply contracts and the right to supply fuel to the stores acquired by GPM Apple, LLC, with regards to the sites described above, to GPMP in exchange for Class AQ limited partnership units (“AQ Units”) having a value of $16.9 million. GPMP entered into an exclusive 10 year fuel supply agreement with GPM Apple, LLC. For further details regarding the Apple Seller’s units and its right to distributions, see above.

If for any reason GPMP has not consummated the IPO by August 2017 (subject to Apple Seller’s right to extend the date until November 2017), the Apple Seller will be entitled to require the Company or its designees to purchase at least 51% of the Apple Seller’s units for a price of $20 per unit (the “Put Option”). If Apple Seller chooses to exercise the Put Option, the consideration for the acquired units will be paid in five equal annual installments, the first at the end of one year from the date of the purchase of such units from the Apple Seller. Upon an IPO, all of the Apple Seller’s units will be converted into common units of GPMP, provided that the Apple Seller will be entitled to common units at a value that results in at least the $16.9 million deemed capital contribution to GPMP.

The Apple Seller has agreed to indemnify the Group for certain liabilities, subject to certain time and amount limitations provided for therein. The Apple Seller’s continuing obligations under the Purchase Agreement are secured by certain of the Apple Seller’s units provided to the Apple Seller as part of the transaction consideration.

JiffiStop Acquisition

Pursuant to an agreement dated June 30, 2016 between the Company and an unrelated third party (the “JiffiStop Seller”), the Group purchased retail assets that included 17 convenience stores in the Midwest US (the “JiffiStop Acquired Assets”).

The closing occurred on October 5, 2016 and October 6, 2016 (the “JiffiStop Closing”). At the JiffiStop Closing, an unrelated US real estate investment trust fund (the “REIT”) purchased directly from the JiffiStop Seller ownership in 15 out of the 17 sites for consideration of approximately $28.4 million. Simultaneously to the purchase, the REIT entered into a lease agreement with the Group for all those sites for a term of 20 years, which can be extended for up to four additional five year terms, in consideration for an initial annual base rent payment of approximately $2.1 million.

In consideration for conveying to the Group the leases of two sites and the related fixtures and improvements at those locations, agreements with the Seller’s suppliers, equipment, inventory and intangible assets with regards to the JiffiStop Acquired Assets and cash in the stores, at the JiffiStop Closing, the JiffiStop Seller was paid $7.9 million (the “JiffiStop Consideration”), out of which $0.4 million was paid for legal and other fees, and amounts paid to the REIT. $7.0 million of the JiffiStop Consideration was funded by the KeyBank Revolving Credit Facility (as defined in Note 10) in consideration of assuming the fuel supply agreements to the sites and receiving the rights to supply fuel to the sites, and the remainder in the amount of $0.9 million was funded by the Amended PNC Line of Credit (as defined in Note 10) (including the $0.5 million escrow deposit which was funded by the Group upon signing).

Under the Purchase Agreement, the JiffiStop Seller agreed to indemnify the Company for certain liabilities, subject to certain time limitations with respect to a breach of certain representations and warranties made by the JiffiStop Seller under the purchase agreement. The JiffiStop Seller’s continuing obligations under the purchase agreement are secured, inter alia, by a deposit in the amount of $2.0 million out of the JiffiStop Consideration for a period of 12 months from the JiffiStop Closing.

Admiral Acquisition

On September 23, 2016, Holdco exercised an option for the acquisition of the stock of companies owning (at the date the option was exercised) 175 stores and entered into a purchase agreement with unrelated third parties (collectively, the “Admiral Seller”), whereby Holdco acquired from the Admiral Seller the full ownership in two US entities (the “Acquired Entities”) that operated, through fully-owned subsidiaries (the “Admiral Subsidiaries”), 137 self-operated convenience stores and gas stations and 33 discount tobacco shops, all located in Michigan and Indiana in the Midwest US (the “Admiral Acquisition”).

The closing of the Admiral Acquisition occurred on November 15, 2016 (the “Closing”). At the Closing date, Holdco purchased the Acquired Entities, and immediately following thereto, merged them with the Admiral Subsidiaries so following these mergers, Holdco directly owned 100% of one of the Admiral Subsidiaries – Admiral Petroleum Company – which in turn owns two of the other Admiral Subsidiaries.

The total consideration as paid at the Closing was $39.4 million, out of which approximately $4.4 million was paid as a result of adjustments relating to cash and other working capital adjustments (the “Consideration”). $35.0 million of the Consideration was financed by an affiliate loan from ARKO as described below, and the remainder was financed by the Amended PNC Line of Credit. Based on post-closing adjustments, the Company recorded a receivable from the Admiral Seller of approximately $3.9 million related mainly to cash, income taxes, working capital and indebtedness adjustments, of which $2.1 million was received from the Admiral Seller as of December 31, 2016 and an additional amount of $0.4 million was received as of the approval date of the consolidated financial statements. This amount is subject to further adjustments between the Company and the Admiral Seller which have not been finalized as of the date of the issuance of these consolidated financial statements.

Forty-four of the sites were owned by one of the Admiral Subsidiaries as of the Closing and the remaining sites were leased by the Admiral Subsidiaries from third parties including the Initial Sellers (defined below) and entities related to them. The convenience stores and gas stations leases are primarily long-term leases and the tobacco stores leases are primarily short-term leases.

With regard to units in GPMP which the Admiral Subsidiaries received as of Closing, see above.

Because, on May 19, 2016, the Admiral Seller (through the Acquired Entities) purchased the Admiral Subsidiaries from third parties (the “Initial Transaction” and the “Initial Sellers”), the Admiral Seller’s representations and warranties in the purchase agreement relate to the period commencing on May 19, 2016. The Admiral Seller’s undertakings to indemnify Holdco in matters and at terms as specified in the purchase agreement are limited to an immaterial amount to be placed in escrow for a period of 18 months from the Closing.

In addition, at the Closing, the Admiral Seller assigned to Holdco certain of its rights to indemnification from the Initial Sellers as to the period until May 19, 2016, which are limited to an immaterial amount for a period of up to five years, and the Admiral Seller shall assign to Holdco certain of its rights under a representations and warranties insurance policy which covers the representations and warranties provided by the Initial Sellers in the Initial Transaction Agreement, with total insurance coverage of approximately $8.0 million for a period of three to six years.

As mentioned above, the transaction was mainly financed by an affiliate loan from ARKO. On November 10, 2016, the Company entered into a promissory note to pay ARKO New Israeli Shekels (“NIS”) 144 million plus interest (approximately $37.5 million as of November 10, 2016). The loan bears interest at an annual rate of 5.9%, paid in two annual installments, commencing on December 20, 2016, and thereafter to be paid on June 20 and December 20 in each of the years 2017 through 2023 with the last payment on June 20, 2024. Principal will be paid in eight installments: the first one on June 20, 2017 in an amount equal to 5% of the principal, the following six installments on June 20 in each of the years 2018 through 2023 in an amount equal to 10% of the principal and the last installment on June 20, 2024 in an amount equal to 35% of the principal.

Acquisition of 34 Real Estate Sites

On September 30, 2016, a wholly owned subsidiary of the Company entered into an agreement (the “34 Store Purchase”) with an unrelated third party (“SC Seller”) to purchase the real estate of 34 gas stations and convenience stores located in South Carolina that, commencing from August 2013, were leased by the SC Seller to the Group for an annual total amount of approximately $2.3 million (the “SC Acquired Sites”). The agreement followed a non-binding term sheet entered between the parties in October 2013 for the purchase of up to 37 real estate sites owned by the SC Seller. The closing of the 34 real estate sites occurred on December 23, 2016. Two of the other three stores were sold to dealers of the Company prior to the closing date and the third was purchased by the Company in May 2016.

In consideration for the SC Acquired Sites, the Company paid to the SC Seller a total of approximately $22.1 million, which the Company financed primarily by a bank loan provided by M&T (see below for further details).

As of the closing date, 21 of the SC Acquired Sites were self-operated by the Group and 13 were subleased by the Group to independent outside operators and the Group supplied fuel to such operators.

In addition to the SC Acquired Sites, the Group leases from the SC Seller additional sites and according to the agreement between the parties at the closing, the term of 19 leases was extended until December 31, 2030.

Acquisition of 92 Convenience Stores and Gas Stations

On February 10, 2017, the Company entered into a purchase agreement with unrelated third-parties (the “Roadrunner Sellers”) for the acquisition of full ownership in two US entities that operate 92 convenience stores and gas stations (the “Convenience Business”) and seven franchised, quick service restaurants located in the Southeast US (the “QSR Business”), together with assets that included, among other things, the fee simple interest in 76 of the Convenience Business sites (the “Owned Sites”). According to an agreement between the Company and an unrelated REIT fund (the “REIT”), the Company assigned to the REIT its rights under the purchase agreement to purchase 66 of the Owned Sites. The closing occurred on April 4, 2017. At the closing of the transaction, Holdco acquired from the Roadrunner Sellers the full ownership in the entity that operates the Convenience Business (the “Acquired Entity”).

With regard to the ownership rights in the entity that operates the QSR Business, the closing was postponed until receipt of all of the necessary approvals from the franchisor relating to the change of control in the entity or any other agreement between the parties. At the closing, $5.0 million of the Roadrunner Consideration (as defined below) was placed in escrow to be released to the Roadrunner Sellers upon receipt of the necessary approvals from the franchisor or to the Company if within 180 days from the closing date no such approval is received.

The total consideration paid by the Company was approximately $28.0 million, out of which approximately $4.5 million was paid as a result of adjustments relating to cash, net working capital and other items. A total of $24.0 million of the consideration was financed through a related-party loan from ARKO and the majority of the remaining amount was financed through the credit line provided under the Holdco PNC Agreement, as defined below. The related-party loan bears interest at an annual rate of 5.9%, paid in two annual installments, commencing on June 20, 2017, and thereafter to be paid on December 20 and June 20 in each of the years 2017 through 2023 with the last payment on June 20, 2024. Principal will be paid in eight installments: the first one on June 20, 2017 in an amount equal to 5% of the principal, the following six installments on June 20 in each of the years 2018 through 2023 in an amount equal to 10% of the principal and the last installment on June 20, 2024 in an amount equal to 35% of the principal.

Additionally, at the closing, the REIT purchased directly from the Roadrunner Sellers the fee simple ownership in 66 of the Owned Sites in consideration for approximately $139 million, paid directly by the REIT to the Roadrunner Sellers and a wholly-owned entity of the Company acquired the other 11 Owned Sites and the Roadrunner office building. Simultaneously with the purchase, the REIT and the Acquired Entity entered into a lease agreement for all the Owned Sites acquired by the REIT for a term of 20 years, which can be extended for up to four additional five year terms, in consideration for an initial annual base rent payment of approximately $10 million. The lease was guaranteed by the Company.

Under the purchase agreement, the Roadrunner Sellers have agreed to indemnify the Company and Holdco for certain breaches of representations and warranties made by the Roadrunner Sellers as specified in the purchase agreement, subject to certain time and amounts limitations as determined in the purchase agreement.

Acquisition of 7 convenience stores

On January 26, 2017, the Company entered into a purchase agreement with an unrelated third-party for the acquisition of seven convenience stores and gas stations currently leased by the Company. The consideration is approximately $4.1 million. Closing is planned in the second quarter of 2017. As of the approval date of the consolidated financial statements, there is no certainty the transaction will close.

New Financing Agreements with PNC

On November 15, 2016, the Admiral Subsidiaries entered into an agreement with PNC (the “Admiral PNC Revolving Facility”) providing a line of credit of up to $15.0 million for a period expiring on August 6, 2018 (“Admiral PNC Line of Credit”). The borrowing amount for the Admiral PNC Line of Credit is determined in the same manner as the Amended PNC Line of Credit. There was initially an availability block on the line reducing availability by the amount of such block which was removed in April 2017 as described below.

In conjunction with the Roadrunner Acquisition as described above, on April 4, 2017, Holdco, the Acquired Entity (as defined above) and additional subsidiaries that are fully owned by Holdco entered into a new financing agreement with PNC (the “Holdco PNC Agreement” and the “Borrowers”) that amended, restated and consolidated the Midwest Facility, as defined in Note 10 above, and the Admiral PNC Revolving Facility, as defined above (the “previous facilities”). The Holdco PNC Agreement includes a revolving credit line to Borrowers of up to $32.5 million (instead of $30 million according to the separate revolving credit lines under the previous facilities), and the Amended PNC Facility was amended so that the Amended PNC Line of Credit, as defined in Note 10 above, was reduced from up to $45 million to up to $42.5 million. The Holdco PNC Agreement does not include previous restrictions with regard to the borrowing amounts that were included in the separate credit lines. The Holdco PNC Agreement includes the Midwest Term Loan, as defined in Note 10 above, which was included in the previous facilities, of which $8.25 million was outstanding as of the Roadrunner closing.

The Holdco PNC Agreement includes substantially the same terms as the previous facilities, including the same terms with regard to expiration date, interest rate and payments schedule. The Holdco PNC Agreement covenants are the same as those in the Amended PNC Facility (see Note 10 above). The loans provided according to the Holdco PNC Agreement are guaranteed by the Company and its subsidiaries that are party to the agreements with PNC.

Financing Agreements with M&T Bank

On December 21, 2016, the Company entered into a loan-term agreement with M&T for a $26.0 million loan which primarily financed the 34 Store Purchase (as described above) and also included the refinancing of the previous loans (as described in Note 10 above) which had an outstanding balance of $4.45 million (the “M&T Term Loan”). The loan is payable in equal monthly installments including interest with a lump sum payment at the end of the term on December 10, 2021. The interest rate was fixed for the entire term at 5.06%. In connection with the M&T Term Loan, the Company pledged the property of 25 sites acquired in the 34 Store Purchase and the original M&T Collateral as collateral. The M&T Term Loan contains similar restrictions as the Company’s loans with PNC as described above. Additional acquisitions by the Company, other than permitted acquisitions as defined under the M&T Term Loan are subject to the approval of M&T, but will not be required if the loan to value of the M&T Term Loan is 65% or lower (or is paid-down to 65% or lower), as long as PNC approved such additional acquisitions.

Harvest Transaction

On January 6, 2017, an agreement (the “UPA”) was signed among the Company, ACS, LLC, GPM Member, LLC and HP SCF, for a transaction in which HP SCF purchased membership units in the Company as follows:

•	HP SCF purchased from ACS, LLC and from GPM Member, LLC all of the new preferred member units of the Company, that were equally held by ACS, LLC and Holdings in consideration for approximately $47.5 million. Immediately upon the closing of the transaction, the new preferred member units were recapitalized into senior preferred member units.

•	HP SCF purchased from GPM Member, LLC 381.203 common units (class C) of the Company that represent approximately 2.6% of the common units of the Company in consideration for approximately $15.0 million. Immediately upon the closing of the transaction, the class C units were converted to class E units.

The UPA includes, inter alia, representations by the Company regarding its assets, liabilities and business as customary in these kinds of transactions. ACS LLC, GPM Member, LLC and the Company undertook to indemnify HP SCF for losses or damages that resulted from inaccuracy or breach of the representations up to limited amounts and subject to limited periods as set forth in the UPA, and in all cases (other than fraud) not more than the consideration paid by HP SCF. In the event HP SCF is entitled to such indemnification from ACS LLC and GPM Member, LLC, ACS LLC shall bear 38% and GPM Member, LLC shall bear 62% of all such amounts to the extent the breach is with respect to representations from the Company.

At the closing of the Harvest Transaction, the 2014 amended LLC Agreement was amended and restated to become the 2017 LLC Agreement.

Following the closing of the Harvest Transaction, the membership units authorized, issued and paid were as follows:

Units
Class B membership units	10,990.54
Class C membership units	3,282.31
Class E membership units	381.20
Senior preferred member units	475.00

Following the closing of the Harvest Transaction, ACS, LLC holds 75% of the common units (class B), GPM Member, LLC holds approximately 22.4% of the common units (class C) and HP SCF holds approximately 2.6% of the common units (class E) and HP SCF holds all of the senior preferred member units.

The senior preferred member units grant their holders: (1) the right to 7.5% of distributions made by the Company, however, if the distributions are not generated out of current cash flow of the Company or as a result of proceeds following a sale-leaseback of owned real estate assets or the sale of non-core assets which do not materially reduce the EBITDA of the Company, then the holders of the senior preferred member units shall be entitled to all such distributions up to the amount invested by HP SCF in the purchase of the senior preferred member units ($47.5 million less any and all distributions and other payments previously made in respect of such senior preferred member units other than tax distributions to HP SCF), unless approved by HP SCF to make such distribution on a pro rata basis to all unit holders, and (2) preference in receiving the amount invested in the purchase of the senior preferred member units in the event of foreclosure, bankruptcy etc. (less any and all distributions and other payments previously made in respect of such senior preferred member units other than tax distributions to HP SCF). The senior preferred member units do not receive voting rights.

Under the 2017 LLC Agreement, the key terms granted to HP SCF, the holders of the senior preferred member units, and the class E membership units are as follows:

1.

In the event that HP SCF is required to sell the senior preferred member units and the class E membership units as a result of (i) a sale of all or substantially all of the assets of the Company or (ii) a transfer to a third party at the discretion of the Company of more than 50% of the outstanding units of each class, or (iii) an exercise by ACS, LLC of its drag along rights, the minimum amount to which HP SCF will be entitled to in consideration for all of the senior preferred member units and the class E membership units shall be no less than its investment amount less the sum of all prior distributions and payments actually made in respect of the senior preferred member units and the class E membership units. If any amount will be required in order to reach such minimum amount, then with respect to the senior preferred member units, the holders of the class B and class C membership units will be required to pay such make whole amount on a 50%-

50% basis, and with respect with the class E membership units, the make whole amount, the holder of the class C membership units will be required to fully pay any such amount, provided the sale occurred within 24 months following the closing of the Harvest Transaction.

2.	HP SCF’s approval will be required for any change of control in the Company that results in Arie Kotler no longer retaining the power to direct the management or policies of the Company (not including in the event of a sale of all or substantially all of the assets of the Company occurs) (“Change of Control”), unless a right of first offer was provided to HP SCF to purchase controlling membership units in the Company. In the event of a Change of Control without the occurrence of any of the following (i) receiving HP SCF’s approval, (ii) providing HP SCF a right to tag-along in the sale of the control in the Company by way of selling all its units in the Company, or (iii) exercise with respect to all HP SCF’s holdings in the Company of a drag-along right, HP SCF shall have the right for six months following the Change of Control to trigger a Buy/Sell (“BMBY”). In addition, in the event that Arie Kotler no longer holds any shares of ARKO, his position as CEO of the Company shall be automatically terminated, and the appointment of a new CEO of the Company will require HP SCF’s consent (subject to Section 5 below).

3.	If at the end of 7.5 years and/or 9.5 years from the closing of the Harvest Transaction, the Company has not offered HP SCF to acquire all of its holdings in the Company for an amount per unit that reflects approximately $126.5 million or approximately $161.0 million (respectively and subject to reduction to such amounts in the event of a change in HP SCF’s holdings during that period), HP SCF shall be entitled to trigger a BMBY up until the end of 12.5 years from the closing of the Harvest Transaction. In any event, commencing 30 days following 9.5 years from the closing of the Harvest Transaction, HP SCF’s liquidation preference will be terminated and so will all its rights with respect to a Change of Control or a sale as set forth in Section 1., both as described above.

4.	HP SCF is entitled to customary pre-emptive rights, rights of first offer and tag-along rights upon a sale by a member holding 50% or more of the capital of the Company, and grants ACS, LLC drag-along rights upon and grants ACS, LLC and GPM Member, LLC pre-emptive rights of first offer with respect to the units held by HP SCF.

5.	The 2017 LLC Agreement provides HP SCF with minority protection rights that include, inter alia, (a) the requirement for the consent of at least one manager appointed by Harvest (the “Fund’s Representative”) for the appointment of the Chairman, President or CEO of the Company (or its replacement), (b) to a material change in the activities of the Company and (c) to a deviation from the Leverage Ratio financial covenant agreed with PNC, as described in Note 11 above. In the event of resolutions or actions taken in the matters specified in (a), (b) or (c) above without the consent of the Fund’s Representative, HP SCF shall be entitled, as a sole remedy, for a period of six months from the date of the breach to initiate a BMBY (as set forth above).

6.	The 2017 LLC Agreement defines the BMBY mechanism in the event HP SCF initiates a BMBY in circumstances as described above. According to the agreed mechanism, if HP SCF initiates a BMBY and ACS LLC chooses not to purchase the units held by HP SCF for consideration reflecting the value proposed by HP SCF in the BMBY, then HP SCF shall not be obligated to purchase the units held by ACS LLC and GPM Member, LLC, but in such event, HP SCF shall not be entitled to initiate an additional BMBY based on the same circumstances.

7.	The senior preferred member units shall not be diluted in the event of a capital contribution to the Company made by its existing membership unit holders.

8.	The minority protection rights as set forth in the 2017 LLC Agreement including the terms specified in sections (1) through (6) above shall terminate in the event of an initial public offering of GPM with a minimal initial offering above an amount agreed in the 2017 LLC Agreement (the 2017 LLC Agreement remained similar provisions with regard to GPM Member, LLC that include a lower threshold for the initial offering amount that will terminate certain provisions with regard to GPM Member, LLC).

The UPA states that following the closing of the Harvest Transaction, HP SCF may make an additional investment in GPM in an amount of up to $30 million for future acquisitions, on terms and conditions to be mutually agreed upon by the Company and HP SCF. As of the approval date of the consolidated financial statements, such terms and conditions have not been discussed and therefore, it is clarified that there is not any certainty that such investment shall take place.

According to the 2017 LLC Agreement, distributions made by the Company out of current cash flow of the Company or as a result of proceeds following a sale-leaseback of owned real estate assets or the sale of non-core assets which do not materially reduce the EBITDA of the Company, will be distributed on a pro rata basis to all unit holders (including the holders of the senior preferred member units) based on their percentage in the equity of the Company. Any other distributions shall be made first to the holders of the senior preferred member units up to the amount invested by HP SCF in the purchase of the senior preferred member units ($47.5 million less any and all distributions and other payments previously made in respect of such senior preferred member units other than tax distributions to HP SCF), unless approved by HP SCF to make such distribution on a pro rata basis to all unit holders.

According to the 2017 LLC Agreement, at the discretion of the Company’s Board of Managers, it is entitled to make monthly management distributions of up to $1.0 million annually to all unit holders (including the senior preferred member units) pro rata based on their percentage in the equity, on account of future distributions.

At the closing of the Harvest Transaction, a Registration Rights Agreement was signed by the Company, ACS, LLC, GPM Member, LLC and HP SCF, according to which on the date of an initial public offering of Company’s securities, if and insofar as there will be any, each of the holders of the membership units will have the right to require that the Company register the membership units held by them pursuant to the securities laws of the US and include them within the framework of the future listing of the Company’s membership units, on the terms provided in the Registration Rights Agreement. This agreement replaces the prior registration agreement between the Company, ACS, LLC, and Holdings as described in Note 13 above.

Per the 2017 LLC Agreement, the Board of Managers of the Company is composed of up to nine members, up to five members to be appointed by the holders of the class B membership units, up to two members to be appointed by the holders of the class C membership units and up to two members to be appointed by the holders of the class E membership units.

Appendix A

FORM OF

THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

GPM PETROLEUM LP

A-i

A-ii

A-iii

THIRD AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP OF GPM PETROLEUM LP

THIS THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF GPM PETROLEUM LP dated as of                 , 201 , is entered into by and among GPM Petroleum GP, LLC, a Delaware limited liability company, as the General Partner, GPM Investments, LLC, a Delaware limited liability company, in its capacity as the Organizational Limited Partner and the Limited Partners party hereto, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be applied to the terms used in this Agreement for all purposes, unless otherwise clearly indicated to the contrary.

“Additional Book Basis” means, with respect to any Adjusted Property, the portion of the Carrying Value of such Adjusted Property that is attributable to positive adjustments made to such Carrying Value, as determined in accordance with the provisions set forth below in this definition of Additional Book Basis. For purposes of determining the extent to which Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event; and

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event (an “Additional Book Basis Reduction”) and the Carrying Value of other property is increased as a result of such Book-Down Event (a “Carrying Value Increase”), then any such Carrying Value Increases shall be treated as Additional Book Basis in an amount equal to the lesser of (i) the amount of such Carrying Value Increase and (ii) the amount determined by proportionately allocating to the Carrying Value Increases resulting from such Book-Down Event the lesser of (A) the aggregate Additional Book Basis Reductions resulting from such Book-Down Event and (B) the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative Items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property; provided that the provisions of the immediately preceding sentence shall apply to the determination of the Additional Book Basis Derivative Items attributable to Disposed of Adjusted Property.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, (a) Operating Surplus generated with respect to such period; less (b)(i) the amount of any net increase during such period in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned); and (ii) the amount of any net decrease during such period in cash reserves (or the Partnership’s proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures not relating to an Operating Expenditure made during such period; and plus (c)(i) the amount of any net decrease during such period in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned); (ii) the amount of any net increase during such period in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures required by any debt instrument for the repayment of principal, interest or premium; and (iii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (b)(ii) above. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus, but does include that portion of Operating Surplus included in clause (a)(iv) of the definition of Operating Surplus. To the extent that disbursements made, cash received or cash reserves established, increased or reduced after the end of a period are included in the determination of Operating Surplus for such period (as contemplated by the proviso in the definition of “Operating Surplus”) such disbursements, cash receipts and changes in cash reserves shall be deemed to have occurred in such period (and not in any future period) for purposes of calculating increases or decreases in Working Capital Borrowings or cash reserves during such period.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.6(d).

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Quantity of IDR Reset Common Units” is defined in Section 5.12(a).

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of (a) a Contributed Property means the fair market value of such Contributed Property at the time of contribution and (b) an Adjusted Property means the fair market value of such Adjusted Property on the date of the Revaluation Event, in each case as determined by the General Partner.

“Agreement” means this Third Amended and Restated Agreement of Limited Partnership of GPM Petroleum LP, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Bad Faith” means, with respect to any determination, action or omission, of any Person, board or committee, that such Person, board or committee reached such determination, or engaged in or failed to engage in such act or omission, with the belief that such determination, action or omission was adverse to the interest of the Partnership.

“Board of Directors” means the board of directors of the General Partner.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means a Revaluation Event that gives rise to a Revaluation Loss.

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.6 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

“Book-Up Event” means a Revaluation Event that gives rise to a Revaluation Gain.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the Commonwealth of Virginia shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.6. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Capital Improvement” means any (a) addition or improvement to the assets owned by any Group Member, (b) acquisition (through an asset acquisition, merger, stock acquisition or other form of investment) of existing, or the construction of new assets by any Group Member, or (c) capital contribution by a Group Member to a Person that is not a Subsidiary, in which a Group Member has, or after such capital contribution will have an equity interest, to fund the Group Member’s pro rata share of the cost of the acquisition of existing or the construction of new or the improvement of existing assets, in each case if and to the extent such addition, improvement, acquisition or construction is made to increase the long-term operating capacity or operating income of the Partnership Group from the long-term operating capacity or operating income of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from that existing immediately prior to such addition, improvement, acquisition or construction.

“Capital Surplus” means cash and cash equivalents distributed by the Partnership in excess of Operating Surplus, as described in Section 6.3(b).

“Carrying Value” means (a) with respect to a Contributed Property or an Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and other cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property, and (b) with respect to any other Partnership property, the adjusted basis of such property for U.S. federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.6(d) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner is liable to the Partnership or any Limited Partner for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate in such form (including in global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Partnership Interests.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the state of Delaware as referenced in Section 7.3, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” is defined in Section 4.9(a)(ii).

“claim” (as used in Section 7.12(c)) is defined in Section 7.12(c).

“Closing Date” means the first date on which Common Units are issued and delivered by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” is defined in Section 11.3(a).

“Commences Commercial Service” means the date a Capital Improvement or replacement asset is first put into or commences commercial service by a Group Member (or other Person that is not a Subsidiary of a Group Member, as contemplated in the definition of “Capital Improvement”) following, if applicable, completion of construction, acquisition, development or testing, as applicable.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to or include any Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, with respect to any Quarter wholly within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all cash and cash equivalents distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors composed entirely of one or more directors, each of whom is determined by the Board of Directors, after reasonable inquiry, (a) to not be an officer or employee of the General Partner (b) to not be an officer or employee of any Affiliate of the General Partner or a director of any Affiliate of the General Partner (other than any Group Member), (c) to not be a holder of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, that would be likely to have an adverse impact on the ability of such director to act in an independent manner with respect to the matter submitted to the Conflicts Committee, other than Common Units and awards that are granted to such director under the LTIP, and (d) to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed or admitted to trading.

“Contributed Property” means each property or asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.6(d), such property or asset shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of January 12, 2016, among the Partnership, the General Partner, GPM, GPM2, LLC, GPM3, LLC, GPM Southeast, LLC, GPM Petroleum, LLC, WOC Southeast Holding Corp., Village Pantry, LLC and Colonial Pantry Holdings, LLC, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters wholly within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and Section 6.5(b) with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance and Distribution” means both (a) the issuance by the Partnership of a number of additional Common Units that is equal to the excess, if any, of (x)                 over (y) the aggregate number, if any, of Common Units actually purchased by and issued to the Underwriters pursuant to the Over-Allotment Option on the Option Closing Date(s), and (b) distribution(s) of cash contributed by the Underwriters to the Partnership on or in connection with any Option Closing Date with respect to Common Units issued by the Partnership upon the applicable exercise of the Over-Allotment Option as described in Section 5.3(b), if any.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Derivative Instruments” means options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative instruments relating to, convertible into or exchangeable for Partnership Interests.

“Disposed of Adjusted Property” is defined in Section 6.1(d)(xii)(B).

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” is defined in Section 4.9(b).

“Eligible Holder” means a Limited Partner, or type of Limited Partners, whose (a) U.S. federal income tax status (or lack of proof thereof), in the determination of the General Partner, does not create and is not reasonably likely to create a substantial risk of the adverse effect described in Section 4.9(a)(i) or (b) nationality, citizenship or other related status does not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.9(a)(ii). The General Partner may adopt policies and procedures for determining whether types or categories of Persons are or are not Eligible Holders. The General Partner may determine that certain Persons, or types or categories of Persons, are Eligible Holders based on its determination that (a) their U.S. federal income tax status, nationality, citizenship or other related status (or lack of proof thereof) is unlikely to create the substantial risk referenced or (b) it is in the best interest of the Partnership to permit such Persons or types or categories of Persons to own Partnership Interests notwithstanding any such risk. Any such determination may be changed by the General Partner from time to time in its discretion, and any Limited Partner may be treated as an Ineligible Holder notwithstanding that it was in a type or category of Persons determined by the General Partner to be Eligible Holders at the time such Limited Partner acquired its Limited Partner Interest.

“Estimated Incremental Quarterly Tax Amount” is defined in Section 6.9.

“Event Issue Value” means, with respect to any Common Unit as of any date of determination, (a) in the case of a Revaluation Event that includes the issuance of Common Units pursuant to a public offering and solely for cash, the price paid for such Common Units, or (b) in the case of any other Revaluation Event, the Closing Price of the Common Units on the date of such Revaluation Event or, if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

“Event of Withdrawal” is defined in Section 11.1(a).

“Excess Additional Book Basis” is defined in the definition of Additional Book Basis Derivative Items.

“Excess Distribution” is defined in Section 6.1(d)(iii)(A).

“Excess Distribution Unit” is defined in Section 6.1(d)(iii)(A).

“Expansion Capital Expenditures” means cash expenditures (including transaction expenses) for Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred to finance the construction of a Capital Improvement and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence construction of a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that such Capital Improvement is abandoned or disposed of. Debt incurred to fund such construction period interest payments or to fund distributions in respect of equity issued (including incremental Incentive Distributions related thereto) to fund the construction of a Capital Improvement as described in clause (a)(iv) of the definition of Operating Surplus shall also be deemed to be debt incurred to finance the construction of a Capital Improvement. Where capital expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

“Final Subordinated Units” is defined in Section 6.1(d)(x)(A).

“First Liquidation Target Amount” is defined in Section 6.1(c)(i)(D).

“First Target Distribution” means $         per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.12, 6.6 and 6.8.

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, the sum of (1) the weighted average number of Units Outstanding during such period plus (2) all Partnership Interests and Derivative Instruments (a) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8 such Partnership Interests and Derivative Instruments shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means GPM Petroleum GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacities as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the non-economic management interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement in such capacity, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement in such capacity. The General Partner Interest does not include any rights to profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

“Good Faith” means, with respect to any determination, action or omission, of any Person, board or committee, that such determination, action or omission was not taken in Bad Faith.

“GPM” means GPM Investments, LLC, a Delaware limited liability company.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means two or more Persons that with or through any of their respective Affiliates or Associates have any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of the Partnership Group to fluctuations in commodities, financial instruments or other capital activity, in each case, other than for speculative purposes.

“Holder” as used in Section 7.12, is defined in Section 7.12(a).

“IDR Reset Common Unit” is defined in Section 5.12(a).

“IDR Reset Election” is defined in Section 5.12(a).

“Incentive Distribution Right” means a Limited Partner Interest having the rights and obligations specified with respect to Incentive Distribution Rights in this Agreement.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.4.

“Incremental Income Taxes” is defined in Section 6.9.

“Indemnified Persons” is defined in Section 7.12(c).

“Indemnitee” means (a) any General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Group Member, a General Partner, any Departing General Partner or any of their respective Affiliates, (e) any Person who is or was serving at the request of a General Partner, any Departing General Partner or any of their respective Affiliates as an officer, director, manager, managing member, general partner, employee, agent, fiduciary or trustee of another Person owing a fiduciary or similar duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Person who controls a General Partner or Departing General Partner and (g) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s service, status or relationship exposes such Person to potential claims, demands, actions, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” is defined in Section 4.9(c).

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Limited Partners” means GPM, WOC Southeast Holding Corp., Admiral Petroleum Company and Mountain Empire Oil Company (with respect to the Common Units and Subordinated Units received by them pursuant to Exhibit A), Fuel USA, LLC, Oppenheimer SteelPath MLP Select 40 Fund and Oppenheimer Steelpath MLP Income Fund (with respect to the Common Units received by them pursuant to Exhibit A), the General Partner (with respect to Incentive Distribution Rights received by it pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including any offer and sale of Common Units pursuant to the exercise of the Over-Allotment Option.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters first offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, including sales of debt securities and other incurrences of indebtedness for borrowed money, by any Group Member, other than Working Capital Borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the Underwriting Agreement); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

“Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidation Gain” has the meaning set forth in the definition of Net Termination Gain.

“Liquidation Loss” has the meaning set forth in the definition of Net Termination Loss.

“Liquidator” means one or more Persons selected pursuant to Section 12.3 to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“LTIP” means benefit plans, programs and practices adopted by the General Partner pursuant to Section 7.5(b).

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to or replacement of the assets owned by any Group Member or for the acquisition of existing, or the construction or development of new assets) if such expenditures are made to maintain the long-term operating capacity or operating income of the Partnership Group.

“Merger Agreement” is defined in Section 14.1.

“Minimum Quarterly Distribution” means $         per Unit per Quarter (or with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.12, 6.6 and 6.8.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.6(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case as determined and required by the Treasury Regulations promulgated under Section 704(b) of the Code.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.6 but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.6 but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, as applicable, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.6) that are recognized (i) after the Liquidation Date (“Liquidation Gain”) or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) (“Sale Gain”), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.6(d) on the date of a Revaluation Event (“Revaluation Gain”); provided, however, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d); and provided, further, that Sale Gain and Revaluation Gain shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Sale Gain or Revaluation Gain occurs.

“Net Termination Loss” means, as applicable, (a) the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.6) that are recognized (i) after the Liquidation Date (“Liquidation Loss”) or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) (“Sale Loss”), or (b) the excess, if any, of the aggregate amount of Unrealized Loss over the aggregate amount of Unrealized Gain, deemed recognized by the Partnership pursuant to Section 5.6(d) on the date of a Revaluation Event (“Revaluation Loss”); provided, however, items included in the determination of Net Termination Loss shall not include any items of income, gain or loss specially allocated under Section 6.1(d); and provided, further, that Sale Loss and Revaluation Loss shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Sale Loss or Revaluation Loss occurs.

“Noncompensatory Option” has the meaning set forth in Treasury Regulation Section 1.721-2(f).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” is defined in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement dated January 12, 2016, among GPM, the General Partner and the Partnership, as such agreement may be amended, supplemented or restated from time to time.

“Operating Company” means GPM Petroleum, LLC, a Delaware limited liability company.

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements of expenses of the General Partner and its Affiliates, payments under any Hedge Contracts, officer compensation, repayment of Working Capital Borrowings, interest and principal payments on indebtedness and capital expenditures, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of “Operating Surplus” shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) Investment Capital Expenditures, (iii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iv) distributions to Partners, or (v) repurchases of Partnership Interests, other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such purchases. Where cash expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d) (i) payments made in connection with the initial purchase of any Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled term of such Hedge Contract had it not been so terminated.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $         million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled life of such Hedge Contract had it not been so terminated, and (iii) the amount of cash distributions paid (including incremental Incentive Distributions) in respect of equity issued, other than equity issued in the Initial Offering, to finance all or a portion of the construction, acquisition or improvement of a Capital Improvement and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence the construction, acquisition or improvement of a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement or replacement capital asset Commences Commercial Service and the date that it is abandoned or disposed of (equity issued, other than equity issued in the Initial Offering, to fund the construction period interest payments on debt incurred, or construction period distributions on equity issued, to finance the construction, acquisition or improvement of a Capital Improvement shall also be deemed to be equity issued to finance the construction, acquisition or improvement of a Capital Improvement for purposes of this clause (iii)), and (iv) an amount equal to $         million, which represents the accounts payable assumed by the Partnership in connection with the Offering, as described in the Registration Statement, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period; (ii) the amount of cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to provide funds for future Operating Expenditures; (iii) all Working Capital Borrowings not repaid within 12 months after having been incurred or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings and (iv) any cash loss realized on disposition of an Investment Capital Expenditure;

provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member), cash received or cash reserves established, increased or reduced after the end of such period but on or before the date on which cash and cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero. Cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal, but in no event shall a return of principal be treated as cash receipts.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Organizational Limited Partner” means GPM, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Partnership Interests of any class, none of the Partnership Interests owned by such Person or Group shall be entitled to be voted on any matter or be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply; provided, further, that Restricted Common Units shall not be treated as Outstanding for purposes of Section 6.1.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means GPM Petroleum LP, a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiary.

“Partnership Interest” means any class or series of equity interest (or, in the case of the General Partner, management interest) in the Partnership, which shall include any General Partner Interest and Limited Partner Interests, but shall exclude Derivative Instruments.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Percentage Interest” means as of any date of determination as to any Unitholder with respect to Units, the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of Outstanding Units. The Percentage Interest with respect to an Incentive Distribution Right shall be zero. The Percentage Interest with respect to the General Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any class of Units held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Privately Placed Units” means any Common Units issued for cash or property other than pursuant to a public offering.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership in which the Closing Date occurs, the portion of such fiscal quarter after the Closing Date.

“Rate Eligibility Trigger” is defined in Section 4.9(a)(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the closing of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the closing of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10(a).

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of the Closing Date, among the Organizational Limited Partner and the Partnership.

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-217547) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (a) with respect to Unitholders, the excess of (i) the Net Positive Adjustments of Unitholders as of the end of such period over (ii) the sum of those Unitholders’ Share of Additional Book Basis Derivative Items for each prior taxable period and (b) with respect to the holders of Incentive Distribution Rights, the excess of (i) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (ii) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Reset MQD” is defined in Section 5.12(a).

“Reset Notice” is defined in Section 5.12(b).

“Restricted Common Unit” means a Common Unit (i) that was granted to the holder thereof in connection with such holder’s performance of services for the Partnership or any of its Affiliates, (ii) that remains subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code and (iii) with respect to which no election was made pursuant to Section 83(b) of the Code. As set forth in the final proviso in the definition of “Outstanding,” Restricted Common Units are not treated as Outstanding for purposes of Section 6.1. Upon the lapse of the “substantial risk of forfeiture” with respect to a Restricted Common Unit, for U.S. federal income tax purposes such Common Unit will be treated as having been newly issued in consideration for the performance of services and will thereafter be considered to be Outstanding for purposes of Section 6.1.

“Retained Converted Subordinated Unit” is defined in Section 5.6(c)(ii).

“Revaluation Event” means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.6(d).

“Revaluation Gain” has the meaning set forth in the definition of Net Termination Gain.

“Revaluation Loss” has the meaning set forth in the definition of Net Termination Loss.

“Sale Gain” has the meaning set forth in the definition of Net Termination Gain.

“Sale Loss” has the meaning set forth in the definition of Net Termination Loss.

“Second Liquidation Target Amount” is defined in Section 6.1(c)(i)(E).

“Second Target Distribution” means $         per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.12, 6.6 and 6.8.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time and (ii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee or, if the Conflicts Committee only has one member, the sole member of the Conflicts Committee; in either case, whether in the form of approval or approval and recommendation to the Board of Directors.

“Subordinated Unit” means a Partnership Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not refer to or include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending             , 201   in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages;

(b) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter beginning with the quarter ending             , 201   in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such period on a Fully Diluted Weighted Average Basis and the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages; and

(c) the first date on which there are no longer outstanding any Subordinated Units due to the conversion of Subordinated Units into Common Units pursuant to Section 5.8 or otherwise.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership at the date of determination, or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” is defined in Section 14.2(b)(ii).

“Target Distribution” means each of the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

“Third Target Distribution” means $         per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.12, 6.6 and 6.8.

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a weekday on which banking institutions in New York City generally are open.

“transfer” is defined in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any class of Partnership Interests; provided, that if no Transfer Agent is specifically designated for any class of Partnership Interests, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement, dated as of                 , 201  , among the Underwriters, the Partnership, the General Partner, GPM and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means (i) during the Subordination Period, a majority of the Outstanding Common Units (excluding Common Units whose voting power is, for purposes of the applicable matter for which a vote of Unitholders is being taken, beneficially owned by the General Partner and its Affiliates), voting as a class, and a majority of the Outstanding Subordinated Units, voting as a class, and (ii) after the end of the Subordination Period, a majority of the Outstanding Common Units.

“Unpaid MQD” is defined in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.6(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.6(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.6(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.6(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision, or combination of such Units.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Withdrawal Opinion of Counsel” is defined in Section 11.1(b).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners, made pursuant to a credit facility, commercial paper facility or other similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from sources other than additional Working Capital Borrowings.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof,” “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement. The General Partner has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. Any construction or interpretation of this Agreement by the General Partner and any action taken pursuant thereto and any determination made by the General Partner in good faith shall, in each case, be conclusive and binding on all Record Holders and all other Persons for all purposes.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act.

Section 2.2 Name. The name of the Partnership shall be “GPM Petroleum LP.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the state of Delaware shall be located at Capitol Services, Inc., 1675 South State, Street B, Dover, Delaware 19901, and the registered agent for service of process on the Partnership in the state of Delaware at such registered office shall be Capitol Services, Inc. The principal office of the Partnership shall be located at 8565 Magellan Parkway, Suite 400, Richmond, Virginia 23227, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the state of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 8565 Magellan Parkway, Suite 400, Richmond, Virginia 23227, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the

Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its sole discretion, decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to any successor General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. All actions taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.6, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners.

(a) Each Limited Partner shall have the right, for a purpose that is reasonably related, as determined by the General Partner, to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense, to obtain:

(i) true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.4(a)(i) shall be satisfied if the Limited Partner is furnished the Partnership’s most recent annual report and any subsequent periodic reports required to be filed (or which would be required to be filed) with the Commission pursuant to Section 13 of the Exchange Act); provided that the foregoing materials shall be deemed to be available to a Limited Partner in satisfaction of the requirements of this Section 3.4(a)(i) if posted on or accessible through the Partnership’s or the Commission’s website;

(ii) a current list of the name and last known business, residence or mailing address of each Record Holder; and

(iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed.

(b) To the fullest extent permitted by law, the rights to information granted to each of the Limited Partners pursuant to Section 3.4(a) replace in their entirety any rights to information provided for in Section 17-305(a) of the Delaware Act and each of the Limited Partners and each other Person or Group who acquires an interest in a Limited Partnership Interest hereby agrees to the fullest extent permitted by law that they do not have any rights as Limited Partners, interest holders or otherwise to receive any information either pursuant to Section 17-305(a) of the Delaware Act or otherwise except for the information identified in Section 3.4(a).

(c) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership Group,

(B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

(d) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Notwithstanding anything to the contrary herein, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Chairman of the Board, the President, the Chief Executive Officer or any Executive Vice President, Senior Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary, or other authorized officer of the General Partner. No Certificate for a class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent for such class of Partnership Interests; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(c), if Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8, the Record Holders of such Subordinated Units (i) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing Common Units or (ii) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing Common Units.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefore, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued, if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Limited Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner or the Transfer Agent.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, to the fullest extent permitted by law, such Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction (i) by which the General Partner assigns all or a part of its General Partner Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns all or a part of such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a

Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void and the Partnership shall have no obligation to effect any such transfer or purported transfer.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not mean any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests.

(b) The General Partner shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 4.5 and except as provided in Section 4.9, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) acknowledges and agrees to the provisions of Section 10.1(a).

(d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(e) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units, Common Units and Incentive Distribution Rights to one or more Persons without the approval of any Limited Partner or any other Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(b) below, the General Partner may at its option transfer all or any part of its General Partner Interest without approval from any other Partner.

(b) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement and (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under the Delaware Act of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed). In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Transfer of Incentive Distribution Rights. The General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without the approval of any Limited Partner or any other Person or Group.

Section 4.8 Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it determines, with the advice of counsel, that such restrictions are necessary or advisable to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of a majority of the Outstanding Limited Partner Interests of such class.

(c) Nothing contained in this Agreement, other than Section 4.8(a), shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(d) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to restrictions imposed by Section 6.7.

(e) The transfer of an IDR Reset Common Unit that was issued in connection with an IDR Reset Election pursuant to Section 5.12 shall be subject to the restrictions imposed by Section 6.8.

Section 4.9 Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that:

(i) the U.S. federal income tax status (or lack of proof of the U.S. federal income tax status) of one or more Limited Partners (or type of Limited Partners) or their owners creates or is reasonably likely to create a substantial risk of an adverse effect on the rates that can be charged to customers by any Group Member with respect to assets that are subject to regulation by the Federal Energy Regulatory Commission or similar regulatory body (a “Rate Eligibility Trigger”); or

(ii) the nationality, citizenship or other related status (or lack of proof thereof) of one or more Limited Partners (or type of Limited Partners) or their owners creates or is reasonably likely to create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest under any federal, state or local law or regulation (a “Citizenship Eligibility Trigger”);

then, the General Partner may adopt such amendments to this Agreement as it determines to be necessary or appropriate to (x) in the case of a Rate Eligibility Trigger, obtain such proof of the U.S. federal income tax status of the Limited Partners and, to the extent relevant, their owners, as the General Partner determines to be necessary or appropriate to reduce the risk of occurrence of a material adverse effect on the rates that can be charged to customers by any Group Member or (y) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status of the Limited Partner and, to the extent relevant, their owners as the General Partner determines to be necessary or appropriate to eliminate or mitigate a significant risk of cancellation or forfeiture of any properties or interests therein of a Group Member.

(b) Such amendments may include provisions requiring all Partners to certify as to their (and their owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as Partners (any such required certificate, an “Eligibility Certificate”).

(c) Such amendments may provide that any Partner who fails to furnish to the General Partner within a reasonable period requested proof of its (and its owners’) status as an Eligible Holder or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner (or its owner) is not an Eligible Holder (an “Ineligible Holder”), the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner shall be substituted and treated as the owner of all Partnership Interests owned by an Ineligible Holder.

(d) The General Partner shall, in exercising voting rights in respect of Partnership Interests held by it on behalf of Ineligible Holders, cast such votes in the same manner and in the same ratios as the votes of Partners (including the General Partner and its Affiliates) in respect of Partnership Interests other than those of Ineligible Holders are cast.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for purposes hereof as a purchase by the Partnership from the Ineligible Holder of the portion of his Partnership Interest representing his right to receive his share of such distribution in kind.

(f) At any time after he can and does certify that he has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Partnership Interests of such Ineligible Holder not redeemed pursuant to Section 4.10, such Ineligible Holder be admitted as a Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Partner and shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the owner in respect of such Ineligible Holder’s Partnership Interests.

Section 4.10 Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Partner falsely certifies its status as an Eligible Holder or fails to furnish an Eligibility Certificate or any other information requested within the period of time specified in amendments adopted pursuant to Section 4.9 or if upon receipt of such Eligibility Certificate, the General Partner determines, with the advice of counsel, that a Partner is an Ineligible Holder, the Partnership may, unless the Partner establishes to the satisfaction of the General Partner that such Partner is an Eligible Holder or has transferred his Limited Partner Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Partner, at his last address designated on the records of the Partnership or the Transfer Agent, as applicable, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 8% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.10 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption will be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Prior Contributions. Prior to the date hereof, the General Partner made certain Capital Contributions to the Partnership in exchange for an interest in the Partnership and was admitted as the General Partner of the Partnership, and the Initial Limited Partners made certain Capital Contributions to the Partnership in exchange for an interest in the Partnership and have been admitted as Limited Partners of the Partnership.

Section 5.2 Continuation of the General Partner Interest and Limited Partner Interests.

(a) On the Closing Date, the General Partner Interest of the General Partner shall be continued, subject to all of the rights, privileges and duties of the General Partner under this Agreement.

(b) On the Closing Date, the Limited Partner Interests of the Initial Limited Partners shall be converted into the number of Common Units, Subordinated Units and Incentive Distribution Rights specified for each Initial Limited Partner in Exhibit A hereto, and such Limited Partner Interests shall be continued.

Section 5.3 Deferred Issuance and Distribution. On the Closing Date, GPM shall be issued the right to receive the Deferred Issuance and Distribution.

Section 5.4 Contributions by Initial Limited Partners.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(b) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

Section 5.5 Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon liquidation of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.6 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which such nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation

Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made by the Partner with respect to such Partnership Interest and (ii) all items of Partnership income and gain computed in accordance with Section 5.6(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made to the Partner with respect to such Partnership Interest, provided that the Capital Account of a Partner shall not be reduced by the amount of any distributions made with respect to Restricted Common Units held by such Partner and (y) all items of Partnership deduction and loss computed in accordance with Section 5.6(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.6, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership for U.S. federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for U.S. federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) The computation of all items of income, gain, loss and deduction shall be made (x) except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), without regard to any election under Section 754 of the Code that may be made by the Partnership and, (y) as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes.

(iv) To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(v) In the event the Carrying Value of Partnership property is adjusted pursuant to Section 5.6(d), any Unrealized Gain resulting from such adjustment shall be treated as an item of gain and any Unrealized Loss resulting from such adjustment shall be treated as an item of loss.

(vi) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(vii) Any deductions for depreciation, amortization or other cost recovery attributable to any Contributed Property or Adjusted Property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(viii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) (i) Except as otherwise provided in this Section 5.6(c), a transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(b), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.6(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units (“Retained Converted Subordinated Units”). Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(iii) Subject to Section 6.8(b), immediately prior to the transfer of an IDR Reset Common Unit by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.6(c)(iii) apply), the Capital Account maintained for such Person with respect to its IDR Reset Common Units will (A) first, be allocated to the IDR Reset Common Units to be transferred in an amount equal to the product of (x) the number of such IDR Reset Common Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any IDR Reset Common Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained IDR Reset Common Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred IDR Reset Common Units will have a balance equal to the amount allocated under clause (A) above.

(d) (i) Consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f) and 1.704-1(b)(2)(iv)(h)(2), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of a Noncompensatory Option, the issuance of Partnership Interests as consideration for the provision of services (including upon the lapse of a “substantial risk of forfeiture” with respect to a Restricted Common Unit), the issuance of IDR Reset Common Units pursuant to Section 5.12, or the conversion of the Combined Interest to Common Units pursuant to Section 11.3(b), the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property; provided, however, that in the event of the issuance of a Partnership Interest pursuant to the exercise of a Noncompensatory Option where the right to share in Partnership capital represented by such Partnership Interest differs from the consideration paid to acquire and exercise such option, the Carrying Value of each Partnership property immediately after the issuance of such Partnership Interest shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property and the Capital Accounts of the Partners shall be adjusted in a manner consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(s); provided further, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, in the event of an issuance of a Noncompensatory Option to acquire a de minimis Partnership Interest or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests (or, in the case of a Revaluation Event resulting from the exercise of a Noncompensatory Option, immediately after the issuance of the Partnership Interest acquired pursuant to the exercise of such Noncompensatory Option) shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time and must make such adjustments to such valuation as required by Treasury Regulation Section 1.704-1(b)(2)(iv)(h)(2). In making its determination of the fair market values of individual properties, the General Partner may first determine an aggregate value for the assets of the Partnership that takes into account the current trading price of the Common Units, the fair market value of all other Partnership Interests at such time and the value of Partnership Liabilities. The General Partner may allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate). Absent a contrary determination by the General Partner, the aggregate fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a Revaluation Event shall be the value that would result in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual or deemed distribution other than a distribution made pursuant to Section 12.4, be determined in the same manner as that provided in Section 5.6(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.7 Issuances of Additional Partnership Interests and Derivative Instruments.

(a) The Partnership may issue additional Partnership Interests and Derivative Instruments for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.7(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by Certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) Subject to, and in accordance with, the terms of the Registration Rights Agreement, upon request of the Organizational Limited Partner, the Partnership will undertake an offering of additional Common Units, and will use the proceeds thereof (net of underwriting discounts and commissions) to redeem an equal number of Common Units from the Organizational Limited Partner in full or partial satisfaction of the Organizational Limited Partner’s right to reimbursement pursuant to Section 2.8 of the Contribution Agreement.

(d) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and Derivative Instruments pursuant to this Section 5.7, (ii) the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.12, (iv) reflecting admission of such additional Limited Partners in the books and records of the Partnership as the Record Holders of such Limited Partner Interests and (v) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(e) No fractional Units shall be issued by the Partnership.

Section 5.8 Conversion of Subordinated Units.

(a) All of the Subordinated Units shall convert into Common Units on a one-for-one basis on the first Business Day following the distribution pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

(b) Notwithstanding any other provision of this Agreement, all of the then Outstanding Subordinated Units may convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

Section 5.9 Limited Preemptive Right. Except as provided in this Section 5.8 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues

Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.10 Splits and Combinations.

(a) The Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event each Partner shall have the same Percentage Interest in the Partnership as before such event subject to the effect of Section 5.10(d), and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted retroactive to the beginning of the Partnership.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(e) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-303, 17-607 or 17-804 of the Delaware Act.

Section 5.12 Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.12, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units Outstanding and the Partnership has made a distribution pursuant to Section 6.4(a)(vii) or Section 6.4(b)(v) for each of the four most recently completed Quarters and the aggregate amounts distributed in respect of such four Quarter period did not exceed the aggregate Adjusted Operating Surplus for such four Quarter period, to make an election (the “IDR Reset Election”) to cause the Target Distributions to be reset in accordance with the provisions of Section 5.12(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Common Units (the “IDR Reset Common Units”) derived by dividing (i) the amount of cash distributions made by the Partnership for the Quarter immediately preceding the giving of the Reset Notice (as defined in Section 5.12(b)) in respect of the Incentive Distribution Rights by (ii) the cash distributions made by the Partnership in respect of each Common Unit for the Quarter immediately preceding the giving of the Reset Notice (the “Reset MQD”) (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). The making of the IDR Reset Election in the manner specified in Section 5.12(b) shall cause the Target Distributions to be reset in accordance with the provisions of Section 5.12(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive Common Units on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.12(c) unless the IDR Reset Election is rescinded pursuant to Section 5.12(d).

(b) To exercise the right specified in Section 5.12(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the aggregate number of Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder(s) of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice; provided, however, that the issuance of Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Common Units to be issued pursuant to this Section 5.12 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion (on terms acceptable to the National Securities Exchange upon which the Common Units are then traded) of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Target Distributions shall be adjusted at the time of the issuance of Common Units or other Partnership Interests pursuant to this Section 5.12 such that (i) the Minimum Quarterly Distribution shall be reset to be equal to the Reset MQD, (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

(f) Upon the issuance of IDR Reset Common Units pursuant to Section 5.12(a) (or other Partnership Interests as described in Section 5.12(d)), the Capital Account maintained with respect to the Incentive Distribution Rights shall (A) first, be allocated to IDR Reset Common Units (or other Partnership Interests) in an amount equal to the product of (x) the Aggregate Quantity of IDR Reset Common Units (or other Partnership Interests) and (y) the Per Unit Capital Amount for an Initial Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the holder of the Incentive Distribution Rights. If there is not a sufficient Capital Account associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (A) of this Section 5.12(f), the IDR Reset Common Units shall be subject to Section 6.1(d)(x)(B) and (C).

Section 5.13 Deemed Capital Contributions by Partners.

Consistent with the provisions of Treasury Regulation Section 1.83-6(d), if any Partner (or its successor) transfers property (including cash) to any employee or other service provider of the Partnership Group and such Partner is not entitled to be reimbursed by (or otherwise elects not to seek reimbursement from) the Partnership for the value of such property, then (a) such property shall be treated as having been contributed to the Partnership by such Partner and (b) immediately thereafter the Partnership shall be treated as having transferred such property to the employee or other service provider.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.6(b)) for each taxable period shall be allocated among the Partners as provided herein below. As set forth in the definition of “Outstanding,” Restricted Common Units shall not be considered to be Outstanding Common Units for purposes of this Section 6.1 and references herein to Unitholders holding Common Units shall be to such Unitholders solely with respect to their Common Units other than Restricted Common Units.

(a) Net Income. Net Income for each taxable period (including a pro rata portion of all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable period) shall be allocated as follows:

(i) First, to the General Partner until the aggregate amount of the Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate amount of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods; and

(ii) The balance, if any, to the Unitholders, Pro Rata.

(b) Net Loss. Net Loss for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period) shall be allocated as follows:

(i) First, to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account);

(ii) The balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses. Net Termination Gain or Net Termination Loss (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain or Net Termination Loss) for such taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1(c) and after all distributions of cash and cash equivalents provided under Section 6.4 and Section 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4; and provided, further, that Net Termination Gain or Net Termination Loss attributable to (i) Liquidation Gain or Liquidation Loss shall be allocated on the last day of the taxable period during which such Liquidation Gain or Liquidation Loss occurred, (ii) Sale Gain or Sale Loss shall be allocated as of the time of the sale or disposition giving rise to such Sale Gain or Sale Loss and allocated to the Partners consistent with the proviso set forth in Section 6.2(f) and (iii) Revaluation Gain or Revaluation Loss shall be allocated on the date of the Revaluation Event giving rise to such Revaluation Gain or Revaluation Loss.

(i) Except as provided in Section 6.1(c)(iv), and subject to the provisions set forth in the last sentence of this Section 6.1(c)(i), Net Termination Gain (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain) shall be allocated:

(A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) if the Net Termination Gain is attributable to Liquidation Gain, Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter referred to as the “Unpaid MQD”) and (3) any then-existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit into a Common Unit, to all Unitholders holding Subordinated Units, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) if the Net Termination Gain is attributable to Liquidation Gain, the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then-existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election over (bb) the cumulative per Unit amount of any distributions of cash or cash equivalents that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) with respect to such Common Unit for such period (the sum of (1), (2), (3) and (4) is hereinafter referred to as the “First Liquidation Target Amount”);

(E) Fifth, 15.0% to the holders of the Incentive Distribution Rights, Pro Rata, and 85.0% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election over (bb) the cumulative per Unit amount of any distributions of cash or cash equivalents that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) with respect to such Common Unit for such period (the sum of (1) and (2) is hereinafter referred to as the “Second Liquidation Target Amount”);

(F) Sixth, 25.0% to the holders of the Incentive Distribution Rights, Pro Rata, and 75% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election over (bb) the cumulative per Unit amount of any distributions of cash or cash equivalents that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(vi) and Section 6.4(b)(iv) with respect to such Common Unit for such period; and

(G) Finally, 50.0% to the holders of the Incentive Distribution Rights, Pro Rata, and 50.0% to all Unitholders, Pro Rata.

Notwithstanding the foregoing provisions in this Section 6.1(c)(i), the General Partner may adjust the amount of any Net Termination Gain arising in connection with a Revaluation Event that is allocated to the holders of Incentive Distribution Rights in a manner that will result (1) in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value and (2) to the greatest extent possible, the Capital Account with respect to the Incentive Distribution Rights that are Outstanding prior to such Revaluation Event being equal to the amount of Net Termination Gain that would be allocated to the holders of the Incentive Distribution Rights pursuant to this Section 6.1(c)(i) if (i) the Capital Accounts with respect to all Partnership Interests that were Outstanding immediately prior to such Revaluation Event were equal to zero and (ii) the aggregate Carrying Value of all Partnership property equaled the aggregate amount of all of the Partnership’s Liabilities.

(ii) Except as otherwise provided by Section 6.1(c)(iii) or Section 6.1(c)(iv), Net Termination Loss (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Loss) shall be allocated:

(A) First, if Subordinated Units remain Outstanding, to all Unitholders holding Subordinated Units, Pro Rata, until the Adjusted Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Adjusted Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(C) Third, the balance, if any, 100% to the General Partner.

(iii) Any Net Termination Loss deemed recognized as a result of a Revaluation Event prior to the conversion of the last Outstanding Subordinated Unit and prior to the Liquidation Date shall be allocated:

(A) First, to the Unitholders, Pro Rata until the Capital Account in respect of each Common Unit then Outstanding equals the Event Issue Value; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account);

(B) Second, to all Unitholders holding Subordinated Units, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(B) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(C) The balance, if any, to the General Partner.

(iv) If (A) a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), (B) a Net Termination Gain or Net Termination Loss subsequently occurs (other than as a result of a Revaluation Event) prior to the conversion of the last Outstanding Subordinated Unit and (C) after tentatively making all allocations of such Net Termination Gain or Net Termination Loss provided for in Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, the Capital Account in respect of each Common Unit then Outstanding does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction included in such Net Termination Gain or Net Termination Loss, as applicable, shall be specially allocated to the General Partner and all Unitholders in a manner that will, to the maximum extent possible, cause the Capital Account in respect of each Common Unit then Outstanding to equal the amount such Capital Account would have been if all allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for each taxable period in the following order:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(iv) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury

Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) other than an allocation pursuant to Section 6.1(d)(i), Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to an Outstanding Unit for a taxable period exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit for the same taxable period (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and

1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated first, to any Partner that contributed property to the Partnership in proportion to and to the extent of the amount by which each such Partner’s share of any Section 704(c) built-in gains exceeds such Partner’s share of Nonrecourse Built-in Gain, and second, among the Partners Pro Rata.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code (including pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) taken into account pursuant to Section 5.6, and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (1) the number of Final Subordinated Units held by such Partner and (2) the Per Unit Capital Amount for an Outstanding Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.6(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.6(d) during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.12, after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.12 equaling the product of (1) the Aggregate Quantity of IDR Reset Common Units and (2) the Per Unit Capital Amount for an Initial Common Unit.

(C) With respect to any taxable period during which an IDR Reset Common Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Common Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Common Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit.

(D) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (1) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (2) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (3) amend the provisions of this Agreement as appropriate (aa) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof) that are publicly traded as a single class. The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(D) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed

Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) The General Partner shall allocate Additional Book Basis Derivative Items consisting of depreciation, amortization, depletion or any other form of cost recovery (other than Additional Book Basis Derivative Items included in Net Termination Gain or Net Termination Loss) with respect to any Adjusted Property to the Unitholders, Pro Rata, the holders of Incentive Distribution Rights, and the General Partner in the same proportion as the Net Termination Gain or Net Termination Loss resulting from the Revaluation Event that gave rise to such Additional Book Basis Derivative Items was allocated to them pursuant to Section 6.1.

(B) If a sale or other taxable disposition of an Adjusted Property, including, for this purpose, inventory (“Disposed of Adjusted Property”) occurs other than in connection with an event giving rise to Sale Gain or Sale Loss, the General Partner shall allocate (1) items of gross income and gain (x) away from the holders of Incentive Distribution Rights and the General Partner and (y) to the Unitholders, or (2) items of deduction and loss (x) away from the Unitholders and (y) to the holders of Incentive Distribution Rights and the General Partner, to the extent that the Additional Book Basis Derivative Items with respect to the Disposed of Adjusted Property (determined in accordance with the last sentence of the definition of Additional Book Basis Derivative Items) treated as having been allocated to the Unitholders pursuant to this Section 6.1(d)(xii)(B) exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. For purposes of this Section 6.1(d)(xii)(B), the Unitholders shall be treated as having been allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) Net Termination Loss in an amount equal to the lesser of (1) such Net Termination Loss and (2) the Aggregate Remaining Net Positive Adjustments shall be allocated in such manner as is determined by the General Partner that, to the extent possible, the Capital Account balances of the Partners will equal the amount they would have been had no prior Book-Up Events occurred, and any remaining Net Termination Loss shall be allocated pursuant to Section 6.1(c) hereof. In allocating Net Termination Loss pursuant to this Section 6.1(d)(xii)(C), the General Partner shall attempt, to the extent possible, to cause the Capital Accounts of the Unitholders, on the one hand, and holders of the Incentive Distribution Rights, on the other hand, to equal the amount they would equal if (i) the Carrying Values of the Partnership’s property had not been previously adjusted in connection with any prior Book-Up Events, (ii) Unrealized Gain and Unrealized Loss (or, in the case of a liquidation, Liquidation Gain or Liquidation Loss) with respect to such Partnership Property were determined with respect to such unadjusted Carrying Values, and (iii) any resulting Net Termination Gain had been allocated pursuant to Section 6.1(c)(i) (including, for the avoidance of doubt, taking into account the provisions set forth in the last sentence of Section 6.1(c)(i)).

(D) In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for U.S. federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Section 6.1(d)(xii)(A), (B), and (C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in Event of Liquidation Prior to Conversion of the Last Outstanding Subordinated Unit. Notwithstanding any other provision of this Section 6.1(d)(xiii) (other than the Required Allocations), if (1) the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit and (2) after having made all other allocations provided for in this Section 6.1 for the taxable period in which the Liquidation Date occurs, the Capital Account in respect of each Common Unit then Outstanding does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) and Section 6.1(c)(iv) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction for such taxable period shall be reallocated among all Unitholders in a manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable. For the avoidance of doubt, the reallocation of items set forth in the immediately preceding sentence provides that, to the extent necessary to achieve the Capital Account balances described above, (x) items of income and gain that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from the Unitholders holding Subordinated Units to Unitholders holding Common Units and (y) items of deduction and loss that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from Unitholders holding Common Units to the Unitholders holding Subordinated Units. In the event that (1) the Liquidation Date occurs on or before the date (not including any extension of time prescribed by law) for the filing of the Partnership’s federal income tax return for the taxable period immediately prior to the taxable period in which the Liquidation Date occurs and (2) the reallocation of items for the taxable period in which the Liquidation Date occurs as set forth above in this Section 6.1(d)(xiii) fails to achieve the Capital Account balances described above, items of income, gain, loss and deduction that would otherwise be included in the Net Income or Net Loss, as the case may be, for such prior taxable period shall be reallocated among the Unitholders in a manner that will, to the maximum extent possible and after taking into account all other allocations made pursuant to this Section 6.1(d)(xiii), cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

(xiv) Equalization of Capital Accounts With Respect to Privately Placed Units. Unrealized Gain or Unrealized Loss deemed recognized as a result of a Revaluation Event shall first be allocated to the (A) Unitholders holding Privately Placed Units, Pro Rata, or (B) Unitholders holding Common Units (other than Privately Placed Units), Pro Rata, as applicable, to the extent necessary to cause the Capital Account in respect of each Privately Placed Unit then Outstanding to equal the Capital Account in respect of each Common Unit (other than Privately Placed Units) then Outstanding.

(xv) Allocations Regarding Certain Payments Made to Employees and Other Service Providers. Consistent with the provisions of Treasury Regulation Section 1.83-6(d), if any Partner (or its successor) transfers property (including cash) to any employee or other service provider of the Partnership Group and such Partner is not entitled to be reimbursed by (or otherwise elects not to seek reimbursement from) the Partnership for the value of such property, then any items of deduction or loss resulting from or attributable to such transfer shall be allocated to the Partner (or its successor) that made such transfer and was deemed to have contributed such property to the Partnership pursuant to Section 5.13.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for U.S. federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined to be appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)(D)); provided, that, in all events, the General Partner shall apply the “remedial allocation method” in accordance with the principles of Treasury Regulation Section 1.704-3(d).

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to Section 6.1(d), be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for U.S. federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Over-Allotment Option is exercised in full or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee, agent or representative in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(h) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

Section 6.3 Requirements and Characterization of Distributions; Distributions to Record Holders.

(a) The General Partner has adopted a cash distribution policy, which it may change from time to time without amendment to this Agreement. Distributions will be made as and when declared by the General Partner.

(b) All amounts of cash and cash equivalents distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of cash and cash equivalents theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of cash and cash equivalents distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement or otherwise made by the Partnership shall be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(c) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all Partnership assets shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 Distributions from Operating Surplus.

(a) During Subordination Period. Cash and cash equivalents distributed in respect of any Quarter wholly within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows:

(i) First, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, to all Unitholders holding Subordinated Units, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) 15.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85.0% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) 25.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75.0% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) 50.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50.0% to all Unitholders, Pro Rata;

provided, however, if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of cash and cash equivalents that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b) After Subordination Period. Cash and cash equivalents distributed in respect of any Quarter ending after the Subordination Period has ended that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall be distributed as follows:

(i) First, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) 15.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85.0% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) 25.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75.0% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) 50.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50.0% to all Unitholders, Pro Rata;

provided, however, if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of cash or cash equivalents that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5 Distributions from Capital Surplus. Cash and cash equivalents that are distributed and deemed to be Capital Surplus pursuant to the provisions of Section 6.3(b) shall be distributed, unless the provisions of Section 6.3 require otherwise:

(a) First, 100% to all Unitholders, Pro Rata, until the Minimum Quarterly Distribution has been reduced to zero pursuant to the second sentence of Section 6.6(a);

(b) Second, 100% to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage; and

(c) Thereafter, all cash or cash equivalents that are distributed shall be distributed as if they were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Target Distribution Levels.

(a) The Target Distributions, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests. In the event of a distribution of cash or cash equivalents that is deemed to be from Capital Surplus, the then applicable Target Distributions shall be reduced in the same proportion that the distribution had to the Current Market Price of the Common Units immediately prior to the declaration of the distribution.

(b) The Target Distributions shall also be subject to adjustment pursuant to Section 5.12 and Section 6.8.

Section 6.7 Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding Subordinated Units shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to such converted Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.6(c)(ii), Section 6.1(d)(x), and Section 6.7(b) and (c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or retained converted Subordinated Units would be negative after giving effect to the allocation under Section 5.6(c)(ii).

(c) The Unitholder holding a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.8 shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Sections 5.6(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.8 Special Provisions Relating to the Holders of IDR Reset Common Units.

(a) A Unitholder shall not be permitted to transfer an IDR Reset Common Unit (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained IDR Reset Common Units would be negative after giving effect to the allocation under Section 5.6(c)(iii).

(b) A Unitholder holding an IDR Reset Common Unit shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that upon transfer each such Common Unit should have, as a substantive matter, like intrinsic economic and U.S. federal income tax characteristics to the transferee, in all material respects, to the intrinsic economic and U.S. federal income tax characteristics of an Initial Common Unit to such transferee. In connection with the condition imposed by this Section 6.8(b), the General Partner may apply Sections 5.6(c)(iii), 6.1(d)(x) and 6.8(a) or, to the extent not resulting in a material adverse effect on the Unitholders holding Common Units, take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such IDR Reset Common Units.

Section 6.9 Entity-Level Taxation. If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, which after giving effect to such enactment or modification, results in a Group Member becoming subject to federal, state or local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member), then the General Partner may, in its sole discretion, reduce the Target Distributions by the amount of income or withholding taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.9. If the General Partner elects to reduce the Target Distributions for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Target Distributions, shall be the product obtained by multiplying (a) the amounts therefore that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) cash and cash equivalents with respect to such Quarter by (ii) the sum of cash and cash equivalents with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, cash and cash equivalents with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, but without limitation on the ability of the General Partner to delegate its rights and power to other Persons, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no other Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.4, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.4 or Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of cash or cash equivalents by the Partnership;

(vii) the selection, employment, retention and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors of the General Partner or the Partnership Group and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time);

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange;

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Instruments;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who acquires an interest in a Partnership Interest and each other Person who is otherwise bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (in the case of each agreement other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the General Partner (on its own behalf or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (b) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners, the other Persons who acquire a Partnership Interest and the Persons who are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any fiduciary or other duty existing at law, in equity or otherwise that the General Partner may owe the Partnership, the Limited Partners, the other Persons who acquire a Partnership Interest or the Persons who are otherwise bound by this Agreement.

Section 7.2 Replacement of Fiduciary Duties.

Notwithstanding any other provision of this Agreement, to the extent that, at law or in equity, the General Partner or any other Indemnitee would have duties (including fiduciary duties) to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties expressly set forth herein. The elimination of duties (including fiduciary duties) and replacement thereof with the duties expressly set forth herein are approved by the Partnership, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement.

Section 7.3 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the state of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the state of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the state of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Partner.

Section 7.4 Restrictions on the General Partner’s Authority. Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.5 Reimbursement of the General Partner.

(a) The General Partner shall be reimbursed by the Partnership Group on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person (including Affiliates of the General Partner) to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with managing and operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the General Partner or any member of the Partnership Group. Reimbursements pursuant to this Section 7.5 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment for such management fee exceeds the amount of such fee.

(b) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any benefit plan, program or practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees, officers, consultants and directors of the General Partner or its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees, officers, consultants and directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates, from the Partnership or otherwise, to fulfill awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.5(a). Any and all obligations of the General Partner under any benefit plans, programs or practices adopted by the General Partner as permitted by this Section 7.5(b) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.6 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership, shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member or (C) the direct or indirect provision of management, advisory, and administrative services to its Affiliates or to other Persons.

(b) Except to the extent otherwise set forth in the Omnibus Agreement, each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member. No such business interest or activity shall constitute a breach of this Agreement, any fiduciary or other duty existing at law, in equity or otherwise, or obligation of any type whatsoever to the Partnership or other Group Member, any Partner, any Person who acquires an interest in a Partnership Interest or any Person who is otherwise bound by this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). Except to the extent otherwise set forth in the Omnibus Agreement, no Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, shall have any duty to communicate or offer such opportunity to any Group Member, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership or any other Group Member, any Partner any person who acquires a Partnership Interest or any other Person who is otherwise bound by this Agreement for breach of any fiduciary or other duty existing at law, in equity or otherwise by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to any Group Member.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise expressly provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.6(d) with respect to the General Partner shall not include any Group Member.

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its, his or her status as an Indemnitee and acting (or refraining to act) in such capacity; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in Bad Faith or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is entitled to be indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, executors and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of an Indemnitee and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Indemnitee in connection with the Partnership’s activities or such Indemnitee’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Indemnitee against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, any Group Member Agreement, or under the Delaware Act or any other law, rule or regulation or at equity, no Indemnitee shall be liable for monetary damages or otherwise to the Partnership, to another Partner, to any other Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, for losses sustained or liabilities incurred, of any kind or character, as a result of its or any of any other Indemnitee’s determinations, act(s) or omission(s) in their capacities as Indemnitees; provided, however, that an Indemnitee shall be liable for losses or liabilities sustained or incurred by the Partnership, the other Partners, any other Persons who acquire an interest in a Partnership Interest or any other Person bound by this Agreement, if it is determined by a final and non-appealable judgment entered by a court of competent jurisdiction that such losses or liabilities were the result of the conduct of that Indemnitee engaged in by it in Bad Faith or with respect to any criminal conduct, with the knowledge that its conduct was unlawful.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner if such appointment was not made in Bad Faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, the Partners, any Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable, to the fullest extent permitted by law, to the Partnership, the Partners, any Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement, for its reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Whenever the General Partner, acting in its capacity as the general partner of the Partnership, or the Board of Directors or any committee of the Board of Directors (including the Conflicts Committee) or any Affiliates of the General Partner cause the General Partner to make a determination or take or omit to take any action in such capacity, whether or not under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, then, unless another lesser standard is provided for in this Agreement, the General Partner, the Board of Directors, such committee or such Affiliates, shall not make such determination, or take or omit to take such action, in Bad Faith. The foregoing and other lesser standards provided for in this Agreement are the sole and exclusive standards governing any such determinations, actions and omissions of the General Partner, the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any Affiliate of the General Partner and no such Person shall be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard (all of which duties, obligations and standards are hereby waived and disclaimed), under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, or under the Delaware Act or any other law, rule or regulation or at equity. Any such determination, action or omission by the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) or of any Affiliates of the General Partner, will for all purposes be presumed to have been in Good Faith. In any proceeding brought by or on behalf of the Partnership, any Limited Partner, or any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, challenging such determination, act or omission, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or omission was not in Good Faith.

(b) Whenever the General Partner makes a determination or takes or omits to take any action, or any of its Affiliates causes it to do so, not acting in its capacity as the general partner of the Partnership, whether or not under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or omit to take such action free of any fiduciary duty or duty of Good Faith, or other duty or obligation existing at law, in equity or otherwise whatsoever to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in Good Faith or pursuant to any fiduciary or other duty or standard imposed by this Agreement, any Group Member Agreement or any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(c) For purposes of Sections 7.9(a) and (b) of this Agreement, “acting in its capacity as the general partner of the Partnership” means and is solely limited to, the General Partner exercising its authority as a general partner under this Agreement, other than when it is “acting in its individual capacity.” For purposes of this Agreement, “acting in its individual capacity” means: (i) any action by the General Partner or its Affiliates other than through the exercise of the General Partner of its authority as a general partner under this Agreement; and (ii) any action or inaction by the General Partner by the exercise of (or failure to exercise) its rights, powers or authority under this Agreement that are modified by: (A) the phrase “at the option of the General Partner,” (B) the phrase “in its sole discretion” or “in its discretion” or (iii) some variation of the phrases set forth in clauses (i) and (ii). For the avoidance of doubt, whenever the General Partner votes, acquires Partnership Interests or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be and be deemed to be “acting in its individual capacity.”

(d) Whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement on the other hand, the General Partner may in its discretion (i) submit any resolution, course of action with respect to or causing such conflict of interest or transaction for Special Approval or for approval by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner or its Affiliates) or (ii) adopt a resolution or course of action that has not received Special Approval or Unitholder approval. The General Partner is not required in connection with its resolution of any conflict of interest to seek Special Approval or Unitholder approval of such resolution and may determine not to do so in its sole discretion. If any resolution, course of action or transaction: (A) receives Special Approval; or (B) receives approval of a majority of the Common Units (excluding Common Units owned by the General Partner or its Affiliates), then such resolution, course of action or transaction shall be conclusively deemed to be approved by the Partnership, all the Partners, each Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any fiduciary or other duty or obligation existing at law, in equity or otherwise.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates or any other Indemnitee shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts or transactions shall be in its sole discretion.

(f) The Partners, and each Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

(g) For the avoidance of doubt, whenever the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee), the officers of the General Partner or any Affiliates of the General Partner make a determination on behalf of the General Partner, or cause the General Partner to take or omit to take any action, whether in the General Partner’s capacity as the general partner of the Partnership or in its individual capacity, the standards of care applicable to the General Partner shall apply to such Persons, and such Persons shall be entitled to all benefits and rights of the General Partner hereunder, including waivers and modifications of duties, protections and presumptions, as if such Persons were the General Partner hereunder.

Section 7.10 Other Matters Concerning the General Partner and Indemnitees.

(a) The General Partner and any other Indemnitee may rely upon, and shall be protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and any other Indemnitee may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in Good Faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of any Group Member.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests or Derivative Instruments; provided that, except as permitted pursuant to Section 4.10 or as approved by the Conflicts Committee, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as any Partnership Interests are held by any Group Member, such Partnership Interests shall not be entitled to any vote and shall not be considered to be Outstanding.

Section 7.12 Registration Rights in Respect of the Units Held by the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the Partnership shall not be required to effect more than two registrations pursuant to this Section 7.12(a) in any twelve month period and; provided further, however, that if the General Partner determines that a postponement of the requested registration would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than an offering relating solely to a benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers and directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or issuer free writing prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership

Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

Section 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available to such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis and the General Partner shall be permitted to calculate cash-based measures, including Operating Surplus and Adjusted Operating Surplus, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) As soon as practicable, but in no event later than 105 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner, and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(b) As soon as practicable, but in no event later than 50 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means to each Record Holder of a Unit or other Partnership Interest, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(c) The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system or any successor system and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or year that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends, provided that, if the 90th day is not a Business Day, then the 90th day shall be deemed to be the next Business Day. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest Closing Price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in Section 6231(a)(7) of the Code as in effect prior to the enactment of the Bipartisan Budget Act of 2015), and the “partnership representative” (as defined in Section 6223 of the Code following the enactment of the Bipartisan Budget Act of 2015) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. In its capacity as “partnership representative,” the General Partner shall exercise any and all authority of the “partnership representative” under the Code, including, without limitation, (i) binding the Partnership and its Partners with respect to tax matters and (ii) determining whether to make any available election under Section 6226 of the Code. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings. Each Partner agrees that notice of or updates regarding tax controversies shall be deemed conclusively to have been given or made by the General Partner if the Partnership has either (a) filed the information for which notice is required with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such information is publicly available on such system or (b) made the information for which notice is required available on any publicly available website maintained by the Partnership, whether or not such Partner remains a Partner in the Partnership at the time such information is made publicly available. The General Partner may amend the provisions of this Agreement as determined appropriate in order to minimize the potential U.S. federal and state or local income tax consequences to current and former Limited Partners, and for the proper administration of the Partnership, upon any amendment to the provisions of Subchapter C of Chapter 63 of Subtitle A of the Code, as enacted by the Bipartisan Budget Act of 2015, or the promulgation of regulations or publication of other administrative guidance thereunder.

Section 9.4 Withholding; Tax Payments.

(a) The General Partner may treat taxes paid by the Partnership on behalf of, all or less than all of the Partners, either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.

(b) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or established under any foreign law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 and Section 12.4(c) in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation or conversion pursuant to Article XIV, and except as provided in Section 4.9, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer or issuance is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred or issued, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.9.

(b) The name and mailing address of each Record Holder shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps as it determines necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (D) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 11:59 pm, prevailing Eastern time, on             , 2027, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 11:59 pm, prevailing Eastern time, on                 , 2027, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Common

Units, voting as a class, and a majority of the Outstanding Subordinated Units (if any Subordinated Units are then Outstanding), voting as a class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members and all of its or its Affiliates’ Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.5, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the value of the Units, including the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner, the value of the Incentive Distribution Rights and the General Partner Interest and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (and its Affiliates, if applicable) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the Departing General Partner (and its Affiliates, if applicable) contributed the Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4 Conversion of Subordinated Units. Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist, the Subordinated Units held by any Person will immediately and automatically convert into Common Units on a one-for-one basis, provided (i) neither such Person nor any of its Affiliates voted any of its Units in favor of the removal and (ii) such Person is not an Affiliate of the successor General Partner; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.6(c)(ii), Section 6.1(d)(x), Section 6.7(b) and Section 6.7(c).

Section 11.5 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, 11.2 or 12.2, the Partnership shall not be dissolved and such successor General Partner is hereby authorized to, and shall, continue the business of the Partnership. Subject to Section 12.2, the Partnership shall dissolve, and its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and such successor is admitted to the Partnership pursuant to this Agreement;

(b) an election to dissolve the Partnership by the General Partner that is approved by a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, that the right of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability under the Delaware Act of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.4) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury

Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the state of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable period of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests or Derivative Instruments pursuant to Section 5.7;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4 or Section 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so in its sole discretion. An amendment shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or 13.3, a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (ii) made such amendment available on any publicly available website maintained by the Partnership

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 (other than Section 13.1(d)(iv)) and Section 13.2, no provision of this Agreement (other than Section 11.2 or 13.4) that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) or requires a vote or approval of Partners (or a subset of Partners) holding a specified Percentage Interest to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing or increasing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced or increased, as applicable, or the affirmative vote of Partners whose aggregate Percentage Interests constitute not less than the voting requirement sought to be reduced or increased, as applicable.

(b) Notwithstanding the provisions of Section 13.1 (other than Section 13.1(d)(iv)) and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of (including requiring any holder of a class of Partnership Interests to make additional Capital Contributions to the Partnership) any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3 or Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Percentage Interests of all Limited Partners voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of Partners (including the General Partner and its Affiliates) holding at least 90% of the Percentage Interests of all Limited Partners.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called and the class or classes of Units for which the meeting is proposed. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7 Postponement and Adjournment. Prior to the date upon which any meeting of Limited Partners is to be held, the General Partner may postpone such meeting one or more times for any reason by giving notice to each Limited Partner entitled to vote at the meeting so postponed of the place, date and hour at which such meeting would be held. Such notice shall be given not fewer than two days before the date of such meeting and otherwise in accordance with this Article XIII. When a meeting is postponed, a new Record Date need not be fixed unless such postponement shall be for more than 45 days. Any meeting of Limited Partners may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval. No Limited Partner vote shall be required for any adjournment. A meeting of Limited Partners may be adjourned by the General Partner as to one or more proposals regardless of whether action has been taken on other matters. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes. The transaction of business at any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum and Voting. The holders of a majority, by Percentage Interest, of Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Partners of such class or classes unless any such action by the Partners requires approval by holders of a greater Percentage Interest, in which case the quorum shall be such greater Percentage Interest. At any meeting of the Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Partners holding Partnership Interests that, in the aggregate, represent a majority of the Percentage Interest of those present in person or by proxy at such meeting shall be deemed to constitute the act of all Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Partners holding Partnership Interests that in the aggregate represent at least such greater or different percentage shall be required; provided, however, that if, as a matter of law or provision of this Agreement, approval by plurality vote of Partners (or any class thereof) is required to approve any action, no minimum quorum shall be required. The Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by Partners holding the required Percentage Interest specified in this Agreement.

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage, by Percentage Interest, of the Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner), as the case may be, that would be necessary to authorize or take such action at a meeting at which all the Limited Partners entitled to vote at such meeting were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner and (b) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Limited Partners in connection with a matter approved by the holders of the requisite percentage of Units acting by written consent without a meeting.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.4.

Section 13.13 Voting of Incentive Distribution Rights.

(a) For so long as a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the holders of the Incentive Distribution Rights shall not be entitled to vote such Incentive Distribution Rights on any Partnership matter except as may otherwise be required by law and the holders of the Incentive Distribution Rights, in their capacity as such, shall be deemed to have approved any matter approved by the General Partner.

(b) If less than a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the Incentive Distribution Rights will be entitled to vote on all matters submitted to a vote of Unitholders, other than amendments and other matters that the General Partner determines do not adversely affect the holders of the Incentive Distribution Rights as a whole in any material respect. On any matter in which the holders of Incentive Distribution Rights are entitled to vote, such holders will vote together with the Subordinated Units, prior to the end of the Subordination Period, or together with the Common Units, thereafter, in either case as a single class except as otherwise required by Section 13.3(c), and such Incentive Distribution Rights shall be treated in all respects as Subordinated Units or Common Units, as applicable, when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement. The relative voting power of the Incentive Distribution Rights and the Subordinated Units or Common Units, as applicable, will be set in the same proportion as cumulative cash distributions, if any, in respect of the Incentive Distribution Rights for the four consecutive Quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of Units for such four Quarters.

(c) In connection with any equity financing, or anticipated equity financing, by the Partnership of an Expansion Capital Expenditure, the General Partner may, without the approval of the holders of the Incentive Distribution Rights, temporarily or permanently reduce the amount of Incentive Distributions that would otherwise be distributed to such holders, provided that in the judgment of the General Partner, such reduction will be in the long-term best interest of such holders.

ARTICLE XIV

MERGER OR CONSOLIDATION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the state of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2 Procedure for Merger or Consolidation.

(a) Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner may act in its sole discretion to decline to consent to a merger or consolidation, may act in its sole discretion.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and jurisdiction of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, then the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (B) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, certificate of formation or limited liability company agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain and stated in the certificate of merger); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Section 14.3(d) and 14.3(e), the General Partner, upon its approval of the Merger Agreement shall direct that the Merger Agreement and the merger or consolidation contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Section 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefore, if any, set forth in the Merger Agreement.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the sole purpose of such merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Partnership Interest outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Partnership Interest of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the state of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 Effect of Merger or Consolidation.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be filed and distributed as may be required by the Commission or any National Securities Exchange on which such Limited Partner Interests are listed. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefore, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests.

(c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefore, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) without execution hereof.

Section 16.9 Applicable Law; Forum, Venue and Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be construed in accordance with and governed by the laws of the state of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary or other duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the state of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the state of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the state of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the state of Delaware or of any other court to which proceedings in the Court of Chancery of the state of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding;

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in this clause (v) shall affect or limit any right to serve process in any other manner permitted by law; and

(vi) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING.

Section 16.10 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile Signatures. The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Units is expressly permitted by this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

GPM PETROLEUM GP, LLC

By:
Name:	Arie Kotler
Title:	Chairman, President and CEO

By:
Name:	Don Bassell
Title:	CFO

GPM INVESTMENTS, LLC

By:
Name:	Arie Kotler
Title:	Chief Executive Officer

By:
Name:	Don Bassell
Title:	Chief Financial Officer

WOC SOUTHEAST HOLDING CORP.

By:
Name:	Arie Kotler
Title:	Chief Executive Officer

By:
Name:	Don Bassell
Title:	Chief Financial Officer

OPPENHEIMER STEELPATH MLP SELECT 40 FUND

By:
Name:
Title:

OPPENHEIMER STEELPATH MLP INCOME FUND

By:
Name:
Title:

[SIGNATURE PAGE TO THIRD AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP OF GPM PETROLEUM LP]

FUEL USA, LLC

By:
Name:
Title:

ADMIRAL PETROLEUM COMPANY

By:
Name:
Title:

MOUNTAIN EMPIRE OIL COMPANY

By:
Name:
Title:

[SIGNATURE PAGE TO THIRD AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP OF GPM PETROLEUM LP]

Common Units

Representing Limited Partner Interests

PROSPECTUS

RAYMOND JAMES

WELLS FARGO SECURITIES

RBC CAPITAL MARKETS

BAIRD

WUNDERLICH

CAPITAL ONE SECURITIES

                , 2017

Through and including                     , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the exchange listing fee the amounts set forth below are estimates.

SEC registration fee		$11,590
FINRA filing fee		15,500
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
NYSE listing fee		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner has purchased insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

We and our general partner will enter into indemnification agreements (each, an “Indemnification Agreement”) with each of the general partner’s officers and directors (each, an “Indemnitee”). Each Indemnification Agreement provides that our general partner will indemnify and hold harmless each Indemnitee from and against all expense, liability and loss (including attorney’s fees, judgments, fines or penalties and amounts to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with or by reason of serving in their capacity as officers and directors of our general partner (or of any subsidiary of our general partner) or in any capacity at the request of our general partner or its board of directors to the fullest extent permitted by applicable law, including Section 18-108 of the Delaware Limited Liability Company Act in effect on the date of the agreement or as such laws may be amended to provide more advantageous rights to the Indemnitee. The Indemnification Agreement also provides that we and our general partner must advance payment of certain expenses to the Indemnitee, including fees of counsel, in advance of final disposition of any proceeding subject to receipt of an undertaking from the Indemnitee to repay amounts advanced if it is ultimately determined that the Indemnitee is not entitled to indemnification.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of GPM and our general partner, their officers and directors, and any person who controls GPM and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On March 27, 2015, in connection with the formation of GPM Petroleum LP we issued (i) a 0.0% non-economic general partner interest in us to GPM Petroleum GP, LLC and (ii) a 100.0% limited partner interest in us to GPM Investments, LLC for $1,000. The issuance was exempt from registration under Section 4(2) of the Securities Act.

On January 12, 2016, in connection with the Formation Transactions, we issued 9,943,695 Class B Preferred Units to GPM Investments, LLC and 2,141,305 Class B Preferred Units to WOC Southeast Holding Corp., a subsidiary of GPM Investments, LLC. The issuance was exempt from registration under Section 4(2) of the Securities Act.

On January 12, 2016, in connection with the completion of the private placement with the SteelPath Funds, we issued 2,000,000 Class A Preferred Units to Oppenheimer Steelpath MLP Select 50 Fund and 1,500,000 Class A Preferred Units to Oppenheimer Steelpath MLP Income Fund. The issuance was exempt from registration under Section 4(2) of the Securities Act.

On March 1, 2016 and March 8, 2016, in connection with the Fuel USA Acquisition, we issued an aggregate 843,750 Class AQ Units to Fuel USA, LLC. The issuance was exempt from registration under Section 4(2) of the Securities Act.

On November 15, 2016, in connection with the Admiral Acquisition, we issued 2,047,500 Class B Preferred Units to Admiral Petroleum Company, a wholly-owned subsidiary of GPM. The issuance was exempt from registration under Section 4(2) of the Securities Act.

On April 4, 2017, in connection with the Roadrunner Acquisition, we issued 1,575,000 Class B Preferred Units to Mountain Empire Oil Company, a wholly-owned subsidiary of GPM. The issuance was exempt from registration under Section 4(2) of the Securities Act.

There have been no other sales of unregistered securities within the past three years.

ITEM 16.	EXHIBITS.

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description

**1.1	Form of Underwriting Agreement

**3.1	Certificate of Limited Partnership of GPM Petroleum LP

**3.2	Second Amended and Restated Agreement of Limited Partnership of GPM Petroleum LP

**3.3	Form of Third Amended and Restated Agreement of Limited Partnership of GPM Petroleum LP (included as Appendix A in the prospectus included in this Registration Statement)

**4.1	Registration Rights Agreement dated as of January 12, 2016, by and among GPM Petroleum LP and the purchasers named therein

**4.2	Form of Registration Rights Agreement

*5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

*8.1	Form of Opinion of Vinson & Elkins L.L.P. relating to tax matters

**10.1	Contribution Agreement dated as of January 12, 2016, by and among GPM Petroleum LP, GPM Investments, LLC, GPM2, LLC, GPM3, LLC, GPM Southeast, LLC, GPM Petroleum GP, LLC, GPM Petroleum, LLC, WOC Southeast Holding Corp., Village Pantry, LLC and Colonial Pantry Holdings, LLC

**10.2	Form of GPM Petroleum LP 2017 Long-Term Incentive Plan

**10.3	Form of Amended and Restated Omnibus Agreement

**10.4	Credit Agreement dated as of January 12, 2016, among GPM Petroleum LP, as the Borrower, the Guarantors, KeyBank National Association, as Administrative Agent, Capital One, National Association, as Syndication Agent, Santander Bank, N.A., as Documentation Agent, and the Lenders from time to time party thereto

**10.5	Purchase Agreement, dated as of January 11, 2016, by and among GPM Investments, LLC, WOC Southeast Holding Corp., GPM Petroleum GP, LLC, GPM Petroleum LP, and the purchasers named therein

**10.6	Form of Amended, Restated and Consolidated GPM Fuel Distribution Agreement

**10.7	Form of Indemnification Agreement

**10.8	Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated January 1, 2012 (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Securities and Exchange Commission)

**10.9	Amendment to Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated January 1, 2012 (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Securities and Exchange Commission)

Exhibit Number	Description

**10.10	First Amendment to Amendment to Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated October 1, 2012 (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Securities and Exchange Commission)

**10.11	Second Amendment to Amended and Restated Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated April 1, 2016

**10.12	PNC Term Loan and Security Agreement

**10.13	Form of GPM Petroleum LP 2017 Long-Term Incentive Plan Phantom Unit Agreement (Employee)

**10.14	Form of GPM Petroleum LP 2017 Long-Term Incentive Plan Phantom Unit Agreement (Director)

**10.15	Form of GPM Petroleum LP 2017 Long-Term Incentive Plan Phantom Unit Agreement (Performance-Based)

**21.1	List of Subsidiaries of GPM Petroleum LP

23.1	Consent of Grant Thornton LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of Director Nominee—Paul P. Huffard

23.4	Consent of Director Nominee—Carl M. Stanton

*23.5	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

*23.6	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

**24.1	Powers of Attorney

*	To be filed by amendment
**	Previously filed.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with GPM Petroleum GP, LLC or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to GPM Petroleum GP, LLC or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Henrico, Commonwealth of Virginia, on August 15, 2017.

GPM Petroleum LP

By:	GPM Petroleum GP, LLC

By:	/s/ Arie Kotler
Arie Kotler Chairman, Chief Executive Officer and President

GPM Petroleum LP

By:	GPM Petroleum GP, LLC

By:	/s/ Don Bassell
Don Bassell Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ Arie Kotler Arie Kotler	Chairman, Chief Executive Officer and President (Principal Executive Officer and Director)	August 15, 2017

/s/ Don Bassell Don Bassell	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 15, 2017

* Eyal Nuchamovitz	Executive Vice President and Director (Director)	August 15, 2017

* Bradley E. Scher	Director	August 15, 2017

* Robert Coble**	Director	August 15, 2017

*By:	/s/ Arie Kotler
Arie Kotler
Attorney-in-Fact

**	To resign from the Board of Directors prior to consummation of this offering.

Exhibit Number	Description

**1.1	Form of Underwriting Agreement

**3.1	Certificate of Limited Partnership of GPM Petroleum LP

**3.2	Second Amended and Restated Agreement of Limited Partnership of GPM Petroleum LP

**3.3	Form of Third Amended and Restated Agreement of Limited Partnership of GPM Petroleum LP (included as Appendix A in the prospectus included in this Registration Statement)

**4.1	Registration Rights Agreement dated as of January 12, 2016, by and among GPM Petroleum LP and the purchasers named therein

**4.2	Form of Registration Rights Agreement

*5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

*8.1	Form of Opinion of Vinson & Elkins L.L.P. relating to tax matters

**10.1	Contribution Agreement dated as of January 12, 2016, by and among GPM Petroleum LP, GPM Investments, LLC, GPM2, LLC, GPM3, LLC, GPM Southeast, LLC, GPM Petroleum GP, LLC, GPM Petroleum, LLC, WOC Southeast Holding Corp., Village Pantry, LLC and Colonial Pantry Holdings, LLC

**10.2	Form of GPM Petroleum LP 2017 Long-Term Incentive Plan

**10.3	Form of Amended and Restated Omnibus Agreement

**10.4	Credit Agreement dated as of January 12, 2016, among GPM Petroleum LP, as the Borrower, the Guarantors, KeyBank National Association, as Administrative Agent, Capital One, National Association, as Syndication Agent, Santander Bank, N.A., as Documentation Agent, and the Lenders from time to time party thereto

**10.5	Purchase Agreement, dated as of January 11, 2016, by and among GPM Investments, LLC, WOC Southeast Holding Corp., GPM Petroleum GP, LLC, GPM Petroleum LP, and the purchasers named therein

**10.6	Form of Amended, Restated and Consolidated GPM Fuel Distribution Agreement

**10.7	Form of Indemnification Agreement

**10.8	Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated January 1, 2012 (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Securities and Exchange Commission)

**10.9	Amendment to Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated January 1, 2012 (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Securities and Exchange Commission)

**10.10	First Amendment to Amendment to Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated October 1, 2012 (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Securities and Exchange Commission)

Exhibit Number	Description

**10.11	Second Amendment to Amended and Restated Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated April 1, 2016

**10.12	PNC Term Loan and Security Agreement

**10.13	Form of GPM Petroleum LP 2017 Long-Term Incentive Plan Phantom Unit Agreement (Employee)

**10.14	Form of GPM Petroleum LP 2017 Long-Term Incentive Plan Phantom Unit Agreement (Director)

**10.15	Form of GPM Petroleum LP 2017 Long-Term Plan Phantom Unit Agreement (Performance-Based)

**21.1	List of Subsidiaries of GPM Petroleum LP

23.1	Consent of Grant Thornton LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of Director Nominee—Paul P. Huffard

23.4	Consent of Director Nominee—Carl M. Stanton

*23.5	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

*23.6	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

**24.1	Powers of Attorney

*	To be filed by amendment
**	Previously filed.